SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a 16 or 15d 16 of

the Securities Exchange Act of 1934

Commission file number: 001-14554

Banco Santander Chile

Santander Chile Bank

(Translation of Registrant’s Name into English)

Bandera 140 Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40 F:

Form 20 F ☒ Form 40 F ☐

Indicate by check mark if the registrant is submitting the Form 6 K in paper as permitted by Regulation S T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6 K in paper as permitted by Regulation S T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TABLE OF CONTENTS

Page

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS	1
CERTAIN TERMS AND CONVENTIONS	3
ITEM 1. KEY INFORMATION	4
ITEM 2. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	16
ITEM 3. FINANCIAL INFORMATION	60
ITEM 4. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	61
ITEM 5. SENIOR MANAGEMENT	68
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS	F-1

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

We have made statements in this Report that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements appear throughout this report and include statements regarding our intent, belief or current expectations regarding:

•	asset growth and alternative sources of funding;

•	growth of our fee-based business;

•	financing plans;

•	impact of competition;

•	impact of regulation;

•	exposure to market risks including:

•	interest rate risk;

•	foreign exchange risk; and

•	equity price risk;

•	projected capital expenditures;

•	liquidity;

•	trends affecting:

•	our financial condition; and

•	our results of operation.

Our forward-looking statements also may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “could,” “may,” “seeks,” “aim,” “combined,” “estimates,” “probability,” “risk,” “VaR,” “target,” “goal,” “objective,” “future” or similar expressions.

You should understand that the following important factors, in addition to those discussed elsewhere in this Report and in our annual report on Form 20-F for the year ended December 31, 2020 (the “2020 20-F”), could affect our future results and could cause those results or other outcomes to differ materially from those expressed in our forward-looking statements:

•	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies;

•	changes in economic conditions;

•	the monetary and interest rate policies of Central Bank (as defined below);

•	inflation;

•	deflation;

•	unemployment;

•	increases in defaults by our customers and in impairment losses;

•	decreases in deposits;

•	customer loss or revenue loss;

•	unanticipated turbulence in interest rates;

•	movements in foreign exchange rates;

•	movements in equity prices or other rates or prices;

•	the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR model we use;

•	changes in Chilean and foreign laws and regulations;

•	changes in taxes;

•	competition, changes in competition and pricing environments;

•	our inability to hedge certain risks economically;

•	the adequacy of loss allowances;

•	technological changes;

•	changes in consumer spending and saving habits;

•	changes in demographics, consumer spending, investment or saving habits;

•	increased costs;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;

•	changes in, or failure to comply with, banking regulations;

•	acquisitions or restructurings of businesses that may not perform in accordance with our expectations;

•	our ability to successfully market and sell additional services to our existing customers;

•	disruptions in client service;

•	damage to our reputation;

•	natural disasters;

•	implementation of new technologies;

•	the Group’s exposure to operational losses (e.g., failed internal or external processes, people and systems);

•	an inaccurate or ineffective client segmentation model; and

•	the COVID-19 pandemic or other pandemics.

You should not place undue reliance on such statements, which speak only as of the date at which they were made. The forward-looking statements contained in this report speak only as of the date of this Report, and we do not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CERTAIN TERMS AND CONVENTIONS

As used in this report on Form 6-K (the “Report”), “Santander-Chile”, “the Bank”, “we,” “our” and “us” or similar terms refer to Banco Santander-Chile together with its consolidated subsidiaries.

When we refer to “Santander Spain,” we refer to our parent company, Banco Santander, S.A. References to “the Group,” “Santander Group” or “Grupo Santander” mean the worldwide operations of the Santander Spain conglomerate, as indirectly controlled by Santander Spain and its consolidated subsidiaries, including Santander-Chile.

As used in this Report, the term “billion” means one thousand million (1,000,000,000).

In this Report, references to “$”, “U.S.$”, “U.S. dollars” and “dollars” are to United States dollars; references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos; references to “JPY” or “JPYS” are to Japanese Yen; references to “CHF” or “CHF$” are to Swiss francs; references to “CNY” or “CNY$” are to Chinese yuan renminbi); and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month.

As used in this Report, the terms “write-offs” and “charge-offs” are synonyms.

In this Report, references to the Audit Committee are to the Bank’s Comité de Directores y Auditoría.

In this Report, references to “BIS” are to the Bank for International Settlement, and references to “BIS ratio” are to the capital adequacy ratio as calculated in accordance with the Basel Capital Accord. References to the “Central Bank” are to the Banco Central de Chile. References to the “SBIF” are to the Superintendency of Banks and Financial Institutions. References to the “FMC” are to the Financial Market Commission into which the SBIF merged on June 1, 2019.

Certain figures included in this Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

ITEM 1. KEY INFORMATION

A. Selected Financial Data

The following table presents selected historical financial information for Santander-Chile as of the dates and for each of the periods indicated. Financial information for Santander-Chile as of December 31, 2020 and June 30, 2021 and for the six-month periods ended June 30, 2021 and 2020 has been derived from our Unaudited Interim Consolidated Financial Statements prepared in accordance with local Chilean Bank GAAP. These consolidated financial statements differ in some respects from our financial statements prepared in accordance with IFRS and included in the 2020 20-F. See “Item 2.—B. Differences between IFRS and Chilean Bank GAAP” and Note 37 to our Unaudited Interim Consolidated Financial Statements.

The following table should be read in conjunction with, and is qualified in its entirety by reference to, our Unaudited Interim Consolidated Financial Statements appearing elsewhere in this Report.

	Six-month periods ended June 30,
	2021	2021	2020
	in thousands of U.S.$ (1)	in millions of Ch$ (2)
UNAUDITED CONSOLIDATED STATEMENT OF INCOME STATEMENT DATA (Chilean Bank GAAP)
Net interest income	1,187,159	869,095	768,642
Net fee and commission income	207,617	151,992	136,665
Financial transactions, net (3)	97,392	71,299	100,070
Other operating income	14,091	10,316	11,939
Net operating profit before provision for loan losses	1,506,259	1,102,702	1,017,316
Provision for loan losses	(251,397)	(184,043)	(293,933)
Net operating profit	1,254,861	918,659	723,383
Total operating expenses	(609,297)	(446,054)	(432,252)
Operating income	645,565	472,605	291,131
Income from investments in associates and other companies	1,212	887	596
Income before tax	646,776	473,492	291,727
Income tax expense	(140,039)	(102,520)	(61,325)
Result of discontinued operations	—	—	—
Net income for the year	506,737	370,972	230,402
Net income for the period attributable to:
Equity holders of the Bank	501,572	367,191	228,873
Non-controlling interests	5,165	3,781	1,529
Net income attributable to Equity holders of the Bank per share	2.66	1.95	1.21
Net income attributable to Equity holders of the Bank per ADS	1,064.65	779.41	485.81
Weighted-average shares outstanding (in millions)	188,446.1	188,446.1	188,446.1
Weighted-average ADS outstanding (in millions)	471.1	471.1	471.1

	As of June 30, 2021		As of December 31 2020

	in thousands of U.S.$ (1)	in millions of Ch$ (2)	in millions of Ch$ (2)
UNAUDITED CONSOLIDATED STATEMENT OF BALANCE SHEET DATA (Chilean Bank GAAP)
Cash and deposits in banks	10,261,328	7,512,113	2,803,288
Cash items in process of collection	1,421,179	1,040,417	452,963
Trading investments	59,850	43,815	133,718
Investments under resale agreements	—	—	—
Financial derivative contracts	8,612,269	6,304,870	9,032,085
Interbank loans, net	10,432	7,637	18,920
Loans and accounts receivable from customers, net	46,049,253	33,711,737	33,413,429
Available-for-sale investments	9,659,208	7,071,313	7,162,542
Investments in associates and other companies	14,329	10,490	10,770
Intangible assets	114,705	83,973	82,537
Property, plant, and equipment	252,236	184,657	187,240
Right of use assets	258,205	189,027	201,611
Current taxes	106,531	77,989	—
Deferred taxes	862,960	631,756	538,118
Other assets	2,654,024	1,942,958	1,738,856
TOTAL ASSETS	80,336,510	58,812,752	55,776,077
Deposits and other demand liabilities	24,208,081	17,722,252	14,560,893
Cash items in process of being cleared	1,301,031	952,459	361,631
Obligations under repurchase agreements	80,402	58,861	969,808
Time deposits and other time liabilities	16,058,091	11,755,807	10,581,791
Financial derivative contracts	9,181,361	6,721,491	9,018,660
Interbank borrowing	10,946,779	8,013,918	6,328,599
Issued debt instruments	10,958,317	8,022,365	8,204,177
Other financial liabilities	292,911	214,434	184,318
Obligation for lease contracts	197,728	144,753	149,585
Current taxes	—	—	12,977
Deferred taxes	293,192	214,640	129,066
Provisions	612,829	448,640	456,120
Other liabilities	1,536,527	1,124,861	1,165,853
TOTAL LIABILITIES	75,667,251	55,394,481	52,123,478
Capital	1,217,494	891,303	891,303
Reserves	3,481,812	2,548,965	2,341,986
Valuation adjustments	(501,690)	(367,277)	(27,586)
Retained earnings	351,101	257,034	362,213
Attributable to Equity holders of the Bank	4,548,717	3,330,025	3,567,916
Non-controlling interest	120,541	88,246	84,683
TOTAL EQUITY (4)	4,669,259	3,418,271	3,652,599
TOTAL LIABILITIES AND EQUITY	80,336,510	58,812,752	55,776,077

	As of and for the six-month period ended June 30,
	2021	2020
CONSOLIDATED RATIOS
(Chilean Bank GAAP)
Profitability and performance:
Net interest margin (5)	3.8%	3.7%
Return on average total assets (6)	1.3%	0.8%
Return on average equity (7)	19.8%	12.2%
Capital:
Average equity as a percentage of average total assets (8)	6.7%	6.7%
Total liabilities as a multiple of equity (9)	16.2	15.5
Credit Quality:
Non-performing loans as a percentage of total loans (10)	1.3%	1.9%
Allowance for loan losses as percentage of total loans (11)	2.6%	2.7%
Operating Ratios:
Operating expenses /operating revenue (12)	37.5%	39.7%
Operating expenses annualized /average total assets	1.6%	1.5%

OTHER DATA
CPI Inflation Rate (13)	2.0%	1.2%
Revaluation (devaluation) rate (Ch$/U.S.$) at period end (13)	3.4%	9.0%
Number of employees at period end	10,240	11,028
Number of branches and offices at period end	344	367

(1)	Amounts stated in U.S. dollars at and for the six-month period ended June 30, 2021 have been translated from Chilean pesos at the interbank market exchange rate of Ch$732.08 = U.S.$1.00 as of June 30, 2021 based on the interbank market rate published by Reuters at 1:30 pm on the last business day of the period. Such translations should not be construed as representations that the Chilean peso amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

(2)	Except per share data, percentages and ratios, share numbers, employee numbers and branch numbers.

(3)	Net income (expense) from financial operations and net foreign exchange gain.

(4)	Total equity includes equity attributable to Equity holders of the Bank plus non-controlling interests.

(5)	Net interest income divided by average interest earning assets (as presented in “Item 3. Operating and Financial Review and Prospects— C. Selected Statistical Information”).

(6)	Net income for the year divided by average total assets (as presented in “Item 3. Operating and Financial Review and Prospects— C. Selected Statistical Information”).

(7)	Net income for the year divided by average equity (as presented in “Item 3. Operating and Financial Review and Prospects—C. Selected Statistical Information”).

(8)	This ratio is calculated using total average equity (as presented in “Item 3. Operating and Financial Review and Prospects— C. Selected Statistical Information”) including non-controlling interest.

(9)	Total liabilities divided by equity.

(10)	Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment over 90 days past-due.

(11)	Allowance for loan losses includes additional provisions of Ch$46 billion as of June 30, 2020 and Ch$168 billion as of June 30, 2021.

(12)	The efficiency ratio is equal to operating expenses over operating income. Operating expenses includes personnel salaries and expenses, administrative expenses, depreciation and amortization, impairment and other operating expenses. Operating income includes net interest income, net fee and commission income, net income from financial operations (net trading income), foreign exchange profit (loss), net and other operating income.

(13)	Based on information published by the Central Bank.

Exchange Rates

This Report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in preparing the Unaudited Interim Consolidated Financial Statements, could be converted into U.S. dollars at the rate indicated, were converted or will be converted at all.

Unless otherwise indicated, all U.S. dollar amounts at any year end, for any period have been translated from Chilean pesos based on the interbank market rate published by Reuters at 1:30 pm on June 30, 2021 days was Ch$732.08, or 0.44% less than the Central Bank’s published observed exchange rate for such dates of Ch$735.28 per U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for the Chilean peso.

The U.S. dollar equivalent of one UF was U.S.$40.41 as of June 30, 2021, using the observed exchange rate reported by the Central Bank as of June 30, 2021 of Ch$735.28 per U.S.$1.00.

Dividends

Under the New General Banking Law (as defined herein), a Chilean bank may only pay a single dividend per year (i.e., interim dividends are not permitted). Santander-Chile’s annual dividend is proposed by its Board of Directors and is approved by the shareholders at the annual ordinary shareholders’ meeting held the year following that in which the dividend is generated. For example, the 2020 dividend must be proposed and approved during the first four months of 2021. Following shareholder approval, the proposed dividend is declared and paid. Historically, the dividend for a particular year has been declared and paid no later than one month following the shareholders’ meeting. Dividends are paid to shareholders of record on the fifth day preceding the date set for payment of the dividend. The applicable record dates for the payment of dividends to holders of ADSs will, to the extent practicable, be the same.

Under the New General Banking Law, a bank must distribute cash dividends in respect of any fiscal year in an amount equal to at least 30% of its net income for that year, as long as the dividend does not result in the infringement of minimum capital requirements. The balances of our distributable net income are generally retained for use in our business (including for the maintenance of any required legal reserves). Although our Board of Directors currently intends to pay regular annual dividends, the amount of dividend payments will depend upon, among other factors, our then current level of earnings, capital and legal reserve requirements, as well as market conditions, and there can be no assurance as to the amount or timing of future dividends.

Dividends payable to holders of ADSs are net of foreign currency conversion expenses of The Bank of New York Mellon, as depositary (the “Depositary”) and will be subject to the Chilean withholding tax currently at the rate of 35% (subject to credits in certain cases as described in “Item 10. Additional Information—E. Taxation—Material Tax Consequences of Owning Shares of Our Common Stock or ADSs” in our 2020 20-F).

Under the Foreign Investment Contract (as defined herein), the Depositary, on behalf of ADS holders, is granted access to the Formal Exchange Market to convert cash dividends from Chilean pesos to U.S. dollars and to pay such U.S. dollars to ADS holders outside Chile, net of taxes, and no separate registration by ADS holders is required. In the past, Chilean law required that holders of shares of Chilean companies who were not residents of Chile to register as foreign investors under one of the foreign investment regimes contemplated by Chilean law in order to have dividends, sale proceeds or other amounts with respect to their shares remitted outside Chile through the Formal Exchange Market. On April 19, 2001, the Central Bank deregulated the Exchange Market and eliminated the need to obtain approval from the Central Bank in order to remit dividends, but at the same time this eliminated the possibility of accessing the Formal Exchange Market. These changes do not affect the current Foreign Investment Contract, which was signed prior to April 19, 2001, which grants access to the Formal Exchange Market with prior approval of the Central Bank. See “Item 10. Additional Information—D. Exchange Controls” in our 2020 20-F.

The following table presents dividends declared and paid by us in nominal terms in the past four years and to date in 2021:

Year	Dividend in millions of Ch$ (1)	Dividend in millions of U.S.$ (2)	Per share Ch$/share (3)	Per ADS U.S.$/ADS (4)	% over earnings (5)
2017	330,646	500.9	1.75	1.06	70
2018	423,611	705.3	2.25	1.50	75
2019	355,141	531.5	1.88	1.13	60
2020 (6)	331,256	430.8	1.76	0.91	60
2021 (year-to-date)	310,468	440.3	1.65	0.93	60

(1)	Millions of nominal pesos.

(2)	Millions of U.S.$ using the observed exchange rate of the day the dividend was approved at the annual shareholders’ meeting.

(3)	Calculated on the basis of 188,446.1 million shares.

(4)	Dividend in millions of U.S.$ divided by the number of ADS, which is calculated on the basis of 400 shares per ADS.

(5)	Calculated by dividing dividend paid in the year by net income attributable to the equity holders of the Bank for the previous year under Chilean Bank GAAP. This is the payment ratio determined by shareholders.

(6)	On April 30, 2020, shareholders of the Bank approved the distribution of 30% of the 2019 net income attributable to shareholders under Chilean Bank GAAP. This amounted to Ch$ 165,627 million (U.S.$ 198.0 million using the observed exchange rate of the day the dividend was approved at the annual shareholders’ meeting) or Ch$ 0.88 per share (U.S.$ per ADR 0.49). In the Extraordinary Shareholders Meeting held on November 26, 2020, a further 30% of the 2019 earnings was approved.

B. Risk Factors

You should carefully consider the following risk factors, and the risk factors set forth under “Item 3. Key Information—D. Risk Factors” in our 2020 20-F, which should be read in conjunction with all the other information presented in this Report and in our 2020 20-F. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties that we do not know about or that we currently think are immaterial may also impair our business operations. Any of the following risks, if they actually occur, could materially and adversely affect our business, results of operations, prospects and financial condition.

We are subject to market risks that are presented both in this subsection and in “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in our 2020 20-F.

Our operations and results have been negatively impacted by the coronavirus outbreak, which we expect will have a continued and potentially material adverse effect on our business and results of operations for as long as the pandemic is ongoing.

Since December 2019, a novel strain of coronavirus (COVID-19) has spread around the world, including Chile. On March 18, 2020, the Chilean government declared a state of emergency and on March 19, 2020, the government ordered the suspension of all non-essential activities and a mandatory quarantine in neighborhoods with a high concentration of cases. Since that date different areas of Chile have come in and out of different levels of quarantine. These measures and similar measures have caused significant disruption of regional and global economic activity. These quarantines led to the closure of approximately 20% of our branches at the peak of the pandemic. As of June 30, 2021, 44 of our branches remained closed due to the pandemic. For the remaining open branches, we have instituted strict sanitary protocols and restrictions on the number of customers and personnel that can be in any individual branch at a time.

The Chilean government currently maintains a “step-by-step” gradual restriction relief program in force since March 2020. As of October 1, 2021, this will include five stages ranging from restriction to advanced opening, based on a formula that combines several factors, including new cases per capita in a given area, the size of the elderly and vulnerable population and access to medical care in such area. Depending on the results of these health and safety guidelines and criteria, the Chilean government may allow each district or region to gradually advance to an advanced opening stage or re-impose certain restrictions which, in any case, will not affect people’s mobility rights. Beginning on November 1, 2021, a mobility pass will be required for all people of age above 12 years old for greater freedom of mobility and certain meetings.

The process to vaccinate the Chilean population began in February 2021, and as of October 2021, over 14.1 million people in Chile were already fully vaccinated, representing 81.7% of the target population and 74.1% of the total population in Chile. The Chilean Ministry of Health defines “target population” as (1) critical population (i.e. individuals exposed to infection due to their work or functions); (2) healthy population (i.e. individuals between the ages of 18 and 59); and (3) population at risk (i.e. individuals with an increased risk of experiencing grave morbidity, sequels or death due to COVID-19 by reason of age or pre-existing conditions). The Chilean government has also begun vaccinating children under 18 years of age and is currently rolling out the booster shot. Moreover, the Public Health Institute (Instituto de Salud Pública) granted on September 6, 2021 the necessary emergency approval for the vaccination of children between 6 and 12 years of age.

Chile has also begun opening its borders, enabling foreigners that have already been vaccinated to enter the country. The vaccination program has contributed to the slowing down of the spread of COVID-19 and has enabled the Chilean economy to begin recovery. However, as new variants of the COVID-19 virus spread throughout the world, the long-term ramifications of the COVID-19 pandemic are highly uncertain, and it is hard to predict the duration of the pandemic and its effects on the global and Chilean economy and on our business.

The Chilean government also rolled out a series of measures to increase liquidity for households, including an Emergency Plan for the Protection of Family Income, and Economic and Employment Reactivation (Plan de Emergencia por la Protección de los ingresos de las Familias y la Reactivación Económica y del Empleo) that is available for 90% of Chilean households, benefiting around 14.8 million people in May 2021. These households will receive a monthly income for the months June, July, and August 2021, amounting to a total estimated government expense of US$ 8.7 billion, and then a further 50% of this expense for the months September to December 2021.

In 2020, GDP fell 5.8% with an unemployment rate of 10.2% as of December 2020 because of the pandemic and subsequent lockdowns. However, improvements in terms of trade and better economic activity have led to the economy quickly recovering and GDP is currently expected by the Chilean Central Bank to grow in 2021. Current expectations notwithstanding, any future resurgence in the pandemic could lead to new restrictions on economic activity and negatively impact growth in 2021.

In Chile, the industries and sectors that have been most impacted have been hotels, casinos, tourism, restaurants, and airlines. As of June 30, 2021, our loan exposures to these industries totaled approximately 0.9% of its loan book.

The Chilean government has also announced a series of measures to support lending. The largest measures were to provide an additional US$3 billion to the Fondo de Garantía para Pequeños Empresarios (Small Enterprise Guarantees Fund, or “FOGAPE”), a state fund that guarantees loans, leases and other credits provided to small businesses, extend FOGAPE’s coverage to companies with annual sales of up to UF 1 million (US$34 million) and further amend the rules and regulations governing FOGAPE to encourage banks to provide lending to small businesses. Under FOGAPE’s new regulations, domestic banks, including us, may provide loans with preferential interest rates monetary policy rate (“MPR”) to the MPR plus 3% and terms of up to 48 months to eligible companies in an aggregate amount equal to up to 3 months of a company’s sales and receive a guarantee from FOGAPE of between 60% and 85% of each loan. Any recovery of all or a portion of a non-performing loan will first be used to satisfy the non-guaranteed portion of the principal amount of the loan as well as legal fees, followed by the amount of the guarantee provided by FOGAPE and lastly any accrued and unpaid interest and fees. In order to receive the guarantee from FOGAPE, such loans must have a 6-month grace period before a company must begin repaying the loan. In addition, companies that receive loans guaranteed by FOGAPE pursuant to these new regulations will be entitled to defer loan payments for a period of 6 months.

In February 2021, the government approved the FOGAPE 2.0 – or FOGAPE Reactiva - program. The maximum rate was set at a monthly rate of TPM (overnight rate) plus 0.6%, implying an annual rate of 7.2%. The focus at this time will be to direct the loans for SMEs investments and not only for working capital needs.

Although we have received guarantees from FOGAPE for a portion of the FOGAPE loans we have granted, if our clients default on their payment obligations under these loans when they become due, or they otherwise fail to timely comply with their obligations under these loans, this will result in higher levels of non-performing loans in the future and require the recognition of additional allowances for loan losses. Moreover, we must share with FOGAPE a portion of any recovery made on non-performing loans guaranteed by FOGAPE. In addition, all other loans previously disbursed to a client from the same bank from which they receive the FOGAPE loan will also be granted a 6-month grace period for repayment. If our clients default on their obligations under these loans, which are not guaranteed by FOGAPE, when such grace period ends, it could result in higher levels of non-performing loans in the future and require the recognition of additional allowances for loan losses.

As of June 30, 2021, we had approved Ch$2.4 trillion of FOGAPE loans to our SME and Middle-market clients, including Ch$730,822 million in FOGAPE Reactiva. The majority of the grace periods have expired, with 97% of the total FOGAPE loans already under normal payment schedule. The FOGAPE Reactiva loans we granted did not include grace periods. Of those under normal payment schedule, over 99% have been paying on time, while only 1% show impairment at the end of June 2021. Despite these positive figures, we cannot assure that these repayment trends will continue in the future and a greater extension of the COVID-19 pandemic could signify a greater deterioration of the payment ability of our clients with a FOGAPE loan.

The FMC has also issued regulations regarding the granting of grace periods for mortgages, consumer loans and commercial loans that have been affected by the COVID-19 pandemic as follows:

Additionally, we provided grace periods for our consumer portfolio for up to 3 months, our mortgage portfolio for up to 6 months, and other commercial loans up to 6 months to debtors who were 0-30 days overdue as of March 31, 2020. In view of the persistence of the COVID-19 pandemic, with the consequent effects on the normal development of economic activities, on April 23, 2021, the FMC instructed the Bank to extend these grace periods until July 31, 2021. As of June 30, 2021, we had provided a grace period according to the guidelines established by our regulator for Ch$8.3 trillion of our loans. Below is a breakdown of repayment behavior as of June 30, 2021:

COVID-19 measures	As of June 30, 2021
Ch$ billion
Payment holiday	8,324
Payment holiday still in effect	46
Payment holiday expired	8,278

The Bank is closely monitoring payment behavior once payment holidays have expired. As of June 30, 2021, Ch$8,106 billion corresponds to clients who are servicing their debt properly, and clients representing Ch$172 billion of loans defaulted or requested additional extensions. As of July 31, 2021, clients representing Ch$8,182 billion in loans had requested payment holidays, with Ch$8,139 billion, or 99.5% of those loans, with payment holiday expired. Of these loans with grace periods expired, clients representing Ch$8,106 million in loans, or 99.6% of total loans were servicing their debt properly.

Despite this favorable evolution of asset quality, there is still risk of an increase in the NPL ratio due to the duration of the COVID-19 pandemic, the emergence of new COVID-19 variants, and the uncertainty of their effect on the effectiveness of vaccines, the extent and length of the economic downturn and the rules and regulations put in place to combat the COVID-19 pandemic and its effects in the future.

The extent to which the COVID-19 pandemic impacts our results will depend on the duration of the pandemic and the level of continued disruption to Chilean, regional and global economic activity, which is impossible to predict at this time. Future developments with respect to the COVID-19 pandemic are highly uncertain and new information may emerge concerning the severity of the COVID-19 pandemic and the actions taken to contain it. Furthermore, there are no indications the Chilean government will continue providing loan support programs or other forms of relief or assistance for private sector entities such as us. If the pandemic continues and further government programs are not initiated, or the ones in place are not effective, this could have a material adverse effect on us.

Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds. Any downgrade in Chile’s, our controlling shareholders or our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results of operations.

Credit ratings affect the cost and other terms upon which we can obtain funding. Rating agencies regularly evaluate us, and their ratings of our debt are based on several factors, including our financial strength and conditions affecting the financial services industry. In addition, due to the methodology of the main rating agencies, our credit rating is affected by the rating of Chile’s sovereign debt. If Chile’s sovereign debt is downgraded, our credit rating would also likely be downgraded by an equivalent amount. In addition, our ratings may be adversely affected by any downgrade in the ratings of our parent company, Santander Spain.

During 2020, as a result of the social unrest in Chile and the COVID-19 pandemic, Standard and Poor’s Ratings Services (“S&P”) and Moody’s revised the Republic of Chile and the Bank’s credit ratings to a negative outlook. In March 2021, due to the ongoing pandemic and the consequent increase in government spending with a higher fiscal deficit, S&P downgraded the Chilean sovereign rating from A+ to A. As a direct effect of the Chilean sovereign rating downgrade, S&P downgraded Santander Chile’s rating from A to A-, maintaining a negative outlook. In September 2021, S&P changed Santander Chile’s outlook from negative to stable.

Any downgrade in our debt credit ratings would likely increase our borrowing costs and require us to post additional collateral or take other actions under some of our derivative and other contracts, and could limit our access to capital markets and adversely affect our commercial business. For example, a ratings downgrade could adversely affect our ability to sell or market some of our products, engage in certain longer-term and derivatives transactions and retain our customers, particularly customers who need a minimum rating threshold in order to invest. In addition, under the terms of certain of our derivative contracts and other financial commitments, we may be required to maintain a minimum credit rating or terminate such contracts or require the posting of collateral. Any of these results of a ratings downgrade could reduce our liquidity and have an adverse effect on us, including our operating results and financial condition.

While certain potential impacts of these downgrades are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of our long-term credit rating precipitates downgrades to our short-term credit rating, and assumptions about the potential behaviors of various customers, investors and counterparties. Actual outflows could be higher or lower than the preceding hypothetical examples, depending upon certain factors including which credit rating agency downgrades our credit rating, any management or restructuring actions that could be taken to reduce cash outflows and the potential liquidity impact from loss of unsecured funding (such as from money market funds) or loss of secured funding capacity. Although unsecured and secured funding stresses are included in our stress testing scenarios and a portion of our total liquid assets is held against these risks, a credit rating downgrade could still have a material adverse effect on us.

In addition, if we were required to cancel our derivatives contracts with certain counterparties and were unable to replace such contracts, our market risk profile could be altered.

There can be no assurance that the rating agencies will maintain the current ratings or outlooks. In general, the future evolution of Santander’s ratings will be linked, to a large extent, to the impact of the COVID-19 pandemic (including, for example, a third wave, new lockdowns, etc.) on the macro outlook of our asset quality, profitability and capital. Failure to maintain favorable ratings and outlooks could increase our cost of funding and adversely affect interest margins, which could have a material adverse effect on us.

Market conditions have resulted, and could result, in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.

In the past, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads, including as a result of the COVID-19 pandemic. We have material exposures to securities, loans and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then-prevailing market conditions, may result in negative changes in the fair values of our financial assets and these may also translate into increased impairments. In addition, the value ultimately realized by us on disposal may be lower than the current fair value. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition or prospects.

In the first nine months of 2021, pension fund withdrawals and political uncertainty have led to significant rate increases along the entire yield curve. Furthermore, the Central Bank increased the Monetary Policy Rate from 0.5% to 0.75% in July 2021, and then to 1.5% in August 2021 and to 2.75 in October 2021. This has negatively impacted the fair value of various financial assets, including our available-for-sale assets, which as of June 30, 2021 amounted to Ch$7,071,313 million. These instruments are principally sovereign and treasury bonds from Chile and the United States. As of June 30, 2021, the instruments available for sale include balances of unrealized net profits of Ch$307,745 million recognized as “Valuation accounts” in equity.

In addition, to the extent that fair values are determined using financial valuation models, such values may be inaccurate or subject to change, as the data used by such models may not be available or may become unavailable due to changes in market conditions, particularly for illiquid assets, and particularly in times of economic instability. In such circumstances, our valuation methodologies require us to make assumptions, judgements and estimates in order to establish fair value, and reliable assumptions are difficult to make and are inherently uncertain and valuation models are complex, making them inherently imperfect predictors of actual results. Any consequential impairments or write-downs could have a material adverse effect on our operating results, financial condition and prospects.

Impact of Inflation and government measures to curb inflation may adversely affect the Chilean economy and have an adverse effect on us.

Inflation and government measures to curb inflation may adversely affect the Chilean economy and our business, results of operations and financial condition. In recent months Chilean inflation levels have been accelerating and inflation is expected to surpass 5%. Although we currently benefit from moderate increases in inflation, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are significantly less features in deposits and other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation.

The measures taken in the past by the Central Bank of Chile to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. In this sense, in 2021 the Central Bank has increased the Monetary Policy Rate (Tasa de Política Monetaria) from 0.5% to 0.75% in July 2021, then to 1.5% in August 2021 and then to 2.75% in October 2021. Because our liabilities are generally re-priced sooner than our assets, rapid increases in short-term rates on behalf of the Central Bank are reflected in the rates of interest paid by us on our liabilities before such changes are reflected in the rates of interest earned by us on our assets. Therefore, when short term rates increase, our interest margin is usually negatively affected. At the same time, our net interest margin tends to be adversely affected in the short term by a decrease in inflation rates since generally our UF-denominated assets exceed our UF-denominated liabilities. See “Item 2. Operating and Financial Review and Prospects—A. Operating Results—Impact of Inflation—Peso-denominated assets and liabilities.”

Moreover, measures to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Chile and to heightened volatility in its securities markets. In the case of high inflation, the government could decide to fix prices or lower value-added tax which may affect us negatively in the short term.

We are subject to regulatory risk, or the risk of not being able to meet all of the applicable regulatory requirements and guidelines.

As a financial institution, we are subject to extensive regulation, inspections, examinations, inquiries, audits and other regulatory requirements by Chilean regulatory authorities, which materially affect our businesses. We cannot assure you that we will be able to meet all of the applicable regulatory requirements and guidelines, or that we will not be subject to sanctions, fines, restrictions on our business or other penalties in the future as a result of noncompliance. If sanctions, fines, restrictions on our business, higher capital requirements or other penalties are imposed on us for failure to comply with applicable requirements, guidelines or regulations, our business, financial condition, results of operations and our reputation and ability to engage in business may be materially and adversely affected.

In August 2021, Law No. 21,365 was enacted, regulating interchange fees in the credit card payment market in Chile. An autonomous and technical committee was formed to determine the interchange fee limits, conformed by 4 members, each designated by the following institutions: the Central Bank in Chile; the FMC; the National Economic Prosecutor (Fiscalía Nacional Económica); and the Ministry of Finance. This committee has six months to announce the first transitory limits. Interchange fee limits will be reestablished every three years. We cannot assure this new regulation will not have a negative impact on the fees we currently charge as a credit and debit card issuing bank.

In addition, Congress is currently discussing a proposal that would modify diverse regulations on debt and the rights of the consumer. It proposes (1) the reduction, from 1.5 to 1.3 times, the current interest rate applicable to money lending transactions, one of the limits in the determination of the maximum conventional interest, thus limiting abusive and unilateral interests; (2) the prohibition of the compounding of interests on interests, meaning that lenders would not be permitted to consider the interests owed as capital debt, and therefore apply the agreed interests over such capital; (3) any prepayment commission or any other similar charge for the advance payment of a debt, as well as the calculation formula, must be previously established in the main obligation and this fee or extra payment cannot exceed the agreed interest in one month; (4) the reduction of the maximum limits applicable to prepayment commissions, in the case of operations, adjustable or not, of debts of less than five thousand U.F.; (5) the regulation of acceleration clauses in promissory notes prohibiting that the non-payment of one of the installments makes the payment of the total balance owed enforceable. If approved, the acceleration will only be enforceable when a request for payment and collection of at least six separately unpaid installments has been made; and (6) that acceleration clauses requiring payment of the total amount owed for the breach of less than 6 separate installments, or that exempt creditors from their obligations to require payment in accordance with the law, will not be valid. If enacted as currently proposed, this legislation may negatively affect interest rate income and fees, which in turn could have a material adverse effect on our operating results, financial condition and prospects.

In their supervisory roles, the regulators seek to maintain the safety and soundness of financial institutions with the aim of strengthening the protection of customers and the financial system. The supervisors’ continuing supervision of financial institutions is conducted through a variety of regulatory tools, including the collection of information by way of prudential returns, reports obtained from skilled persons, visits to firms and regular meetings with management to discuss issues such as performance, risk management and strategy. In general, these regulators have a more outcome-focused regulatory approach that involves more proactive enforcement and more punitive penalties for infringement. As a result, we face increased supervisory scrutiny (resulting in increasing internal compliance costs and supervision fees), and in the event of a breach of our regulatory obligations we are likely to face more stringent regulatory fines.

Changes in regulations may also cause us to face increased compliance costs and limitations on our ability to pursue certain business opportunities and provide certain products and services. As some of the banking laws and regulations have been recently adopted, the way those laws and related regulations are applied to the operations of financial institutions is still evolving. Moreover, to the extent these recently adopted regulations are implemented inconsistently in the various jurisdictions in which we operate, we may face higher compliance costs.

No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have a material adverse effect on our business and results of operations.

Changes to the pension fund system may affect our liquidity levels and/or funding costs.

The current pension fund system dates from the 1980s when pensions went from being state-funded to privately-funded, which requires Chilean employees to set aside 10% of their wages. As of June 30, 2021, the Chilean pension fund management companies (Administradoras de Fondos de Pensión, or “AFPs”) had U.S.$4.2 billion invested in the Bank via equity, deposits and fixed income. The demographics of Chilean society have changed, resulting in a need to modify the system. In January 2020, the Chilean government presented a proposal for pension reform to Congress for discussion. These changes include increasing minimum pensions and introducing a social insurance scheme for events such as longevity. The amount each worker must set aside is also expected to increase from the current 10% of wages to 16%. The additional 6% would be gradually introduced over 12 years and would be a cost of the employer, thus potentially raising personnel expenses. The additional 6% would not be managed by the AFPs, but by a new government pension entity. Although the bill is currently being discussed, we are unable to predict the final content of the law. The potential adverse effect of the proposed law on our financial condition and results of operations cannot yet be ascertained.

In parallel, the Chilean government is also discussing a shorter proposal to reform the pension system, mainly focused on modifying the mortality tables used to calculate pensions and the coverage of the “Solidarity Pillar”, a category of coverage for those that do not have a sufficient accumulated pension. If the proposal is implemented, the Solidarity Pillar monthly amount will be increased to Ch$210,000, the coverage will be increased from 60% of the vulnerable population to 85% and the age for women to access basic pensions will be reduced to 60 years.

Moreover, in 2020, and as a result of the COVID-19 pandemic, three extraordinary withdrawals were permitted from pension funds, the last of which approved in May 2021.

In order to avoid strong swings in asset prices, the Central Bank introduced a series of measures to ensure healthy liquidity levels including the direct purchase of bank instruments and the acquisition of government bonds in the secondary market supported by the FCIC and LCL lines available to banks. The potential adverse effect of these and future withdrawals on our financial condition, liquidity levels, the ability to obtain funding from the AFPs and results of our operations cannot yet be ascertained.

A fourth 10% pension fund withdrawal is currently being discussed in the Senate, which could mean that an additional US$17 billion could be withdrawn from Chilean AFPs. Withdrawals had an immediate impact on local fixed income capital markets and between December 31, 2020 and June 30, 2021, the yield on Chile’s 10Y Central Bank nominal bond increased from 2.6% to 4.57%. As of September 30, 2021, the yield reached 5.52%. These extraordinary withdrawals have resulted in lower funding from AFP. In addition, there is a discussion to enforce a law that would allow pensioners who receive an annuity to be eligible to receive an advancement. The FMC has stated that this new advancement of annuities could materially affect the solvency of life insurance companies with the subsequent negative impacts on capital markets.

Chilean regulations also impose a series of restrictions on how Chilean AFPs may allocate their assets. In the particular case of financial issuers’ there are three restrictions, each involving different assets and different limits determined by the amount of assets in each fund and the market and book value of the issuer’s equity. As a consequence, limits vary within funds of AFPs and issuers. According to our estimates in June 2021, the AFPs still had the possibility of being able to invest another U.S.$8.2 billion in the Bank via equity, deposits and fixed income. If the exposure of any AFP to Santander-Chile exceeds the regulatory limits, the regulatory limits are reduced or the amount of funds available in the pension funds falls significantly, we would need to seek alternative sources of funding, which could be more expensive and, as a consequence, may have a material adverse effect on our financial condition and results of operations.

A change in labor laws in Chile or a worsening of labor relations in the Bank could impact our business.

As of June 30, 2021, on a consolidated basis, we had 10,240 employees, of which 73.7% were unionized. In February 2021, a new collective bargaining agreement was signed with the main unions ahead of schedule, which became effective as of September 1, 2021 and expires on December 31, 2024. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. We have traditionally had good relations with our employees and their unions, but we cannot assure you that in the future, a strengthening of cross-industry labor movements will not materially and adversely affect our business, financial condition or results of operations.

There is currently a new labor reform being discussed in Congress, which, among other items, shortens the work week from 45 hours to 40 hours, excluding the lunch break. There is also discussion to increase minimum wage currently set at Ch$301,000/month (US$415/month) by up to 50%. At Santander Chile, the weekly working hours agreed under the collective bargaining agreement are 40 hours, excluding lunch, and our minimum wage is set above the legal minimum. Despite this, we cannot assure at this time that the new labor reform will not have material impact on our expenses.

There is a currently a law being discussed in Congress to modify the Gratificación Legal. This is a type of benefit included in remunerations that corresponds to the part of a company’s profits that must be distributed to workers. In accordance with the provisions of article 47 of the Labor Code, employers who obtain profits in their business have the obligation to annually reward their workers, with no less than 30% of said profits or by way of article 50, paying the worker 25% of a workers yearly wage with a limit of 4.75 minimum monthly wages. The new bill being discussed seeks to modify the Labor Code regarding the participation of workers in the profits of companies. The new bill proposes to modify the aforementioned code to make effective a fixed payment of 25% of a worker’s salary during the year with a limit of 6 minimum monthly wages and between 8% and 15% of a company’s profits depending on annual sales.

These and any additional legislative or regulatory actions in Chile, Spain, the European Union, the United States or other countries, and any required changes to our business operations resulting from such legislation and regulations, could result in reduced capital availability, significant loss of revenue, limit our ability to continue organic growth (including increased lending), pursue business opportunities in which we might otherwise consider engaging and provide certain products and services, affect the value of assets that we hold, require us to increase our prices and therefore reduce demand for our products, impose additional costs on us or otherwise adversely affect our businesses. Accordingly, we cannot provide assurance that any such new legislation or regulations would not have an adverse effect on our business, results of operations or financial condition in the future.

Modifications to reserve requirements may affect our business.

Deposits are subject to a reserve requirement of 9.0% for demand deposits and 3.6% for time deposits (with terms of less than one year). The Central Bank has statutory authority to require banks to maintain reserves of up to an average of 40.0% for demand deposits and up to 20.0% for time deposits (irrespective, in each case, of the currency in which these deposits are denominated) to implement monetary policy. In addition, to the extent that the aggregate amount of the following types of liabilities exceeds 2.5 times the amount of a bank’s regulatory capital, a bank must maintain a 100% reserve against them: demand deposits, deposits in checking accounts, obligations payable on sight incurred in the ordinary course of business and, in general, all deposits unconditionally payable immediately. The New General Banking Law also states that the FMC, with the approval from the Central Bank, may lower this threshold from 2.5 times to 1.5 times a bank’s regulatory capital for a bank considered to be a SIB. This could lead to lower loan growth and have a negative effect on our business. As of June 30, 2021, the Central Bank required us to maintain an additional technical reserve of Ch$6,159,556 million, representing 34.8% of our demand deposits, due to the strong rise in demand deposits since the beginning of the pandemic.

Political, legal, regulatory and economic uncertainty arising from social unrest and the resulting social reforms, as well as the referendum on Chile’s constitution, could adversely impact the Bank’s business.

During October 2019, growing public concern over perceived social inequality led to a rise in social unrest. The social unrest caused commercial disruptions throughout the country, especially in Santiago and other major cities, including Valparaíso and Concepción. After three weeks of nationwide protests, the Chilean government announced in November 2019 that it would initiate a process to draft a new constitution for Chile. When the government announced the process of enacting a new constitution, there was increased volatility in the Chilean stock market and exchange rate fluctuations that resulted in a weakening of the Chilean peso against the U.S. dollar. The share prices on local banks and bond spreads, including Santander Chile, suffered significant declines in the market. In November 2020, a referendum was held to vote on two matters: (i) whether a new constitution should be enacted and (ii) if so, whether a constituent convention should be comprised of an elected mixed assembly of current Congress members and newly elected persons or entirely comprised of newly-elected citizens. This referendum resulted in ample support for convening a fully elected Constitutional Convention to draft Chile’s new constitution. The election of the members of this convention was held in April 2021. In May 2021 the convention began the process of writing Chile’s new constitution. Each new article of the Constitution will have to be approved by two thirds of the convention, a rule that was ratified in September 2021 by the convention itself. The Constitutional Convention will have approximately one year, from May 2021 to complete the draft of the constitution. An exit referendum with compulsory participation will then be held to ratify the new constitution. The long-term effects of the new constitution are hard to predict, but could include slower economic growth and higher taxes, which could adversely affect the Bank’s profitability and prospects.

C. Recent Developments

Political and Economic Conditions in Chile

As of the date of this Report, Chile has lifted many of its restrictions originally imposed as a consequence of the COVID-19 pandemic, and vaccination of the Chilean population against COVID-19 is well under way. The process to vaccinate the population began in February 2021, and as of October 2021, over 14.1 million people were already fully vaccinated, representing 81.7% of the target population and 74.1% of the total population.

The government has also rolled out a series of measures to increase liquidity for households, including a new universal emergency fund (IFE) that is available for 90% of Chilean households, benefiting around 14.8 million people in May 2021. These households received a monthly income for the months June, July, and August, amounting to a total estimated government expense of U.S.$ 8.7 billion, and then a further 50% of this expense for the months September to December. This was later modified, and Chileans will receive 100% of the payment during the months of October through December 2021.

In July 2020, a law was passed permitting Chileans to withdraw a minimum of UF35 (U.S.$1,200) and a maximum of UF150 (U.S.$5,300) from their pension funds. For those that have funds below UF35, they were able to take out the total amount of their savings. The draw down was tax-free and approximately U.S.$19.7 billion was withdrawn. Then in December 2020, a second pension fund withdrawal was approved, although this time it was not tax-exempt. This added another U.S.$16.0 billion in liquidity to the system. On April 27, 2021, a third withdrawal was approved and added a further U.S.$13.3 billion of liquidity into the system as of September 2021. This immediate injection of cash to households contributed to higher consumption, higher inflation and positively impacted asset quality. Currently, the Senate is discussing a fourth pension fund withdrawal, which would inject a further U.S.$17 billion to the system. The Chilean government has begun a process of discussing a tax reform and a pension reform to make-up for these pension withdrawals.

On January 4, 2021, Law No. 21,299 was published in the Official Gazette, allowing financial institutions to grant “postponement loans” (créditos de postergación) to mortgage loans debtors with the sole purpose of refinancing up to six monthly installments of mortgage secured loans. The postponement loans will be guaranteed by the FOGAPE and will be exclusively used to pay the deferred installments of mortgage secured loans. In addition, postponement loans will not be subject to stamp taxes and their interest rate will not exceed the rate of the related original mortgage secured loans installments.

All this liquidity has increased inflation, with CPI inflation reaching 2.1% in the first six months of 2021. Inflation is expected to continue increasing in 2021. Moreover, if the fourth pension fund withdrawal is approved, it is likely to pressure inflation upwards once again. As a result of this, GDP forecasts have also increased in the year, with GDP growth expected to reach 10% this year. The Central Bank has also begun increasing the Monetary Policy Rate, after leaving it at the technical minimum of 0.5% throughout the pandemic. The Central Bank increased the Monetary Policy Rate from 0.5% to 0.75% in July 2021, to 1.5% in August 2021 and to 2.75 in October 2021.

As a result of the social unrest in October 2019, the Chilean population decided to write a new Constitution which will be written by a Constitutional Convention made up of 155 members. The election of the members of this convention was held in April 2021, with most of the members elected not affiliated to any political party. Each new article of the Constitution will have to be approved by two thirds of the convention, a rule that was ratified in September 2021 by the convention itself. The Constitutional Convention will have approximately one year from May 2021 to complete the draft of the constitution. An exit referendum with compulsory participation will then be held to ratify the new constitution.

Presidential and parliamentary elections will also be held on November 21, 2021. In order to be elected President a candidate will need more than 50% of the votes, and a runoff between the two candidates with most votes will be held on December 19, 2021 if no candidate receives over 50% of the votes. The winning candidate will be sworn in in March 2022. Elections for the Congress and Senate will also be taking place, with a complete renewal of the lower house of Congress and 50% of the Senate.

Other Developments

On July 6, 2020, “Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A” (Getnet) was incorporated as a subsidiary of the Bank. Getnet, our own acquiring business, was officially launched in February

2021. Client reception has been high and Getnet has already sold approximately 28,000 POSs to more than 23,000 clients, of which 99% are SMEs.

The acquiring market has been going through significant changes in Chile. The Bank launched Getnet to compete with Transbank, the nation’s leading acquirer. Santander Chile was the first to implement a four-part pricing model, leading most acquirers and card issuers to migrate away from a three-part acquirer model, in which the acquirer set merchant discount rates (“MDRs”) and paid the banks that issued the card a percentage of MDRs. In the four-part model implemented by Santander Chile, the acquirer sets MDRs with its commercial clients and pays to the issuing banks an interchange fee set by the card brands (e.g. Visa or Mastercard). In August 2020, the Chilean Competition Court (Tribunal de Defensa de la Libre Competencia) forbade Transbank to apply new MDRs without the express permission of that Court. At the same time, Transbank was forced to pay interchange fees to card issuers that adopted the four-part model. These measures and an increase in competition triggered losses at Transbank and the need for Transbank to increase its capital base. Santander Chile currently owns 25% of Transbank S.A. This stake is for sale and is considered a discontinued operation. The FMC instructed Santander-Chile to participate in Transbank’s capital increase and therefore during July 2021 and September 2021, with our Board’s permission, Santander Chile disbursed Ch$2,500 million and Ch$4,999 million, respectively.

In July 2021, the Bank reached an agreement with Servipag, a franchise with over 200 cash payment centers across the country, through which clients can cash and deposit checks and pay loans, among other cash services. This should free up our branches for more value-added services going forward.

ITEM 2. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Accounting Standards and critical accounting policies

Please see Note 1 to our Unaudited Interim Consolidated Financial Statements as of June 30, 2021.

B.	Differences between IFRS and Chilean Bank GAAP

Chilean Bank GAAP, as prescribed by the Compendium of Accounting Standards of the FMC (the “Compendium”), differs in certain respects from IFRS. The main differences that should be considered by an investor are the following:

Suspension of Income Recognition on Accrual Basis

In accordance with the Compendium, financial institutions must suspend recognition of income on an accrual basis in their statements of income for certain loans included in the impaired portfolio. IFRS 9 and IAS 39 did not allow the suspension of accrual of interest on financial assets for which an impairment loss has been determined. As of January 1, 2018, the Bank adopted IFRS 9. Under IFRS 9, interest income is calculated by applying the effective interest rate to the gross carrying amount of financial assets, except for financial assets that have subsequently become credit-impaired (or “Stage 3”), for which interest revenue is calculated by applying the effective interest rate to their amortized cost (i.e., net of ECL provision). Off-balance interests are recorded as interest income only if the Bank receives the related payments. This difference does not materially impact our Unaudited Interim Consolidated Financial Statements.

Charge-offs and Accounts Receivable

The Compendium requires companies to establish deadlines for the charge-off of loans and accounts receivable. IFRS does not require any such deadline for charge-offs. A charge-off due to impairment would be recorded, if and only if, all efforts at collection of the loan or account receivable had been exhausted. Accordingly, this difference does not materially impact our Unaudited Interim Consolidated Financial Statements.

Assets Received in Lieu of Payment

The Compendium requires that the initial value of assets received in lieu of payment be the value agreed upon with a debtor as a result of the loan settlement or the value awarded in an auction, as applicable. These assets are required to be written off one year after their acquisition, if the assets have not been previously disposed of. IFRS requires that assets received in lieu of payment be initially accounted for at fair value. Subsequently, asset valuation depends on the classification provided by the entity for that type of asset. No deadline is established for charging-off an asset. The Bank has adjusted its Unaudited Interim Consolidated Financial Statements, accordingly.

Loan loss allowances

Prior to the adoption of IFRS 9 on January 1, 2018, the Bank calculated loan loss allowances in accordance with IAS 39. The main difference between Chilean GAAP and IFRS 9 and IAS 39 regarding loan loss allowances is that loan loss allowances under Chilean GAAP are calculated using expected loss models based on specific guidelines set by the FMC, which in turn are based on an expected losses approach while IAS 39 used an incurred loss approach. According to both Chilean Bank GAAP and IFRS, loan loss allowances are calculated using expected loss models. The models adopted with IFRS 9 used an expected loss approach, however these are not in accordance with specific guidelines under Chilean Bank GAAP given by the FMC. The FMC has not yet adopted IFRS 9 for banks and therefore the Bank has adjusted the Unaudited Interim Consolidated Financial Statements to fully comply with IFRS standards. The most significant impact of IFRS 9 on the Bank’s financial statements arises from the new impairment requirements. Impairment losses will increase and become more volatile for financial instruments in the scope of the IFRS 9 impairment model. Based on the assessment made the total impact (net of tax) of the adoption of IFRS 9 on the opening balance on the Bank’s equity at January 1, 2018 is Ch$82,454 million (net of tax).

Provisions for country risk and for contingent loan risk

Under Chilean GAAP, the Bank provisions for country risk to cover the risk taken when holding or committing resources with any foreign country. These allowances are established according to country risk classifications established by the FMC and therefore are not in accordance with IFRS as issued by the IASB. Our Unaudited Interim Consolidated Financial Statements have been adjusted accordingly.

Under Chilean GAAP, the Bank has established allowances related to the undrawn available credit lines and contingent loans in accordance with the FMC. Prior to the adoption of IFRS 9, IAS 39 only permitted allowances following internal models based on incurred debt. With the adoption of IFRS 9, provisions for contingent loans are calculated based on expected credit loss. The Bank has adjusted its Unaudited Interim Consolidated Financial Statements accordingly.

These differences do not materially impact our financial statements.

Additional Provisions

According to FMC regulation, with Board approval, a bank would be allowed to establish additional provisions over the provision limits already described, to protect themselves from the risk of non-predictable economical fluctuations that could affect the macro-economic environment or a specific economic sector. According to No. 10 of Chapter B-1 from the FMC Compendium of Accounting Standards (Compendio de Normas Contables), these provisions will be recorded in liabilities, like provisions for contingent loans.

Equity instrument at FVOCI

Under IFRS 9, the Bank may make an irrevocable election to present subsequent changes in the fair value of the equity instrument in other comprehensive income. Gains or losses on derecognition of these equity instruments are not transferred to profit or loss. Under Chilean GAAP, the Bank can apply IAS 39 and accordingly, account those equity instruments at cost. The Bank’s Unaudited Interim Consolidated Financial Statements have been adjusted accordingly.

Loans at FVOCI

The Bank has determined to classify a small portion of its portfolio loans as fair value through other comprehensive income, when management expects to sell if market conditions are favorable, or when the Financial Risk Committee authorizes an operation to be sold entirely or in part. For IFRS 9 purposes, the Bank reclassifies those loans into a separate portfolio and determines its fair value. Under Chilean GAAP, those loans are accounted at amortized cost.

Deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. Due to the adjustments made to the consolidated financial statements, we adjust deferred taxes accordingly.

Provision for mandatory dividends

This provision is made in accordance with the Bank’s internal policy, pursuant to which at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. While the Bank uses the same policy under Chilean GAAP and IFRS, the net income used to calculate the provision is adjusted in accordance with IFRS principles. However, for the distribution of dividends, the Bank uses the net income according to Chilean GAAP.

In the table below is a reconciliation as of and for the six-month period ended June 30, 2021 of the Bank’s Chilean Bank GAAP statement of financial position and Income Statement to IFRS.

	As of June 30, 2021
	Chilean Bank GAAP	Reclassification	Adjustment	Total IFRS
ASSETS	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	7,512,113	—	—	7,512,113
Cash items in process of collection	1,040,417	—	—	1,040,417
Trading investments	43,815	(43,815)	—	—
Financial assets held for trading (*)	—	43,815	—	43,815
Investments under resale agreements	—	—	—	—
Financial derivative contracts	6,304,870	—	—	6,304,870
Interbank loans, net	7,637	(7,637)	—	—
Loans and accounts receivables from customers, net	33,711,737	(33,711,737)	—	—
Loans and account receivable at amortized cost (*)	—	33,719,374	(130,779)	33,588,595
Loans and account receivable at fair value through OCI (*)	—	—	51,241	51,241
Available for sale investments	7,071,313	(7,071,313)	—	—
Debt instrument at fair value through OCI (*)	—	7,071,313	—	7,071,313
Equity instruments at fair value through OCI (*)	—	—	173	173
Held to maturity investments	—	—	—	—
Investments in associates and other companies	10,490	—	—	10,490
Intangible assets	84,434	—	—	84,434
Property, plant, and equipment	184,657	45,952	—	230,609
Right of use assets	189,027	(45,952)	—	143,075
Current taxes	77,989	—	—	77,989
Deferred taxes	631,756	—	(28,887)	602,869
Other assets	1,942,497	—	9,525	1,952,022
TOTAL ASSETS	58,812,752	—	(98,727)	58,714,025
LIABILITIES
Deposits and other demand liabilities	17,722,252	—	—	17,722,252
Cash items in process of being cleared	952,459	—	—	952,459
Obligations under repurchase agreements	58,861	—	—	58,861
Time deposits and other time liabilities	11.755,807	—	—	11,755,807
Financial derivative contracts	6.721,491	—	—	6,721,491
Interbank borrowing	8.013,918	—	—	8,013,918
Issued debt instruments	8.022,365	—	—	8,022,365
Other financial liabilities	214,434	—	—	214,434
Obligations for lease contracts	144,753	—	—	144,753
Current taxes	—	—	—	—
Deferred taxes	214,640	—	301	214,941
Provisions	448,640	—	(173,607)	275,033
Other liabilities	1,124,861	—	—	1,124,861
TOTAL LIABILITIES	55,394,481	—	(173,306)	55,221,175
EQUITY
Attributable to the equity holders of the Bank	3,330,025	—	74,579	3,404,604
Capital	891,303	—	—	891,303
Reserves	2,548,965	—	1,594	2.550,559
Valuation adjustments	(367,277)	—	1,812	(365,465)
Retained earnings	257,034	—	71,173	328,207
Retained earnings from prior years	—	—	57,338	57,338
Income for the period	367,191	—	19,765	386,956
Minus: Provision for mandatory dividends	(110,157)	—	(5,930)	(116,087)
Non-controlling interest	88,246	—	—	88,246
TOTAL EQUITY	3,418,271	—	74,579	3,492,850
TOTAL LIABILITIES AND EQUITY	58,812,752	—	(98,727)	58,714,025

(*) Corresponds to reclassifications by line name FMC to IFRS.

	For the six-month period ended June 30, 2021
	Chilean Bank GAAP	Reclassification	Adjustment	Total IFRS
	MCh$	MCh$	MCh$	MCh$
OPERATING INCOME
Interest income	1,217,766	—	—	1,217,766
Interest expense	(348,671)	—	—	(348,671)
Net interest income	869,095	—	—	869,095
Fee and commission income	257,161	—	—	257,161
Fee and commission expense	(105,169)	—	—	(105,169)
Net fee and commission income	151,992	—	—	151,992
Net income (expense) from financial operations	9,261	—	—	9,261
Net foreign exchange gain	62,038	(1,575)	—	60,463
Other operating income	10,316	—	(4,535)	5,781
Net operating profit before provision for loan losses	1,102,702	(1,575)	(4,535)	1,096,592
Provision for loan losses	(184,043)	1,575	26,017	(156,451)
NET OPERATING INCOME	918,659	—	21,482	940,141
Personnel salaries and expenses	(200,659)	—	—	(200,659)
Administrative expenses	(135,686)	—	—	(135,686)
Depreciation and amortization	(58,324)	—	—	(58,324)
Impairment of property, plant, and equipment	—	—	—	—
Other operating expenses	(51,385)	—	5,542	(45,843)
Total operating expenses	(446,054)	—	5,542	(440,512)
OPERATING INCOME	472,605	—	27,024	499,629
Income from investments in associates and other companies	887	—	—	887
Income before tax	473,492	—	27,024	500,516
Income tax expense	(102,520)	—	(7,259)	(109,779)
Net income from continuing operations	370,972	—	19,765	390,737
Income from discontinued operations	—	—	—	—
NET INCOME FOR THE PERIOD	370,972	—	19,765	390,737
Attributable to:
Equity holders of the Bank	367,191	—	19,765	386,956
Non-controlling interest	3,781	—	—	3,781
Earnings per share attributable to
Equity holders of the Bank:	1,949	—	0,104	2,053

On October 7, 2021, The FMC published an updated version of the Compendium, which will become effective on January 1, 2022, which includes the accounting information required to make financial statements of the Chilean banks consistent with Basel III. In addition, some of the instructions of the current Compendium have been clarified, mainly regarding application of the following IFRS rules: (i) IFRS 9, on accounting treatment of instruments that may qualify as additional capital Tier 1 and Tier 2; (ii) IFRS-8, on mistakes associated to events of operational risk; and IFRS-37, on the determination of provisions due to operational risk. Chapter B-1 of the Compendium, on aggregate exposure of commercial loans has also been amended, though it will become effective on July 1, 2022.

C.	Operating Results

Chilean Economy

All our operations and substantially all our customers are in Chile. Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in Chile. In 2020, the Chilean economy suffered due to the COVID-19 pandemic with extensive lockdowns in place, which led to an economic contraction of approximately 5.8% in 2020. However, as lockdowns have subsided and with the help of widespread vaccination of the population, direct cash transfers from the government to the Chilean population through the Emergency Family Income (IFE) and the three pension fund withdrawals, the Chilean economy is expected to recover quickly with GDP growth expectation of 10% for 2021. In 2022, GDP is expected to grow 1%-2%, as economic growth normalizes and government spending declines.

The unemployment rate has receded to 9.5% in June 2021 compared to 10.2% December 2020. However, the labor force participation has remained low and is still well below pre-pandemic levels, with a large part of women leaving the workforce during the pandemic to take care of their families.

The exchange rate depreciated by 3.4% in the first six months of 2021, compared to a depreciation of 9.0% in the first six months of 2020. The strong depreciation in 2020 was due to the COVID-19 pandemic. During this year, the uncertainty stemming from possible new waves of COVID-19 infection, as well as the political uncertainty from potential further pension fund withdrawals, the Constitutional Convention, and upcoming Presidential elections have further depreciated the exchange rate. On October 13, 2021, the Central Bank suspended its program of accumulation of foreign exchange reserves that it had started in January 2021, to curb the depreciation of the Chilean peso and because of the level of foreign exchange reserves reached.

CPI inflation was 2.0% for the first six months of 2021, almost double to what inflation was for the first six months of 2020. Recently, and as a result of the higher inflationary pressures in the economy, the Central Bank has become more hawkish, increasing the MPR from 0.5% to 0.75% in July 2021, to 1.5% in August 2021, and to 2.75% in October 2021.

Total loans as of June 30, 2021 in the Chilean financial system, excluding loans held abroad by Chilean banks, grew 4.2% year-over-year. Total customer deposits (defined as time deposits plus checking accounts), excluding amounts held by Chilean banks abroad, increased 6.0% year-over-year as of June 30, 2021. The non-performing loans (defined as loans with an installment that is at least 90 days past-due) to total loans ratio decreased from 1.8% in June 2020 to 1.3% in June 2021. This decrease occurred due to the high liquidity levels in the system after the government approved various initiatives to help the population during the COVID-19 pandemic.

Segmentation criteria

The accounting policies used to determine the Bank’s income and expenses by reporting segment are the same as those described in the summary of accounting policies in “Note 1—Summary of Significant Accounting Policies” of the Bank’s Unaudited Interim Consolidated Financial Statements and are customized to meet the needs of the Bank’s management. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations.

To evaluate a segment’s financial performance and make decisions regarding the resources to be assigned to segments, the Chief Operating Decision Maker (CODM) bases his or her assessment on the segment’s interest income, fee and commission income, and expenses. The Bank’s reporting segments have three Chief Operating Decision Makers: (i) the Director of Retail banking, (ii) the Director of the Middle-market segment and (iii) the Director of Corporate and Investment banking, each of which report to our Chief Executive Officer. All reporting segment information is presented following this structure.

Under IFRS 8, the Bank has aggregated operating segments with similar economic characteristics according to the aggregation criteria specified in the standard. A reporting segment consists of clients that are offered differentiated but, considering how their performance is measured, homogenous services based on IFRS 8 aggregation criteria, thus they form part of the same reporting segment. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment they are in and transferred to a different CODM. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects. Overall, this aggregation has no significant impact on the understanding of the nature and effects of the Bank’s business activities and the economic environment.

The Bank’s reportable segments are (i) Retail banking, (ii) Middle-market, (iii) Corporate and Investment banking and (iv) Corporate Activities (“Other”). See “Note 4—Reporting Segments” of our Unaudited Interim Consolidated Financial Statements for more information.

Results of Operations for the six-month periods ended June 30, 2021 and 2020

The following discussion and tables present financial information for Santander-Chile as of the dates and for each of the periods indicated. Financial information for Santander-Chile as of and for the periods ended June 30, 2021 and 2020 has been derived from our Unaudited Interim Consolidated Financial Statements prepared in accordance with local Chilean Bank GAAP. These consolidated financial statements differ in some respects from our financial statements prepared in accordance with IFRS and included in the 2020 20-F. See “—B. Differences between IFRS and Chilean Bank GAAP.”

The following table should be read in conjunction with, and is qualified in its entirety by reference to, our Unaudited Interim Consolidated Financial Statements appearing elsewhere in this Report.

	Six months ended
	June 30, 2021	June 30, 2021	June 30, 2020	% Change 2021/2020
CONSOLIDATED STATEMENT OF INCOME DATA	(in thousands of U.S.$)(1)	(in millions of Ch$)
Chilean GAAP
Interest income and expense
Interest income	1,663,433	1,217,766	1,153,152	5.6%
Interest expense	(476,274)	(348,671)	(384,510)	(9.3%)
Net interest income	1,187,159	869,095	768,642	13.1%
Fees and income from services
Fees and commission income	351,274	257,161	226,967	13.3%
Fees and commission expense	(143,658)	(105,169)	(90,302)	16.5%
Total net fees and commission income	207,616	151,992	136,665	11.2%
Financial transactions, net
Net income (expense) from financial operations	12,650	9,261	216,071	(95.7%)
Net foreign exchange gain (loss)	84,742	62,038	(116,001)	(153.5%)
Financial transactions, net	97,392	71,299	100,070	(28.8%)
Other operating income	14,091	10,316	11,939	(13.6%)
Net operating profit before provision for loan losses	1,506,258	1,102,702	1,017,316	8.4%
Provision for loan losses	(251,397)	(184,043)	(293,933)	(37.4%)
Net operating income	1,254,861	918,659	723,383	27.0%
Operating expenses
Personnel salaries and expenses	(274,094)	(200,659)	(202,582)	(0.9%)
Administrative expenses	(185,343)	(135,686)	(127,804)	6.2%
Depreciation and amortization	(79,669)	(58,324)	(55,270)	5.5%
Impairment of property, plant and equipment	—	—	(638)	(100.0%)
Other operating expenses	(70,190)	(51,385)	(45,958)	11.8%
Total operating expenses	(609,296)	(446,054)	(432,252)	3.2%
Net Operating income	645,565	472,605	291,131	62.3%
Income from investments in associates and other companies	1,212	887	596	48.8%
Income before tax	646,777	473,492	291,727	62.3%
Income tax expense	(140,039)	(102,520)	(61,325)	67.2%
Net income from continuing operations	506,738	370,972	230,402	61.0%
Net income for discontinued operations	—	—	—	0.0%
Net income for the period	506,737	370,972	230,402	61.0%
Net income for the period attributable to:	—	—
Equity holders of the Bank	501,572	367,191	228,873	60.4%
Non-controlling interests	5,165	3,781	1,529	147.3%

(1)	Amounts stated in U.S. dollars at and for the six months ended June 30, 2021 have been translated from Chilean pesos at the exchange rate of Ch$732.08 = U.S.$1.00 as of June 30, 2021. See “—Exchange Rates” for more information on exchange rates.

Results of operations for the six months ended June 30, 2021 and 2020. Net income for the six-month period ended June 30, 2021 increased 61.0% to Ch$370,972 million compared to the same period of 2020. Our return on annualized average equity in the period was 19.8% in the six months ended June 30, 2021 compared to 12.2% in the same period in 2020.

Net operating profit before loan losses in the six-month period ended June 30, 2021 was Ch$1,102,702 million, an increase of 8.4% compared to the same period of 2020. Our net interest income increased 13.1% compared to the same period in 2020. Our net interest margin increased to 3.8% in the six-month period ended June 30, 2021 from 3.7% in the corresponding period of 2020. Net interest margins were mainly positively affected by the higher UF inflation rate in 2021 compared to 2020 and a cheaper funding mix, partially offset by a lower yielding asset mix.

Net fees and commission income increased 11.2% to Ch$151,992 million in the six-month period ended June 30, 2021 compared to the same period in 2020. This increase was driven by higher fees from retail banking as a result of our digital strategy where checking account clients have increased 52.9% at June 30, 2021 compared to the same date in 2020, with digital clients growing 39.4% and total clients increasing 12.5%. Fees earned from credit, debit and ATM cards increased 48.6% in the period due to higher usage of our cards and the switch to the four-part pricing model which now relies on interchange-fees. Fees from checking accounts increased 5.4% in the first six months of 2021 compared to the same period of 2020 mainly due to a rise in the Bank’s checking account base.

Total financial transactions, net, which is the sum of net income from financial operations and foreign exchange profit (loss), totaled Ch$71,299 million in six-month period ended June 30, 2021, a decrease of 28.8% compared to the same period in 2020. These results include the results of our Treasury Division’s trading business and financial transactions with customers, as well as results from our Financial Management Division. Client treasury services totaled Ch$87,130 million in the six-month period ended June 30, 2021, a rise of 15.0% compared to the same period in 2021 due to higher volatility in interest rate and foreign exchange markets that resulted in higher demand for hedging and a rise in business volumes of tailor-made treasury and cash management sold to specific corporate clients. The results from non-client treasury income totaled a loss of Ch$15,831 million in the six-month period ended June 30, 2021 compared to a gain of Ch$24,305 million in the same period in 2020. The decrease in non-client treasury income results was mainly due to various asset and liability management operations performed in 2021 that generated an initial loss when pre-paying bonds, but which should lower funding costs in future periods. This was offset by a lower loss from CVA adjustments generated by derivatives taken for hedging and gains from the sale of loans and charged-off loans compared to 2020.

Other operating income totaled a gain of Ch$10,316 million in the six-month period ended June 30, 2021, compared to Ch$11,939 million in the corresponding period in 2020. This decrease was mainly due to (i) a decrease in the recovery of assets previously charged-off; and (ii) lower income from the release of provisions for country risk.

Provision for loan losses, which includes the full amount of provisions recognized as a result of loan growth and change in risk totaled Ch$184,043 million in the six-month period ended June 30, 2021, a decrease of 37.4% compared to the same period of 2020. This was mainly due to a slight contraction of the loan portfolio accompanied by an improvement in asset quality. Impaired loans over total loans improved to 4.9% as of June 30, 2021 compared to 5.3% as of June 30, 2020 and non-performing loans compared to total loans improved from 1.9% to 1.3% in the same periods being analyzed. During the COVID-19 crisis, clients have had access to government subsidies along with the initiatives allowing them to withdraw up to a total of 30% of their pensions. As a result, these clients have had more liquidity and have improved their payment behavior. However as these are temporary effects, the Bank has established additional voluntary provisions as the definitive portfolio behavior trends remain uncertain. With this, in the six-month period ended June 30, 2021, the Bank has established Ch$42,000 million in additional provisions and Ch$30,000 million for the same period of 2020.

As a result of the factors mentioned above, net operating profit increased 27.0% in the six-month period ended June 30, 2021 compared to June 30, 2020 and totaled Ch$918,659 million.

Operating expenses in the first six months of 2021 increased 3.2% compared to the corresponding period in 2020. The efficiency ratio improved from 39.8% in June 30, 2020 to 37.5% in June 30, 2021. The 0.9% decrease in personnel salaries and expenses was mainly due to a 7.2% decrease in headcount to 10,240 employees as of June 30, 2021 offset by an increase in bonuses and severance payments. Administrative expenses increased 6.2% in the first six months of 2021 compared to the corresponding period in 2020, mainly due to higher IT and communications costs, as the Bank also continued to invest in IT. Depreciation and amortization expense increased 5.5% in the first six months of 2021 compared to the same period in 2020 and totaled Ch$58,324 million mainly due to higher depreciation of fixed assets, and higher amortization of software due to digital banking developments as part of our plan to improve productivity.

Other operating expenses were Ch$51,385 million in the first six months of 2021, an 11.8% increase compared to the same period in 2020 due to an increase in insurance premiums the Bank must pay to cover cyber fraud insurance fees after a law was passed in 2020 prohibiting the sale of this insurance product to clients, with banks assuming a greater share of cyber fraud costs. Our Other operating expenses for the six-month period ended June 30, 2021 were also impacted by the increase in the payments made to SK Bergé Financiamiento S.A. pursuant to the joint venture signed with that company, leading to a 29.1% increase in the balance of outstanding car loans of our subsidiary Santander Consumer Finance Limitada as of June 30, 2021 as compared to the balance of car loans outstanding as of June 30, 2020, especially in SK Bergé’s dealerships.

Income tax expense by the Bank in the first six months of 2021 totaled Ch$102,520 million, a 67.2% increase compared to the same period in 2020. This was mainly due to the 62.3% increase in net income before taxes in the periods being analyzed. The Bank paid an effective tax rate of 21.7% in the first six months of 2021 compared to 21.0% in the first six months of 2020.

Net interest income

	Six months ended June 30,		% Change
	2021	2020	2021/2020
	(in millions of Ch$, except percentages)
Retail banking	523,594	515,326	1.6%
Middle-market	168,318	164,555	2.3%
Corporate and Investment banking	46,427	53,325	(12.9%)
Total reporting segments	738,339	733,206	0.7%
Other (1)	130,756	35,436	269.0%
Net interest income	869,095	768,642	13.1%
Average interest-earning assets	45,598,697	41,182,855	10.7%
Average non-interest-bearing demand deposits	13,394,548	9,192,848	45.7%
Net interest margin (2)	3.8%	3.7%
Variation of the Unidad de Fomento (UF)	2.2%	1.4%
Average shareholders’ equity and average non-interest-bearing demand deposits to total average interest-earning assets	37.5%	31.4%

(1)	Consists mainly of net interest income from the Financial Management Division and the cost of funding our fixed income trading portfolio. Each segment obtains funding from its clients. Any surplus deposits are transferred to the Financial Management Division, which in turn makes such excess available to other areas that need funding. The Financial Management Division also sells the funds it obtains in the institutional funding market at a transfer price equal to the market price of the funds. This segment also includes intra-segment income and activities not assigned to a given segment or product line.

(2)	Net interest margin is annualized net interest income divided by average interest-earning assets.

For the six months ended June 30, 2021 and 2020 Our net interest income totaled Ch$869,095 million in the six months ended June 30, 2021, an increase of 13.1% from Ch$768,642 million in the same period of 2020. Average interest earning assets increased 10.7% in the same period, driven mainly by lower yielding financial investments.

Net interest income from our reporting segments grew 0.7% during the period in line with the 0.9% increase in average loans in the same period. The net interest margin in the six months ended June 30, 2021 increased to 3.8% compared to 3.7% in the six months ended June 30, 2020 primarily due to the higher UF inflation in the first six months of 2021. Because the Bank has more interest earning assets indexed to the UF than interest bearing liabilities, the higher inflation rate in the first six months of 2021 compared to the first six months of 2020 caused our average nominal interest rate earned on interest earning assets indexed to the UF to increase from 5.3% in the six-month period ended June 30, 2020 to 6.7% in the six-month period ended June 30, 2021.

The average nominal interest rate for interest earning assets denominated in pesos decreased from 6.9% in the six-month period ended June 30, 2021 to 4.8% in the same period of 2020. This reduction was mainly due to a lower yielding asset mix because of larger growth in (i) deposits in the Central Bank due to the increase of client balance in current accounts that triggered technical reserve requirements, and (ii) financial investments such as available-for-sale instruments due to the strong growth of the liquidity from checking accounts and credit lines of the Central Bank in a period of low loan growth. At the same time, the average balance of higher yielding consumer loans contracted 9.9% in the first half of 2021 compared to the same period of 2020. The lower rate obtained on foreign currency assets was due to a high growth of low yielding financial investments denominated in U.S. dollars, mainly U.S. Treasuries and overnight deposits in U.S. banks and a fall in U.S. dollar-denominated foreign currency commercial loans.

Average nominal interest rate earned on interest earning assets	June 30, 2021	June 30 2020
Ch$	4.8%	6.9%
UF	6.7%	5.3%
Foreign currencies	1.9%	3.0%
Total	5.3%	5.6%

The average rate paid on all of our interest bearing liabilities decreased slightly from 2.6% to 2.5% in the six-month period ended June 30, 2020 compared to the same period of 2021. On the one hand, the rate paid on UF denominated liabilities increased from 5.4% to 7.2% in the periods being analyzed, because of the higher UF inflation in the first half of 2021 compared to the same period of 2020. On the other hand, the average nominal interest rate paid on interest bearing liabilities denominated in pesos decreased 38 basis points to 1.6%. The Central Bank maintained the MPR at 0.5% in 2021. However on average it was still lower than the rate set by the Central Bank in the six-month period ended June 30, 2020, resulting in lower funding costs in nominal pesos, mainly time deposits. High levels of dollar liquidity led to a 13.8% growth of U.S. dollar-denominated time deposits and a reduction in the average rate paid on these deposits form 0.9% in the first half of 2020 to 0.1% in the same period of 2021.

Average nominal interest rate paid on interest bearing liabilities	June 30, 2021	June 30, 2020
Ch$	1.6%	2.0%
UF	7.2%	5.4%
Foreign currencies	0.8%	1.8%
Total	2.5%	2.6%

The changes in net interest income by segment in the six-month period ended June 30, 2021 as compared to 2020 were as follows:

•	Net interest income from Retail banking increased 1.6%. The balance of loans in this segment rose 4.7% in the six-month period ended June 30, 2021, driven by mortgage loans, which continued to grow steadily in the year, as rates remained relatively low compared to historical levels. Consumer loans decreased during the period due to the lower demand during the pandemic. Government aid coupled with the access to private pension accounts has also resulted in low demand for consumer loans. Retail also includes SMEs, which had a strong loan growth due to the strong demand of FOGAPE government-guaranteed loans in 2020 and 2021.

•	Net interest income from the Middle-market segment increased 2.3%, due to improvements in funding costs driven by the rise in demand deposits.

•	Net interest income in Corporate and Investment banking decreased 12.9% primarily driven by a decrease of 32.6% in loan balances in this segment partially offset by an improved funding mix.

•	Other net interest income consists mainly of net interest income from the Bank’s ALCO, which includes the available-for-sale investment portfolio, deposits in the Central Bank, and the financial cost of supporting our cash position and investment portfolio for trading. The interest income of the investment portfolio for trading is recognized as net income from financial operations and not interest income. The result of the Bank’s inflation gap is also included in this line. The net interest income included as “other” increased from Ch$35,436 million in the first six months of 2020 to Ch$130,756 million in the first six months of 2021. This was due to the higher inflation rate in the first six months of 2021. As the Bank has more assets than liabilities linked to inflation when inflation increases, margins also increase.

The following table shows our balances of loans and accounts receivable from customers and interbank loans by segment at the dates indicated.

	As of June 30,		% Change
	2021	2020	2021/2020
	(in millions of Ch$, except percentages)
Retail banking	24,828,047	23,716,643	4.7%
Middle-market	8,238,078	9,119,748	(9.7%)
Corporate and Investment banking	1,533,073	2,273,420	(32.6%)
Other (1)	78,692	178,152	(55.8%)
Total loans	34,677,890	35,287,963	(1.7%)

(1)	Includes interbank loans.

Fee and commission income

For the six months ended June 30, 2021 and 2020. Net fees and commission income increased 11.2% to Ch$136,665 million in the six-month period ended June 30, 2021 compared to the same period in 2020. This increase was driven by higher fees from retail banking as a result of our digital strategy which led to a 52.9% increase in the number of checking account clients at June 30, 2021 compared to the same date in 2020, with the number of digital clients growing 39.4% and number of total clients increasing 12.5%. This was led by our Santander Life digital checking account product. The following table shows client growth in our Retail banking and Middle-market segments for the periods indicated:

	Six months ended June 30, 2021	% Change 2021/2020
Total clients (1)	3,893,309	12.48%
Active clients (2)	1,905,885	24.32%
Loyal clients (3)	777,664	7.76%
Checking accounts (4)	1,666,361	52.91%
Digital clients (5)	1,867,167	39.41%

(1)	Number of clients registered for at least one product.

(2)	Number of clients that have used at least one product at least one time in the past month.

(3)	Clients with four or more products plus a minimum profitability level and a minimum usage indicator, all differentiated by segment. SME and Middle-market cross-selling is differentiated by client size using a point system that depends on the number of products, usage of products and income net of risk.

(4)	Total checking accounts held by individuals and companies.

(5)	Number of clients that used at least one digital channel with password during the last month.

The following table sets forth certain components of our income from services (net of fees paid to third parties directly connected to providing those services, principally fees relating to credit card processing and ATM network administration) in the six months ended June 30, 2021 and 2020.

	Six months ended June 30,		% Change
	2021	2020	2021/2020
	(in millions of Ch$)
Credit, debit and ATM cards (1)	45,032	30,313	48.6%
Collections	12,596	14,459	(12.9%)
Insurance brokerage	20,773	23,392	(11.2%)
Letters of credit	17,988	18,097	(0.6%)
Checking accounts	18,635	17,681	5.4%
Custody and brokerage services	3,437	5,671	(39.4%)
Lines of credit	3,583	3,732	(4.0%)
Getnet	1,018	—	.–%
Others	28,930	23,320	24.1%
Total fees and commission income, net	151,992	136,665	11.2%

(1)	Excludes Getnet, our acquiring business which was launched in February 2021.

Fees from credit, debit and ATM cards increased 48.6% in the first six months of 2021. Fees earned from credit, debit and ATM cards increased 48.6% in the period due to higher usage of our cards as online transactions increased and cash transactions decreased in frequency. The switch to the four-part pricing model for credit card usage fees, which is based on interchange-fees also drove growth of card fees. We also increased the number of ATMs during the year, from 1,104 at June 30, 2020 to 1,257 at June 30, 2021, giving us higher fees from clients from other banks and financial institutions using our machines.

Fees from checking accounts increased 5.4% in the first six months of 2021 compared to the same period of 2020. This was mainly due to a rise in the Bank’s checking account base. The number of clients with a checking account rose 52.9% in the six-month period ended June 30, 2021 compared to the same period in 2020, totaling 1,666,361. This was partially offset by a reduction in the price of some checking account plans following the elimination of various cyber insurance features previously included in these plans that, by law, had to be eliminated.

Fees from collections decreased 12.9% in the first six months of 2021 compared to the same period in 2020. This line item includes, among other items, credit-related insurance collected on behalf of insurance companies. During 2021 the lower origination of consumer loans negatively affected this line item.

Insurance brokerage fees decreased 11.2% in the first six months of 2021 compared to the same period in 2020 as a result of the pandemic. Brokerage of fraud insurance declined after a law was passed that made banks liable for cyber fraud and prohibited the sale of various insurance products for this item. This was partially offset by the increase in sales of car and life insurance policies, primarily due to advances in our digital platforms that have enabled clients to search for and purchase these products online more easily.

Fees from letters of credit and other contingent operations decreased 0.6% in the first six months of 2021 compared to the same period of 2020. This line corresponds to international and foreign trade financing business with clients with activity starting to recover as the risk of the pandemic dampens.

Brokerage and custody fees decreased 39.4% in the first six months of 2021 compared to the same period of 2020 due to lower activity in the local equity and fixed income market by Chilean institutional investors.

Fees from lines of credit decreased 4.0% in the first six months of 2021 compared to the same period of 2020, due to a decrease of usage of these lines as a result of the fall in consumption, the greater access to liquidity due to the withdrawal of pension fund savings and lower usage of these lines on behalf of companies in 2021.

The 24.1% increase in other fee income in the first six months of 2021 compared to the same period of 2020 was mainly due to some financial advisory services during the period with specific clients in the CIB segment.

The following table sets forth, for the periods indicated our fee income broken down by segment and sub-segment for the periods indicated:

	Six months ended June 30,		% Change
	2021	2020	2021/2020
	(in millions of Ch$)
Retail banking	123,218	107,930	14.2%
Middle-market	18,868	19,708	(4.3%)
Corporate and Investment banking	12,085	12,465	(3.0%)
Other	(2,179)	(3,438)	(36.6%)
Total fees and commission income, net	151,992	136,665	11.2%

Fees from Retail banking increased 14.2% in the first six months of 2021 compared to the same period of 2020 mainly driven by card and checking account fees, increased by our digital initiatives such as Santander Life, which has helped increase the total number of checking accounts by 52.9% at June 30, 2021 as compared to the number of checking accounts as of June 30, 2020. This was offset by the negative impact of the new regulations regarding cyber fraud on insurance brokerage and checking account fees.

Fees from the Middle-market segment decreased 4.3%, primarily due to lower economic activity due to the pandemic.

Fees from the Corporate and Investment banking segment decreased 3.0% in the first six months of 2021 compared to the same period of 2020, mainly due to lower fees from lines of credit and brokerage partially offset by greater advisory and investment banking fees.

Fees in Other amounted to a loss of Ch$2,179 million in the six-month period ended June 30, 2021 to a loss of Ch$3,438 million in the six-month period ended June 30, 2020. This lower loss was mainly due to the switch to the four-part pricing model for our client credit and debit cards, which resulted in higher fees in Other as compared to the same period in 2020.

Financial transactions, net

The following table sets forth information regarding our income (loss) from financial transactions in the six months ended June 30, 2021 and 2020.

	Six months ended June 30,		% Change
	2021	2020	2021/2020
	(in millions of Ch$)
Net income from financial operations	9,261	216,071	(95.7%)
Foreign exchange profit (loss), net	62,038	(116,001)	--%
Total financial transactions, net	71,299	100,070	(28.8%)

For the six months ended June 30, 2021 and 2020. Total financial transactions, net, which is the sum of net income from financial operations and foreign exchange profit (loss), totaled Ch$71,299 million in the six months ended June 30, 2021, a decrease of 28.8% compared to the same period in 2020. These results include the results of our Treasury Division’s trading business and financial transactions with customers, as well as results from our Financial Management Division.

Internal Bank policy does not allow significant foreign currency mismatches and requires that the results included in Total financial transactions, net include not only the mark-to-market of our foreign currency spot position, but also the results of the derivatives used to hedge currency risk. The mark-to-market of our spot position is included in the line item Foreign exchange profit (loss), net. This line item also includes the effect of those derivatives accounted for under hedge accounting rules. The derivatives used to hedge foreign currency risk are classified as trading and included in the line item Net income from financial operations. For more details regarding our management and exposure to foreign currency risk, see “Item 4.— Market Risk: Qualitative Disclosure—Market risk – Local and Foreign Financial Management.”

The following table sets forth, for the periods indicated, our net income (loss) from financial operations:

	Six months ended June 30,		% Change
	2021	2020	2021/2020
	(in millions of Ch$)
Derivatives classified as trading	11,194	180,068	(93.8%)
Trading investments	(3,253)	645	(604.3%)
Available-for-sale instruments sales	3,075	67,304	(95.4%)
Other results	(1,755)	(31,946)	(94.5%)
Net income (expense) from financial operations	9,261	216,071	(95.7%)

The results from net income (expense) from financial operations totaled a gain of Ch$9,261 million in the six months ended June 30, 2021 compared to a gain of Ch$ 216,071 million in the same period in 2020. This decrease was mainly due to:

(i)	Lower gains in the sub-item derivatives classified as trading. Movements in foreign currency and local versus foreign interest rates affect this line item because it includes the valuation adjustments of our derivatives classified as trading, which are mainly comprised of forwards, interest rate swaps and cross currency swaps. We usually maintain a net liability spot position between short-term foreign currency assets and liabilities, which is hedged with derivatives classified as trading. In the first six months of 2021, the average exchange rate in this period depreciated 3.4% compared to 9.6% in the same period in 2020. These movements in the exchange rate and lower volatility led to overall lesser gains on the derivatives classified as trading compared to the same period in 2020.

(ii)	The net loss from trading investments in the first six months ended June 30, 2021 was mainly due to the increase in rates across the Chilean yield curve compared to the same period in 2020 when rates fell sharply. In this line item, the mark-to-market and interest income of the trading fixed income portfolio are recognized. This fixed income portfolio is mainly comprised of Central Bank instruments and Chilean Treasury sovereign debt.

(iii)	The results from our available-for-sale portfolio amounted to a gain of Ch$3,075 million in the six-month period ended June 30, 2021, a lesser gain than the Ch$67,304 million in the same period in 2020 due to lesser realized gains from the available-for-sale portfolio as in 2020 the decline in rates led to higher gains for this portfolio that were not repeated in 2021.

(iv)	Other results totaled a loss of Ch$1,755 million in the six month period ended June 30, 2021 compared to a loss of Ch$31,946 million in the same period of 2020 when there was a larger loss from credit value adjustment of our derivative portfolio due to the growth of the Bank’s derivative portfolio and the increase in counterparty risk caused by the pandemic drove the rise in CVA loss last year.

The following table sets forth, for the periods indicated, our net results from foreign exchange profit (loss):

	Six months ended June 30,		% Change
	2021	2020	2021/2020
	(in millions of Ch$)
Net profit or loss from foreign currency exchange differences	12,258	(356,559)	103.4%
Hedge-accounting derivatives	46,306	229,645	(79.8%)
Translation gains and losses over assets and liabilities indexed to foreign currencies, net	3,474	10,913	(68.2%)
Net foreign exchange gain(loss)	62,038	(116,001)	153.5%

Net foreign exchange gains (loss) totaled a gain of Ch$62,038 million in the six-month period ended June 30, 2021 compared to a loss of Ch$116,001 million in the same period of 2020. This increase was mainly due to the following factors:

(i)	Included in the results of this line item is the sub-line item Net profit or loss from foreign currency exchange differences, which totaled a gain of Ch$12,258 million in the first six months of 2021 compared to a loss of Ch$356,559 million in the same period of 2020. This result includes the mark-to-market of the Bank’s spot foreign currency position and results from our client foreign currency business, such as currency transactions and market making. We usually maintain a net liability spot position between short-term foreign currency assets and liabilities. In the first six months of 2021, the average peso to dollar exchange rate depreciated 3.4% compared to an average depreciation of 9.6% of the peso against the dollar with significantly lower volatility in the first half of 2021 compared to same period of 2020.

(ii)	Included in the results of this line item is the sub-line item hedge-accounting derivative, which include results from derivative transactions we use to hedge the foreign currency risk of our long-term foreign currency funding. We generally have a net foreign currency asset position in our hedge-accounting derivatives. These are mainly cross-currency swaps that are accounted under hedge accounting rules. These derivatives produced a gain of Ch$46,306 million in the first six months of 2021 compared to a gain of Ch$229,645 million in the same period of 2020. These results are attributable to the exchange rate movement described above.

(iii)	Finally, the Bank has some assets and liabilities that are in Chilean pesos but indexed to foreign currency. This position produced a translation gain in the first six months of 2021 of Ch$3,474 million. This exposure is also hedged.

In order to compare the results more easily from financial transactions, net, we present the following table that separates these results by lines of business.

	Six months ended June 30,		% Change
	2021	2020	2021/2020
	(in millions of Ch$)
Client treasury products	63,726	59,475	7.1%
Market-making with clients	23,404	16,290	43.7%
Client treasury services	87,130	75,764	15.0%
Sale of loans and charged-off loans	737	—	N/A
CVA adjustments	(3,159)	(14,883)	(78.8%)
Financial Management Division and others (1)	(13,409)	39,188	(134.2%)
Non-client treasury income (loss)	(15,831)	24,305	(165.1%)
Total financial transactions, net	71,299	100,070	(28.8%)

(1)	The Financial Management Division manages the structural interest rate risk, the structural position in inflation-indexed assets and liabilities, capital requirements and liquidity levels. The aim of the Financial Management Division is to provide stability and continuity in our net interest income from commercial activities, and to ensure that we comply with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk.

Client treasury services totaled Ch$87,130 million in the six-month period ended June 30, 2021, a rise of 15.0% compared to the same period in 2021 due to continued strong demand for treasury and cash management services for corporate clients. These results may vary year-to-year as some large operations with corporate clients may not be repeated in subsequent years.

The results from non-client treasury income totaled a loss of Ch$15,831 million in the six-month period ended June 30, 2021 compared to a gain of Ch$24,305 million in the same period in 2020. These results include the income from sale of loans, including charged-off loans, CVA adjustments and the results from our Financial Management Division. This department manages the structural interest rate risk, the structural position in inflation-indexed assets and liabilities, capital requirements and liquidity levels. The aim of the Financial Management Division is to provide stability and continuity in our net interest income from commercial activities, and to ensure that we comply with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk. The decrease in this Division results was mainly due to lower realized gains from the sale of financial investments classified as available for sale. This was partially compensated by a lesser loss from CVA adjustments and higher gains from the sale of loans.

Other operating income

	Six months ended June 30,		% Change
	2021	2020	2021/2020
	(in millions of Ch$)
Income from assets received in lieu of payment	7,773	10,244	(24.1%)
Release of provisions due to country risk	24	317	(92.4%)
Other Income
Leases	406	337	20.5%
Income from sale of property, plant and equipment	176	409	(57.0%)
Compensation from insurance companies due to damages	45	230	(80.4%)
Other	1,892	402	370.6%
Sub-total other income	2,519	1,378	82.8%
Total other operating income	10,316	11,939	(13.6%)

Other operating income totaled a gain of Ch$10,316 million in the six-month period ended June 30, 2021, compared to Ch$11,939 million in the corresponding period in 2020. This decrease was mainly due to a decrease in the recovery of assets previously charged-off. Recoveries have been affected by lock-downs due to the pandemic.

Provision for loan losses

The following table sets forth, for the periods indicated, certain information relating to our provision for loan losses.

	Six months ended June 30		% Change
	2021	2020	2021/2020
	(in millions of Ch$)
Provision for loan losses	(173,121)	(267,175)	(35.2%)
Charge-off of loans	(46,595)	(62,635)	(25.6%)
Recoveries on loans previously charged-off	35,673	35,877	(0.6%)
Provision for loan losses, net	(184,043)	(293,933)	(37.4%)
Period end loans (1)	34,677,890	35,287,963	(1.7%)
Non-performing loans (2)	446,625	664,754	(32.8%)
Impaired loans (3)	1,691,481	1,875,052	(9.8%)
Allowance for loan losses (4)	1,126,516	1,024,589	9.9%
Impaired loans / Period end loans (5)	4.9%	5.3%
Non-performing loans / Period end loans (2)	1.3%	1.9%
Allowances for loan losses / Total loans	3.2%	2.9%
Coverage ratio non-performing loans (5)	252.2%	154.1%

(1)	Loans and accounts receivable from customers, including Ch$ 7,643 million as of June 30, 2021 and Ch$8,727 million as of June 30, 2020 in interbank loans.

(2)	Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment at least 90 days past-due.

(3)	Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.

(4)	Allowance for loan losses for loans and accounts receivable from customers, including Ch$5 million as of June 30, 2021, Ch$10 million as of June 30, 2020 in allowance for loan losses for interbank loans. It also include additional provisions established due to the COVID-19 crisis, amounting to Ch$168,000 million as of June 30, 2021 and Ch$46,000 million as of June 2020.

(5)	Calculated as allowance for loan losses divided by non-performing loans. Allowance for loan losses includes additional provisions established due to the COVID-19 crisis, amounting to Ch$168,000 million as of June 30, 2021 and Ch$46,000 million as of June 2020.

For the six months ended June 30, 2021 and 2020. Provisions for loan losses, net of recoveries totaled Ch$184,043 million in the first six months of 2020, a decrease of 37.4% compared to the amount of provisions recorded in the same period of 2020.

Provision for loan losses, which includes the full amount of provisions recognized as a result of loan growth and change in risk totaled Ch$173,121 million in the six-month period ended June 30, 2021, a decrease of 35.2% compared to the same period of 2020. This was mainly due to a slight contraction of the loan portfolio accompanied by an improvement in asset quality. Impaired loans over total loans improved to 4.9% as of June 30, 2021 compared to 5.3% as of June 30, 2020 and non-performing loans compared to total loans improved from 1.9% to 1.3% in the same periods being analyzed. During the COVID-19 crisis clients have had access to government subsidies along with several initiatives to withdraw money from pension funds. Therefore, clients have had more liquidity, improving their payment behavior. However as these are temporary effects and the future evolution of the pandemic still remains uncertain, the Bank has established additional provisions. As a result, in the six-month period ended June 30, 2021, the Bank has established Ch$42,000 million in additional provisions and Ch$30,000 million for the same period of 2020.

Charge-offs of loans totaled Ch$46,595 million in the six-month period ended June 30, 2021, a decrease of 25.6% compared to the same period of 2020. This decrease was primarily due to lower charge-offs in consumer and commercial loans as payment behavior improved for both these products supported by various government programs and access to pension funds. This led to improved payment behavior and lower charge-offs of non-performing loans.

The following table shows charge-offs by type of loan for the periods indicated:

	Six months ended June 30,		% Change
	2021	2020	2021/2020
	(in millions of Ch$)
Charge-off of loans
Consumer loans	(8,996)	(15,488)	(41.9%)
Residential mortgage loans	(4,677)	(5,036)	(7.1%)
Commercial loans	(32,922)	(42,111)	(21.8%)
Total charge-offs	(46,595)	(62,635)	(25.6%)

Recovery of loans previously charged-off decreased 0.6% and totaled Ch$35,673 million in the six-month period being analyzed. This decrease was primarily due to 23.5% decrease in recoveries from commercial loans due to lower commercial loan charge-offs stemming from improved asset quality in this loan product. This was offset by a 21.6% increase in the recoveries from consumer loans as some clients used government subsidies and money withdrawn from pension funds to re-pay loans charged-off in previous periods.

In some instances, we will sell a portfolio of charged-off loans to a third party. Gain (loss) on these charged-off loans is recognized as net income from financial transactions. In the first six months of 2021 gains from the sale of charged-off loans totaled Ch$1,728 million, as compared to Ch$11 million in the first six months of 2020.

The following table shows recoveries of loans previously charged-off by type of loan for the periods indicated:

	Six months ended June 30,		% Change
	2021	2020	2021/2020
	(in millions of Ch$)
Recovery of loans previously charged-off
Consumer loans	18,519	15,226	21.6%
Residential mortgage loans	5,117	4,921	4.0%
Commercial loans	12,037	15,730	(23.5%)
Total recoveries	35,673	35,877	(0.6%)

The following table breaks down provision for loans losses, net by loan product.

	Six months ended June 30,		% Change
	2021	2020	2021/2020
	(in millions of Ch$)
Interbank loans	4	9	(55.6%)
Consumer loans	(43,300)	(97,289)	(55.5%)
Commercial loans	(41,343)	(162,599)	(74.6%)
Mortgage loans	(14,367)	(3,534)	306.5%
Contingent loans	(43,037)	(520)	8176.3%
Additional provisions	(42,000)	(30,000)	40.0%
Total(1)	(184,043)	(293,933)	(37.4%)

(1)	Includes the full amount of provisions recognized as a result of loan growth and change in risk classification as well as the net result of provisions and charge-offs of loans analyzed on a group basis

The provision expense for consumer loans decreased 55.5% during the first six months of 2021. This was mostly due to improvements in asset quality of this portfolio, mainly due to the positive effect on consumer loan asset quality arising from government subsidies and the withdrawals from pension funds during the COVID-19 crisis. The consumer non-performing loans ratio improved from 1.7% in June 2020 to 0.9% in June 2021.

Provisions for mortgage loans increased from Ch$3,534 million in the six months ended June 30, 2020, to Ch$14,367 million in the six months ended June 30, 2021. This was mainly due to the year-on-year growth of the mortgage loan book. Overall asset quality continued to improve with the impaired mortgage loan ratio improving from 3.7% in the six-month period ended June 30, 2020 to 3.1% in the six-month period ended June 30, 2020, whereas non-performing loan ratio improved from 1.5% to 0.8%.

The provision expense for loan loss for commercial loans decreased 74.6% as asset quality improved as the economy gradually began to re-open following the lockdowns enforced during the peak of the COVID-19 crisis. Commercial loan NPL ratio improved from 2.2% as of June 30, 2020 to 1.8% as of June 30, 2021.

The following table breaks down the balance of non-performing loans by loan product for the periods indicated:

	As of June 30,		% Change
	2021	2020	2021/2020
	(in millions of Ch$)
Balance of non-performing loans (NPLs)(1) and as a % of loans
Consumer loans	43,216	87,342	(50.5%)
	0.9%	1.7%
Residential mortgage loans	99,395	177,816	(44.1%)
	0.8%	1.5%
Commercial loans	304,014	399,596	(23.9%)
	1.8%	2.2%
Total NPLs	446,625	664,754	(32.8%)
	1.3%	1.9%

(1)	Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment at least 90 days past-due.

For a description of the provisioning models for our loan book, please see “—C. Selected Statistical Information—Classification of Loan Portfolio.”

The following table sets forth, for the periods indicated, our net provision expense broken down by business segment:

	Six months ended June 30,		% Change
	2021	2020	2021/2020
	(in millions of Ch$)
Retail banking	(117,740)	(160,801)	(26.8%)
Middle-market	(24,246)	(56,949)	(57.4%)
Corporate and Investment banking	4,562	(37,351)	(112.2%)
Other	(46,619)	(38,832)	20.1%
Total provisions, net	(184,043)	(293,933)	(37.4%)

Net provisions expense from retail banking decreased 26.8% in the six-month period ended June 30, 2021 compared to June 30, 2020 due to improved asset quality for consumer, mortgage, and SME loans.

Net provision expense from the Middle-market segment decreased 57.4% in the six-month period ended June 30, 2021 compared to the same period in 2020 in part due to the contraction of the loan book by 9.7% and improved asset quality in this segment.

Net provision expense from Corporate and Investment banking totaled a release of provisions of Ch$4,562 million in the six-month period ended June 30, 2021 compared to provisions established of Ch$37,351 million for the same period of 2020, due to a 32.6% contraction of the loan book and the sale of two large corporate loans that were previously impaired.

Total provisions, net included in Other increased 20.1% in the six-month period ended June 30, 2021 compared to the same period ended June 30, 2020. In Other provision expense, we mainly include the impact of the fluctuation of the exchange rate on our provision expense. This line item also includes the amounts set aside as additional provision. In the first half of 2021, the Board authorized the recognition of Ch$42,000 million of additional provisions compared to Ch$30,000 million in the six-month period ended June 30, 2020.

We believe that our loan loss allowances are currently adequate for all known and estimated incurred losses.

Operating expenses

The following table sets forth information regarding our operating expenses in the six months ended June 30, 2021 and 2020.

	Six months ended June 30,		% Change
	2021	2020	2021/2020
	(in millions of Ch$)
Personnel salaries and expenses	(200,659)	(202,582)	(0.9%)
Administrative expenses	(135,686)	(127,804)	6.2%
Depreciation and amortization	(58,324)	(55,270)	5.5%
Impairment	—	(638)	(100.0%)
Other operating expenses	(51,385)	(45,958)	11.8%
Total operating expenses	(446,054)	(432,252)	3.2%
Efficiency ratio(1)	37.5%	39.8%

(1)	The efficiency ratio is the ratio of total operating expenses to total operating income. Total operating income consists of net interest income, fee income, financial transactions, net and other operating income, net.

For the six months ended June 30, 2021 and 2021. Operating expenses in the first six months of 2021 decreased 3.2% compared to the corresponding period in 2020. The efficiency ratio improved from 39.8% in June 30, 2020 to 37.5% in June 30, 2021.

The 0.9% decrease in personnel salaries and expenses was mainly due to a 7.2% decrease in headcount to 10,240 employees as of June 30, 2021 as compared to the number of employees as of June 30, 2020, offset by an increase in bonuses and severance payments.

Administrative expenses increased 6.2% in the first six months of 2021 compared to the corresponding period in 2020, mainly due to higher IT and communications expenses, as the Bank also continued to invest in IT to develop the Bank’s digital services and back-office platforms. Administrative expenses were also driven by the launching of Getnet, our new acquiring business that was launched in February 2021. The depreciation of the peso also led to higher IT costs as various providers are located outside of Chile and costs are denominated in foreign currencies. The Bank’s branch network decreased by 6.3% in the first six months of 2021 as clients moved to online banking services. The table below provides a breakdown of the Bank’s branch network during the periods indicated.

	Six months ended June 30,		% Change
	2021	2020	2021/2020
Traditional branches	265	273	(2.9%)
WorkCafé	59	53	11.3%
Middle-market centers	7	7	0.0%
Santander Select	13	34	(61.8%)
Total branches	344	367	(6.3%)
Total ATMs (including depositary ATMs)	1,257	1,104	13.9%

Depreciation and amortization expense increased 5.5% in the first six months of 2021 compared to the same period in 2020 and totaled Ch$58,324 million mainly due to higher depreciation of fixed assets, and higher amortization of software due to digital banking developments as part of our plan to improve productivity.

There were no impairment charges up to June 30, 2021, compared to Ch$638 million for the first six months of 2020.

Other operating expenses were Ch$51,385 million in the first six months of 2021, a 11.8% increase compared to the same period in 2020 due to an increase in insurance premiums the Bank must pay to cover cyber fraud insurance fees after a law was passed in 2020 prohibiting the sale of this insurance product to clients, with banks assuming a greater portion of cyber fraud costs. Other operating expenses also include an increase in the payments made to SK Bergé Financiamiento S.A. pursuant to the joint venture signed with that company, leading to a 29.1% increase in the balance of outstanding car loans of our subsidiary Santander Consumer as of June 30, 2021 as compared to the balance of car loans outstanding as of June 30, 2020, especially in SK Bergé’s dealerships.

See “Note 32—Other operating income and expenses” to our Unaudited Interim Consolidated Financial Statements for more detail on Other operating expenses.

The following table sets forth, for the periods indicated, our personnel salaries, administrative and depreciation and amortization expenses broken down by business segment. These amounts exclude impairment and other operating expenses.

	Six months ended June 30,		% Change
	2021	2020	2021/2020
	(in millions of Ch$)
Retail banking	(308,980)	(299,188)	3.3%
Middle-market	(43,921)	(46,574)	(5.7%)
Corporate and Investment banking	(36,421)	(35,203)	3.5%
Other	(5,347)	(4,691)	14.0%
Total personnel, administrative expenses, depreciation and amortization (1)	(394,669)	(385,656)	2.3%

(1)	Excludes impairment and other operating expenses.

By business segment, the 2.3% increase in costs excluding impairment and other operating expenses in the six months ended June 30, 2021 compared to the corresponding period in 2020 was mainly due to a rise in costs in the Retail and Corporate and Investment banking segments. This rise in costs was driven by the increase in administrative expenses driven by higher IT investments and the launching of Getnet.

Income tax

	Six months ended June 30,		% Change
	2021	2020	2021/2020
	(in millions of Ch$)
Net income before tax	473,492	291,727	62.3%
Income tax expense	(102,520)	(61,325)	67.2%
Effective tax rate(1)	21.7%	21.0%

(1)	The effective tax rate is the income tax expense divided by net income before tax.

For the six months ended June 30, 2021 and 2020. Total income tax expense by the Bank in the first six months of 2021 totaled Ch$102,520 million, a 67.2% increase compared to the same period in 2020. This was mainly due to the 62.3% increase in net income before taxes in the periods being analyzed. The Bank paid an effective tax rate of 21.7% in the first six months of 2021 compared to 21.0% in the first six months of 2020. The statutory corporate tax rate in Chile is currently 27%. The Bank, in its Chilean tax book accounting, must re-measure its capital each year for the variation in CPI inflation resulting in a lower effective tax rate compared to the statutory rate. See “Note 13—Current and Deferred Taxes” of the Unaudited Interim Consolidated Financial Statements for more detail on income tax expense.

B. Liquidity and Capital Resources

Sources of Liquidity

Santander-Chile’s liquidity depends upon its (i) capital, (ii) reserves and (iii) financial investments, including investments in government securities. To cover any liquidity shortfalls and to augment its liquidity position, Santander-Chile has established lines of credit with foreign and domestic banks and also has access to Central Bank borrowings.

The following table sets forth our contractual obligations and commercial commitments by time remaining to maturity. As of the date of this filing, the Bank does not have significant purchase obligations.

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal after 1 year	Total
As of June 30, 2021	(in millions of Ch$)
Obligations under repurchase agreements	—	58,861	—	—	58,861	—	—	—	—	58,861
Checking accounts, time deposits and other time liabilities (1)	17,909,040	6,060,887	3,094,973	2,216,212	29,281,112	126,159	46,191	24,597	196,947	29,478,059
Financial derivatives contracts	—	129,800	157,374	621,214	908,388	1,326,443	1,605,760	2,880,900	5,813,103	6,721,491
Interbank borrowings	29,901	96,926	66,767	1,913,508	2,107,102	1,781,727	4,125,089	—	5,906,816	8,013,918
Issue debt instruments		73,777	215,327	646,856	935,960	1,911,811	2,554,911	2,619,682	7,086,404	8,022,364
Other financial liabilities (2)	1,474,006	50,499	3,633	24,711	1,552,849	45,415	36,079	38,852	120,346	1,673,195
Total	19,412,947	6,470,750	3,538,074	5,422,501	34,844,272	5,191,555	8,368,030	5,564,031	19,123,616	53,967,888

(1)	Includes demand deposits and other demand liabilities, cash items in process of being cleared and time deposits and other time liabilities.

(2)	Mainly includes amounts owed to credit card processors and to the Chilean Production Development Corporation (Corporación de Fomento de la Producción de Chile), the state development agency.

Risk-Weighted Assets and Regulatory Capital

We currently have regulatory capital in excess of the minimum requirement under the current Chilean regulations. According to the New General Banking Law, a bank is required to have regulatory capital of at least 8.0% of its risk-weighted assets, net of required loan loss allowances, and paid-in capital and reserves (i.e., core capital) of at least 3.0% of its total assets, net of required loan loss allowances. For these purposes, the regulatory capital of a bank is the sum of: (1) the bank’s core capital; (2) subordinated bonds issued by the bank valued at their placement price for an amount up to 50.0% of its core capital, provided that the value of the bonds is required to be decreased by 20.0% for each year that elapses during the period commencing six years prior to their maturity; and (3) its voluntary allowances for loan losses, for an amount of up to 1.25% of its risk-weighted assets. Santander-Chile does not have goodwill, but if it did, this value would be required to be deducted from regulatory capital. When calculating risk weighted assets, we also include off-balance sheet contingent loans. The merger of Old Santander Chile and Santiago on August 1, 2002 required a special regulatory pre-approval of the SBIF (now the FMC), which was granted on May 16, 2002. The resolution granting this pre-approval imposed a regulatory capital to risk weighted assets ratio of 12.0% for the merged bank. This requirement was reduced to 11.0% by the SBIF (now the FMC) effective January 1, 2005. For purposes of weighing the risk of a bank’s assets, the New General Banking Law considers five different categories of assets, based on the nature of the issuer, the availability of funds, and the nature of the assets and the existence of collateral securing such assets.

The following table sets forth our consolidated and risk-weighted assets and regulatory capital as of June 30, 2021 and December 31, 2020 as required by the FMC.

	Consolidated assets as of		Risk-weighted assets(1)
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
	(in millions of Ch$)
Asset Balance (Net of allowances)
Cash and deposits in bank	7,512,113	2,803,288	—	—
Unsettled transactions	1,040,417	452,963	422,469	173,466
Trading investments	43,815	133,718	21,396	14,655
Investments under resale agreements	—	—	—	—
Financial derivative contracts(2)	2,421,206	2,742,701	1,683,428	1,602,495
Interbank loans	7,637	18,920	7,637	15,250
Loans and accounts receivables from customers	33,711,737	33,413,429	26,615,215	26,651,340
Available-for-sale investments	7,071,313	7,162,542	633,685	618,908
Investments in other companies	10,490	10,770	10,490	10,770
Intangibles assets	83,973	82,537	83,973	82,537
Property, plant and equipment	184,657	187,240	184,657	187,240
Right of use assets	189,026	201,611	189,026	201,611
Current taxes	77,990	—	7,799	—
Deferred taxes	631,756	538,118	63,176	53,812
Other assets (3)	1,297,613	1,236,376	1,297,970	1,233,016
Off-balance sheet assets
Contingent loans	4,503,176	4,378,214	2,688,239	2,615,644
Total	58,786,921	53,362,427	33,909,159	33,460,744

			Ratio
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
	(in millions of Ch$)%			%
Core capital (5)	3,330,025	3,652,599	5.81 (4)	6.84 (4)
Regulatory capital (6)	4,973,126	5,143,843	14.67 (5)	15.37 (5)

(1)

On August 21, 2020, the circular No. 2265 was issued by the CMF. The circular instructed the treatment for the loans guaranteed by the government (including FOGAPE and CORFO). Under the new regulation, these loans are now incorporated into category 2 of the risk-weighted asset classification, modifying its ponderation from 100% to 10%.

(2)	“Financial derivative contracts” are presented at their “Credit Equivalent Risk” value as established in Chapter 12-1 of the Updated Compilation of Rules issued by the FMC.

(3)	On March 30, 2020, the FMC published circular No. 2248, which indicates that the FMC has authorized the presentation of net positions of derivatives and guarantees granted to third parties, under the protection of bilateral compensation agreements recognized by the Central Bank of Chile for purposes of computing risk weighted assets for capital adequacy.

(4)	As a percentage of total assets.

(5)	Core capital excludes minority interest.

(6)	As a percentage of risk weighted assets (BIS ratio).

Implementation of Basel III

On October 9, 2020, the FMC published the final regulations on regulatory capital to comply with minimum capital levels in accordance with Basel III and the New General Banking Law. The new regulation will become effective on December 1, 2021 and will be gradually phased-in until December 1, 2025. Pursuant to the proposed regulation, there will be three levels of capital: ordinary capital level 1 or CET1 (basic capital), additional capital level 1 or AT1 (perpetual bonds and preferred stock) and capital level 2 or T2 (subordinated bonds and voluntary provisions). Regulatory capital will be composed of the sum of CET1, AT1 and T2 after making some deductions, mainly for intangible assets, hybrid securities issued by foreign subsidiaries, partial deduction for deferred taxes and some reserve and profit accounts.

Under the New General Banking Law, minimum capital requirements have increased in terms of amount and quality. Total Regulatory Capital remains at 8% of risk-weighted assets which includes credit, market and operational risk. Minimum Tier 1 capital increased from 4.5% to 6% of risk-weighted assets, of which at least 1.5% must be made up of Additional Tier 1 (AT1), either in the form of preferred shares or perpetual bonds, both of which may be convertible to common equity. AT1 can represent up to 1/3 of CET1. The FMC also establishes the conditions and requirements for the issuance of perpetual bonds and preferred equity. Tier 2 capital is now set at 2% of risk-weighted assets.

During the 5-year phase-in period of BIS III capital requirements, banks will be allowed to temporarily complete their AT1 capital requirement with T2 instruments. This will be gradually phased out as follows:

Phase-out of exemption for T2 that can be included as AT1 % of RWA
December-20	December-21	December-22	December-23
1.5%	1.0%	0.5%	0.0%

In connection with the implementation of Basel III, Santander-Chile expects to issue a benchmark-sized AT1 instrument in the short term.

Additional capital demands are incorporated through a Conservation Buffer of 2.5% of risk-weighted assets. The Central Bank may set an additional Counter Cyclical Buffer of up to 2.5% of risk-weighted assets in agreement with the FMC. Both buffers must be comprised of core capital.

The FMC, agreement with the Central Bank, also imposed additional capital requirements for Systemically Important Banks (SIBs) of between 1-3.5% of risk-weighted assets. This additional capital requirement will be gradually phased in by 25% beginning on December 2021 until December 2025. With the implementation of additional capital requirements for SIBs, the requirement imposed on Banco Santander Chile to have a minimum regulatory capital ratio of 11% compared to the 8% limit for most other banks in Chile will be gradually phased out and replaced by the new regulatory requirements for a SIB.

There are a total of four factors that are weighted to reach a market share:

1.	Size (weighted at 30%): Includes total assets consolidated in the domestic market.

2.	Domestic interconnection (weighted at 30%): Includes assets and liabilities with financial institutions (banks and non-banks).

3.	Domestic substitution (weighted at 20%): Includes the share in local payments, deposits, and loans.

4.	Complexity (weighted at 20%): Includes factors that could lead to greater difficulties regarding costs and/ or time for the orderly resolution of the Bank. These include the notional amount of OTC derivatives, inter-jurisdictional assets and liabilities and available-for-sale assets

The minimum amount of the sum of the factors to be considered systemic is 1000 bp, equivalent to a weighted participation of 10% of all four factors. The core capital additional charge depends on the size of the total factor, as set out in the table below:

Systemic Level	Range (bp)	Core capital additional charge (% of risk-weighted assets)
I	1000-1300	1.0%-1.25%
II	1300-1800	1.25%-1.75%
III	1800-2000	1.75%-2.5%
IV	>=2000	2.5%-3.5%

The Central Bank may also require for a SIB: (1) the addition of up to 2% to the core capital to a bank’s total assets ratios; (2) a reduction in the technical reserve requirement trigger from 2.5 times regulatory capital to 1.5 times regulatory capital; and/or (3) a reduction in the interbank loan limit to 20% of regulatory capital of any SIB. Under this framework as of June 30, 2021, we were classified as a level II SIB.

The New General Banking Law also incorporates Pillar II capital requirements with the objective of assuring an adequate management of risk. The objective of this pillar is to ensure that banks maintain capital levels that are consistent with their risk profile and business model and encourages the development and use of appropriate processes to monitor and manage their risks. Pillar 2 also granted the regulators the power to impose greater capital requirements as a result of deficient evaluations of a bank’s internal capital adequacy assessment process (ICAAP), which should consider a bank’s risk profile and a strategy to sustain adequate levels of capital, even under stress scenarios. Pillar 2 also focuses on risks not considered in Pillar 1 such as reputational risks, concentration risks, liquidity risks and interest rate risks. The FMC, with at least four votes from the Council of the FMC, will have the power to impose additional regulatory capital demands of up to 4% of risk-weighted assets, either Tier I or Tier II, if it determines that the previous capital levels and buffers are not enough for a particular financial institution.

The following table sets forth a comparison between the regulatory capital demands under the previous law, and those under the New General Banking Law:

Minimum capital requirements: Basel III, previous GBL and new requirements
Capital categories	Previous Law	New General Banking Law
(% over risk weighted assets)
(1) Shareholders’ Equity	4.5%	4.5%
(2) Additional Tier 1 Capital (AT1)	—	1.5%
(3) Total Tier 1 Capital (1+2)	4.5%	6.0%
(4) Tier 2 Capital	3.5%	2.0%
(5) Total Regulatory Capital (3+4)	8.0%	8.0%
(6) Conservation Buffer		2.5% CET1
(7) Total Equity Requirement (5+6)	8.0%	10.5%
(8) Counter Cyclical Buffer	—	up to 2.5% CET1
(9) SIB* Requirement	Up to 6.0% in case of a merger	Between 1.0% - 3.5% CET1
(10) Pillar 2	2.0% over regulatory capital in order to be classified in Category A solvency.	Up to 4% CET1, AT1 or Tier 2

* Systemically Important Banks

Risk Weightings

On December 1, 2020 the FMC published the final regulations for establishing risk weightings for calculating capital adequacy ratios under the New Banking Law.

The Basel Committee on Banking Supervision (BCBS) defines credit risk (CR) as the risk that a debtor or bank counterparty does not meet its obligations in accordance with the agreed terms. Credit risk is the most relevant in the Chilean banking industry. The mechanism in force today estimates Risk Weighted Assets by Credit Risk (RWCR) using a methodology based on the Basel I standard. The proposed standard method with Basel III standards is more advanced, since it has categories that depend on the type of counterparty and different risk factors. These categories are not based on accounting criteria, but rather on the underlying risk. Thus, all exposures that have mortgage guarantees, for example mortgage loans for housing, have a different treatment from those exposures not guaranteed by a mortgage. Additionally, in the case of mortgage-backed exposures, there will be different types of treatment depending on the type of real estate and whether the obligations are paid with income generated by the property itself. The new framework will also allow the use of internal methodologies, subject to compliance with minimum requirements. The new standard includes the possibility of reducing RWCR when considering credit risk mitigators, such as compensation agreements, guarantees and other compensations.

The Basel Committee on Banking Supervision (BCBS) defines operational risk (OR) as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal risk but excludes strategic and reputational that a debtor or bank counterparty does not meet its obligations in accordance with the agreed terms. In order to estimate the operational risk coefficient, two factors are considered:

1.	The business indicator component (BIC): A component that considers interest income, interest earning assets, dividend income, financial transactions, fees, and other operational income and expenses. These are then multiplied by a marginal coefficient.

2.	Internal Loss Multiplier (ILM): This component is based on 10 years of historical operational losses, or at least five years in some special cases.

BCBS defines market risk (MR) as the risk of losses arising from movements in market prices. The risks subject to market risk capital requirements mainly includes: interest rate risk, credit spread risk, equity risk, foreign exchange (FX) risk and commodities risk for trading book instruments; and FX risk and commodities risk for banking book instruments. The FMC will not permit banks to use internal models for calculating MRWA and instead has published standardized models that all banks must use.

The regulations for calculating RWA under the new guidelines must be implemented by December 1, 2021. We believe our current capital levels are adequate, but we cannot rule out having to raise additional capital in the future to maintain our capital adequacy ratios above the minimum required by the FMC.

Financial Investments

Financial assets are classified into the following specified categories: financial assets trading investments at fair value through profit or loss (FVTPL), “held to maturity” investments, “available-for-sale” investments (AFS) and “loans and accounts receivable from customers.” The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as at fair value through profit or loss.

Financial assets at FVTPL — Trading investments

Financial assets are classified as at FVTPL when the financial asset is either held for trading or it is designated as at fair value through profit or loss.

A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling it in the near term; or

•	on initial recognition it is part of a portfolio of identified financial instruments that the Bank manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Bank's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at FVTPL.

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘net income (expense) from financial operations' line item.

Held to maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Bank has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method less any impairment.

Available-for-sale investments (AFS investments)

AFS investments are non-derivatives that are either designated as AFS or are not classified as (a) loans and accounts receivable from customers, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss (trading investments).

Financial instruments held by the Bank that are traded in an active market are classified as AFS and are stated at fair value at the end of each reporting period. The Bank also has investments in financial instruments that are not traded in an active market but that are also classified as AFS investments and stated at fair value at the end of each reporting period (because the directors consider that fair value can be reliably measured). Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognized in profit or loss. Other changes in the carrying amount of available-for-sale investments are recognized in other comprehensive income and accumulated under the heading of Valuation Adjustment. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss.

Dividends on AFS equity instruments are recognized in profit or loss when the Bank's right to receive the dividends is established.

The fair value of AFS monetary financial assets denominated in a foreign currency is determined in that foreign currency and translated into Chilean pesos as the described in f) above. The foreign exchange gains and losses that are recognized in profit or loss are determined based on the amortized cost of the monetary asset.

AFS equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity investments are measured at cost less any identified impairment losses at the end of each reporting period.

Detail regarding the financial investments discussed above is presented below.

a) Trading

	As of June 30,	As of December 31
	2021	2020
	(in millions of Ch$)	(in millions of Ch$)
Central Bank and Government Securities
Chilean Central Bank bonds	726	419
Other Chilean Central Bank and government securities	24,103	131,827
Subtotal	24,829	132,246
Other Chilean Securities
Chilean corporate bonds	17,507	1,472
Subtotal	17,507	1,472
Foreign securities
Other foreign financial instruments	1,479	—
Subtotal	1,479	—
Investments in mutual funds	—	—
Funds managed by related entities	—	—
Subtotal	—	—
Total	43,815	133,718

b) Available-for-sale

	As of June 30,	As of December 31,
	2021	2020
	(in millions of Ch$)
Central Bank and Government Securities
Chilean Central Bank notes	764,804	1,008,450
Other Chilean Central Bank and government securities	5,021,573	5,344,910
Subtotal	5,786,377	6,353,360
Other Chilean Securities
Time deposits in Chilean financial institutions	494	492
Mortgage bonds of Chilean financial institutions	12,353	14,022
Other Chilean securities	1,944	2,217
Subtotal	14,791	16,731
Foreign Financial Securities
Central Bank and Government Foreign Securities	728,466	269,803
Other Foreign financial securities	541,679	522,648
Subtotal	1,270,145	792,451
Total	7,071,313	7,162,542

Working Capital

As a bank, we satisfy our working capital needs through general funding, the majority of which derives from deposits and other borrowings from the public. (See “Item 3. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Deposits and Other Borrowings” in our 2020 20-F). In our opinion, our working capital is sufficient for our present needs.

Cash Flow

The tables below set forth our main sources of cash. The subsidiaries are not an important source of cash flow for us and therefore have no impact on our ability to meet our cash obligations. No legal or economic restrictions exist on the ability of subsidiaries to transfer funds to us in the form of loans or cash dividends as long as these subsidiaries abide by the regulations of the New General Banking Law (Ley General de Bancos) and the Chilean Corporations Law (Ley de Sociedad Anónimas) regarding loans to related parties and minimum dividend payments. See our Consolidated Statements of Cash Flows in our Unaudited Interim Consolidated Financial Statements for a detailed breakdown of the Bank’s cash flow.

	June 30,
	2021	2020
	Millions of Ch$
Net cash provided by (used in) operating activities	5,060,994	(338,077)

Our operating activities generated cash of Ch$5,060,994 million in the first six months of 2021 compared to a loss of Ch$338,077 million in the same period in 2020. This increase was due to an increase in the number of checking accounts and volume of time deposits due to the added liquidity in the system, and lower loan growth in the period.

	June 30,
	2021	2020
	Millions of Ch$
Net cash (used in) provided by investment activities	(34,960)	(21,390)

During the first six months of 2021, the Bank’s investment activities consumed cash in an amount of Ch$34,960 million compared to Ch$21,390 million in the same period in 2020. This increase was mainly due to a greater amount of purchases of property, plant and equipment and intangible assets. For more information, please see Note 1 b) of our Unaudited Interim Consolidated Financial Statements.

	June 30,
	2021	2020
	Millions of Ch$
Net cash (used in) provided by financing activities	(333,159)	312,892

In the first six months of 2021 there was a net cash used in financing activities of Ch$333,159 million mainly explained by the Bank’s annual dividend payment. In the first six months of 2020, the effect of the annual dividend payment was counteracted by the issuance of a subordinated bond which resulted in receiving Ch$479,941 million, leading to Ch$312,892 million provided by financing activities.

Composition of Deposits

The following table sets forth the composition of our deposits and similar commitments at June 30, 2021 and December 31, 2020.

	June 30, 2021	December 31, 2020
	(in millions of Ch$)
Demand deposits and other demand obligations
Current accounts	14,000,211	11,342,648
Other deposits and demand accounts	1,906,061	1,583,183
Other demand obligations	1,815,980	1,635,062
Subtotals	17,722,252	14,560,893
Time deposits and other time deposits
Time deposits	11,569,019	10,421,872
Time saving accounts	179,472	153,330
Other time deposits	7,316	6,589
Subtotals	11,755,807	10,581,791
Total deposits and other commitments	29,478,059	25,142,684

Issued debt instruments

(a)	Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. Loans are indexed to UF and pay a yearly interest rate.

As of June 30, 2021
(in millions of Ch$)
Due within 1 year	4,391
Due after 1 year but within 2 years	3,154
Due after 2 years but within 3 years	1,676
Due after 3 years but within 4 years	440
Due after 4 years but within 5 years	16
Due after 5 years	0
Total mortgage finance bonds	9,677

(b)       Senior bonds

The following table sets forth, at the dates indicated, our issued senior bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund assets with similar durations.

	As of June 30, 2021	As of December 31, 2020
	(in millions of Ch$)
Senior Bonds in UF	3,604,869	4,017,708
Senior Bonds in U.S.$	1,396,194	1,263,714
Senior Bonds in CHF	577,983	466,738
Senior Bonds in Ch$	557,818	639,489
Senior Bonds in AUD	127,945	125,781
Senior bonds in JPY	111,072	68,093
Santander bonds in EUR	167,755	168,466
Total senior bonds	6,543,636	6,749,989

The maturities of these bonds are as follows:

As of June 30, 2021
(in millions of Ch$)
Due within 1 year	925,883
Due after 1 year but within 2 years	1,037,009
Due after 2 years but within 3 years	851,421
Due after 3 years but within 4 years	1,766,110
Due after 4 years but within 5 years	768,580
Due after 5 years	1,194,633
Total bonds	6,543,636

As of June 30, 2021, the Bank issued bonds for UF 4,000,000, U.S.$ 177,000,000, JPY 10,000,000,000 and CHF 150,000,000 detailed as follows:

Series	Currency	Amount	Term	Issuance rate	Series approval date	Series maximum amount	Maturity date
W1	UF	4,000,000	5 years 3 months	1.55%	12-01-2018	6,000,000	06-01-2025
Total	UF	4,000,000				6,000,000
USD	USD	50,000,000	2 years and 10 months	0.71%	02-25-2021	50,000,000	12-28-2023
USD	USD	100,000,000	2 years and 11 months	0.72%	02-26-2021	100,000,000	01-26-2024
USD	USD	27,000,000	7 years	2.05%	06-09-2021	27,000,000	06-09-2028
Total	USD	177,000,000				177,000,000,000
JPY	JPY	10,000,000,000	5 years	0.35%	05-13-2021	10,000,000,000	05-13-2026
Total	JPY	10,000,000,000				10,000,000,000
CHF	CHF	150,000,000	6 years	0.33%	06-22-2021	150,000,000	06-22-2027
Total	CHF	150,000,000				150,000,000

(c)       Mortgage bonds

These bonds are used to finance mortgage loans with certain characteristics such as loan-to-value ratios below 80.0% and a debt servicing ratio of the client lower than 20.0%. All outstanding mortgage bonds are UF denominated.

The maturities of our mortgage bonds are as follows:

	As of June 30, 2021	As of December 31, 2020
	(in millions of Ch$)
Due within 1 year	5,686	5,465
Due after 1 year but within 2 years	9,128	8,773
Due after 2 year but within 3 years	9,422	9,056
Due after 3 year but within 4 years	9,726	9,348
Due after 4 year but within 5 years	10,040	9,649
Due after 5 years	37,998	42,044
Total mortgage bonds	82,000	84,335

As of June 30, 2021 and December 31, 2020, the Bank has not placed any mortgage bonds.

(d)       Subordinated bonds

The following table sets forth, at the dates indicated, the balances of our subordinated bonds. The following table sets forth, at the dates indicated, our issued subordinated bonds. The bonds are denominated principally in UFs or Ch$, and are principally used to fund the Bank’s mortgage portfolio and are considered to be a part of our regulatory capital.

	As of June 30, 2021	As of December 31, 2020
	(in millions of Ch$)
Subordinated bonds denominated in U.S.$	—	—
Subordinated bonds linked to the Ch$	202,634	202,634
Subordinated bonds linked to the UF	1,184,418	1,154,905
Total subordinated bonds	1,387,052	1,357,539

The maturities of these bonds, which are considered long-term, are as follows:

As of June 30, 2021
(in millions of Ch$)
Due within 1 year	—
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	1,387,052
Total subordinated bonds	1,387,052

During 2021, the Bank did not issue subordinated bonds.

(e)       Other obligations

Other obligations are summarized as follows:

As of June 30, 2021
in millions of Ch$
Long term obligations
Due after 1 years but within 2 years	48
Due after 2 years but within 3 years	53
Due after 3 years but within 4 years	57
Due after 4 years but within 5 years	63
Due after 5 years	52
Long-term financial obligations subtotals	273
Short term obligations:
Amounts due to credit card operators	142,066
Acceptance of letters of credit	6,116
Other long-term financial obligations, short-term portion	65,979
Short-term financial obligations subtotals	214,161
Other financial obligations totals	214,434

Central Bank credit lines for renegotiations of loans

In response to the COVID-19 pandemic, the Chilean Central Bank has made two lines of credit available to banks to reinforce their liquidity and to fund loans for SMEs with government guarantees. These lines of credit bear interest at the Central Bank’s MPR.

The maturities of the Bank’s commitments under these credit lines are as follows:

As of June 30, 2021
(in millions of Ch$)
Due within 1 year	—
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	5,906,816
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—
Central Bank credit lines for renegotiations of loans	5,906,816

Other Off-Balance Sheet Arrangements and Commitments

In the normal course of our business, we are party to transactions with off-balance sheet risk. These transactions expose us to credit risk in addition to amounts recognized in the consolidated financial statements. The most important off-balance sheet item is contingent loans. Contingent loans consist of guarantees granted by us in Ch$, UF and foreign currencies (principally U.S.$), unused letters of credit and commitments to extend credit such as overdraft protection and credit card lines of credit. Such commitments are agreements to lend to a customer at a future date, subject to the customer compliance with the contractual terms. Since a substantial portion of these commitments is expected to expire without being drawn upon, the total amount of commitments does not necessarily represent our actual future cash requirements. We use the same credit policies in making commitments to extend credit as we do for granting loans, therefore, in the opinion of our management, our outstanding commitments represent normal credit risk.

The following table presents the Bank’s outstanding contingent loans as of June 30, 2021 and December 31, 2020:

	As of June 30,	As of December 31,
	2021	2020
	(in millions of Ch$)
Issued and documented letters of credit	295,353	165,119
Confirmed foreign letters of credit	119,853	82,779
Documented guarantees	1,157,884	1,090,643
Other guarantees	446,473	441,508
Subtotals	2,019,563	1,780,049
Lines of credit with immediate availability	8,659,243	8,391,414
Other irrevocable obligation	367,807	406,234
Totals	11,046,613	10,577,697

Capital Expenditures

The following table reflects capital expenditures in the six-month period ended June 30, 2021 and 2020:

	Six months ended June 30,
	2021	2020
	(in millions of Ch$)
Land and Buildings	970	2,326
Machinery, Systems and Equipment	16,348	8,695
Other	806	5,093
Total	18,124	16,114

The increase in capital expenditures in the first six months of 2021 was mainly due to higher expenses for systems due to higher investments in digital and IT services. This was partially offset by less investments in land and buildings.

C. Selected Statistical Information

The following information is included for analytical purposes and should be read in conjunction with our Unaudited Interim Consolidated Financial Statements, as well as the discussion in this “Item 3. Operating and Financial Review and Prospects.” The UF is linked to, and is adjusted daily to reflect changes in, the previous month’s Chilean consumer price index. See “Item 4.— Market Risk: Quantitative Disclosure—Impact of Inflation.”

Average Balances, Income Earned from Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities

The average balances for interest-earning assets and interest-bearing liabilities, including interest and readjustments received and paid, have been calculated on the basis of daily balances for us on an unconsolidated basis. Such average balances are presented in Chilean pesos, UFs and in foreign currencies (principally U.S. dollars). Figures from our subsidiaries have been calculated on the basis of monthly balances. The average balances of our subsidiaries, except Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A., have not been categorized by currency. As such it is not possible to calculate average balances by currency for such subsidiaries on the basis of daily, weekly or monthly balances.

The nominal interest rate has been calculated by dividing the amount of interest and principal changes in the UF index (gain or loss) during the period by the related average balance, both amounts expressed in constant pesos.

Foreign exchange gains or losses on foreign currency-denominated assets and liabilities are not included in interest income or expense. When a financial asset becomes credit-impaired and is, therefore, regarded as “Stage 3,” the Bank suspends the interest income recognition in the income statement. Similarly, trading and mark-to-market gains or losses on investments are not included in interest income or expenses. Interest is not recognized on non-performing loans. Non-performing loans that are past-due for 90 days or less have been included in each of the various categories of loans, and therefore affect the various averages. Non-performing loans consist of loans as to which either principal or interest is past-due (i.e., non-accrual loans) and restructured loans earning no interest.

Included in interbank deposits are checking accounts maintained in the Central Bank and foreign banks. Such assets have a distorting effect on the average interest rate earned on total interest-earning assets because currently balances maintained in Chilean peso amounts do not earn interest, and the only balances held in a foreign currency that earn interest are those maintained in U.S. dollars, but those only earn interest on the amounts that are legally required to be held for liquidity purposes. Additionally, this account includes interest earned by overnight investments. Consequently, the average interest earned on such assets is comparatively low. We maintain these deposits in these accounts to comply with statutory requirements and to facilitate international business, rather than to earn income.

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts and real rates for our assets and liabilities for the six months ended June 30, 2021 and June 30, 2020.

	For the six months ended June 30,
	2021			2020

	Average Balance	Interest Earned	Average Nominal Rate(1)	Average Balance	Interest Earned	Average Nominal Rate(1)
Assets
Interest earning assets
Deposits in Central Bank
Ch$	1,651,281	1,234	0.1%	594,248	193	0.1%
UF	-	-	-%	-	-	-%
Foreign currency	-	-	-%	-	-	-%
Total	1,651,281	1,234	0.1%	594,248	193	0.1%
Financial investments
Ch$	4,525,166	19,803	0.9%	2,767,190	27,071	2.0%
UF	1,742,619	36,483	4.2%	998,278	12,493	2.5%
Foreign currency	2,363,843	6,231	0.5%	1,788,264	10,675	1.2%
Total	8,631,628	62,517	1.4%	5,553,732	50,239	1.8%
Commercial Loans
Ch$	8,031,090	195,931	4.9%	7,107,713	216,337	6.1%
UF	6,481,552	231,174	7.1%	6,668,781	188,712	5.7%
Foreign currency	2,535,729	44,869	3.5%	3,460,962	73,750	4.3%
Total	17,048,370	471,974	5.5%	17,237,456	478,799	5.6%

	For the six months ended June 30,
	2021			2020

	Average Balance	Interest Earned	Average Nominal Rate(1)	Average Balance	Interest Earned	Average Nominal Rate(1)
Consumer loans
Ch$	4,579,048	241,665	10.6%	5,079,578	303,085	11.9%
UF	12,227	572	9.4%	16,562	577	7.0%
Foreign currency	43,087	-	-%	46,298	-	-%
Total	4,634,362	242,236	10.5%	5,142,438	303,663	11.8%
Mortgage loans
Ch$	2,689	16	1.2%	3,777	21	1.1%
UF	12,625,220	439,427	7.0%	11,615,148	318,339	5.5%
Foreign currency	-	-	-%	-	-	-%
Total	12,627,909	439,444	7.0%	11,618,926	318,360	5.5%
Interbank loans
Ch$	-	-	-%	7,458	36	1.0%
UF	-	-	-%	-	-	-%
Foreign currency	-	-	-%	-	-	-%
Total	-	-	-%	7,458	36	1.0%
Investment Agreements to resell
Ch$	2,626	85	6.5%	13,332	230	3.4%
UF	46	-	-%	227	-	-%
Foreign currency	-	-	-%	-	-	-%
Total	2,672	85	6.4%	13,559	230	3.4%
Threshold(2)
Ch$	334,856	85	0.1%	353,459	116	0.1%
UF	148,398	-	-%	156,310	-	-%
Foreign currency	519,220	192	0.1%	505,268	1,516	0.6%
Total	1,002,474	277	0.1%	1,015,038	1,632	0.3%
Total interest earning assets
Ch$	19,126,756	458,818	4.8%	15,926,757	547,089	6.9%
UF	21,010,063	707,656	6.7%	19,455,307	520,121	5.3%
Foreign currency	5,461,878	51,293	1.9%	5,800,792	85,942	3.0%
Total	45,598,697	1,217,766	5.3%	41,182,855	1,153,152	5.6%
Non-interest earning assets
Cash
Ch$	744,510	-		882,478	-	744,510
UF	-	-		-	-	-
Foreign currency	82,294	-		130,259	-	82,294
Total	826,804	-		1,012,737	-	826,804
Allowance for loan losses
Ch$	(1,164,159)	-		(970,441)	-	(1,164,159)
UF	-	-		-	-	-
Foreign currency	(7)	-		(15)	-	(7)
Total	(1,164,167)	-		(970,456)	-	(1,164,167)
Fixed assets
Ch$	301,222	-		298,837	-	301,222
UF	-	-		-	-	-
Foreign currency	-	-		-	-	-
Total	301,222	-		298,837	-	301,222
Derivatives
Ch$	6,726,284	-		11,312,022	-	6,726,284
UF	-	-		-	-	-
Foreign currency	-	-		-	-	-
Total	6,726,284	-		11,312,022	-	6,726,284
Financial Investment (Trading)(3)
Ch$	213,937	-		183,351	-	213,937
UF	32,668	-		152,522	-	32,668

	For the six months ended June 30,
	2021			2020

	Average Balance	Interest Earned	Average Nominal Rate(1)	Average Balance	Interest Earned	Average Nominal Rate(1)
Foreign currency	105,569	-		102,206	-	105,569
Total	352,173	-		438,080	-	352,173
Other assets
Ch$	1,344,223	-		1,412,892	-	1,344,223
UF	484,867	-		343,964	-	484,867
Foreign currency	856,389	-		926,613	-	856,389
Total	2,685,480	-		2,683,470	-	2,685,480
Total non-interest earning assets
Ch$	8,166,017	-		13,119,139	-	8,166,017
UF	517,535	-		496,487	-	517,535
Foreign currency	1,044,245	-		1,159,063	-	1,044,245
Total	9,727,797	-		14,774,689	-	9,727,797
Total assets
Ch$	27,292,773	458,818		29,045,896	547,089	27,292,773
UF	21,527,597	707,656		19,951,793	520,121	21,527,597
Foreign currency	6,506,122	51,293		6,959,855	85,942	6,506,122
Total	55,326,493	1,217,766		55,957,544	1,153,152	55,326,493
Liabilities And Share-Holders’ Equity
Interest bearing liabilities
Savings accounts
Ch$	3,421	4	0.3%	2,021	3	0.3%
UF	162,944	3,302	4.1%	128,959	1,655	2.6%
Foreign currency	-	-	-%	-	-	-%
Total	166,365	3,306	4.0%	130,980	1,658	2.5%
Time deposits
Ch$	8,798,258	21,534	0.5%	11,022,733	91,642	1.7%
UF	226,362	6,622	5.9%	838,468	15,403	3.7%
Foreign currency	3,677,885	2,488	0.1%	3,231,449	14,996	0.9%
Total	12,702,504	30,643	0.5%	15,092,650	122,040	1.6%
Central bank borrowings
Ch$	5,325,956	-	-%	1,154,492	21	-%
UF	-	-	-%	-	-	-%
Foreign currency	-	-	-%	-	-	-%
Total	5,325,956	-	-%	1,154,492	21	-%
Repurchase Agreements
Ch$	133,363	101	0.2%	151,010	2,248	3.0%
UF	-	(2)	-%	-	20	-%
Foreign currency	15,718	-	-%	146,109	-	-%
Total	149,081	99	0.1%	297,118	2,268	1.5%
Mortgage finance bonds
Ch$	-	-	-%	-	-	-%
UF	10,269	474	9.2%	16,119	630	7.8%
Foreign currency	-	-	-%	-	-	-%
Total	10,269	474	9.2%	16,119	630	7.8%
Other interest bearing liabilities
Ch$	1,141,812	99,962	17.5%	1,524,109	41,521	5.4%
UF	5,061,195	186,257	7.4%	5,379,501	152,744	5.7%
Foreign currency	3,815,713	27,930	1.5%	5,498,215	63,628	2.3%
Total	10,018,720	314,149	6.3%	12,401,825	257,893	4.2%
Total interest bearing liabilities
Ch$	15,402,810	121,601	1.6%	13,854,364	135,434	2.0%
UF	5,460,770	196,653	7.2%	6,363,048	170,452	5.4%
Foreign currency	7,509,316	30,417	0.8%	8,875,773	78,624	1.8%
Total	28,372,895	348,671	2.5%	29,093,185	384,510	2.6%

	For the six months ended June 30,
	2021			2020

	Average Balance	Interest Earned	Average Nominal Rate(1)	Average Balance	Interest Earned	Average Nominal Rate(1)
Non-interest bearing liabilities
Non-interest bearing demand deposits
Ch$	13,034,828	-		8,934,558	-
UF	60,698	-		55,319	-
Foreign currency	299,022	-		202,972	-
Total	13,394,548	-		9,192,848	-
Derivatives
Ch$	6,933,183	-		10,178,140	-
UF	-	-		-	-
Foreign currency	-	-		-	-
Total	6,933,183	-		10,178,140	-
Other non-interest bearing liabilities
Ch$	1,129,113	-		1,232,013	-
UF	748,765	-		866,463	-
Foreign currency	1,042,089	-		1,644,293	-
Total	2,919,967	-		3,742,769	-
Shareholders’ equity
Ch$	3,705,899	-		3,750,602	-
UF	-	-		-	-
Foreign currency	-	-		-	-
Total	3,705,899	-		3,750,602	-
Total non-interest bearing liabilities and shareholders’ equity
Ch$	24,803,024	-		24,095,312	-
UF	809,463	-		921,783	-
Foreign currency	1,341,111	-		1,847,265	-
Total	26,953,598	-		26,864,359	-
Total Liabilities and Share-Holders’ Equity
Ch$	40,205,834	121,601		37,949,676	135,434
UF	6,270,233	196,653		7,284,831	170,452
Foreign currency	8,850,426	30,417		10,723,037	78,624
Total	55,326,493	348,671		55,957,544	384,510

(1)	Nominal interest rate is calculated using the annualized interest divided by the average balance

(2)	Threshold is the asset generated when we post collateral for a derivative with a counterparty that has negative mark-to-market for us. Some CSD agreements permit this collateral to generate interest at the overnight rate and this is the source of interest income associated with this asset.

(3)	Interest income from financial investment according to Chilean GAAP is recognized as income in the line item Net income (expense) from financial operations

Interest-Earning Assets: Net Interest Margin

The following table analyzes, by currency of denomination, the levels of average interest-earning assets and net interest earned by Santander-Chile, and illustrates the comparative net interest margins obtained, for each of the years indicated in the table.

	Six months ended June 30,
	2021	2020
	(in millions of Ch$)
Total average interest-earning assets
Ch$	19,126,756	15,926,757
UF	21,010,063	19,455,307
Foreign currencies	5,461,878	5,800,792
Total	45,598,697	41,182,855
Net interest earned (1)
Ch$	337,217	411,655
UF	511,003	349,669
Foreign currencies	20,876	7,318
Total	869,096	768,642
Net interest margin (2)
Ch$	3.5%	5.2%
UF	4.9%	3.6%
Foreign currencies	0.8%	0.3%
Total	3.8%	3.7%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.

(2)	Net interest margin is defined as annualized net interest earned divided by total average interest-earning assets.

Return on Equity and Assets; Dividend Payout

The following table presents certain information and selected financial ratios for Santander-Chile for the years indicated.

	Six months ended June 30,
	2021	2020
	in millions of Ch$
Net income	370,972	230,402
Net income attributable to shareholders	367,191	228,873
Average total assets	55,326,493	55,957,544
Average equity	3,705,899	3,750,602
Net income as a percentage of (1)
Average total assets	1.3%	0.8%
Net income attributable to shareholders as a percentage of (1):
Average equity	19.8%	12.2%
Average equity as a percentage of:
Average total assets	6.7%	6.7%

(1)	Net income annualized

Dividends declared at the annual shareholders’ meeting of each year correspond to the Bank’s earnings of the previous year. The following table presents dividends declared and paid by us in nominal terms in the past four years:

Year	Dividend in millions of Ch$ (1)	Dividend In millions of U.S.$(2)	Per share Ch$/share (3)	Per ADS U.S.$/ADS (4)	% over earnings (5)
2017	330,646	500.9	1.75	1.06	70
2018	423,611	705.3	2.25	1.50	75
2019	355,141	531.5	1.88	1.13	60
2020 (6)	331,256	430.8	1.76	0.91	60
2021	310,468	440.3	1.65	0.93	60

(1)	Millions of nominal pesos.

(2)	Millions of U.S.$ using the observed exchange rate of the day the dividend was approved at the annual shareholders’ meeting.

(3)	Calculated on the basis of 188,446.1 million shares.

(4)	Dividend in U.S.$ million divided by the number of ADS, which is calculated on the basis of 400 shares per ADS.

(5)	Calculated by dividing dividend paid in the year by net income attributable to the equity holders of the Bank for the previous year under Chilean Bank GAAP.

(6)	In 2020, shareholders of the Bank approved the distribution of 30% of the 2019 net income attributable to shareholders under Chilean Bank GAAP on April 30, 2020. This amounted to Ch$ 165,627 million (U.S.$ 198.0 million using the observed exchange rate of the day the dividend was approved at the annual shareholders’ meeting) or Ch$ 0.88 per share (U.S.$ per ADR 0.49). In the Extraordinary Shareholders Meeting held on November 26, 2020, a further 30% of the 2019 earnings was approved.

Loan Portfolio

The following table analyzes our loans by product type. Except where otherwise specified, all loan amounts stated below are before deduction for loan loss allowances. Total loans reflect our loan portfolio, including principal amounts of past due loan and substandard loans. Any collateral provided generally consists of a mortgage on real estate, a pledge of marketable securities, a letter of credit or cash. The existence and amount of collateral generally vary from loan to loan.

	As of June 30, 2021	As of December 31, 2020
Commercial Loans:
Commercial loans	13,527,991	13,559,895
Foreign trade loans	1,147,089	1,239,271
Checking account debtors	113,779	125,610
Factoring transactions	539,319	497,679
Student loans	59,512	63,380
Leasing transactions	1,321,414	1,355,157
Other loans and accounts receivable	218,079	196,544
Subtotal	16,927,183	17,037,536
Mortgage loans:
Mortgage finance bond backed loans	6,078	7,809
Mortgage mutual loans	88,936	92,960
Other mortgage mutual loans	12,876,092	12,311,056
Subtotal	12,971,106	12,411,825
Consumer loans:
Installment consumer loans	3,582,058	3,688,592
Credit card loans	1,079,308	1,125,908
Consumer leasing contracts	2,947	3,121
Other consumer loans	107,645	123,258
Subtotal	4,771,958	4,940,879
Subtotal Loans to customers	34,670,247	34,390,240
Interbank loans	7,643	18,930
Total	34,677,890	34,409,170

The loan categories are as follows:

Commercial loans

Commercial loans are long-term and short-term loans, including checking overdraft lines for companies, granted in Chilean pesos, inflation linked, U.S.$ linked or denominated in U.S.$. The interest on these loans is fixed or variable and is used primarily to finance working capital or investments. General commercial loans also include factoring operations.

Foreign trade loans are fixed rate, short-term loans made in foreign currencies (principally U.S.$) to finance imports and exports.

Checking account debtors mainly include mortgage loans (fixed and variable rate) that are inflation-indexed long-term loans with monthly payments of principal and interest secured by a real property mortgage. These loans can be endorsed to a third party.

Factoring transactions mainly include short-term loans to companies with a fixed monthly nominal rate backed by a company invoice.

Student loans mainly include long-term loans made to finance tertiary education mainly in fixed real rates (UF) some of which some are guaranteed by the state. These loans, per Chilean regulations, must be classified as commercial loans since they are guaranteed by the Chilean State under Law 20.027 through CORFO, the government’s development agency.

Leasing transactions are agreements for the financial leasing of capital equipment and other property.

Other loans and accounts receivable loans include other loans and accounts payable.

Mortgage loans

Mortgage mutual loans mainly include mortgage loans (fixed and variable rate) that are inflation-indexed long-term loans with monthly payments of principal and interest secured by a real property mortgage. These are financed by issuing mortgage bonds.

Mortgage finance bond backed loans are inflation-indexed, fixed or variable rate, long-term loans with monthly payments of principal and interest secured by a real property mortgage that are financed with mortgage finance bonds. At the time of approval, these types of mortgage loans cannot be more than 75.0% of the lower of the purchase price or the appraised value of the mortgaged property or such loan will be classified as a commercial loan. Mortgage bonds are our general obligations, and we are liable for all principal and accrued interest on such bonds. In addition, if the issuer of a mortgage finance bond becomes insolvent, the New General Banking Law’s liquidation procedures provide that these types of mortgage loans with their corresponding mortgage bonds shall be auctioned as a unit and the acquirer must continue paying the mortgage finance bonds under the same conditions as the original issuer.

Other mortgage mutual loans mainly include mortgage loans (fixed and variable rate) that are inflation-indexed long-term loans with monthly payments of principal and interest secured by a real property mortgage. These are financed by our general borrowings.

Consumer loans

Installment consumer loans are loans to individuals, granted in Chilean pesos, generally on a fixed rate nominal basis, to finance the purchase of consumer goods or to pay for services. This includes auto loans originated through Santander Consumer Chile.

Consumer loans through lines of credit are checking overdraft lines to individuals, granted in Chilean pesos, generally on a fixed rate nominal basis and linked to an individual’s checking account.

Credit card loans include credit card balances subject to nominal fixed rate interest charges.

Consumer leasing contracts are agreements for the financial leasing of automobiles and other property to individuals.

Other loans and accounts receivable from customers include draft lines for individuals.

Non-client loans

Interbank loans are long-term and short-term loans made to other local or international banks, granted in Chilean pesos or foreign currencies, usually at a variable rate linked to LIBOR or other interbank rates.

Loans by Economic Activity

The following table sets forth, at the dates indicated, an analysis of our client loan portfolio based on the borrower’s principal economic activity and geographic distribution. Loans to individuals for business purposes are allocated to their economic activity.

	Domestic loans (*)		Foreign interbank loans (**)		Total loans		% of total loans
	As of June 30, 2021	As of December 31, 2020	As of June 30, 2021	As of December 31, 2020	As of June 30, 2021	As of December 31, 2020	As of June 30, 2021	As of December 31, 2020
	(in millions of Ch$)
Commercial loans
Manufacturing	1,373,930	1,378,221	—	—	1,373,930	1,378,221	3.96%	4.01%
Mining	171,357	433,615	—	—	171,357	433,615	0.49%	1.26%
Electricity, gas and water	385,662	384,274	—	—	385,662	384,274	1.11%	1.12%
Agriculture and livestock	1,330,645	1,345,864	—	—	1,330,645	1,345,864	3.84%	3.91%
Forestry	182,286	179,176	—	—	182,286	179,176	0.53%	0.52%
Fishing	262,264	234,151	—	—	262,264	234,151	0.76%	0.68%
Transport	764,507	777,601	—	—	764,507	777,601	2.20%	2.26%
Communications	336,247	331,115	—	—	336,247	331,115	0.97%	0.96%
Construction	987,205	959,369	—	—	987,205	959,369	2.85%	2.79%
Commerce	3,831,876	3,712,568	7,643	14,339	3,839,519	3,726,907	11.07%	10.83%
Services	2,780,802	2,863,338	—	—	2,780,802	2,863,338	8.02%	8.32%
Other	4,520,402	4,442,835	—	—	4,520,402	4,442,835	13.04%	12.91%
Subtotals	16,927,183	17,042,127	7,643	14,339	16,934,826	17,056,466	48.83%	49.57%
Mortgage loans	12,971,106	12,411,825	—	—	12,971,106	12,411,825	37.40%	36.07%
Consumer loans	4,771,958	4,940,879	—	—	4,771,958	4,940,879	13.76%	14.36%
Total	34,670,247	34,394,831	7,643	14,339	34,677,890	34,409,170	100.00%	100.00%

(*)	Includes domestic interbank loans for Ch$ 0 as of June 30, 2021 (Ch$ 4,591 million as of December 31, 2020), see Note 8 of the Unaudited Interim Consolidated Financial Statements.

(**)	Includes foreign interbank loans for Ch$ 7,643 million as of June 30, 2021 (Ch$ 14,339 million as of December 31, 2020), see Note 8 of the Unaudited Interim Consolidated Financial Statements.

Classification of Loan Portfolio

The Bank continuously evaluates the entire loan portfolio and contingent loans, as it is established by the FMC, to timely provide the necessary and sufficient provisions to cover expected losses associated with the characteristics of the debtors and their loans, which determine payment behavior and recovery.

The Bank has established allowances to cover probable losses on loans and account receivables in accordance with instructions issued by the Financial Markets Commission (FMC) and models of credit risk rating and assessment approved by the Board’s Committee, including the amendments introduced by Circular No. 3,573 (and its further modifications) applicable as of January 1, 2016 which establishes a standard method for residential mortgage loans and complements and specifies instructions on provisions and loans classified in the impaired portfolio, and subsequent amendments.

The Bank uses the following models established by the FMC, to evaluate its loan portfolio and credit risk:

•	Individual assessment - where the Bank assesses a debtor as individually significant when their loans are significant, or when the debtor cannot be classified within a group of financial assets with similar credit risk characteristics, due to its size, complexity or level of exposure

•	Group assessment - a group assessment is relevant for analyzing a large number of transactions with small individual balances due from individuals or small companies. The Bank groups debtors with similar credit risk characteristics giving to each group a default probability and recovery rate based on a historical analysis. The Bank has implemented standard models for mortgage loans, established in Circular No.3,573 (modified by Circular No.3,584), and internal models for commercial and consumer loans.

I. Allowances for individual assessment

An individual assessment of commercial debtors is necessary according to the FMC, in the case of companies which, due to their size, complexity or level of exposure, must be known and analyzed in detail.

The analysis of the debtor is primarily focused on their credit quality and their risk category classification of the debtor and of their respective contingent loans and loans These are assigned to one of the following portfolio categories: Normal, Substandard and Impaired. The risk factors considered are: industry or economic sector, owners or managers, financial situation and payment ability, and payment behavior.

The portfolio categories and their definitions are as follows:

i.	Normal Portfolio includes debtors with a payment ability that allows them to meet their obligations and commitments. Evaluations of the current economic and financial environment do not indicate that this will change. The classifications assigned to this portfolio are categories from A1 to A6.

ii.	Substandard Portfolio includes debtors with financial difficulties or a significant deterioration of their payment ability. There is reasonable doubt concerning the future reimbursement of the capital and interest within the contractual terms, with limited ability to meet short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4.

iii.	Impaired Portfolio includes debtors and their loans where repayment is considered remote, with a reduced or no likelihood of repayment. This portfolio includes debtors who have stopped paying their loans or that indicate that they will stop paying, as well as those who require forced debt restructuration, reducing the obligation or delaying the term of the capital or interest, and any other debtor who is over 90 days overdue in his payment of interest or capital. The classifications assigned to this portfolio are categories from C1 to C6.

Normal and Substandard Portfolio

As part of individual assessment, the Bank classifies debtors into the following categories, assigning them a probability of non-performance (PNP) and severity (SEV), which result in the expected loss percentages.

Portfolio	Debtor’s Category	Probability of Non-Performance (%)	Severity (%)	Expected Loss (%)
Normal portfolio	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
Substandard portfolio	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

The Bank first determines all credit exposures, which includes the accounting balances of loans and accounts receivable from customers plus contingent loans, less any amount recovered through executing the financial guarantees or collateral covering the operations. The percentages of expected loss are applied to this exposure. In the case of collateral, the Bank must demonstrate that the value assigned reasonably reflects the value obtainable on disposal of the assets or equity instruments. When the credit risk of the debtor is substituted for the credit quality of the collateral or guarantor, this methodology is applicable only when the guarantor or surety is an entity qualified in an assimilable investment grade by a local or international company rating agency recognized by the FMC. Guaranteed securities cannot be deducted from the exposure amount, only financial guarantees and collateral can be considered.

Notwithstanding the foregoing, the Bank must maintain a minimum provision of 0.5% over loans and contingent loans in the normal portfolio.

Impaired Portfolio

The impaired portfolio includes all loans and the entire value of contingent loans of the debtors that are over 90 days overdue on the payment of interest or principal of any loan at the end of the month. It also includes debtors who have been granted a loan to refinance loans over 60 days overdue, as well as debtors who have undergone forced restructuration or partial debt condonation.

The impaired portfolio excludes: a) residential mortgage loans, with payments less than 90 days overdue; and, b) loans to finance higher education according to Law 20,027, provided the breach conditions outlined in Circular No. 3,454 as of December 10, 2008 are not fulfilled.

The provision for an impaired portfolio is calculated by determining the expected loss rate for the exposure, adjusting for amounts recoverable through available financial guarantees and deducting the present value of recoveries made through collection services after the related expenses.

Once the expected loss range is determined, the related provision percentage is applied over the exposure amount, which includes loans and contingent loans related to the debtor.

The allowance rates applied over the calculated exposure are as follows:

Classification	Estimated range of loss	Allowance
C1	Up to 3%	2%
C2	Greater than 3% and less than 20%	10%
C3	Greater than 20% and less than 30%	25%
C4	Greater than 30% and less than 50%	40%
C5	Greater than 50% and less than 80%	65%
C6	Greater than 80%	90%

Loans are maintained in the impaired portfolio until their payment ability is normal, notwithstanding the write off of each particular credit that meets conditions of Title II of Chapter B-2. Once the circumstances that led to classification in the Impaired Portfolio have been overcome, the debtor can be removed from this portfolio once all the following conditions are met:

i.	the debtor has no obligations of the debtor with the Bank more than 30 days overdue;

ii.	the debtor has not been granted loans to pay its obligations;

iii.	at least one of the payments include the amortization of capital;

iv.	if the debtor has made partial loan payments in the last six months, two payments have already been made;

v.	if the debtor must pay monthly installments for one or more loans, four consecutive installments have been made;

vi.	the debtor does not appear to have bad debts in the information provided by the FMC, except for insignificant amounts.

II. Allowances for group assessments

Group assessments are used to estimate allowances required for loans with low balances related to individuals or small companies.

Group assessments require the formation of groups of loans with similar characteristics by type of debtor and loan conditions, in order to establish both the group payment behavior and the recoveries of their defaulted loans, using technically substantiated estimates and prudential criteria. The model used is based on the characteristics of the debtor, payment history, outstanding loans and default among other relevant factors.

The Bank uses methodologies to establish credit risk, based on internal models to estimate the allowances for the group-evaluated portfolio. This portfolio includes commercial loans with debtors that are not assessed individually, mortgage and consumer loans (including installment loans, credit cards and overdraft lines). These methods allow the Bank to independently identify the portfolio behavior and establish the provision required to cover losses arising during the year.

The customers are classified according to their internal and external characteristics into profiles, using a customer-portfolio model to differentiate each portfolio’s risk in an appropriate manner. This is known as the profile allocation method.

The profile allocation method is based on a statistical construction model that establishes a relationship through logistic regression between variables (for example default, payment behavior outside the Bank, socio-demographic data) and a response variable which determines the client’s risk, which in this case is over 90 days overdue. Hence, common profiles are established and assigned a Probability of Non-Performance (PNP) and a recovery rate based on a historical analysis known as Severity (SEV).

Therefore, once the customers have been profiled, and the loan’s profile assigned a PNP and a SEV, the exposure at default (EXP) is calculated. This exposure includes the book value of the loans and accounts receivable from the customer, plus contingent loans, less any amount that can be recovered by executing guarantees (for credits other than consumer loans).

Notwithstanding the above, on establishing provisions associated with housing loans, the Bank must recognize minimum provisions according to standard methods established by the FMC for this type of loan. While this is considered to be a prudent minimum base, it does not relieve the Bank of its responsibility to have its own methodologies of determining adequate provisions to protect the credit risk of the portfolio.

Standard method of residential mortgage loan provisions

As of January 1, 2016 and in accordance with Circular No. 3,573 issued by the FMC, the Bank began applying the standard method of provisions for residential mortgage loans. According to this method, the expected loss factor applicable to residential mortgage loans will depend on the default of each loan and the relationship between the outstanding principal of each loan and the value of the associated mortgage guarantee (Loans to Value, LTV) at the end of each month.

The allowance rates applied according to default and LTV are the following:

LTV Range	Days overdue at month end	0	1-29	30-59	60-89	Impaired portfolio
LTV≤40%	PNP(%)	1.0916	21.3407	46.0536	75.1614	100
	Severity (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	Expected Loss (%)	0.0002	0.0094	0.0222	0.0362	0.0537
40%< LTV ≤80%	PNP(%)	1.9158	27.4332	52.0824	78.9511	100
	Severity (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	Expected Loss (%)	0.0421	0.7745	1.5204	2.3047	3.0413
80%< LTV ≤90%	PNP(%)	2.5150	27.9300	52.5800	79.6952	100
	Severity (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	Expected Loss (%)	0.5421	6.0496	11.5255	17.6390	22.2310
LTV >90%	PNP(%)	2.7400	28.4300	53.0800	80.3677	100
	Severity (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	Expected Loss (%)	0.7453	8.2532	15.7064	24.2355	30.2436

LTV =Loan capital/Value of guarantee

If the same debtor has more than one residential mortgage loan with the Bank and one of them over 90 days overdue, all their loans shall be allocated to the impaired portfolio, calculating provisions for each them in accordance with their respective LTV.

For residential mortgage loans related to housing programs and grants from the Chilean government, the allowance rate may be weighted by a factor of loss mitigation (LM), which depends on the LTV percentage and the price of the property in the deed of sale (S), as long as the debtor has contracted auction insurance provided by the Chilean government.

Standard method of commercial loan provisions

In accordance with the Circulars No. 3,638 and No. 3,647 of the FMC, as of July 1, 2019, the Bank began applying the standard model of provisions for student loans or other types of commercial loans. The impact of implementing these regulations implied an increase of approximately 4% of the stock of provisions for credit risk.

Prior to the implementation of the standard method, the Bank used its internal models for the determination of group business provisions.

a.	Commercial leasing operations

For these transactions, the provision factor must be applied to the current value of commercial leasing operations (including the purchase option) and will depend on the delinquency of each transaction, the type of leased asset and the relationship, at closing of each month, between the current value of each transaction and the value of the leased asset (PVB), as indicated in the following tables.

Probability Non-Performance (PNP) by default and type of asset (%)
Default days at month closing	Type of asset
	Real estate	Non real estate
0	0.79	1.61
1-29	7.94	12.02
30-59	28.76	40.88
60-89	58.76	69.38
Impaired portfolio	100.00	100.00

Severity (SEV) by stage and type of asset (%)
PVB Stage	Real estate	Non real estate
PVB ≤ 40%	0.05	18.2
40% < PVB ≤ 50%	0.05	57.00
50% < PVB ≤ 80%	5.10	68.40
80% < PVB ≤ 90%	23.20	75.10
PVB > 90%	36.20	78.90

PVB= Current value of transaction/leased asset value

The determination of the PVB relationship will be made considering the appraisal value, expressed in UF for real estate and Ch$ for non-real estate, recorded at the time of granting the respective loan, taking into account any situations that may be causing pricing rises of the asset at that time.

b.	Student loans

For these transactions, the provision factor should be applied to the student loan and the exposure of the contingent credit, when applicable. The determination of this factor depends on the type of student loan and the enforceability of the payment of capital or interest, at the end of each month. When payment is due, the factor will also depend on its default.

For the purposes of the classification of the loan, a distinction is made between loans granted for the financing of higher studies in accordance with Law No. 20.027 (CAE) or loans guaranteed by the State, “Crédito con aval del Estado”, and, on the other hand, the loans guaranteed by CORFO, a governmental agency for the promotion of the economy.

Probability Non-Performance (PNP) according enforceability, default and type of loan (%)
Is it the principal and interest enforceable	Default days at month closing	Student loans
		CAE	CORFO and other
Yes	0	5.2	2.9
	1-29	37.2	15.0
	30-59	59.0	43.4
	60-89	72.8	71.9
	Impaired portfolio	100.0	100.0
No	N/A	41.6	16.5

Severity (SEV) by stage PVB and type of asset (%)
Is it the principal and interest enforceable	Student loans
	CAE	CORFO and other
Yes	70.9
No	50.3	45.8

c.	Factoring and other commercial loans

For factoring transactions and other commercial loans, the provision factor, applicable to the amount of the loans and the exposure of the contingent credit will depend on the default of each transaction and the relationship that exists, at the end of each month, between the obligations that the debtor has with the bank and the value of the collateral that protect them (PTVG), as indicated in the following tables.

Probability of Non-Performance (PNP) by default and PTVG stage (%)
Default days at month closing	Guarantee		No collateral
	PTVG ≤ 100%	PTVG > 100%
0	1.86	2.68	4.91
1-29	11.60	13.45	22.93
30-59	25.33	26.92	45.30
60-89	41.31	41.31	61.63
Impaired portfolio	100.00	100.00	100.00

Severity (SEV) by PTVG stage (%)
Guarantee	PTVG stage	Factoring and other commercial loans without responsibility	Factoring with responsibility
Guarantee	PTVG ≤ 60%	5.0	3.2
	60% < PTVG ≤ 75%	20.3	12.8
	75% < PTVG ≤ 90%	32.2	20.3
	90% < PTVG	43.0	27.1
No guarantee		56.9	35.9

The collateral used for the purposes of calculating the PTVG relationship of this method may be specific or general, including those that are simultaneously specific and general. A collateral can only be considered if, according to the respective coverage clauses, it was constituted in the first priority of preference in favor of the bank and only secures the debtor's credits with respect to which it is imputed (not shared with other debtors). The invoices assigned in the factoring transactions and the security associated with the mortgage loans, regardless of their coverage clause, will not be considered in the calculation.

For the calculation of the PTVG ratio, the following considerations must be taken into account:

i.	Transactions with specific security: when the debtor granted specific guarantees, for generic commercial loans and factoring, the PTVG ratio is calculated independently for each secured transaction, such as the division between the amount of the loans and the contingent credit exposure and the value of the collateral that protects it.

ii.	Transactions with general security: when the debtor granted general or general and specific guarantees, the Bank calculates the respective PTVG, jointly for all generic commercial loan and factoring not contemplated in the preceding paragraph i), as the division between the sum of the amounts of the loans and exposures of contingent credits and the general, or general and specific security that, according to the scope of the remaining coverage clauses, safeguards the loans considered in the numerator of the mentioned ratio.

The amounts of the collateral used in the PTVG ratio of numbers i) and ii) must be determined according to:

-	The last valuation of the security, be its appraisal or fair value, according to the type of security in question. For the determination of fair value, the criteria indicated in Chapter 7-12 of the FMC’s Updated Collection of Standards (Recopilación Actualizada de Normas or RAN), on a reasonable estimate of value of the financial instrument, should be considered.

-	Possible situations that could be causing temporary increases in the values of the guarantees.

-	Limitations on the amount of coverage established in their respective clauses.

d.	Provisions related to financing with a FOGAPE COVID-19 guarantee

On July 17, 2020, the FMC requested that we determine specific provisions for the credits guaranteed by the FOGAPE COVID-19 guarantee, for which the expected losses must be determined estimating the risk of each transaction, without considering the substitution of credit quality of the guarantee, according to the corresponding individual or group analysis method, in accordance with the provisions of Chapter B-1 of the Compendium of Accounting Standards. This calculation must be carried out in an aggregate manner, grouping all those transactions to which the same deductible percentage is applicable. Therefore, the total amount of the expected losses resulting from the aggregate calculation of each group of transactions must be contrasted with the respective total deductible amount that corresponds to them. When the expected losses of the transactions of a group to which the same percentage of deductible corresponds, determined according to the procedure indicated, are less than or equal to the aggregate amount of the deductible, the provisions will be determined without considering the coverage of the FOGAPE COVID-19 guarantee, meaning, without substituting the credit quality of the direct debtor for the guarantee and when they are greater than the aggregate amount of the deductible, the provisions will be determined using the substitution method provided in section 4.1 letter a) of Chapter B-1 of the Compendium of Accounting Standards and will be recognized in separate accounts at that of commercial, consumption and housing provisions. As of June 30, 2021, the Bank has established provisions for this concept of Ch$39,506 million (Note 9 and 28 of the Unaudited Interim Consolidated Financial Statements).

III. Additional provisions

According to FMC regulation, banks are allowed to establish additional provisions over the provision limits already described, to protect themselves from the risk of non-predictable economical fluctuations that could affect the macro-economic environment or a specific economic sector. According to No. 10 of Chapter B-1 from the FMC Compendium of Accounting Standards (Compendio de Normas Contables), these provisions will be recorded in liabilities, similar to provisions for contingent loans. As of June 30, 2021 the Bank had Ch$168,000 million in additional provisions on its balance sheet.

IV. Charge-offs

As a general rule, charge-offs should be done when the contract rights over cash flow expire. In the case of loans, even if the above does not happen, the Bank will charge-off these amounts in accordance with Title II of Chapter B-2 of the Compendium of Accounting Standards (FMC).

These charge-offs refer to the derecognition from the Unaudited Consolidated Interim Statements of Financial Position of the respective loan, including any not yet due future payments in the case of installment loans or leasing transactions (for which partial charge-offs do not exist).

Charge-offs are always recorded as a charge to loan risk allowances according to Chapter B-1 of the Compendium of Accounting Standards, no matter the reason for the charge-off. Any payment received related to a loan previously charged-off will be recognized as recovery of loan previously charged-off in the Unaudited Consolidated Interim Statement of Income.

Loan and accounts receivable charge-offs are recorded for overdue, past due, and current installments when they exceed the time periods described below since reaching overdue status:

Type of loan	Term
Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non-mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

V. Recovery of loans previously charged off and accounts receivable from customers

Any recovery on “Loans and accounts receivable from customers” previously charged-off will be recognized as a reduction in the credit risk provisions in the Unaudited Consolidated Interim Statement of Income.

Any renegotiation of a loan previously charged-off will not give rise to income, as long as the operation continues being considered as impaired. The cash payments received must be treated as recoveries of charged-off loans.

The renegotiated loan can only be included again in assets if it is no longer considered as impaired, also recognizing the capitalization income as recovery of charged-off loans.

The following table sets forth all of our non-performing loans and impaired loans as of June 30, 2021 and December 31, 2020.

	June 30, 2021	December 31, 2020
	(in millions of Ch$, except percentages)
Non-performing loans (1)	446,625	486,435
Impaired loans (2)	1,691,481	1,789,983
Allowance for loan losses (3)	1,126,516	1,102,821
Total loans (4)	34,677,890	34,409,170
Allowance for loan losses / loans	3.2%	3.2%
Non-performing loans as a percentage of total loans	1.3%	1.4%
Loan loss allowance as a percentage of non-performing loans	252.2%	226.7%

(1)	Non-performing loans include the aggregate principal and accrued but unpaid interest of any loan with one installment that is at least 90 days past-due, and do not accrue interest.

(2)	Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.

(3)	Includes allowance for interbank loans. Includes additional provisions for Ch$168 billion as of June 30, 2021 and Ch$126 billion as of December 31, 2020.

(4)	Includes interbank loans.

Analysis of Impaired and Non-Performing Loans

The following table analyzes our impaired loans. Impaired loans include: (i) all loans to a single client that are evaluated on a group basis, including performing loans, that have a loan classified as non-performing, (ii) all renegotiated consumer loans and (iii) all commercial loans at risk of default. See “Note 9—Loans and Accounts Receivables from Customers—(a) Loans and accounts receivable from customers” in the Unaudited Interim Consolidated Financial Statements.

	June 30, 2021	December 31, 2020
	(in millions of Ch$)

Total loans	34,677,890	34,409,170
Allowance for loan losses (1)	1,126,516	1,102,821
Impaired loans(2)	1,691,481	1,789,983
Impaired loans as a percentage of total loans	4.88%	5.20%
Amounts non-performing	446,625	486,435
To the extent secured(3)	268,222	285,731
To the extent unsecured	178,403	200,704
Amounts non-performing as a percentage of total loans	1.29%	1.41%
To the extent secured(3)	0.77%	0.83%
To the extent unsecured	0.51%	0.58%
Loans loss allowances as a percentage of:
Total loans	3.25%	3.21%
Total amounts non-performing	252.23%	226.71%
Total amounts non-performing-unsecured	419.99%	385.96%

(1)	Includes additional provisions for Ch$168 billion as of June 30, 2021 and Ch$126 billion as of December 31, 2020.

(2)	Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.

(3)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

A break-down of the loans included in the previous table which have been classified as impaired, including renegotiated loans, is as follows:

	As of June 30, 2021
Impaired loans	Commercial	Residential mortgage	Consumer	Total
	(in millions of Ch$)
Non-performing loans	304,014	99,395	43,216	446,625
Commercial loans at risk of default (1)	576,001	—	—	576,001
Other impaired loans consisting mainly of renegotiated loans (2)	212,529	305,422	150,904	668,855
Total	1,092,544	404,817	194,120	1,691,481

	As of December 31, 2020
Impaired loans	Commercial	Residential mortgage	Consumer	Total
	(in millions of Ch$)
Non-performing loans	331,382	108,625	46,428	486,435
Commercial loans at risk of default (1)	588,334	—	—	588,334
Other impaired loans consisting mainly of renegotiated loans (2)	219,660	298,269	197,285	715,214
Total	1,139,376	406,894	243,713	1,789,983

(1)	Total loans to a debtor, whose allowance level is determined on an individual basis with a risk of defaulting.

(2)	Renegotiated loans for loans whose loan loss allowance is analyzed on a group basis.

Analysis of Loan Loss Allowances

The following table provides the details of the roll-forwards as of June 30, 2021 and as of December 31, 2020 of our allowance for loan losses, including decrease of allowances due to charge-offs, allowances established, allowances released, gross provision expense and opening and closing balance and excluding additional provisions:

	Commercial loans		Mortgage loans	Consumer loans	Interbank loan
Activity during the first six months of 2021	Individual	Group	Group	Group		Total
	(in millions of Ch$)
Balances as of January 1, 2021	357,649	289,040	61,281	268,841	10	976,821
Allowances established (1)	46,102	65,457	21,865	84,688	12	218,124
Allowances released (2)	(67,062)	(24,039)	(7,058)	(31,865)	(16)	(130,040)
Released allowances by charge-off (3)	(13,764)	(31,730)	(4,313)	(56,582)	—	(106,389)
Balances as of June 30, 2021	322,925	298,728	71,775	265,082	6	958,516

	Commercial loans		Mortgage loans	Consumer loans	Interbank loan
Activity during 2020	Individual	Group	Group	Group		Total
	(in millions of Ch$)
Balances as of January 1, 2020	236,549	275,893	68,461	312,245	19	893,167
Allowances established (1)	184,691	124,057	15,884	223,493	30	548,155
Allowances released (2)	(44,878)	(54,394)	(17,141)	(79,846)	(39)	(196,298)
Released allowances by charge-off (3)	(18,713)	(56,516)	(5,923)	(187,051)	—	(268,203)
Balances as of December 31, 2020	357,649	289,040	61,281	268,841	10	976,821

(1)	Represents gross allowances made in respect of increased risk of loss during the period and loan growth.

(2)	Represents the gross amount of loan loss allowances released during the year as a consequence of reduction in the level of risk existing in the loan portfolio, including as a result of improvement in the credit risk classification of borrowers and loans paid.

(3)	Represents the gross amount of loan loss allowances removed due to charge-off.

Allocation of the Loan Loss Allowances

The following tables set forth, as of and for the periods listed below, the proportions of our required loan loss allowances that were attributable to our commercial, consumer and residential mortgage loans at each such date.

	As of June 30, 2021				As of December 31, 2020 (1)
	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allowances	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allowances
	in millions of Ch$				in millions of Ch$
Commercial loans
Commercial loans	493,693	3.6%	1.4%	51.5%	520,684	3.8%	1.5%	53.3%
Foreign trade loans	59,973	5.2%	0.2%	6.3%	60,012	4.8%	0.2%	6.1%
Checking accounts debtors	11,630	10.2%	0.0%	1.2%	11,778	9.4%	0.0%	1.2%
Factoring transactions	7,527	1.4%	0.0%	0.8%	6,492	1.3%	0.0%	0.7%
Student loans	3,936	6.6%	0.0%	0.4%	3,630	5.7%	0.0%	0.4%
Leasing transactions	26,600	2.0%	0.1%	2.8%	25,003	1.8%	0.1%	2.6%
Other loans and accounts receivable	18,294	8.4%	0.1%	1.9%	19,090	9.7%	0.1%	2.0%
Subtotals	621,653	3.7%	1.8%	64.9%	646,689	3.8%	1.9%	66.2%
Residential mortgage loans
Loans with mortgage finance bonds	43	0.7%	0.0%	0.0%	45	0.6%	0.0%	0.0%
Mortgage mutual loans	327	0.4%	0.0%	0.0%	329	0.4%	0.0%	0.0%
Other mortgage mutual loans	71,405	0.6%	0.2%	7.4%	60,907	0.5%	0.2%	6.2%
Subtotals	71,775	0.6%	0.2%	7.5%	61,281	0.5%	0.2%	6.3%
Consumer loans
Installment consumer loans	233,136	6.5%	0.7%	24.3%	247,223	6.7%	0.7%	25.3%
Credit card balances	25,490	2.4%	0.1%	2.7%	16,923	1.5%	0.0%	1.7%
Consumer leasing contracts	29	1.0%	0.0%	0.0%	35	1.1%	0.0%	0.0%
Other consumer loans	6,427	6.0%	0.0%	0.7%	4,660	3.8%	0.0%	0.5%
Subtotals	265,082	5.6%	0.8%	27.7%	268,841	5.4%	0.8%	27.5%
Totals loans to clients	958,510	2.8%	2.8%	100.0%	976,811	2.8%	2.8%	100.0%
Interbank loans	6	0.1%	0.0%	0.0%	10	0.1%	0.0%	0.0%
Totals (2)	958,516	2.8%	2.8%	100.0%	976,821	2.8%	2.8%	100.0%

(1)	Includes FOGAPE provisions for Ch$39,506 million as of June 30, 2021 and Ch$35,789 million as of December 31, 2020.
(2)	Excludes additional provisions

Based on information available regarding our borrowers, we believe that our loan loss allowances are sufficient to cover known potential losses and losses inherent in a loan portfolio of the size and nature of our loan portfolio.

ITEM 3. FINANCIAL INFORMATION

See the Unaudited Interim Consolidated Financial Statements starting on page F-1 of this Report.

ITEM 4. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Introduction

The principal types of risk inherent in Santander-Chile’s business are market, liquidity, operational and credit risks. The effectiveness with which we can manage the balance between risk and reward is a significant factor in our ability to generate long term, stable earnings growth. Toward that end, our Board and senior management places great emphasis on risk management.

Market Risk: Qualitative Disclosure

For qualitative disclosure regarding risk management please refer to Item 11 of our 2020 20-F. These policies and procedures remain in effect throughout 2021 and as of the date of this Report.

Market Risk: Quantitative Disclosure

Impact of inflation

Our assets and liabilities are denominated in Chilean pesos, Unidades de Fomento (UF) and foreign currencies. The Bank no longer recognizes inflation accounting and has eliminated price-level restatement in line with IFRS, but inflation impacts our results of operations as some loan and deposit products are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$29,709.83 at June 30, 2021, Ch$29,070.33 at December 31, 2020 and Ch$28,696.40 at June 30, 2020. High levels of inflation in Chile could adversely affect the Chilean economy and could have an adverse effect on our business, financial condition, and results of operations. Negative inflation rates also negatively impact our results. Inflation measured as the variation of the UF was 2.2% in the first six months of 2021 and 1.4% in the first six months of 2020. There can be no assurance that Chilean inflation will not change significantly from the current level. Although we currently benefit from moderate levels of inflation, due to the current structure of our assets and liabilities (i.e., a significant higher portion of our loans and financial investments are indexed to the inflation rate compared to our deposits or other funding sources), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

•	UF-denominated assets and liabilities. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Our net interest income will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities. Our net interest income will be positively affected by deflation in any period in which our average UF-denominated interest bearing liabilities exceed our average UF-denominated interest earning assets. Our net interest income will be negatively affected in a deflationary environment if our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities.

•	Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are contracted in UF, have a longer maturity than the average maturity of our funding base. As most of our long-term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. The size of this gap is limited by internal and regulatory guidelines to avoid excessive potential losses due to strong shifts in interest rates. To keep this duration gap below regulatory limits, the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. The average gap between our interest earnings assets and total liabilities linked to the inflation, including hedging, was Ch$6,105,901 million as of June 30, 2021 and Ch$5,989,307 million as of June 30, 2020.

•	The financial impact of the gap between our interest earning assets and liabilities denominated in UFs including hedges was Ch$130,736 million in the six months ended June 30, 2021 and Ch$87,448 million in the six months ended June 30, 2020. The increase in the results from our UF gap was due to the higher UF inflation rate in the first six months of 2021 compared to the first six months of 2020.

	As of June 30,		% Change
Impact of inflation on net interest income	2021	2020	2021/2020
	(in millions of Ch$)
Results from UF GAP (1)	130,736	87,448	49.5%
UF inflation	2.2%	1.4%

(1)	UF GAP is net interest income from asset and liabilities denominated in UFs and include the results from hedging the size of this gap via interest rate swaps.

•	Peso-denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso-denominated interest earning assets and interest bearing liabilities to changes to such prevailing rates varies. See “—Impact of Interest Rates.” We maintain a substantial amount of non-interest bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on inflation indexed assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. The ratio of the average of such demand deposits and average shareholder’s equity to average interest-earning assets was 37.5% and 31.4% as of June 30, 2021 and 2020, respectively.

Impact of Interest Rates

Interest rates earned and paid on our assets and liabilities reflect, to a certain degree, inflation, expectations regarding inflation, changes in short term interest rates set by the Central Bank and movements in long term real rates. The Central Bank manages short term interest rates based on its objectives of balancing low inflation and economic growth. Because our liabilities are generally re-priced sooner than our assets, changes in the rate of inflation or short term rates in the economy are reflected in the rates of interest paid by us on our liabilities before such changes are reflected in the rates of interest earned by us on our assets. Therefore, when short term interest rates fall, our net interest margin is positively impacted, but when short term rates increase, our interest margin is negatively affected. At the same time, our net interest margin tends to be adversely affected in the short term by a decrease in inflation rates since generally our UF-denominated assets exceed our UF-denominated liabilities. See “—Impact of Inflation.” An increase in long term rates has a positive effect on our net interest margin, because our interest earning assets generally have longer terms than our interest bearing liabilities. A flattening of the yield curve, i.e., long-term rates falling more quickly than short-term rates, negatively affects our margins by lowering loan yields at a greater pace than deposit costs. In addition, because our peso-denominated liabilities have relatively short re-pricing periods, they are generally more responsive to changes in inflation or short term rates than our UF-denominated liabilities. As a result, during periods when expected inflation exceeds the previous period’s inflation, customers often switch funds from UF-denominated deposits to peso-denominated deposits, which generally bear higher interest rates, thereby adversely affecting our net interest margin.

As of June 30, 2021, the breakdown of maturities of assets and liabilities is as follows:

As of June 30, 2021	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Up to 1 year Subtotal	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	More than 1 year Subtotal	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	7,512,113	-	-	-	7,512,113	-	-	-	-	7,512,113
Cash items in process of collection	1,040,417	-	-	-	1,040,417	-	-	-	-	1,040,417
Trading investments	-	2,306	200	352	2,858	1,399	27,054	12,504	40,957	43,815
Investments under resale agreements	-	-	-	-	-	-	-	-	-	-
Financial derivatives contracts	-	135,263	156,207	512,628	804,098	1,359,138	1,351,843	2,789,791	5,500,772	6,304,870
Interbank loans (1)	-	3,896	3,747	-	7,643	-	-	-	-	7,643
Loans and accounts receivables from customers (2)	189,549	1,362,778	1,463,022	3,486,692	6,502,041	4,521,592	668,851	22,977,763	28,168,206	34,670,247
Available for sale investments	-	858,894	23,154	216,492	1,098,540	170,702	4,340,145	1,461,926	5,972,773	7,071,313
Held to maturity investments	-	-	-	-	-	-	-	-	-	-
Guarantee deposits (margin accounts)	753,357	-	-	-	753,357	-	-	-	-	753,357
Total assets	9,495,436	2,363,137	1,646,330	4,216,164	17,721,067	6,052,831	6,387,893	27,241,984	39,682,708	57,403,775

Liabilities
Deposits and other demand liabilities	17,722,252	-	-	-	17,722,252	-	-	-	-	17,722,252
Cash items in process of collection	952,459	-	-	-	952,459	-	-	-	-	952,459
Obligations under repurchase agreements	-	58,861	-	-	58,861	-	-	-	-	58,861
Time deposits and other time liabilities	186,788	6,060,887	3,094,973	2,216,212	11,558,860	126,159	46,191	24,597	196,947	11,755,807
Financial derivatives contracts	-	129,800	157,374	621,214	908,388	1,326,443	1,605,760	2,880,900	5,813,103	6,721,491
Interbank borrowings	29,901	96,926	66,767	1,913,508	2,107,102	1,781,727	4,125,089	-	5,906,816	8,013,918
Issued debts instruments	-	73,777	215,327	646,856	935,960	1,911,811	2,554,911	2,619,682	7,086,404	8,022,364
Other financial liabilities	159,998	50,499	3,633	31	214,161	101	120	52	273	214,434
Obligations for lease agreements	-	-	-	24,680	24,680	45,314	35,959	38,800	120,073	144,753
Guarantees received (margin accounts)	361,549	-	-	-	361,549	-	-	-	-	361,549
Total liabilities	19,412,947	6,470,750	3,538,074	5,422,501	34,844,272	5,191,555	8,368,030	5,564,031	19,123,616	53,967,888

(1) Interbank loans are presented on a gross basis. The amount of allowances is Ch$6 million.

(2)Loans and accounts receivables from customers are presented on a gross basis. Provisions on loan amounts according to customer type are as follows: Commercial loans Ch$ 621,653 million, Mortgage loans Ch$ 71,772 million and Consumer loans Ch$ 265,082 million.

Below is a table with the impact of movements in interest rates on the Financial management portfolio according to our sensitivity model described in our 2020 20-F for the year ended December 31, 2020 and the six-month period ended June 30, 2021. In 2021, the ALCO approved a change in the loss limits. In 2021 the loss limits are set against parallel movements of 25bp in the yield curve compared to 100pb in 2020.

	Six-month period ended June 30, 2021		Year ended December 31, 2020
	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity
Financial management portfolio – local currency (in millions of Ch$)
Loss limit	32,865	84,864	100,000	329,275
High	23,683	83,761	66,504	302,263
Low	14,084	73,954	26,492	214,596
Average	18,533	79,469	45,380	255,070
Financial management portfolio – foreign currency (in millions of U.S.$)
Loss limit	32	31	32	53
High	4	17	19	47
Low	1	7	2	12
Average	2	10	5	33
Financial management portfolio – consolidated (in millions of Ch$)
Loss limit	32,865	84,864	100,000	329,275
High	25,709	77,563	67,584	286,436
Low	15,677	67,298	25,111	210,706
Average	19,546	73,263	46,044	246,292

Below is a table with the VaR of our fixed income trading portfolio for the year ended December 31, 2020 and the six-month period ended June 30, 2021.

Fixed income	Six-month period ended June 30, 2021	Year ended December 31, 2020
	(in millions of U.S.$)
High	2.83	11.96
Low	1.53	1.50
Average	2.16	3.19

Impact of foreign exchange fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. The Central Bank exchange rate depreciated 3.4% in the six months ended June 30, 2021 and 9.0% in the six months ended June 30, 2020. See “Item 1. Key Information C. Recent Developments – Political and Economic Conditions in Chile.”

A significant portion of our assets and liabilities are denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained, and may continue to maintain, material gaps between the balances of such assets and liabilities. Because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains and losses realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements, our reported income is affected by changes in the value of the Chilean peso relative to foreign currencies (principally the U.S. dollar).

In general, the Bank is not permitted, due to guidelines set by the ALCO and the Market Committee, to open a meaningful gap in foreign currency. Therefore, foreign currency risk is mainly included in the trading portfolio and is measured using VaR. The average VAR of our foreign currency position was U.S.$0.79 million in the six month period ended June 30, 2021.

Foreign currency	Six-month period ended June 30, 2021	Year ended December 31, 2020
	(in millions of U.S.$)

High	1.75	6.47
Low	0.07	0.71
Average	0.79	2.85

Consolidated VaR

The consolidated high, low, and average levels of VaR for the fixed–income investments and foreign currency trading were as follows:

Consolidated	Six-month period ended June 30, 2021	Year ended December 31, 2020
	(in millions of U.S.$)
VaR:
High	2.83	12.82
Low	1.52	1.94
Average	2.18	4.45

Market risk –Regulatory method

The following table illustrates our market risk exposure according to the Chilean regulatory method, as of June 30, 2021. This information is sent to the FMC on a quarterly basis. Our maximum exposure to long-term interest rate fluctuations is set at 35% of regulatory capital and is approved by the Board of Directors.

Regulatory Market Risk	As of June 30, 2021
(in millions of Ch$)
Market risk of trading portfolio (EMR)
Interest rate risk of trading portfolio	341,404
Foreign currency risk of trading portfolio	17,547
Risk from interest rate options	24,794
Risk from foreign currency options	89
Total market risk of trading portfolio	383,834
10% x Risk-weighted assets	3,356,019
Subtotal	3,739,853
Limit = Regulatory Capital	5,050,771
Available margin	1,310,918
Non-trading portfolio market risk
Short-term interest rate risk	235,382
Inflation risk	115,107
Long-term interest rate risk	810,914
Total market risk of non-trading portfolio	1,161,403
Regulatory limit of exposure to short-term interest rate and inflation risk
Short-term exposure to interest rate risk	235,382
Exposure to inflation risk	115,107
Limit: 30% of (net interest income + net fee income sensitive to interest rates)	494,005
Available margin	143,516
Regulatory limit of exposure to long-term interest rate risk
Long-term exposure to interest rate risk	810,914
Limit 35% of regulatory capital	1,767,770
Available margin	956,856

Liquidity Risk Management

Liquidity risk management seeks to ensure that, even under adverse conditions, we have access to the funds necessary to cover client needs, maturing liabilities and capital requirements. Liquidity risk arises in the general funding for our financing, trading and investment activities. It includes the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, the risk of being unable to liquidate a position in a timely manner at a reasonable price and the risk that we will be required to repay liabilities earlier than anticipated.

The following table sets forth the balance of our liquidity portfolio managed by our Financial Management Division. As of June 30, 2021 and December 31, 2020, the breakdown of the Bank’s liquid assets by levels was the following:

	June 30, 2021	December 31, 2020
	in millions of Ch$	in millions of Ch$
Balance as of:
Cash and cash equivalent	1,468,913	988,320
Level 1 liquid assets (1)	790,694	2,490,810
Level 2 liquid assets (2)	11,185	12,681
Total liquid assets	2,270,792	3,491,811
(1)	Includes instruments issued by the Central Bank of Chile or other central banks with a AAA rating, instruments issued by the Chilean government or other sovereign with a AAA rating and instruments issued by development banks with a AAA rating.

(2)	Includes instruments issued by governments, central banks and development banks of foreign countries with a risk rating of A- to AA+ and mortgage bonds issued by Chilean banks that are acceptable at the Chilean Central Bank’s repo window.

	June, 30, 2021	December 31, 2020
	(in millions of Ch$)	(in millions of Ch$)
Average balance as of:
Cash and cash equivalent	892,616	1,161,367
Level 1 liquid assets (1)	1,674,998	3,164,890
Level 2 liquid assets (2)	11,736	13,311
Total liquid assets	2,579,350	4,339,568

(1)	Includes instruments issued by the Central Bank of Chile or other central banks with a AAA rating, instruments issued by the Chilean government or other sovereign with a AAA rating and instruments issued by development banks with a AAA rating. Assets encumbered through repurchase agreements are deducted from the liquidity portfolio including those left as collateral under the FCIC funding program with the Central Bank of Chile.

(2)	Includes instruments issued by governments, central banks and development banks of foreign countries with a risk rating of A- to AA+ and mortgage bonds issued by Chilean banks that are acceptable at the Chilean Central Bank’s repo window.

Our general policy is to maintain liquidity adequate to ensure our ability to honor withdrawals of deposits, make repayments of other liabilities at maturity, extend loans and meet our own working capital needs. Our minimum amount of liquidity is determined by the statutory reserve requirements of the Central Bank. Deposits are subject to a statutory reserve requirement of 9.0% for demand deposits and 3.6% for Chilean peso-, UF- and foreign currency denominated time deposits with a term of less than a year. The Central Bank has statutory authority to increase these percentages to up to 40.0% for demand deposits and up to 20.0% for time deposits. In addition, a 100.0% special reserve (reserva técnica) applies to demand deposits, deposits in checking accounts, other demand deposits received or obligations payable on sight and incurred in the ordinary course of business, other than deposits unconditionally payable immediately. This special reserve requirement applies to the amount by which the total of such deposits exceeds 2.5 times the amount of a bank’s regulatory capital. Due to the large increase in demand deposits the Bank has needed to set aside this special reserve and this is not included as liquid assets. As of June 30, 2021, we were mandated to have Ch$6,159,556 million as technical reserve. Interbank loans are deemed to have a maturity of more than 30 days, even if payable within the following 10 days.

The Central Bank and our ALCO also requires us to comply with the following liquidity limits:

•	Liquidity coverage ratio (LCR), which measures the percentage of Liquid Assets over Net Cash Outflows. As of April 2019, Chilean banks began reporting their local LCR figures with a minimum level of 60% in 2020 and 80% in 2021. This minimum will gradually rise to 100% by 2023. As of June 30, 2021, this indicator for Banco Santander Chile was 140%.

•	Net Stable Funding Ratio (NSFR) which will measure a bank’s stable funding sources over required stables needs both concepts also defined in the new regulations. As of June 30, 2021, this was 121% according to our internal liquidity model. The Central Bank and the FMC are still adjusting the methodology for calculating this ratio and the initial limits banks must meet in order to comply with these new ratios have not been published yet. For this reason, and even though the Bank has advanced liquidity management models, we cannot assure that the implementation of this model will not have a material effect on our business and that the figure presented above may change.

•	The sum of the liabilities with a maturity of less than 30 days may not exceed the sum of the assets with a maturity of less than 30 days by an amount greater than our Shareholders’ equity. This limit must be calculated in local currency and foreign currencies together as one gap. At June 30, 2021, the percentage of (i) our liabilities with a maturity of less than 30 days in excess of our assets with a maturity of less than 30 days to (ii) our capital and reserves was 2%, thus resulting in our compliance.

•	The sum of the liabilities with a maturity of less than 90 days may not exceed the sum of the assets with a maturity of less than 90 days by more than 2 times our Shareholders’ equity. This limit must be calculated in local currency and foreign currencies together as one gap. At June 30, 2021, the percentage of (i) our liabilities with a maturity of less than 90 days in excess of our assets with a maturity of less than 90 days to (ii) our capital and reserves was 21%, thus resulting in our compliance.

•	The sum of the liabilities in foreign currency with a maturity of less than 30 days may not exceed the sum of the assets in foreign currency with a maturity of less than 30 days by more than an amount greater than our Shareholders’ equity. At June 30, 2021, the percentage of (i) our liabilities with a maturity of less than 30 days in foreign currency in excess of our assets in foreign currency with a maturity of less than 30 days to (ii) our capital and reserves was 0%, as the Bank had an excess of assets in foreign currency with a maturity of less than 30 days compared to the sum of the liabilities in foreign currency with a maturity of less than 30 days, thus resulting in our compliance.

Derivative activities

At June 30, 2021 derivatives are valued at market price on the balance sheet and the net unrealized gain (loss) on derivatives is classified as a separate line item on the income statement. Notional amounts are not recorded on the balance sheet. Banks must mark to market derivatives. A derivative financial instrument held for trading purposes must be marked to market and the unrealized gain or loss recognized in the income statement. The FMC recognizes three kinds of hedge accounting: (i) cash flow hedges, (ii) fair value hedges and (iii) hedging of foreign investments.

•	When a cash flow hedge exists, the fair value movements on the part of the hedging instrument that is effective are recognized in equity. Any ineffective portion of the fair value movement on the hedging instrument is recognized in the income statement.

•	When a fair value hedge exists, the fair value movements on the hedging instrument and the corresponding fair value movements on the hedged item are recognized in the income statement. Hedged items in the balance sheet are presented at their market value.

•	When a hedge of foreign investment exposure exists (i.e. investment in a foreign branch), the fair value movements on the part of the hedging instrument that is effective are recognized in equity. Any ineffective portion of the fair value movement on the hedging instrument is recognized in the income statement.

We classify some of our derivative financial instruments as being financial assets held for trading, due to the guidelines from the FMC. We enter into derivative contracts with some clients who seek hedging instruments. However, substantially all of our derivatives are not used for speculative purposes. We also use derivatives to hedge our exposure to foreign exchange, interest rate and inflation risks:

As of June 30, 2021
	Notional amount				Fair value
	Up to 3	More than 3	More than	Total	Assets	Liabilities
	Months	months to	1 year
1 year
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	410,981	352,096	7,738,137	8,501,214	11,220	310,921
Cross currency swaps	118,839	1,153,117	4,624,004	5,895,960	87,117	121,602
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	529,820	1,505,213	12,362,141	14,397,174	98,337	432,523

Cash flow hedge derivatives
Currency forwards	294,414	1,325,160	45,533	1,665,107	2,825	951
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	207,116	1,313,045	12,149,911	13,670,072	40,065	226,791
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-

Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	501,530	2,638,205	12,195,444	15,335,179	42,890	227,742

Trading derivatives
Currency forwards	23,090,834	13,160,495	10,135,635	46,386,964	395,726	457,045
Interest rate swaps	7,442,025	18,775,380	89,190,486	115,407,891	2,392,430	2,408,521
Cross currency swaps	2,273,479	7,593,392	74,713,958	84,580,829	3,373,660	3,194,050
Call currency options	121,540	31,010	-	152,550	587	1,339
Call interest rate options	-	-	-	-	-	-
Put currency options	125,759	8,594	714	135,067	1,240	271
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	33,053,637	39,568,871	174,040,793	246,663,301	6,163,643	6,061,226

Total	34,084,987	43,712,289	198,598,378	276,395,654	6,304,870	6,721,491

ITEM 5. SENIOR MANAGEMENT

Organizational Structure

The chart below sets forth the names and areas of responsibility of our senior managers as of the date of the filing of this interim report:

Senior Management

Our senior managers are as follows:

Senior Manager	Position	Date Appointed
Miguel Mata	Chief Executive Officer	Mar-18
Pedro Orellana	Director of Retail Banking	Apr-21
Andres Trautmann	Director of Corporate and Investment Banking	May-21
Luis Araya	Director of Middle-Market	Apr-21
Emiliano Muratore	Chief Financial Officer	Apr-16
Guillermo Sabater	Financial Controller	Nov-15
Franco Rizza	Director of Risk	Feb-14
Ricardo Bartel	Director of Technology and Operations	Jun-15
María Eugenia de la Fuente	Director of Human Resources	Jun-15
Sergio Avila	Director of Administration and Costs	Mar-15
Carlos Volante	Director of Clients and Service Quality	Jan-14
Cristián Florence	General Counsel	Sep-12
Oscar Gómez	Director of Internal Audit	Jan-20
Cristian Peirano……………	Director of Corporate Products	Apr-19
Jonathan Covarrubias	Chief Accounting Officer	May-19

Pedro Orellana became Director of Retail Banking in April 2021. He has been part of the Santander Group for 25 years. He began his career in the Bank in 1995, where he has had various responsibilities, including Manager of the segments of Individuals and SMEs. He was also Executive Vice-president of Retail Banking in Colombia and then Head of Retail Banking of the Americas Division in Madrid. Mr. Orellana holds a degree in Engineering from Universidad de Chile and a CFI from Stanford.

Andrés Trautmann became Director of Santander Corporate and Investment Banking in May 2021. He is also Head of Markets in Chile, after arriving in Chile in 2018. He was part of Goldman Sachs in New York, where he spent five years managing Emerging Market Sales. Before that, Mr. Trautmann was over six years in Santander, both in London and Chile. Mr. Trautmann holds a degree in Economics from Universidad de Chile.

Luis Araya became Director of our Middle-market banking segment in April 2021. Prior to that, he held various responsibilities in different divisions throughout the 24 years he has worked within the Bank. Before becoming manager of this segment, he was Manager of the Santander branch network for four years and the Manager of Human Resources for the Individuals Division for two years. Before that, he was part of the Commercial Division as the Manager of Products, Investments and the Individuals segment. He also worked for Santander Corporate and Investment Banking for nine years. Luis Araya holds a degree in Engineering and has a Master of Science Degree, both from Pontificia Universidad Católica in Chile.

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile F-1

CONTENT

Consolidated Interim Financial Statements

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION	F-3
CONSOLIDATED INTERIM STATEMENTS OF INCOME	F-4
CONSOLIDATED INTERIM STATEMENTS OF OTHER COMPREHENSIVE INCOME	F-5
CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY	F-6
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS	F-7

Notes to the Consolidated Interim Financial Statements

Consolidated Interim Financial Statements June 2021 / Banco Santander-Chile F-2

Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

		As of June 30,	As of December 31,
		2021	2020
	NOTE	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	7,512,113	2,803,288
Cash items in process of collection	5	1,040,417	452,963
Trading investments	6	43,815	133,718
Investments under resale agreements		-	-
Financial derivative contracts	7	6,304,870	9,032,085
Interbank loans, net	8	7,637	18,920
Loans and accounts receivables from customers, net	9	33,711,737	33,413,429
Available for sale investments	10	7,071,313	7,162,542
Held to maturity investments		-	-
Investments in associates and other companies		10,490	10,770
Intangible assets	11	83,973	82,537
Property, plant, and equipment	12	184,657	187,240
Right of use assets	12	189,027	201,611
Current taxes	13	77,989	-
Deferred taxes	13	631,756	538,118
Other assets	14	1,942,958	1,738,856
TOTAL ASSETS		58,812,752	55,776,077
LIABILITIES
Deposits and other demand liabilities	15	17,722,252	14,560,893
Cash items in process of being cleared	5	952,459	361,631
Obligations under repurchase agreements		58,861	969,808
Time deposits and other time liabilities	15	11,755,807	10,581,791
Financial derivative contracts	7	6,721,491	9,018,660
Interbank borrowing		8,013,918	6,328,599
Issued debt instruments	16	8,022,365	8,204,177
Other financial liabilities	16	214,434	184,318
Lease liabilities	12	144,753	149,585
Current taxes	13	-	12,977
Deferred taxes	13	214,640	129,066
Provisions	18	448,640	456,120
Other liabilities	19	1,124,861	1,165,853
TOTAL LIABILITIES		55,394,481	52,123,478
EQUITY
Attributable to the equity holders of the Bank		3,330,025	3,567,916
Capital	21	891,303	891,303
Reserves	21	2,548,965	2,341,986
Valuation adjustments	21	(367,277)	(27,586)
Retained earnings		257,034	362,213
Retained earnings from prior years		-	-
Income for the period		367,191	517,447
Minus: Provision for mandatory dividends	21	(110,157)	(155,234)
Non-controlling interest	23	88,246	84,683
TOTAL EQUITY		3,418,271	3,652,599

TOTAL LIABILITIES AND EQUITY		58,812,752	55,776,077

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-3

The accompanying notes form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-4

Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF INCOME (UNAUDITED)

For the six-month periods ended

		June 30,
		2021	2020
	NOTE	MCh$	MCh$
OPERATING INCOME

Interest income	24	1,217,766	1,153,152
Interest expense	24	(348,671)	(384,510)

Net interest income		869,095	768,642

Fee and commission income	25	257,161	226,967
Fee and commission expense	25	(105,169)	(90,302)

Net fee and commission income		151,992	136,665

Net income (expense) from financial operations	26	9,261	216,071
Net foreign exchange gain (loss)	27	62,038	(116,001)
Other operating income	32	10,316	11,939

Net operating profit before provision for loan losses		1,102,702	1,017,316

Provision for loan losses	28	(184,043)	(293,933)

NET OPERATING INCOME		918,659	723,383

Personnel salaries and expenses	29	(200,659)	(202,582)
Administrative expenses	30	(135,686)	(127,804)
Depreciation and amortization	31	(58,324)	(55,270)
Impairment of property, plant and equipment	31	-	(638)
Other operating expenses	32	(51,385)	(45,958)

Total operating expenses		(446,054)	(432,252)

OPERATING INCOME		472,605	291,131

Income from investments in associates and other companies		887	596

Income before tax		473,492	291,727

Income tax expense	13	(102,520)	(61,325)

Result of continuous operations		370,972	230,402
Result of discontinued operations	36	-	-
NET INCOME FOR THE PERIOD		370,972	230,402

Attributable to:
Equity holders of the Bank		367,191	228,873
Non-controlling interest	23	3,781	1,529
Earnings per share of continuous operations attributable to Equity holders of the Bank (expressed in Chilean pesos):
Basic earnings	21	1.949	1.215
Diluted earnings	21	1.949	1.215

The accompanying notes form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-5

Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF OTHER COMPREHENSIVE INCOME (UNAUDITED)

For the six-month periods ended

		June 30,
		2021	2020
	NOTE	MCh$	MCh$

NET INCOME FOR THE PERIOD		370,972	230,402
OTHER COMPREHENSIVE INCOME - ITEMS WHICH WILL BE RECLASSIFIED TO PROFIT OR LOSS

Available for sale investments	21	(407,880)	50,661
Cash flow hedge	21	(57,749)	35,356
Other comprehensive income which may be reclassified subsequently to profit or loss, before tax		(465,629)	86,017
Income tax related to items which may be reclassified subsequently to profit or loss		125,720	(23,225)

Other comprehensive income for the period which may be reclassified subsequently to profit or loss, net of tax		(339,909)	62,792
OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS		-	-
TOTAL OTHER COMPREHENSIVE INCOME FOR THE PERIOD		31,063	293,194

Attributable to:
Equity holders of the Bank		27,500	291,661
Non-controlling interest	23	3,563	1,533

The accompanying notes form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-6

Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

For the six-months periods ended June 30, 2021 and 2020 (unaudited)

		RESERVES		VALUATION ADJUSTMENTS			RETAINED EARNINGS
	Capital	Reserves and other retained earnings	Effects of merger of companies under common control	Available for sale investments	Cash flow hedge	Income tax effects	Prior years retained earnings	Income for the period	Provision for mandatory dividends	Total attributable to equity holders of the Bank	(*) Non-controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Equity as of December 31, 2019	891,303	2,123,372	(2,224)	29,349	(40,435)	2,993	-	552,093	(165,628)	3,390,823	79,494	3,470,317
Distribution of income from previous period	-	-	-	-	-	-	552,093	(552,093)	-	-	-	-
Equity as of January 1, 2020	891,303	2,123,372	(2,224)	29,349	(40,435)	2,993	552,093	-	(165,628)	3,390,823	79,494	3,470,317
Increase or decrease of capital and reserves	-	220,838	-	-	-	-	(220,838)	-	-	-	-	-
Transactions with own shares	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distributions/ withdrawals made	-	-	-	-	-	-	(165,627)	-	-	(165,627)	-	(165,627)
Other equity movements	-		-	-	-	-		-	-	-	(32)	(32)
Provision for mandatory dividends	-	-	-	-	-	-	-	-	96,966	96,966	-	96,966
Subtotal	-	220,838	-	-	-	-	(386,465)	-	96,966	(68,661)	(32)	(68,693)
Other comprehensive income	-	-	-	50,656	35,356	(23,224)	-	-	-	62,788	4	62,792
Result of continuous operations	-	-	-	-	-	-	-	228,873	-	228,873	1,529	230,402
Result of discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	-	-	-	50,656	35,356	(23,224)	-	228,873	-	291,661	1,533	293,194
Equity as of June 30, 2020	891,303	2,344,210	(2,224)	80,005	(5,079)	(20,231)	165,628	228,873	(68,662)	3,613,823	80,995	3,694,818
Equity as of December 31, 2020	891,303	2,344,210	(2,224)	98,976	(136,765)	10,203	-	517,447	(155,234)	3,567,916	84,683	3,652,599
Distribution of income from previous period	-	-	-	-	-	-	517,447	(517,447)	-	-	-	-
Equity as of January 1, 2021	891,303	2,344,210	(2,224)	98,976	(136,765)	10,203	517,447	-	(155,234)	3,567,916	84,683	3,652,599
Increase or decrease of capital and reserves	-	206,979	-	-	-	-	(206,979)	-	-	-	-	-
Transactions with own shares	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distributions/ withdrawals made	-	-	-	-	-	-	(310,468)	-	155,234	(155,234)	-	(155,234)
Other equity movements	-	-	-	-	-	-	-	-	-	-	-	-
Provision for mandatory dividends	-		-	-	-	-	-	-	(110,157)	(110,157)	-	(110,157)
Subtotals	-	206,979	-	-	-	-	(517,447)	-	45,077	(265,391)	-	(265,391)
Other comprehensive income	-	-	-	(407,581)	(57,749)	125,639	-	-	-	(339,691)	(218)	(339,909)
Result of continuing operations	-	-	-	-	-	-	-	367,191	-	367,191	3,781	370,972
Result of discontinued operations	-	-	-	-	-	-	-		-	-	-	-
Subtotal	-	-	-	(407,581)	(57,749)	125,639	-	367,191	-	27,500	3,563	31,063
Equity as of June 30, 2021	891,303	2,551,189	(2,224)	(308,605)	(194,514)	135,842	-	367,191	(110,157)	3,330,025	88,246	3,418,271

(*) See note 1 b) for non-controlling interest.

Period	Total attributable to equity holders of the Bank	Allocated to reserves	Allocated to dividends	Distributed Percentage	Number of shares	Dividend per share (in Chilean pesos)
	MCh$	MCh$	MCh$	%
Year 2020 (Shareholders Meeting April 2021)	517,447	206,979	310,468	60	188,446,126,794	1,647
Year 2019 (Extraordinary Shareholders Meeting November 2020)	552,093	220,838	165,628	30	188,446,126,794	0,879
Year 2019 (Shareholders Meeting April 2020)	552,093	220,838	165,627	30	188,446,126,794	0,879

The accompanying notes form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-7

Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)

For the six-month periods ended

		June 30,
		2021	2020
	NOTE	MCh$	MCh$

A – CASH FLOWS FROM OPERATING ACTIVITIES:
NET INCOME FOR THE PERIOD		370,972	230,402
Debits (credits) to income that do not represent cash flows		(619,306)	(613,334)
Depreciation and amortization	31	58,324	55,270
Impairments of property, plant and equipment and intangibles	31	-	638
Provision for loan losses	28	219,716	329,810
Provision from trading investments mark to market		153	(32,151)
Income from investments in associates and other companies	32	(897)	(606)
Net gain on sale of assets received in lieu of payment	32	(7,773)	(10,244)
Provision on assets received in lieu of payment	32	244	1,056
Net gain on sale of property, plant and equipment	32	(176)	(409)
Charge off of assets received in lieu of payment	32	6,254	8,926
Net interest income	24	(869,095)	(768,642)
Net fee and commission income	25	(151,992)	(136,665)
Changes in deferred taxes	13	117,656	(69,697)
Other (credits) debits to income that do not represent cash flows		8,280	9,380
Increase/decrease in operating assets and liabilities		5,309,328	44,855
(Increase) decrease of loans and accounts receivables from customers, net		(280,007)	(2,562,353)
(Increase) decrease of financial investments		181,132	(1,221,953)
Decrease (increase) of interbank loans		11,287	6,125
(Increase) decrease of assets received or awarded in lieu of payment		2,571	3,202
Increase (decrease) of debits in customers checking accounts		2,657,563	2,056,657
Increase (decrease) of time deposits and other time liabilities		1,174,016	952,564
Increase (decrease) of obligations with domestic banks		(117,101)	(271,620)
Increase (decrease) of other demand liabilities or time obligations		322,878	24,773
Increase (decrease) of obligations with foreign banks		854,864	(126,060)
Increase (decrease) of obligations with Central Bank of Chile		947,556	3,331,346
Increase (decrease) of obligations under repurchase agreements		(910,947)	(179,205)
Increase (decrease) in other financial liabilities		30,116	(94,294)
Net increase of other assets and liabilities		(737,459)	(2,442,698)
Redemption of letters of credit		(2,637)	(3,193)
Senior bond issuances		609,431	954,291
Redemption mortgage bonds and payments of interest		(3,228)	(3,132)
Redemption and maturity of senior bonds and payments of interest		(452,300)	(1,285,334)
Interest received		1,217,766	1,153,152
Interest paid		(348,671)	(384,510)
Dividends received from investments in other companies		506	432
Fees and commissions received	25	257,161	226,967
Fees and commissions paid	25	(105,169)	(90,302)
Total cash flow provided by (used in) operating activities		5,060,994	(338,077)

The accompanying notes form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-8

Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)

For the six-month periods ended

		June 30,
		2021	2020
	NOTE	MCh$	MCh$

B – CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant and equipment	12	(18,124)	(12,856)
Sales of property, plant and equipment		1,601	2,498
Sales of investments in associates and other companies		-	337
Purchase of intangible assets	11	(18,437)	(11,369)
Total cash flow provided by (used in) investment activities		(34,960)	(21,390)

C – CASH FLOW FROM FINANCING ACTIVITIES:
From shareholder´s financing activities		(333,159)	312,892
Increase in other obligations		-	-
Subordinated bonds emissions		-	479,941
Redemption of subordinated bonds and payments of interest		-	(39)
Dividends paid		(310,468)	(165,627)
Lease paid		(22,691)	(1,383)
From non-controlling interest financing activities		-	-
Dividends and/or withdrawals paid		-	-
Total cash flow (used in) financing activities		(333,159)	312,892

D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		4,692,875	(46,575)

E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		12,576	201,737

F – INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		2,894,620	3,711,334

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	5	7,600,071	3,866,496

The accompanying notes form an integral part of these consolidated interim financial statements.

		As of June, 30,
Reconciliation of provisions for the Consolidated Interim Statements of Cash Flows for the periods		2021	2020
		MCh$	MCh$

Provision for loan losses for cash flow purposes		219,716	329,810
Recovery of loans previously charged off		(35,673)	(35,877)
Provision for loan losses - net	28	184,043	293,933

			Changes other than cash
Reconciliation of liabilities arising from financing activities	December, 31 2020 MCh$	Cash Flow MCh$	Acquisition MCh$	Foreign Currency Movement MCh$	UF Movement MCh$	Fair Value Changes MCh$	June, 31 2021 MCh$
Subordinated Bonds	1,357,539	-	-	-	29,513	-	1,387,052
Paid dividends	-	(310,468)	-	-	-	-	(310,468)
Other obligations	149,585	(22,691)	-	-	17,859	-	144,753
Total liabilities from financing activities	1,507,124	(333,159)	-	-	47,372	-	1,221,337

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-9

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CORPORATE INFORMATION

Banco Santander-Chile is a banking corporation (limited company) operating under the laws of the Republic of Chile, headquartered at Bandera N°140, Santiago. The corporation provides a broad range of general banking services to its customers, ranging from individuals to major corporations. Banco Santander-Chile and its subsidiaries (collectively referred to as the “Bank” or “Banco Santander-Chile”) offers commercial and consumer banking services, including (but not limited to) factoring, collection, leasing, securities and insurance brokering, mutual and investment fund management, and investment banking.

Banco Santander Spain controls Banco Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander Chile Holding S.A., which are controlled subsidiaries of Banco Santander Spain. As of December 31, 2020, Banco Santander Spain owns or controls directly and indirectly 99.5% of Santander Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones Ltda. This makes Banco Santander Spain have control over 67.18% of the Bank’s shares.

a)	Basis of preparation

The present Consolidated Financial Statements have been prepared in accordance with the Compendium of Accounting Standards (CNC) and instructions issued by the Commission for the Financial Market (CMF) (former Superintendence of Banks and Financial Institutions “SBIF”), an entity auditor that according to Law No. 21,000 that "Creates the Commission for the Financial Market", provides in paragraph 6 of its article 5 that the Commission for the Financial Market (CMF) may “set the rules for the preparation and presentation of the reports, balance sheets, statements of situation and other financial statements of the audited entities and determine the principles according to which they must keep their accounting and in all that that is not treated by it if it does not contradict its instructions, must adhere to the generally accepted accounting criteria, which correspond to the technical standards issued by the Colegio de Contadores de Chile A.G., coinciding with the International Financial Reporting Standards (IFRS or IFRS, for its acronym in English) agreed by the International Accounting Standards Board (IASB). In case of discrepancies between the accounting principles and accounting criteria issued by the CMF (ex SBIF) in its Compendium of Accounting Standards and instructions, these will prevail last.

For purposes of these consolidated financial statements the Bank uses certain terms and conventions. References to “USD”, “U.S. dollars” and “dollars” are to United States dollars (MMUSD U.S. million dollar), references to “EUR” are to European Economic Community Euro, references to “CNY” are to Chinese Yuan, references to “JPY” are to Japanese yen, references to “CHF” are to Swiss franc, references to “AUD” references are to Australian dollar, references “Ch$” are to Chilean pesos (MCh$ Chilean million pesos), and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month.

The Notes to the Consolidated Financial Statements contain additional information to support the figures submitted in the Consolidated Statement of Financial Position, Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows for the period. These contain narrative descriptions and details of these statements in a clear, relevant, reliable and comparable manner.

b)	Basis of preparation for the Consolidated Financial Statements

The Consolidated Financial Statements as of June 30, 2021 and December 2020, include the financial statements of the entities over which the Bank has control (including structured entities); and includes the adjustments, reclassifications and eliminations needed to comply with the accounting and valuation criteria established by IFRS. Control is achieved when the Bank:

I.	has power over the investee (i.e., it has rights that grant the current capacity of managing the relevant activities of the investee);

II.	is exposed, or has rights, to variable returns from its involvement with the investee; and

III.	has the ability to use its power to affect its returns.

The Bank reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Bank has less than the majority of the voting rights of an investee, but it will be considered to have the power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities over the investee unilaterally.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-10

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank considers all relevant facts and circumstances in assessing whether or not the Bank’s voting rights in an investee are sufficient to give it power, these include:

•	the size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders.

•	the potential voting rights held by the Bank, other vote holders or other parties.

•	the rights arising from other contractual agreements.

•	any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Bank obtains control over the subsidiary and ceases when the Bank loses control over the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed during the year are included in the Consolidated Statements of Income and Comprehensive Income from the date the Bank gains control until the date when the Bank ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Bank and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit in certain circumstances.

When necessary, adjustments are made to the financial statements of the subsidiaries to ensure their accounting policies are consistent with the Bank’s accounting policies. All balances and transactions between consolidated entities are eliminated.

Changes in the consolidated entities ownership interests in subsidiaries that do not result in a loss of control over the subsidiaries are accounted for as equity transactions. The carrying values of the Bank’s equity and the non-controlling interests’ equity are adjusted to reflect the changes to their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Bank.

In addition, third parties’ shares in the Bank’s consolidated equity are presented as “Non-controlling interests” in the Consolidated Statement of Changes in Equity. Their share in the income for the year is presented as “Attributable to non-controlling interest” in the Consolidated Statement of Income.

The following companies are considered entities controlled by the Bank and are therefore within the scope of consolidation:

i.	Entities controlled by the Bank through participation in equity

			Percentage of ownership share
			As of June 30,			as of December 31,			As of June 30,
		Place of	2021			2020			2020
		Incorporation and	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
Name of the Subsidiary	Main Activity	operation	%	%	%	%	%	%	%	%	%
Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Financial instruments brokerage	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asesorias Financieras Limitada	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	Santiago, Chile	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Klare Corredora de Seguros S.A.	Insurance brokerage	Santiago, Chile	50.10	-	50.10	50.10	-	50.10	50.10	-	50.10
Santander Consumer Finance Limitada	Financial automovite	Santiago, Chile	51.00	-	51.00	51.00	-	51.00	51.00	-	51.00
Sociedad operadora de Tarjetas de Pago Santander Getnet Chile S.A. (1)	Card Operator	Santiago, Chile	99.99	0.01	100.00	99.99	0.01	100.00	-	-	-

The details of non-controlling interest in all the subsidiaries can be seen in Note 23 – Non-controlling interest.

(1) On July 6, 2020, “Sociedad operadora de Tarjetas de Pago Santander Getnet Chile S.A” was enrolled as a subsidiary.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-11

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii.	Entities controlled by the Bank through other considerations

The following companies have been consolidated based on the fact that the relevant activities of them are determined by the Bank (companies complementary to the banking sector) and therefore the Bank exercises control:

-	Santander Gestión de Recaudación y Cobranza Limitada (collection services).

-	Bansa Santander S.A. (management of repossessed assets and leasing of properties).

-	Multiplica SpA (Development card incentive programs).

iii.	Associates

An associate is an entity over which the Bank has the ability to exercise significant influence, but not control or joint control. This ability is usually represented by a share equal to or higher than 20% of the voting rights of the Company and is accounted for using the equity method.

The following companies are considered “Associates” in which the Bank accounts for its participation using the equity method:

			Percentage of ownership share
Associates	Main activity	Place of Incorporation and operation	As of June 30, 2021%	As of December 31, 2020%	As of June 30, 2020%
Centro de Compensación Automatizado S.A.	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Repository of publically offered securities	Santiago, Chile	29.29	29.29	29.29
Cámara Compensación de Alto Valor S.A.	Payments clearing	Santiago, Chile	15.00	15.00	15.00
Administrador Financiero del Transantiago S.A.	Administration of boarding passes to public transportation	Santiago, Chile	20.00	20.00	20.00
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.48	12.48	12.48

In the case of Cámara Compensación Alto Valor S.A., Banco Santander-Chile has a representative in the Board of Directors, which is why Management has concluded that it exercises significant influence over the same.

In the case of Servicios de Infraestructura de Mercado OTC S.A., the Bank participates, through its executives, actively in the administration, which is why Management has concluded that it exercises significant influence over it.

iv.	Share or rights in other companies

Entities over which the Bank has no control or significant influence are presented in this category. These holdings are shown at acquisition value (historical cost) less impairment, if any.

c)	Non-controlling interest

Non-controlling interest represents the portion of gains or losses and net assets which the Bank does not own, either directly or indirectly. It is presented separately in the Consolidated Statement of Income, and separately from shareholders’ equity in the Consolidated Statement of Financial Position.

In the case of entities controlled by the Bank through other considerations, income and equity are presented in full as non-controlling interest, since the Bank controls them, but does not have any ownership.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-12

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

d)	Reporting segments

The Bank's operating segments correspond to the units whose operating results are regularly reviewed by the highest decision-making authority. Two or more operating segments can be added into one, only when the aggregation is consistent with the basic principle of International Financial Reporting Standard 8 “Operating Segments” (IFRS 8) and the segments have similar economic characteristics and are similar in each one of the following aspects:

i.	the nature of the products and services;
ii.	the nature of the production processes;
iii.	the type or category of customers to whom your products and services are destined;
iv.	the methods used to distribute your products or provide services; and
v.	if applicable, the nature of the regulatory framework, for example, banking, insurance, or public services.

The Bank reports separately on each operating segment that exceeds any of the following quantitative thresholds:

i.	Its reported revenue, from both external customers and intersegment sales or transfers, is 10% or more of the combined internal and external revenue of all the operating segments.
ii.	the absolute amount of its reported profit or loss is equal to or greater than 10%: (i) the combined reported profit of all the operating segments that did not report a loss; (ii) the combined reported loss of all the operating segments that reported a loss.
iii.	its assets represent 10% or more of the combined assets of all the operating segments.

Operating segments that do not meet any of the quantitative threshold may be treated as segments to be reported, in which case the information must be disclosed separately if management believes it could be useful for the users of the Consolidated Financial Statements.

Information about other business activities of the segments not separately reported is combined and disclosed in the “Other segments” category.

According to the information presented, the Bank’s segments were selected based on an operating segment being a component of an entity that:

i.	Engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other components of the same entity);
ii.	whose operating results are regularly reviewed by the entity’s chief executive officer, who makes decisions about resources allocated to the segment and assess its performance;
iii.	for which discrete financial information is available.

e)	Functional and presentation currency

The Bank, in accordance with IAS 21 "Effects of Variations in Exchange Rates of the Foreign Currency", has defined as functional and presentation currency the Chilean Peso (“Ch$”), which is the currency of the primary economic environment in which the Bank operates, it also obeys the currency that influences the structure of costs and revenues. Therefore, all balances and transactions denominated in currencies other than the Chilean Peso are considered as "Foreign currency".

f)	Foreign currency transactions

The Bank performs transactions in foreign currencies, mainly in U.S. dollar. Assets and liabilities denominated in foreign currencies and held by the Bank are translated to Chilean pesos based on the representative market rate (discounted spot) on the month end date. The rate used was Ch$732.08 per USD1 for June 2021 (Ch$821.40 per USD1 for June 2020 and Ch$712.47 for December 2020).

The amount of net foreign exchange gains and losses include recognition of the effects that exchange rate variations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-13

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

g)	Definitions and classification of financial instruments

i.	Definitions

A “financial instrument” is any contract that gives rise to a financial asset of an entity, and a financial liability or equity instrument of another entity.

An “equity instrument” is a legal transaction that evidences a residual interest on the assets of an entity deducting all of its liabilities.

A “financial derivative” is a financial instrument whose value changes in response to changes with regard to an observed market variable (such as an interest rate, a foreign exchange rate, a financial instrument’s price, or a market index, including credit ratings), whose initial investment is very small compared with other financial instruments having a similar response to changes in market factors, and which is generally settled at a future date.

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a financial derivative, known as an embedded derivative, which is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative. As of June 30, 2021 and 2020 and December 31, 2020, Banco Santander-Chile did not keep implicit derivatives in its portfolio.

ii.	Classification of financial assets for measurement purposes

Financial assets are classified into the following specified categories: financial assets trading investments at fair value through profit or loss (FVTPL), ‘held to maturity investments’, ‘available for sale investments’ (AFS) financial assets and ‘loans and accounts receivable from customers'. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

A conventional purchase or sale of financial assets is the purchase or sale of a financial asset that requires the delivery of the asset during a period that is generally regulated or arises from a convention established in the market. A conventional purchase or sale of financial assets will be recognized and written off, as appropriate, by applying the accounting of the date of contracting or that of the settlement date.

Financial assets are initially recognized at fair value plus, in the case of financial assets that aren’t accounted for at fair value with changes in profit or loss, transaction costs that are directly attributable to the acquisition or issue.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Income is recognised on an effective interest basis for loans and accounts receivables other than those financial assets classified at fair value through profit or loss.

Trading investments

Financial assets are classified as FVTPL when the financial asset is either held for trading or it is designated as fair value through profit or loss.

A financial asset is classified as held for trading if:

-	It has been acquired with the purpose of selling it in the short term; or
-	on initial recognition it is part of a portfolio of identified financial instruments that the Bank manages together and has a recent actual pattern of short-term profit-taking; or
-	it is a derivative that is not designated and effective as a hedging instrument.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-14

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

A financial asset other than a financial asset held for trading may be designated as FVTPL upon initial recognition if:

-	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
-	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Bank's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or
-	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as FVTPL.

Financial assets FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognised in profit or loss. The net gain or loss recognised incorporates any dividend or interest earned on the financial asset and is included in the ‘net income (expense) from financial operations' line item.

Held to maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Bank has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortised cost using the effective interest method less impairment.

Available for sale investments

AFS investments are non-derivatives that are either designated as AFS or are not classified as (a) loans and accounts receivable from customers, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss (trading investments).

Financial instruments held by the Bank that are traded in an active market are classified as AFS and are stated at fair value at the end of each reporting period. The Bank also has investments in financial instruments that are not traded in an active market but that are also classified as AFS investments and stated at fair value at the end of each reporting period (because the directors consider that fair value can be reliably measured). Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognised in profit or loss. Other changes in the carrying amount of available for sale investments are recognised in other comprehensive income and accumulated under the heading of “Valuation Adjustment”. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss.

Dividends on AFS equity instruments are recognised in profit or loss when the Bank's right to receive the dividends is established.

The fair value of AFS monetary financial assets denominated in a foreign currency is determined in that foreign currency and translated as the described in f) above. The foreign exchange gains and losses that are recognised in profit or loss are determined based on the amortised cost of the monetary asset.

Loans and accounts receivables from customers

Loans and accounts receivable from customers are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and accounts receivables from customers (including loans and accounts receivable from customers and interbank loans) are measured at amortised cost using the effective interest method, less any impairment.

Interest income is recognised by applying the effective interest rate, except for short-term receivables where discounting effects are immaterial.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-15

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iii.	Classification of financial assets for presentation purposes

For presentation purposes, the financial assets are classified by their nature into the following line items in the Consolidated Financial Statements:

•	Cash and deposits in banks: this line includes cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions. Amounts invested as overnight deposits are included in this item and in the corresponding items. If a special item for these operations is not mentioned, they will be included along with the accounts being reported.

•	Trading investments: this item includes financial instruments held-for-trading and investments in mutual funds which must be adjusted to their fair value.

•	Investments under resale agreements: This item presents the balances corresponding to the transactions for the purchase of instruments with an agreement and the securities loans. In accordance with current regulations, the Bank does not register as its own portfolio those papers purchased with retro-purchase agreements.

•	Financial derivative contracts: financial derivative contracts with positive fair values are presented in this item. It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are for trading or accounted for as derivatives held for hedging, as shown in Note 7.

•	Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

•	Hedging derivatives: includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

•	Interbank loans: this item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in certain other financial asset classifications listed above.

•	Loans and accounts receivables from customers: these loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and which the Bank does not intend to sell immediately or in the short term. When the Bank is the lessor in a lease, and it substantially transfers the risks and rewards incidental to the leased asset, the transaction is presented in loans and accounts receivable from customers while the leased asset is removed from the Bank´s financial statements.

•	Investment instruments: are classified into two categories: held-to-maturity investments, and available-for-sale investments. The held-to-maturity investment classification includes only those instruments for which the Bank has the ability and intent to hold to maturity. The remaining investments are treated as available for sale.

iv.	Classification of financial liabilities for measurement purposes

Financial liabilities are classified as either financial liabilities FVTPL or other financial liabilities.

Financial liabilities FVTPL

As of June 30, 2021 and, 2020 and December 31, 2020, the bank does not possess any financial liabilities FVTPL.

Other financial liabilities

Other financial liabilities (including interbank borrowings, issued debt instruments and other payables) are initially recorded at fair value and subsequently measured at amortized cost using the effective interest method.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-16

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

v.	Classification of financial liabilities for presentation purposes

Financial liabilities are classified by their nature into the following items in the Consolidated Statement of Financial Position:

•	Deposits and other on-demand liabilities: this includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

•	Cash items in process of collection: this item includes balances from asset purchase operations that are not settled the same day, and sale of currencies not yet delivered.

•	Obligations under repurchase agreements: this includes the balances of sales of financial instruments under securities repurchase and loan agreements. The Bank does not record as own portfolio instruments acquired under repurchase agreements.

•	Time deposits and other time liabilities: this shows the balances of deposit transactions in which a term at theend of which they become callable has been stipulated.
•	Financial derivative contracts: this includes financial derivative contracts with negative fair values (i.e. a liability of the Bank), whether they are for trading or for hedge accounting, as set forth in Note 7.

•	Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

•	Hedging derivatives: includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

•	Obligations with banks: Includes obligations with other banks in the country, with foreign banks or with the Central Bank of Chile and which were not classified in any previous definition.

•	Issued debt instruments: there are three types of instruments issued by the Bank: Obligations under letters of credit, Subordinated bonds and Senior bonds placed in the local and foreign market.

•	Other financial liabilities: this item includes credit obligations to persons other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the normal course of business.

vi.	Modified of financial assets

When the contractual modification of the cash flows has its origin in financial difficulties of the counterparty and said flows have been adapted so that it can comply with its payment obligations, this modification will not be considered as substantial and therefore will not imply the cancellation of the current financial instrument.

On the other hand, when the modification of the contractual flows originate for eminently commercial reasons, said modification will be considered as substantial and therefore will imply the cancellation of the original financial instrument and the recognition of a new one. Any difference that is generated between the book value of the derecognized financial instrument and the fair value of the new financial instrument will be recognized in the Consolidated Statement of Income.

h)	Valuation of financial instruments and recognition of fair value changes

Generally, financial assets and liabilities are initially recognized at fair value, which, in the absence of evidence against it, is deemed to be the transaction price. Financial instruments, other than those measured at fair value through profit or loss, are initially recognized at fair value plus transaction costs. Subsequently, and at the end of each reporting period, financial instruments are measured with the following criteria:

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-17

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

i.	Valuation of financial instruments

Financial assets are measured according to their fair value, gross of any transaction costs that may be incurred during a sale, except for credit investments and held to maturity investments.

According to IFRS 13 Fair Value Measurement, “fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. When measuring fair value an entity shall consider the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either: (a) in the principal market for the asset or liability, or (b) in the absence of a principal market, the most advantageous market for the asset or liability. Even when there is no observable market to provide pricing information in connection with the sale of an asset or the transfer of a liability at the measurement date, the fair value measurement shall assume that the transaction takes place, considered from the perspective of a potential market participant who intends to maximize value associated with the asset or liability.

When using valuation techniques, the Bank shall maximize the use of relevant observable inputs and minimize the use of unobservable inputs as available. If an asset or a liability measured at fair value has a bid price and an ask price, the price within the bid-ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorized within the fair value hierarchy (i.e. Level 1, 2 or 3).

Although the use of average prices is allowed as a practical resource to determine the fair value of an asset or a liability, the Bank makes an adjustment (FVA or fair value adjustment) when there is a gap between the purchase and sale price (close out cost).

IFRS 13 establishes a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

Every derivative is recorded in the Consolidated Statements of Financial Position at fair value as previously described. This value is compared to the valuation at the trade date. If the fair value is subsequently measured positive, this is recorded as an asset, if the fair value is subsequently measured negative, this is recorded as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recorded in “Net income (expense) from financial operations” in the Consolidated Statement of Income.

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using similar methods to those used to measure over the counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV) and option pricing models, among other methods. Also, within the fair value of derivatives are included Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA), all with the objective that the fair value of each instrument includes the credit risk of its counterparty and Bank´s own risk. Counterparty Credit Risk (CVA) is a valuation adjustment to derivatives contracted in non-organized markets as a result of exposure to counterparty credit risk. The CVA is calculated considering the potential exposure to each counterparty in future periods. Own-credit risk (DVA) is a valuation adjustment similar to the CVA, but generated by the Bank's credit risk assumed by our counterparties. In the case of derivative instruments contracted with Central Clearing Houses, in which the variation margin is contractually defined as a firm and irrevocable payment, this payment is considered as part of the fair value of the derivative.

“Loans and accounts receivable from customers” and Held-to-maturity instrument portfolio are measured at amortized cost using the effective interest method. Amortized cost is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the consolidated income statement) of the difference between the initial cost and the maturity amount as calculated under the effective interest method. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility. For loans and accounts receivable designated as hedged items in fair value hedges, the changes in their fair value related to the risk or risks being hedged are recorded in “Net income (expense) from financial operations”.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-18

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate incorporates the contractual interest rate established on the acquisition date. Where applicable, the fees and transaction costs that are a part of the financial return are included. For floating-rate financial instruments, the effective interest rate matches the current rate of return until the date of the next review of interest rates.

The amounts at which the financial assets are recorded represent the Bank’s maximum exposure to credit risk as at the reporting date. The Bank has also received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, equity instruments and personal securities, assets under leasing agreements, assets acquired under repurchase agreements, securities loans and derivatives.

Capital instruments whose fair value cannot be determined sufficiently objectively and financial derivatives that have these instruments as underlying assets and are settled by delivery thereof are maintained at their acquisition cost, corrected, where appropriate, by losses for deterioration they have experienced.

ii.	Valuation techniques

Financial instruments at fair value, determined based on price quotations in active markets, include government debt securities, private sector debt securities, equity shares, short positions, and fixed-income securities issued.

In cases where price quotations cannot be observed in available markets, the Bank’s management determines a best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs however for some valuations of financial instruments, significant inputs are unobservable in the market. To determine a value for those instruments, various techniques are employed to make these estimates, including the extrapolation of observable market data.

The most reliable evidence of the fair value of a financial instrument on initial recognition is usually the transaction price, however due to lack of availability of market information, the value of the instrument may be derived from other market transactions performed with the same or similar instruments or may be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The main techniques used as of June 30, 2021 and December 31, 2020, by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

i.	In the valuation of financial instruments permitting static hedging (mainly forwards and swaps), the present value method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.

ii.	In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation indexes and market liquidity.

iii.	In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

The fair value of the financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, quoted market price of shares and market rates of raw materials, volatility, prepayments and liquidity. The Bank’s management considers that its valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-19

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iii.	Hedging transactions and macrohedge

The Bank uses financial derivatives for the following purposes:

i.	To sell to customers who request these instruments in the management of their market and credit risks;
ii.	to use these derivatives in the management of the risks of the Bank entities’ own positions and assets and liabilities (“hedging derivatives”), and
iii.	to obtain profits from changes in the price of these derivatives (trading derivatives).

All financial derivatives that are not held for hedging purposes are accounted for as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:

a.	Changes in the value of assets and liabilities due to fluctuations, among others, in inflation (UF), the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b.	Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecasted transactions (“cash flow hedge”);

c.	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a.	At the date of arrangement, the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

b.	There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”).

3.	There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, in consistency with the Bank’s management of own risks.

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

a.	For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as “Net income (expense) from financial operations” in the Consolidated Statement of Income.

b.	For fair value hedges of interest rate risk on a portfolio of financial instruments, gains or losses that arise in measuring hedging instruments and other gains or losses due to changes in fair value of the underlying hedged item (attributable to the hedged risk) are recorded in the Consolidated Financial Statement of Income under “Net income (expense) from financial operations”.

c.	For cash flow hedges, the change in fair value of the hedging instrument is included as “Cash flow hedge” in “Other comprehensive income”.

d.	The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Consolidated Statement of Income under “Net income (expense) from financial operations”.

If a derivative designated as a hedging instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, hedge accounting treatment is discontinued. When “fair value hedging” is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortized to gain or loss from that date, when applicable.

When cash flow hedges are discontinued any cumulative gain or loss of the hedging instrument recognized under “Other comprehensive income” (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Consolidated Statement of Income, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recorded immediately in the Consolidated Statement of Income.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-20

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iv.	Embedded Derivatives in hybrid financial instruments

Embedded Derivatives in other financial instruments or in other host contracts are accounted for separately as derivatives if 1) their risks and characteristics are not closely related to the host contracts, 2) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and 3) provided that the host contracts are not classified as “Trading investments” or as other financial assets (liabilities) at fair value through profit or loss.

v.	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Consolidated Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. As of June 30, 2021, and December 31, 2020, there is not offsetting of financial asset and liability balances.

vi.	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets is determined by the extent and the way the risks and rewards associated with the transferred assets are transferred to third parties:

i.	If the Bank transfers substantially all the risks and rewards of ownership to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the transferor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is derecognized from the Consolidated Statement of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded.

ii.	If the Bank retains substantially all the risks and rewards of ownership associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognized from the Consolidated Financial Statement of Financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded:

-	An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.
-	Both the income from the transferred (but not removed) financial asset as well as any expenses incurred due to the new financial liability.

iii.	If the Bank neither transfers nor substantially retains all the risks and rewards of ownership associated with the transferred financial asset—as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases, the following distinction is made:

a.	If the transferor does not retain control of the transferred financial asset: the asset is derecognized from the Consolidated Statement of Financial Position and any rights or obligations retained or created in the transfer are recognized.

b.	If the transferor retains control of the transferred financial asset: it continues to be recognized in the Consolidated Statement of Financial Position for an amount equal to its exposure to changes in value and a financial liability associated with the transferred financial asset is recorded. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only derecognized from the Consolidated Statement of Financial Position when the rights over the cash flows they generate have terminated or when all the inherent risks and rewards of ownership have been substantially transferred to third parties. Similarly, financial liabilities are only derecognized from the Consolidated Financial Statement Financial Position when the obligations specified in the contract are discharged or cancelled or the contract has matured.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-21

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

i)	Recognizing income and expenses

The most significant criteria used by the Bank to recognize its revenues and expenses are summarized as follows:

i.	Interest revenue, interest expense, and similar items

Interest revenue, expense and similar items are recorded on an accrual basis using the effective interest method.

However, when a given operation or transaction is past due by 90 days or more, originated from a refinancing or renegotiation, or when the Bank believes that the debtor poses a high risk of default, the interest and adjustments pertaining to these transactions are not recorded directly in the Consolidated Statement of Income unless they have been actually received.

This interest and adjustments are generally referred to as “suspended” and are recorded as memorandum accounts in they are reported as part of the complementary information thereto and as memorandum accounts (Note 24). This interest is recognized as income, when collected.

The resumption of interest income recognition of previously impaired loans only occurs when such loans become current (i.e. payments were received such that the loans are contractually past-due for less than 90 days) or they are no longer classified under the C3, C4, C5, or C6 risk categories (for loans individually evaluated for impairment).

ii.	Commissions, fees, and similar items

Fee and commission income and expenses are recognized in the Consolidated Statement of Income using criteria stablished in IFRS 15 “Revenue from contracts with customers”.

Under IFRS 15, the Bank recognize revenue when (or as) satisfied a performance obligation by transferring a service (i.e. an asset) to a customer; under this definition an asset is transferred when (or as) the customer obtains control of that asset. The Bank considers the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

The Bank transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognises revenue over time, and/or the Bank satisfies the performance obligation at a point in time.

The main income arising from commissions, fees and similar items correspond to:

-	Fees and commissions for lines of credits and overdrafts: includes accrued fees related to granting lines of credit and overdrafts in checking accounts.
-	Fees and commissions for guarantees and letters of credit: includes accrued fees in the period relating to granting of guarantee payment for current and contingent third-party obligations.
-	Fees and commissions for card services: includes accrued and earned commissions in the period related to use of credit cards, debit cards and other cards.
-	Fees and commissions for management of accounts: includes accrued commissions for the maintenance of checking, savings and other accounts.
-	Fees and commissions for collections and payments: includes income arising from collections and payments services provided by the Bank.
-	Fees and commissions for intermediation and management of securities: includes income from brokerage, placements, administration and securities’ custody services.
-	Fees and commissions for insurance brokerage fees: includes income arising for insurances distribution.
-	Other fees and commissions: include income arising from currency changes, financial advisory, cashier check issuance, placement of financial products and online banking services.
-	Compensation for card operation: includes commission expenses for credit and debit card operations related to income commissions card services.
-	Fees and commissions for securities transactions: includes commissions expense for deposits, securities custody service and securities’ brokerage.
-	Other fees and commissions: include mainly expenses generated from online services.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-22

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The main expense arising from commissions, fees and similar items correspond to:

-	Compensation for card operation: includes commission expenses for credit and debit card operations related to income commissions card services.
-	Fees and commissions for securities transactions: includes commissions expense for deposits, securities custody service and securities' brokerage.
-	Other fees and commissions: include mainly expenses generated from online services.

The Bank has incorporated disaggregated revenue disclosure and reportable segment relationship in Note 25.

Additionally, the Bank maintains certain loyalty programs associated to its credit cards services, for which has deferred a percentage of the consideration received in the statement of financial position to comply with its related performance obligation according IFRS 15, or has liquidated on a monthly basis as far they arise.

iii.	Non-financial income and expenses

They are recognized in accordance with the criteria established in IFRS 15, identifying the performance obligation and when they are satisfied (accrued).

iv.	Commissions in the formalization of loans

The financial commissions that arise in the formalization of loans, mainly the opening or study and information commissions, are periodized and recorded in the Statement of the Consolidated Income throughout the life of the loan.

j)	Impairment of Non-financial assets:

The Bank’s non-financial assets, excluding investment properties, are reviewed at the reporting date to determine whether they show signs of impairment (i.e. it carrying amount exceeds its recoverable amount). If any such evidence exists, the recoverable amount of the asset is estimated, in order to determine the extent of the impairment loss.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be less than it carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

In connection with other assets, impairment losses recorded in prior periods are assessed at each reporting date to determine whether the loss has decreased and should be reversed. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. Losses for goodwill impairment recognized through capital gains are not reversed.

k)	Property, plant, and equipment

This category includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixed assets owned by the consolidated entities or acquired under finance leases. Assets are classified according to their use as follows:

i.	Property, plant and equipment for own use

Property, plant and equipment for own use includes but is not limited to tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases. These assets are presented at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses resulting from comparing the net value of each item to the respective recoverable amount.

Depreciation is calculated using the straight-line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-23

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank applies the following useful lives for the tangible assets that comprise its assets:

ITEM	Useful life (in months)
Land	-
Paintings and works of art	-
Carpets and curtains	36
Computers and hardware	36
Vehicles	36
IT systems and software	36
ATMs	60
Other machines and equipment	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	60
Air conditioning systems	84
Other installations	120
Buildings	1,200

The consolidated entities assess at each reporting period whether there is any indicator that the carrying amount of any tangible asset exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in accordance with the revised carrying amount and to the new remaining useful life.

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at the end of each reporting period to detect significant changes. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Consolidated Statement of Income in future years based on the new useful lives.

Maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred.

ii.	Assets leased out under operating leases

The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record their impairment losses, are the same as those for property, plant and equipment held for own use.

l)	Leases

At inception of a contract the Bank assesses whether a contract contains a lease. A contract contains a lease if the contracts conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Bank assesses whether:

●	the contract involves the use of an identified asset – this may be specified explicitly or implicitly and should be physically distinct. If the supplier has a substantive substitution right, then the asset is not identified;
●	the Bank has the right to obtain substantially all the economic benefits from use of the asset throughout the period of use, and
●	the Bank has the right to direct the use of the asset – this is decision-making purpose for which asset is use.

a.	As a Lessee

The Bank recognises a right-of-use asset and a lease liability at the lease commencement date in accordance within IFRS 16 “Leases”. The main contracts that the Bank has are offices and branches related, which are necessary to carry out its activities.

At the beginning, the right-of-use asset is equal to the lease liability and is calculated as the present value of the lease payments discounted using the incremental interest rate at the commencement date, considering the lease term of each contract. The average incremental interest rate is 1.45%. After initial recognition, the right-of-use is subsequently depreciated using the straight-line method in accordance with the lease term of the contract, and the lease liability is amortised in accordance with the effective interest method. Financial interest is accounted as interest expense, and depreciation as depreciation expense in each period.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-24

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The term of the lease comprises non-cancelable periods established within each contract, while for lease contracts with an indefinite useful life, the Bank has determined to assign a useful life equal to the longer non-cancelable period of its lease agreements. The Bank has elected not to recognise right-of-use assets and lease liabilities for short term leases that have a lease term of 12 months or less and leases of low-value assets. The Bank recognises lease payments associated with these leases as an expense on a straight-line basis over the lease term. Any modification in the terms or lease should be treated as a new measurement.

At initial measurement, the Bank measures the right-of-use asset at cost. The rent of these leases is agreed in UF, and payable in Chilean pesos. According to the provisions of Circular No. 3,649 of the CMF (ex SBIF), the monthly variation in UF that affects the contracts established in said monetary unit should be treated as a new measurement, and therefore, readjustments should be recognized as a modification to the obligation and in parallel the amount of the asset must be adjusted for the right to use leased assets.

The Bank has not entered into to lease agreements with guarantee clauses for residual value or variable lease payments.

b.	As a lessor

When the Bank acts as a lessor, it determines at the beginning if it corresponds to a financial or operating lease. To do this, it evaluates whether it has substantially transferred all the risks and benefits of the asset. In the affirmative case, it corresponds to a financial lease, otherwise it is an operating lease. The Bank recognizes the lease income on a straight-line basis over the lease term.

c.	Third party financing

The Bank recognises the loans with third parties within “Loans and accounts receivable from customers” in the Consolidated Statements of Financial Position, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term, when at the inception of the lease it is reasonably certain that the lessee will exercise the option.

The finance income and expenses arising from these contracts are recorded under “Interest income” and “Interest expense” respectively, in Consolidated Statements of Income to achieve constant return rate over the lease term.

m)	Factoring transactions

Factored receivables are valued at the amount disbursed by the Bank in exchange of invoices or other commercial instruments representing the credit which the transferor assigns to the Bank. The price difference between the amounts disbursed and the actual face value of the credits is recorded as interest income in the Consolidated Statement of Income using the effective interest method over the financing period.

When the assignment of these instruments involves no liability on the part of the assignee, the Bank assumes the risks of insolvency of the parties responsible for payment.

n)	Intangible assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of legal or contractual rights. The Bank recognizes an intangible asset, whether purchased or self-created (at cost), when the cost of the asset can be measured reliably and it is probable that the future economic benefits that are attributable to the asset will flow to the Bank.

Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

Internally developed computer software is recorded as an intangible asset if, among other requirements (basically the Bank’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.

Intangible assets are amortized linearly based on the estimated useful life, which has been defined by default in 36 months, and can be modified to the extent that it is demonstrated that the Bank will benefit from the use of the intangible for a different period mentioned above.

Expenditure on research activities is recorded as an expense in the year in which it is incurred and cannot be subsequently capitalized.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-25

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

o)	Cash and cash equivalents

The indirect method is used to prepare the cash flow statement, starting with the Bank’s consolidated pre-tax income and incorporating non-cash transactions, as well as income and expenses associated with cash flows, which are classified as investing, financing or operating activities.

The cash flow statement was prepared considering the following definitions:

i.	Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks.
ii.	Operating activities: Principal revenue-producing activities performed by banks and other activities that cannot be classified as investing or financing activities.
iii.	Investing activities: The acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.
iv.	Financing Activities: Activities that result in changes in the size and composition of equity and liabilities that are not operating or investing activities.

p)	Allowances for loan losses

The Bank continuously evaluates the entire loan portfolio and contingent loans, as it is established by the CMF, to timely provide the necessary and sufficient provisions to cover expected losses associated with the characteristics of the debtors and their loans, which determine payment behavior and recovery.

The Bank has established provisions for probable losses in credits and accounts receivable from customers in accordance with the instructions issued by the CMF (ex SBIF) and the credit risk rating and evaluation model approved by the Board of Directors, including the modifications introduced by Circulars N° 3,573 and N° 3,584 and their subsequent amendments which establish the standard method for residential mortgage loans and Circulars N° 3,638 and N° 3,647 related to commercial loans for group portfolio, complement and specify instructions on provisions and credits that make up the impaired portfolio.

The Bank uses the following models established by the CMF, to evaluate its loan portfolio and credit risk:

-	Individual assessment - where the Bank assesses a debtor as individually significant when their loans are significant, or when the debtor cannot be classified within a group of financial assets with similar credit risk characteristics, due to its size, complexity or level of exposure.
-	Group assessment - a group assessment is relevant for analyzing a large number of transactions with small individual balances due from individuals or small companies. The Bank groups debtors with similar credit risk characteristics giving to each group a default probability and recovery rate based on a historical analysis. The Bank has implemented standard models for mortgage loans (Circular N°3,573 and N°3,584), and commercial loan (Circular N° 3,638 and N°3,647) and internal models for consumer loans.

For the company Santander Consumer Finance Limitada the determination of the provision for credit risk is made using internal models under IFRS 9 to determine the expected losses for this default. These internal models are reviewed monthly and the modifications to said models are approved by the Board of Directors on a quarterly basis, after review and approval by the Company's General Management. These models collectively evaluate the receivables, for which said loans are grouped based on similar credit risk characteristics, which indicate the debtor's ability to pay on the entire debt, principal and interest, in accordance with the terms of the contract. In addition, this allows evaluating a large number of transactions with low individual amounts, regardless of whether they belong to individuals or small companies. Therefore, debtors and loans with similar characteristics are grouped together and each group has a risk level assigned to it. During the first half of 2020, Santander Consumer Finance Limitada carried out a calibration of its credit risk provision models, with the aim of improving the prediction parameters of customer behavior and maintaining the statistical monitoring standards, which resulted in a higher provision with an effect on results of Ch$ 1,900 million.

On April 2, 2020, the CMF published additional temporary measures for the treatment of provisions. The new measures seek to provide an accounting framework for the rescheduling of credit, facilitate its conditions and avoid computing higher provisions. The exceptional treatment valid until July 31, 2020 and considers the freezing of provisions.

In April 2021, with the aim of improving the prediction of customer behavior and maintaining high monitoring standards, the Bank implemented a calibration of its group credit risk provision models. The effects of this calibration implied a higher endowment of provisions for an approximate amount of $ 28,000 million.

I.	Allowances for individual assessment

An individual assessment of commercial debtors is necessary according to the CMF, in the case of companies which, due to their size, complexity or level of exposure, must be known and analyzed in detail.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-26

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The analysis of the debtor is primarily focused on their credit quality and their risk category classification of the debtor and of their respective contingent loans and loans These are assigned to one of the following portfolio categories: Normal, Substandard and Impaired. The risk factors considered are: industry or economic sector, owners or managers, financial situation and payment ability, and payment behavior.

The portfolio categories and their definitions are as follows:

i.	Normal Portfolio includes debtors with a payment ability that allows them to meet their obligations and commitments. Evaluations of the current economic and financial environment do not indicate that this will change. The classifications assigned to this portfolio are categories from A1 to A6.

ii.	Substandard Portfolio includes debtors with financial difficulties or a significant deterioration of their payment ability. There is reasonable doubt concerning the future reimbursement of the capital and interest within the contractual terms, with limited ability to meet short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4.

iii.	Impaired Portfolio includes debtors and their loans where repayment is considered remote, with a reduced or no likelihood of repayment. This portfolio includes debtors who have stopped paying their loans or that indicate that they will stop paying, as well as those who require forced debt restructuration, reducing the obligation or delaying the term of the capital or interest, and any other debtor who is over 90 days overdue in his payment of interest or capital. The classifications assigned to this portfolio are categories from C1 to C6.

Normal and Substandard Compliance Portfolio

As part of individual assessment, the Bank classifies debtors into the following categories, assigning them a probability of non-performance (PNP) and severity (SEV), which result in the expected loss percentages:

Portfolio	Debtor’s Category	Probability of Non-Performance (%)	Severity (%)	Expected Loss (%)
	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
Normal Portfolio	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
Substandard Portfolio	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

The Bank first determines all credit exposures, which includes the accounting balances of loans and accounts receivable from customers plus contingent loans, less any amount recovered through executing the financial guarantees or collateral covering the operations. The percentages of expected loss are applied to this exposure. In the case of collateral, the Bank must demonstrate that the value assigned reasonably reflects the value obtainable on disposal of the assets or equity instruments. When the credit risk of the debtor is substituted for the credit quality of the collateral or guarantor, this methodology is applicable only when the guarantor or surety is an entity qualified in an assimilable investment grade by a local or international company rating agency recognized by the CMF. Guaranteed securities cannot be deducted from the exposure amount, only financial guarantees and collateral can be considered.

Notwithstanding the foregoing, the Bank must maintain a minimum provision of 0.5% over loans and contingent loans in the normal portfolio.

Impaired Portfolio

The impaired portfolio includes all loans and the entire value of contingent loans of the debtors that are over 90 days overdue on the payment of interest or principal of any loan at the end of the month. It also includes debtors who have been granted a loan to refinance loans over 60 days overdue, as well as debtors who have undergone forced restructuration or partial debt condonation.

The impaired portfolio excludes: a) residential mortgage loans, with payments less than 90 days overdue; and, b) loans to finance higher education according to Law 20,027, provided the breach conditions outlined in Circular N°3,454 of December 10, 2008 are not fulfilled.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-27

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The provision for an impaired portfolio is calculated by determining the expected loss rate for the exposure, adjusting for amounts recoverable through available financial guarantees and deducting the present value of recoveries made through collection services after the related expenses.

Once the expected loss range is determined, the related provision percentage is applied over the exposure amount, which includes loans and contingent loans related to the debtor.

The allowance rates applied over the calculated exposure are as follows:

Classification	Estimated range of loss	Allowance
C1	Up to 3%	2%
C2	Greater than 3% and less than 20%	10%
C3	Greater than 20% and less than 30%	25%
C4	Greater than 30% and less than 50%	40%
C5	Greater than 50% and less than 80%	65%
C6	Greater than 80%	90%

Loans are maintained in the impaired portfolio until their payment ability is normal, notwithstanding the write off of each particular credit that meets conditions of Title II of Chapter B-2. Once the circumstances that led to classification in the Impaired Portfolio have been overcome, the debtor can be removed from this portfolio once all the following conditions are met:

i.	The debtor has no obligations of the debtor with the Bank more than 30 days overdue;
ii.	the debtor has not been granted loans to pay its obligations;
iii.	at least one of the payments include the amortization of capital;
iv.	if the debtor has made partial loan payments in the last six months, two payments have already been made;
v.	if the debtor must pay monthly installments for one or more loans, four consecutive installments have been made;
vi.	the debtor does not appear to have bad debts in the information provided by the CMF ( ex SBIF), except for insignificant amounts.

II.	Allowances for group assessments

Group assessments are used to estimate allowances required for loans with low balances related to individuals or small companies.

Group assessments require the formation of groups of loans with similar characteristics by type of debtor and loan conditions, in order to establish both the group payment behavior and the recoveries of their defaulted loans, using technically substantiated estimates and prudential criteria. The model used is based on the characteristics of the debtor, payment history, outstanding loans and default among other relevant factors.

The Bank uses methodologies to establish credit risk, based on internal models to estimate the allowances for the group-evaluated portfolio. This portfolio includes commercial loans with debtors that are not assessed individually, mortgage and consumer loans (including installment loans, credit cards and overdraft lines). These methods allow the Bank to independently identify the portfolio behavior and establish the provision required to cover losses arising during the year.

The customers are classified according to their internal and external characteristics into profiles, using a customer-portfolio model to differentiate each portfolio’s risk in an appropriate manner. This is known as the profile allocation method.

The profile allocation method is based on a statistical construction model that establishes a relationship through logistic regression between variables (for example default, payment behavior outside the Bank, socio-demographic data) and a response variable which determines the client’s risk, which in this case is over 90 days overdue. Hence, common profiles are established and assigned a Probability of Non-Performance (PNP) and a recovery rate based on a historical analysis known as Severity (SEV).

Therefore, once the customers have been profiled, and the loan’s profile assigned a PNP and a SEV, the exposure at default (EXP) is calculated. This exposure includes the book value of the loans and accounts receivable from the customer, plus contingent loans, less any amount that can be recovered by executing guarantees (for credits other than consumer loans).

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-28

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Notwithstanding the above, on establishing provisions associated with mortgage and commercial loans, the Bank must recognize minimum provisions according to standard methods established by the CMF (ex SBIF) for those types of loans. While this is considered to be a prudent minimum base, it does not relieve the Bank of its responsibility to have its own methodologies of determining adequate provisions to protect the credit risk of the portfolio.

Standard method of residential mortgage loan provisions

In accordance with Circular N° 3,573 issued by the CMF, the Bank began applying the standard method of provisions for residential mortgage loans. According to this method, the expected loss factor applicable to residential mortgage loans will depend on the default of each loan and the relationship between the outstanding principal of each loan and the value of the associated mortgage guarantee (Loans to Value, LTV) at the end of each month.

The allowance rates applied according to default and LTV are the following:

LTV Range	Default days at month closing	0	1-29	30-59	60-89	Impaired portfolio
LTV≤40%	PNP(%)	1.0916	21.3407	46.0536	75.1614	100
	Severity (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	Expected Loss (%)	0.0002	0.0094	0.0222	0.0362	0.0537
40%< LTV ≤80%	PNP(%)	1.9158	27.4332	52.0824	78.9511	100
	Severity (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	Expected Loss (%)	0.0421	0.7745	1.5204	2.3047	3.0413
80%< LTV ≤90%	PNP(%)	2.5150	27.9300	52.5800	79.6952	100
	Severity (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	Expected Loss (%)	0.5421	6.0496	11.5255	17.6390	22.2310
LTV >90%	PNP(%)	2.7400	28.4300	53.0800	80.3677	100
	Severity (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	Expected Loss (%)	0.7453	8.2532	15.7064	24.2355	30.2436

LTV =Loan capital/Value of guarantee

If the same debtor has more than one residential mortgage loan with the Bank and one of them over 90 days overdue, all their loans shall be allocated to the impaired portfolio, calculating provisions for each of them in accordance with their respective LTV.

For residential mortgage loans related to housing programs and grants from the Chilean government, the allowance rate may be weighted by a factor of loss mitigation (LM), which depends on the LTV percentage and the price of the property in the deed of sale (S), as long as the debtor has contracted auction insurance provided by the Chilean government.

Standard method of commercial loan provisions

In accordance with the Circular N°. 3,638 and N°. 3,647 issued by the CMF, as of July 1, 2019, the Bank began applying the standard model of provisions for student loans or other types of commercial loans.

Prior to the implementation of the standard method, the Bank used its internal models for the determination of group business provisions.

a.	Commercial leasing operations

For these operations, the provision factor must be applied to the current value of commercial leasing operations (including the purchase option) and will depend on the delinquency of each operation, the type of leased asset and the relationship, at closing of each month, between the current value of each operation and the value of the leased asset (PVB), as indicated in the following tables:

Probability Non-Performance (PNP) by default and type of asset (%)
Default days at month closing	Type of asset
	Real Estate	Non real Estate
0	0.79	1.61
1-29	7.94	12.02
30-59	28.76	40.88
60-89	58.76	69.38
Impaired portfolio	100.00	100.00

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-29

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Severity (SEV) by stage and type of asset (%)
PVB Stage	Real Estate	Non real Estate
PVB ≤ 40%	0.05	18.2
40% < PVB ≤ 50%	0.05	57.00
50% < PVB ≤ 80%	5.10	68.40
80% < PVB ≤ 90%	23.20	75.10
PVB > 90%	36.20	78.90

PVB= Current value of operation/leased asset value

The determination of the PVB relationship will be made considering the appraisal value, expressed in UF for real estate and pesos for non-real estate, recorded at the time of granting the respective credit, taking into account any situations that may be causing pricing rises of the asset at that time.

b.	Student loans

For these operations, the provision factor should be applied to the student loan and the exposure of the contingent credit, when applicable. The determination of this factor depends on the type of student loan and the enforceability of the payment of capital or interest, at the end of each month. When payment is due, the factor will also depend on its default.

For the purposes of the classification of the loan, a distinction is made between those granted for the financing of higher studies granted in accordance with Law No. 20.027 (CAE) and, on the other hand, the CORFO guarantee credits or other student loans.

Probability Non-Performance (PNP) according enforceability, default and type of loan (%)
Is the principal and interest enforceable	Default days at month closing	Student loans
		CAE	CORFO and other
Yes	0	5.20	2.90
	1-29	37.20	15.00
	30-59	59.00	43.40
	60-89	72.80	71.90
	Impaired portfolio	100.00	100.00
No	N/A	41.60	16.50

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-30

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

Severity (SEV) by stage PVB and type of asset (%)
Is the principal and interest enforceable	Student loans
	CAE	CORFO and other
Yes	70.90
No	50.30	45.80

c.	Generic commercial loans and factoring

For factoring operations and other commercial loans, the provision factor, applicable to the amount of the loans and the exposure of the contingent credit will depend on the default of each operation and the relationship that exists, at the end of each month, between the obligations that the debtor has with the bank and the value of the real guarantees that protect them (PTVG), as indicated in the following tables:

Probability Non-Performance (PNP) by default and PTVG stage (%)
Default days at month closing	Guarantee		No guarantee
	PTVG ≤ 100%	PTVG > 100%
0	1.86	2.68	4.91
1-29	11.60	13.45	22.93
30-59	25.33	26.92	45.30
60-89	41.31	41.31	61.63
Impaired portfolio	100.00	100.00	100.00

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-31

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Severity (SEV) by PTVG stage (%)
Guarantee	PTVG stage	Factoring and other commercial loans without responsibility	Factoring with responsibility
Guarantee	PTVG ≤ 60%	5.00	3.20
	60% < PTVG ≤ 75%	20.30	12.80
	75% < PTVG ≤ 90%	32.20	20.30
	90% < PTVG	43.00	27.10
No guarantee		56.90	35.90

The guarantees used for the purposes of calculating the PTVG relationship of this method may be specific or general, including those that are simultaneously specific and general. A guarantee can only be considered if, according to the respective coverage clauses, it was constituted in the first degree of preference in favor of the bank and only guarantees the debtor's credits with respect to which it is imputed (not shared with other debtors).

The invoices assigned in the factoring operations, nor the guarantees associated with the mortgage loans, regardless of their coverage clause, will not be considered in the calculation.

For the calculation of the PTVG ratio, the following considerations must be taken:

i.	Transactions with specific guarantees: when the debtor granted specific guarantees, for generic commercial loans and factoring, the PTVG ratio is calculated independently for each secured transaction, such as the division between the amount of the loans and the contingent credit exposure and the value of the real guarantee that protects it.

ii.	Transactions with general guarantees: when the debtor granted general or general and specific guarantees, the Bank calculates the respective PTVG, jointly for all generic commercial loan and factoring and not contemplated in the preceding paragraph i), as the division between the sum of the amounts of the loans and exposures of contingent credits and the general, or general and specific guarantees that, according to the scope of the remaining coverage clauses, safeguard the credits considered in the numerator of the mentioned ratio.

The amounts of the guarantees used in the PTVG ratio of numbers i) and ii) must be determined according to:

-	The last valuation of the guarantee, be its appraisal or fair value, according to the type of real guarantee in question. For the determination of fair value, the criteria indicated in Chapter 7-12 of the Updated Collection of Standards should be considered.
-	Possible situations that could be causing temporary increases in the values of the guarantees.
-	Limitations on the amount of coverage established in their respective clauses.

d.	Provisions related to financing with a FOGAPE Covid-19 guarantee

On July 17, 2020, the CMF requested to determine specific provisions of the credits guaranteed by the FOGAPE Covid-19 guarantee, for which the expected losses must be determined estimating the risk of each operation, without considering the substitution of credit quality of the guarantee, according to the corresponding individual or group analysis method, in accordance with the provisions of Chapter B-1 of the Compendium of Accounting Standards. This calculation must be carried out in an aggregate manner, grouping all those operations to which the same deductible percentage is applicable. Therefore, the total amount of the expected losses resulting from the aggregate calculation of each group of operations must be contrasted with the respective total deductible amount that corresponds to them and proceed as follows, when the expected losses of the operations of a group to which the same percentage of deductible corresponds, determined according to the procedure indicated are less than or equal to the aggregate amount of the deductible, the provisions will be determined without considering the coverage of FOGAPE Covid-19, that is, without substituting the credit quality of the direct debtor for the guarantee and when they are greater than the aggregate amount of the deductible, the provisions will be determined using the substitution method provided in section 4.1 letter a) of Chapter B-1 of the Compendium of Accounting Standards and will be recognized in separate accounts at that of commercial, consumption and housing provisions. As of June 30, 2021 and December 31, 2020, the Bank has established provisions for this concept of Ch$ 39,506 million and Ch$ 35,789 million respectively (Note 9 and 28).

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-32

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

III.	Additional provisions

According to CMF regulation, banks are allowed to establish provisions over the limits already described, to protect themselves from the risk of non-predictable economical fluctuations that could affect the macro-economic environment or a specific economic sector. According to N°09 B-1 Chapter from the CMF Compendium of Accounting Standards, these provisions will be recorded in liabilities, similar to provisions for contingent loans, see note 3 and 28.

IV.	Charge-offs

As a general rule, charge-offs should be done when the contract rights over cash flow expire. In the case of loans, even if the above does not happen, the Bank will charge-off these amounts in accordance with Title II of Chapter B-2 of the Compendium of Accounting Standards (CMF).

These charge-offs refer to the derecognition from the Consolidated Statements of Financial Position of the respective loan, including any not yet due future payments in the case of installment loans or leasing transactions (for which partial charge-offs do not exist).

Charge-offs are always recorded as a charge to loan risk allowances according to Chapter B-1 of the Compendium of Accounting Regulations, no matter the reason for the charge-off. Any payment received related to a loan previously charged-off will be recognized as recovery of loan previously charged-off at the Consolidated Statement of Income.

Loan and accounts receivable charge-offs are recorded for overdue, past due, and current installments when they exceed the time periods described below since reaching overdue status:

Type of loan	Term
Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non-mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

V.	Recovery of loans previously charged off and accounts receivable from customers

Any recovery on “Loans and accounts receivable from customers” previously charged-off will be recognized as a reduction in the credit risk provisions in the Consolidated Statement of Income.

Any renegotiation of a loan previously charged-off will not give rise to income, as long as the operation continues being considered as impaired. The cash payments received must be treated as recoveries of charged-off loans.

The renegotiated loan can only be included again in assets if it is no longer considered as impaired, also recognizing the capitalization income as recovery of charged-off loans.

q)	Provisions, contingent assets, and contingent liabilities

Provisions are liabilities of uncertain timing or amount. Provisions are recognized in the Consolidated Statements of Financial Position when the Bank:

i.	Has a present obligation (legal or constructive) as a result of past events,
ii.	it is probable that an outflow of resources will be required to settle these obligations and
iii.	the amount of these resources can be reliably measured.

Contingent assets or contingent liabilities are any potential rights or obligations arising from past events whose existence will be confirmed only by the occurrence or non-occurrence if one or more uncertain future events that are not wholly within control of the Bank.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-33

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Consolidated Financial Statements reflect all significant provisions for which it is estimated that the probability of having to meet the obligation is more than likely than not. Provisions are quantified using the best available information regarding the consequences of the event giving rise to them and are reviewed and adjusted at the end of accounting period. Provisions are used when the liabilities for which they were originally recognized are settled. Partial or total reversals are recognized when such liabilities cease to exist or are reduced.

Provisions are classified according to the obligation covered as follows:

-	Provisions for employee salaries and expenses
-	Provisions for mandatory dividends
-	Provisions for contingent loan risks
-	Provisions for contingencies

r)	Income taxes and deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. The measurement of deferred tax assets and liabilities is based on the tax rate, in accordance with the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability will be recovered or settled. The future effects of changes in tax legislation or tax rates are recorded in deferred taxes from the date on which the law is enacted or substantially enacted.

Current taxes for the asset correspond to the provisional payments that exceed the provision for income tax or other loans at income tax, such as training expenses or donations to universities. Additionally, the monthly tax payment (P.P.M.) for recovering by profits absorbed by tax losses. In the case of liabilities they correspond to the provision for income tax calculated according to the results tax for the period, deducted the mandatory or voluntary provisional payments and other credits that apply to this obligation.

s)	Use of estimates

The preparation of the financial statements requires the Bank’s management to make estimates and assumptions that affect the application of the accounting policies and the reported values of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

In certain cases, International Financial Reporting Standards (IFRS) require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date. When available, quoted market prices in active markets have been used as the basis for measurement. When quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of internal modeling and other valuation techniques.

The Bank has established allowances to cover probable losses, to estimate allowances. These allowances must be regularly reviewed taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ ability to pay. Increases in the allowances for loan losses are reflected as “Provision for loan losses” in the Consolidated Statement of Income.

Loans are charged-off when the contractual rights for the cash flows expire, however, for loans and accounts receivable from customers the bank will charge-off in accordance with Title II of Chapter B-2 of the Compendium of Accounting Standards issued by the CMF (ex SBIF). Charge-offs are recorded as a reduction of the allowance for loan losses.

The relevant estimates and assumptions made to calculate provisions are regularly reviewed by the Bank’s Management to quantify certain assets, liabilities, revenues, expenses, and commitments. Revised accounting estimates are recorded in the period in which the estimate is revised and in any affected future period.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-34

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

These estimates are based on the best available information and mainly refer to:

-	Allowances for loan losses (Notes 8, 9, and 28)
-	Impairment losses of certain assets (Notes 7, 8, 9, 10, and 31)
-	The useful lives of tangible and intangible assets (Notes 11, 12 and 31)
-	The fair value of assets and liabilities (Notes 6, 7, 10 and 34)
-	Commitments and contingencies (Note 20)
-	Current and deferred taxes (Note 13)

t)	Non-current assets held for sale

Non-current assets held for sale and discontinued operations

As of June 30, 2021 and December 31, 2020, the Bank classified the investments in associates held up to now in Redbanc and Transbank as held for sale, in accordance with the provisions of IFRS 5 “Non-current assets held for sale and discontinued operations”, because expects to recover the book value primarily through the sale of these investments. In order to carry out this reclassification, the Bank has ensured that it complies with the requirements established for this:

•	It must be available in its current conditions for immediate sale and its sale must be highly probable.
•	For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset (or group of assets for its disposal), and a program to find a buyer and complete said purchase must have been actively initiated.
•	I must also expect the sale to meet the conditions for recognition as a sale ended within the year following the date of classification.

For this, the Bank will measure investments at book value, given that it represents the lowest value in relation to fair value less costs to sell. Additionally, the Bank will recognize any impairment loss on non-current assets held for sale, such as a reduction in the value of those assets to fair value less costs to sell.

As of June 30, 2021, the Bank has classified as “non-current assets held for sale” the investments in Transbank and Redbanc, while Nexus was sold in January 2020. For more information see Note 36.

Assets received or awarded in lieu of payment.

Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognized at their fair value. A price is agreed upon by the parties through negotiation or, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction. In both cases, an independent appraisal is performed.

Any excess of the outstanding loan balance over the fair value is recognized in the Consolidated Statement of Income under “Provision for loan losses”.

These assets are subsequently valued at the lower of the amount initially recorded and the net realizable value, which corresponds to its fair value (liquidity value determined through an independent appraisal) less their respective costs of sale. The difference between both are recognized in the Consolidated Statement under “Other operating expenses”.

At the end of each year the Bank performs an analysis to review the “selling costs” of assets received or awarded in lieu of payments which will be applied at this date and during the following year. On December 2020 the average selling cost has been estimated at 3.2% of the appraisal value (3.1% for December 31, 2019). Additionally, every 18 months a review of the appraisals (independent) is carried out to adjust the fair value of the assets.

In general, it is estimated that these assets will be disposed of within a period of one year from their award date. In compliance with the provisions of article 84 of the General Banking Law, those goods that are not sold within said period are charged off in a single installment. On March 25, 2020, the CMF issued circular No. 2247 where it has resolved to grant an additional period of eighteen months for the sale of all assets that financial institutions have received in payment or are awarded between 1 March 2019 until September 30, 2020, also allowing the charge-off of said assets to be carried out in installments, proportional to the number of months between the date of receipt and the date set by the bank for disposal.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-35

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

u)	Earnings per share

Basic earnings per share are calculated by dividing the net income attributable to the equity holders of the Bank by the weighted average number of shares outstanding during the reported period. Diluted earnings per share are calculated in a similar manner to basic earnings, but the weighted average number of outstanding shares is adjusted to take into consideration the potential diluting effect of stock options, warrants, and convertible debt. As of June 2021 and 2020 and December 31, 2020, the Bank did not have any instruments that generated equity dilution.

v)	Temporary acquisition (assignment) of assets and liabilities

Purchases or sales of financial assets under non-optional repurchase agreements at a fixed price (repos) are recorded in the Consolidated Statements of Financial Position as a financial assignment based on the nature of the debtor (creditor) under “Deposits in the Central Bank of Chile,” “Deposits in financial institutions” or “Loans and accounts receivable from customers” (“Central Bank of Chile deposits,” “Deposits from financial institutions” or “Customer deposits”).

Differences between the purchase and sale prices are recorded as financial interest over the term of the contract.

w)	Assets under management and investment funds managed by the Bank

Assets owned by third parties and managed by certain companies that are within the Bank’s scope of consolidation (Santander S.A. Sociedad Securitizadora), are not included in the Consolidated Statement of Financial Position. Management fees are included in “Fee and commission income” in the Consolidated Statement of Income.

x)	Provision for mandatory dividends

As of June 30, 2021 and 2020 and December 31, 2020, the Bank recorded a provision for minimum mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy, which requires at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. This provision is recorded as a deduction from “Retained earnings” – “Provision for mandatory dividends” in the Consolidated Statement of Changes in Equity with offset to Provisions.

y)	Employee benefits

i.	Post-employment benefits – Defined Benefit Plan:

According to current collective labor agreements and other agreements, the Bank has an additional benefit available to its principal executives, consisting of a pension plan, whose purpose is to endow them with funds for a better supplementary pension upon their retirement.

Features of the Plan:

The main features of the Post-Employment Benefits Plan promoted by the Banco Santander-Chile are:

I.	Aimed at the Bank’s management.
II.	The general requirement is that the beneficiary must still be employed by the Bank when reaching 60 years old.
III.	The Bank will mixed collective life and savings insurance policy for each beneficiary in the plan. Regular voluntary installments will be paid into this fund by the beneficiary and matched by the Bank.
IV.	The Bank will be responsible for granting the benefits directly.

The projected unit credit method is used to calculate the present value of the defined benefit obligation and the current service cost.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-36

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Components of defined benefit cost include:

-	Current service cost and any past service cost, which are recognized in profit or loss for the period;
-	net interest on the liability (asset) for net defined benefit, which is recognized in profit or loss for the period;
-	new liability (asset) remeasurements for net defined benefit include: (a) actuarial gains and losses; (b) the performance of plan assets, and; (c) changes in the effect of the asset ceiling which are recognized in other comprehensive income.

The liability (asset) for net defined benefit is the deficit or surplus, calculated as the difference between the present value of the defined benefit obligation less the fair value of plan assets.

Plan assets comprise the pension fund taken out by the Bank with a third party that is not a related party. These assets are held by an entity legally separated from the Bank and exist solely to pay benefits to employees.

The Bank recognizes the present service cost and the net interest of the Personnel wages and expenses on the Consolidated Statement of Income. Given the plan’s structure, it does not generate actuarial gains or losses. The plan’s performance is established and fixes during the period; consequently, there are no changes in the asset’s cap. Accordingly, there are no amounts recognized in other comprehensive income.

The post-employment benefits liability, recognized in the Consolidated Statement of Financial Position, represents the deficit or surplus in the defined benefit plans of the Bank. Any surplus resulting from the calculation is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions.

When employees leave the plan before meeting the requirements to be eligible for the benefit, contributions made by the Bank are reduced.

ii.	Severance provision:

Severance provision for years of employment are recorded only when they actually occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented or its principal features have been publicly announced, or objective facts about its execution are known.

iii.	Cash-settled share-based compensation

The Bank allocates cash-settled share based compensation to executives of the Bank and its Subsidiaries in accordance with IFRS 2. The Bank measures the services received and the obligation incurred at fair value.

Until the obligation is settled, the Bank calculates the fair value at the end of each reporting period, as well as at the date of settlement, recognizing any change in fair value in the income statement for the period.

z)	New accounting pronouncements

I.       Adoption of new accounting standards and instructions issued by both the current Commission for the Financial Market (CMF) and by The International Accounting Standards Board:

At the date of issuance of these Consolidated Financial Statements, the new accounting pronouncements issued by both the current CMF (ex SBIF) and the International Accounting Standards Board, which have been fully adopted by the Bank, are detailed below.

1.	Accounting Standards issued by the current Financial Market Commission (CMF), former Superintendence of Banks and Financial Institutions.

As of June 30, 2021 the bank has no relevant standards in relation to Covid-19, nonetheless it has the following pronouncement in relation to Basel III:

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-37

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Circular N° 2,285 – Financial report R11 on Systemic Bank Classification. Instructions are supplemented and first report deadline is extended.

This circular released January 26, 2021, supplements the instructions to prepare the new report R11, it also extends its first deadline until March 1, 2021. The first report will contain information related to each month of the 2020 year. The bank immediately implemented this circular and is currently reporting the report in the right time and manner.

Circular N ° 2,288 - Incorporates new files R01, R02, R06, R07 and R08 related to the measurement of solvency levels, equity cash and assets weighted by credit, market and operational risk. This circular issued on April 27, 2021, in order to obtain the information that is required for the application of the new Chapters 21-1 to 21-30 of the Updated Compilation of Standards for Banks, on the implementation of the capital framework of the Basel III standards, the files R01 "Limits of solvency and effective equity" are created, R02 “Regulatory capital instruments”, R06 “Assets weighted by credit risk”, R07 “Assets weighted by market risk” and R08 “Assets weighted by operational risk ”, together with the new tables that complement them.

2. Accounting Standards issued by the International Accounting Standards Board

Reform of the benchmark interest rate. Phase 2 - On August 27, 2020 the IASB has finalized its response to the ongoing rate reform of interbank offer (IBOR) and other reference interest rates by issuing a package of amendments to IFRS Standards. The amendments are intended to help companies provide investors with useful information on the effects of the reform on the state’s financial institutions of those companies. The amendments complement those issued in 2019 and focus on the effects on the financial statements when a company replaces the rate of reference interest for an alternative reference rate as a result of the reform.

The modifications of this final phase refer to:

•	changes in contractual cash flows: a company will not have to derecognise or adjust the carrying amount of instruments due to the changes required by the reform, but will update the effective interest rate to reflect the change to the reference rate alternative;

•	hedge accounting - a business will not have to discontinue its hedge accounting just because it makes the changes required by the reform, if the hedge meets the other hedge accounting criteria;

•	disclosures: a company will be required to disclose information about new risks arising from the reform and how it manages the transition at alternative reference rates.

These amendments are effective for annual reporting periods beginning on or after January 1, 2021, and early adoption is permitted. The Bank has been working since 2019 on the transition of different risk-free reference rates (hereinafter also “RFR”), including the LIBOR rate. In this context, the Bank's work plan includes the identification of the impacted customers, the impacted areas, the various risks to which the Bank is exposed, the determination of work teams regarding each risk, the involvement of the high administration in a robust project governance plan and an action plan for each of the impacted identified risk/areas, which we allowed to face this challenge successfully, see note N° 35.

Amendment to IFRS 16 - Rental concessions related to Covid-19. This modification issued on March 10, 2021, has extended the term of the initial amendment by one year on May 29, 2020, the IASB issued this amendment to provide an exception to tenants from not accounting for a lease concession as a lease amendment if it is related to Covid-19. But you must disclose the application of this exception. The modification is effective as of June 1, 2020, with early application allowed even for financial institutions that have not yet been authorized as of May 28, 2020. The Bank has decided not to take any concession in relation to its lease contracts, therefore that this modification has not had an impact on the Bank's Consolidated Financial Statements.

II.	New accounting standards and instructions issued by both the Commission for the Financial Market (CMF) and by the International Accounting Standards Board that have not come into effect as of June 30, 2021.

As of the closing date of these financial statements, new International Financial Reporting Standards had been published as well as interpretations of them, which were not mandatory as of June 30, 2021. Although in some cases the early application is permitted by the IASB, the Bank has not taken that option.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-38

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

1.	Accounting Standards issued by the current Financial Market Commission (CMF), former Superintendence of Banks and Financial Institutions.

Circular N ° 2243 - Compendium of Accounting Standards for Banks. On December 20, 2019, the CMF issued the updated version of the compendium of accounting standards for banks (CNCB), which mainly incorporates the new modifications introduced by the International Accounting Standards to the international financial reporting standards (IFRS) in recent years, particularly IFRS 9, 15 and 16, also establishes new limitations or precisions due to the need to follow more prudential criteria (i.e. Chapter 5 of impairment of IFRS 9) that are detailed in chapter A-2. The amendments seek greater convergence with IFRS, improve financial information disclosures and contribute to the transparency of the banking system. On April 20, 2020, the CMF issued Circular No. 2249 that postpones the entry into force of the new CNCB from January 1, 2011 with a transition date of January 1, 2021 for purposes of comparative financial statements in March 2022. Additionally, the change of criteria for the suspension of the recognition of income for interest and readjustments (chapter B-2), must be adopted no later than January 1, 2022, with the transition date the beginning of any previous month as of such date, recording the impact against equity and revealing the date on which this criterion was adopted.

During 2020, the Bank has conducted an implementation plan for the new compendium based on a diagnosis where, through an exhaustive analysis, it allowed us to determine the impacts generated at the systems level, availability of information, chart of accounts, financial statements and disclosures. , among others and to be able to elaborate an implementation plan and governance of the project that allows us to dimension the tasks to be executed, deadlines and necessary efforts, and to be able to control this process in an optimal way, communicating the advances and situations identified to the senior administration, which it is strongly involved in this process. At the end of 2020, we observed significant progress in the defined implementation plan, where we do not see major inconveniences to face its culmination during 2021.

Circular N ° 2283 - Promotion of market discipline and transparency through the disclosure of information requirements from banking entities (Pillar 3). Incorporates Chapter 21-20 to the Updated Compilation of Standards. Issued on December 1, 2020, this regulation introduces the requirements for banking institutions to disclose information regarding their position and capital structure in a single format, to reduce information asymmetries. To do this, banking entities must publish the Pillar 3 document independently or together with their financial statements, reporting each of the tables and forms established in the standard, this will allow the market and users of the information a better evaluation of the situation of each entity when knowing the risk profile of local banking institutions. This regulation becomes effective as of December 1, 2022 and must be published for the first time in 2023 (1st quarter). The Bank is evaluating the impact of this regulation and will include it in the work table on the subject.

2.	Accounting Standards issued by the International Accounting Standards Board

IFRS 9, Financial Instruments - On July 24, 2014, the IASB published the final version of IFRS 9 - Financial Instruments, including the regulations already issued together with a new expected loss model and minor modifications to the classification and measurement requirements for financial assets, adding a new category of financial instruments: assets at fair value with changes in other comprehensive result for certain debt instruments. It also includes an additional guide on how to apply the business model and testing of contractual cash flow characteristics.

On October 12, 2017, "Amendment to IFRS 9: Characteristics of Anticipated Cancellation with Negative Compensation" was published, which clarifies that according to the current requirements of IFRS 9, the conditions established in Test SPPI are not met if the Bank should make a settlement payment when the client decides to terminate the credit. With the introduction of this modification, in relation to termination rights, it is allowed to measure at amortized cost (or FVOCI) in the case of negative compensation.

At the local level, the CMF of Banks has established that this standard is part of the new CNCB applicable as of January 1, 2021, except in relation to the impairment of financial instruments (chapter 5.5) and paragraphs 5.4.1 (a) and (b), 5.4.3. and 5.4.4. regarding placements ("Debt from Banks" and "Credits and accounts receivable from customers", or contingent credits), since the criteria for these topics are defined in chapters B-1 and B-3 of the aforementioned Compendium.

Amendments to IFRS 10 and IAS 28 - Sale and Contribution of Assets between an Investor and its Associate or Joint Venture - On September 11, 2014, the IASB published this amendment, which clarifies the scope of the gains and losses recognized in a transaction that involves to an associate or joint venture, and that this depends on whether the asset sold or contribution constitutes a business. Therefore, the IASB concluded that all of the gains or losses should be recognized against the loss of control of a business. Likewise, profits or losses resulting from the sale or contribution of a non-business subsidiary (IFRS 3 definition) to an associate or joint venture must be recognized only to the extent of unrelated interests in the associate or business set.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-39

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

This standard was initially effective as of January 1, 2016, however, on December 17, 2015 the IASB issued "Effective Date of Amendment to IFRS 10 and IAS 28" indefinitely postponing the entry into force of this standard.

Modification to IAS 1 - Classification of liabilities as current and non-current - On January 23, 2020 the IASB issued this modification that affects only the presentation of liabilities in the statement of financial position. The classification as current or non-current should be based on the rights existing at the end of the reporting period and align the wording in all the affected paragraphs by referring to the right to defer settlement for at least 12 months and specify that only the rights in force at the end The reporting period affects the classification of a liability. Along the same lines, it clarifies that the classification is not affected by the expectations of whether an entity will exercise its right to defer the settlement of a liability and makes it clear that the settlement refers to the transfer to the counterparty of cash, equity instruments , other assets or services. This modification is effective as of January 1, 2022 with retroactive effect, and early application allowed. The Bank's administration will evaluate the impact that this rule will have on the presentation of the statement of situation.

Annual Improvements to IFRSs 2018-2020. On May 15, 2020, the IASB issued the following improvements:

-	IFRS 1 First Adoption of IFRS's - Subsidiary as first-time adopter: the amendment allows a subsidiary that applies paragraph D16 (a) of IFRS 1 measure the accumulated differences using the amounts reported by its parent, based on the date.
-	IFRS 9 Financial Instruments - Fees in the "10% test" for derecognition of financial liabilities: The amendment clarifies that Fees should include an entity when it applies the "10% test" in paragraph B3.3.6 of IFRS 9 when assessing derecognition of a financial liability. An entity will include only commissions paid and received between the entity (the debtor) and the lender, including commissions paid and received by the entity or the lender on behalf of others.
-	IFRS 16 Leases - Lease Incentives: The amendment to Illustrative Example 13 that accompanies IFRS 16 removes from the example the illustration of reimbursement of improvements to the landlord to resolve any possible confusion regarding the treatment of leasing that may arise because of how lease incentives are illustrated in that example.
-	IAS 41 Agriculture - Taxes on fair value measurement: the amendment eliminates the requirement of paragraph 22 of IAS 41 for entities exclude cash flows from taxes when measuring the fair value of a biological asset using the present value technique. This will guarantee consistency with the requirements of IFRS 13.

The improvements to IFRS 1, IFRS 9 and IAS 41 are effective as of January 1, 2022, with earlier application permitted. The amendment to IFRS 16 only refers to an illustrative example, so it does not set an effective date. The Bank's management will evaluate the impact that this standard will have on the presentation of the situation.

Improvements to IAS 16 Property, plant and equipment - Income before intended use. On May 15, 2020, the IASB published this improvement, which prohibits deducting from the cost of an item of property, plant and equipment any income from the sale of items produced while they are located and placed in the necessary conditions for it to operate. in the manner intended by management. Instead, an entity recognizes the income from the sale of those items and the cost of producing them, in profit or loss. This amendment is effective as of January 1, 2022, with early application permitted. The Bank's administration will evaluate the impact that this regulation will have on the presentation of the statement of situation.

Modification IAS 37 - Onerous contracts, costs of fulfilling a contract. On May 15, 2020, the IASB published this amendment, which establishes that the cost of fulfilling a contract comprises the costs that are directly related to the contract. The costs that are directly related to a contract can be incremental costs of fulfilling that contract (examples would be direct labor, materials) or an allocation of other costs that are directly related to the fulfillment of contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used to fulfill the contract). This amendment is effective as of January 1, 2022, with early application allowed. The Bank's management will evaluate the impact that this standard will have on the presentation of the statement situation.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-40

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Modification to IFRS 3 - Reference to the conceptual framework. On May 15, 2020 the IASB published this amendment which updates IFRS 3 to refer to the 2018 Conceptual Framework instead of the 1989 Framework. Additionally, it adds to IFRS 3 a requirement for transactions and other events within the scope of IAS. 37 or IFRIC 21, for an acquirer to apply IAS 37 or IFRIC 21 (instead of the Conceptual Framework) in identifying liabilities assumed in a business combination, and adds an explicit statement stating that an acquirer should not recognize assets contingents acquired in a business combination. This amendment is effective as of January 1, 2022, with early application permitted. The Bank's management will evaluate the impact that this standard will have on the presentation of the balance sheet.

Amendment to IAS 8 - Definition of accounting estimates. On February 12, 2021, the IASB published this amendment to help entities distinguish between accounting policy and accounting estimate. The definition of change in accounting estimates is replaced with a definition of accounting estimates. Under the new definition, accounting estimates are "monetary amounts in financials statements that are subject to measurement uncertainty."

The amendments are effective for annual periods beginning on or after January 1, 2023 and changes in accounting policies and changes in accounting estimates that occur on or after the beginning of that period. The above application is allowed. The Bank's management will evaluate the impact that this standard will have on the presentation of the balance sheet.

Amendment to IAS 1 and IFRS 2 Practice Statements - Accounting Policy Disclosures. On February 12, 2021, the IASB published this amendment that is intended to assist in identifying which accounting policies should be disclosed in financial statements. Modifications include:

-	an entity is required to disclose its material accounting policy information rather than its significant accounting policies
-	explains how an entity can identify material accounting policies and gives examples of when accounting policies are likely to be material
-	the amendments clarify that the information on accounting policies may be material due to its nature, even if the related amounts are immaterial; the amendments clarify that information on accounting policies is material if users of an entity's financial statements will need it to understand other material information in the financial statements; and
-	the amendments clarify that, if an entity discloses immaterial accounting policy information, such information will not hide the material accounting policy information.

In addition, the IFRS 2 Practice Statement has been amended by adding guidance and examples to explain and demonstrate the application of the "four-step materiality process" to accounting policy information to support amendments to IAS 1.

The modifications are applied prospectively. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023. Early application is permitted. Once the entity applies the amendments to IAS 1, it is also allowed to apply the amendments to the IFRS 2 Practice Statement. The Bank's management will evaluate the impact that this standard will have on the presentation of the balance sheet.

Modification IAS 12 - Deferred taxes on assets and liabilities generated from a single transaction. This Modification issued on May 7, 2021, on the treatment of deferred taxes on operations such as leases and decommissioning obligations. In these situations, entities must recognize deferred assets and liabilities in the event that both deductible and taxable temporary differences occur for the same amount. The modifications are effective for fiscal years beginning on January 1, 2023, with early application permitted. The Bank's management will evaluate the impact that this standard will have on the presentation of the balance sheet.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-41

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 02

ACCOUNTING CHANGES

As of the date of these Consolidated Financial Statements, there are no accounting changes to disclose.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-42

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 03

SIGNIFICANT EVENTS

As of June 30, 2021, the following significant events have occurred and affected the Bank’s operations and Consolidated Interim Financial Statements.

a)	The Board

On March 30, 2021, in an extraordinary session of the Board of Directors, it was agreed to summon an Ordinary Shareholders Meeting scheduled for April 29, 2021 with the intention to propose a new distribution of profits and payment of dividends equivalent to 60% of the retained earnings as of December 31, 2020 equivalent to $ 1.64751729 per share and to propose that the remaining 40% of the profits for the fiscal year to be destined to increase the Bank's reserves.

b)	Shareholders’ meeting

At the Ordinary Shareholders' Meeting of Banco Santander-Chile held on April 29, 2021, together with approving the Consolidated Financial Statements for the year 2020, it was agreed to distribute 60% of the net profits for the year (which are named in the financial statements “Profit attributable to equity holders of the Bank”), which amounted to $ 517,447 million. Said profits correspond to a dividend of $ 1.64751729 for each share. Likewise, it was approved that the remaining 40% of the profits be used to increase the Bank's reserves.

Board election: the members approved the election of Messrs. Alfonso Gómez, Claudio Melandri, Rodrigo Vergara, Félix de Vicente, Orlando Poblete, Juan Pedro Santa María, Ana Dorrego, Rodrigo Echenique and Lucía Santa Cruz, as Directors, and Blanca Bustamante and Oscar von Chrismar, as Alternate Directors, elected for a period of three years until the next renewal of the entire Board of Directors.

Appointment of external auditors: the members approved PricewaterhouseCoopers Consultores Auditores SpA as external auditors for the 2021 financial year.

c)	COVID-19 or SARS CoV-2

The aid measures that the Bank has granted in the current pandemic context are classified into new operations granted under Fogape guarantees and rescheduled operations:

Covid-19	As of June 30, 2021 MCh$
Operations with Fogape guarantee	1,680,405
Rescheduling	8,324,124
Reactivate Fogape	730,822

In view of the persistence of the Covid-19 pandemic, with the consequent effects on the normal development of economic activities, on April 23, 2021, the CMF instructed to extend until July 31, 2021, the exceptional treatment of provisions group and individual credit risk.

d)	Laws and Regulation

Chilean Central Bank

Due to the importance of the FCIC for the implementation of monetary policy and financial stability and considering the evolution of the financing needs of companies and the adjustments in the Government's guarantee programs, the Central Bank of Chile announced on 27 January 2021, the start of a third stage of this instrument (FCIC3). In particular, this new stage is aimed at: (i) completing the committed execution of this monetary policy instrument, and (ii) deepening and extending commercial credit due to the prolongation of the sanitary emergency and the need to support the country’s reactivation process, responding to the current financial needs of companies, complementing the recently enacted Fogape-Reactiva program, especially in its refinancing line. FCIC 3 came into effect on March 1, 2021 and there will be a limit of US $ 2 billion per bank. Additionally, the Fogape-Reactiva program is a new economic support measure that includes financing for working capital, investment and refinancing for SMEs until December 31, 2021.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-43

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 03

SIGNIFICANT EVENTS, continued

Others

On April 13, 2021, Law No. 21,314 was published in the Official Gazette, which, among other matters, establishes new transparency requirements and reinforces the responsibilities of market agents. One of the requirements is that companies issuing public offering securities must publish, at least 30 days in advance, the date on which the next financial statements will be disclosed, be they annual or quarterly. The Bank complied with this requirement on its website.

e)	Companies

On January 7, 2021, the Extraordinary Shareholders' Meeting of Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile SA agreed to pay the total subscribed and unpaid equity by its shareholders, for a total amount of Ch$ 3,727 million. Shareholder Santander Asesorias Financieras made its payment in cash for Ch$ 800 thousand. The shareholder Banco Santander-Chile made its payment in part with cash for Ch$ 38 million and also contributing assets valued by the extraordinary Shareholders' Meeting at Ch$ 3,689 million.

On January 29, 2021, in exempt resolution N°704, the Council of the Financial Market Commission adopted in the Ordinary Session N°. 220 dated January 28, 2021, to approve the application for authorization of operation for Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A. as a bank support company and its registration in the single register of Payment Card Operators of this Institution.

On March 22, 2021, Getnet, through an Extraordinary Shareholders' Meeting, agreed to modify the company’s bylaws with regard to the number of Directors, from 3 to 5.

f)	Issuance of bank bonds

f.1)	Senior bonds

During 2021, the Bank has issued current bonds for USD 177,000,000, JPY 10,000,000,000 y CHF 150,000,000. The detail of the placements made during the current year is included in Note 16.

Series	Currency	Term (years)	Issuance rate (Annual) %	Issue date	Amount	Maturity date
USD Bond	USD	2 years and 10 months	0.71	02-25-2021	50,000,000	12-28-2023
USD Bond	USD	2 years and 11 months	0.72	02-26-2021	100,000,000	01-26-2024
USD Bond	USD	7 years	2.05	06-09-2021	27,000,000	06-09-2028
Total	USD				177,000,000
JPY Bond	JPY	5 years	0.35	05-13-2021	10,000,000,000	05-13-2026
CHF Bond	CHF	6 years	0.33	06-22-2021	150,000,000	06-27-2027

g)	Others

On February 3, 2021, the Bank's Board of Directors in an extraordinary session approved the constitution of additional voluntary provisions for an amount that amounts to Ch$ 24,000 million, in order to mitigate possible future effects of the current health crisis on the loan portfolio of the Bank.

On May 25, 2021, the Bank's Board of Directors in an extraordinary session approved the constitution of additional voluntary provisions for an amount that amounts to $ 18,000 million, in order to mitigate eventual future effects of the current health crisis on the loan portfolio of the Bank.

In Ordinary Session dated June 22, 2021, the Board of Directors agreed to participate in the capital increase of the company Transbank S.A.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-44

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 04

REPORTING SEGMENTS

The Bank manages and measures the performance of its operations by business segments. The information disclosed in this note is not necessarily comparable to that of other financial institutions, since it is based on management’s internal information system by segment.

Inter-segment transactions are conducted under normal arm’s length commercial terms and conditions. Each segment’s assets, liabilities, and income include items directly attributable to the segment to which they can be allocated on a reasonable basis. A business segment comprises clients to whom a differentiated product offering is directed but which are homogeneous in terms of their performance and which is measured in a similar way.

In order to achieve compliance with the strategic objectives established by senior management and adapt to changing market conditions, from time to time, the Bank makes adjustments in its organization, modifications that in turn impact to a greater or lesser extent, in the way in which it is managed. As such, current disclosure provides information for all periods presented on how the Bank is managed as of June 30, 2021.

The Bank has the reportable segments noted below:

Retail Banking

Consists of individuals and small to middle-sized entities (SMEs) with annual income less than Ch$2,000 million. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stockbrokerage, and insurance brokerage. Additionally, the SME clients are offered government-guaranteed loans, leasing and factoring.

Middle-market

This segment is made up of companies and large corporations with annual sales exceeding Ch$2,000 million. It serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding Ch$800 million with no upper limit. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage. Also, companies in the real estate industry are offered specialized services to finance residential projects, with the aim of expanding sales of mortgage loans.

Global Corporate Banking

This segment consists of foreign and domestic multinational companies with sales over Ch$10,000 million. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, mutual funds and insurance brokerage.

This segment also consists of a Treasury Division which provides sophisticated financial products, mainly to companies in the Middle-market and Global Corporate Banking segments. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization, and other tailor-made products. The Treasury area may act as brokers to transactions and also manages the Bank’s investment portfolio.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-45

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 04

REPORTING SEGMENTS, continued

Corporate Activities (“Other”)

This segment mainly includes the results of our Financial Management Division, which develops global management functions, including managing inflation rate risk, foreign currency gaps, interest rate risk and liquidity risk. Liquidity risk is managed mainly through wholesale deposits, debt issuances and the Bank’s available for sale portfolio. This segment also manages capital allocation by unit. These activities usually result in a negative contribution to income.

In addition, this segment encompasses all the intra-segment income and all the activities not assigned to a given segment or product with customers.

The segments’ accounting policies are those described in the summary of accounting policies. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations. To evaluate a segment’s financial performance and make decisions regarding the resources to be assigned to segments, the Chief Operating Decision Maker (CODM) bases his assessment on the segment's interest income, fee and commission income, and expenses.

Below are the tables showing the Bank’s amounts by business segment, for the periods ending as of June 30, 2021 and 2020:

			June 30, 2021
	Loans and accounts receivable from customers (1)	Demand and time deposits (2)	Net interest income	Net fee and commission income	Financial transactions, net (3)	Provision for loan losses	Support expenses (4)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Retail Banking	24,828,047	13,527,229	523,594	123,218	18,033	(117,740)	(308,980)	238,125
Middle-market	8,238,078	5,961,899	168,318	18,868	10,361	(24,246)	(43,921)	129,380
Global Corporate Banking	1,533,073	8,369,591	46,427	12,085	56,442	4,562	(36,421)	83,095
Other	78,692	1,619,340	130,756	(2,179)	(13,537)	(46,619)	(5,347)	63,074

Total	34,677,890	29,478,059	869,095	151,992	71,299	(184,043)	(394,669)	513,674

Other operating income								10,316
Other operating expenses								(51,385)
Income from investments in associates and other companies								887
Income tax expense								(102,520)
Result of continuous operations								370,972
Result of discontinued operations								-
Net income for the period								370,972

(1)	Loans receivable from customers plus the balance indebted by banks, without deducting their allowances for loan losses.

(2)	Corresponds to demand and time deposits.

(3)	The sum of net income (expense) from financial operations and foreign exchange gains or losses.

(4)	The sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-46

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 04

REPORTING SEGMENTS, continued

			June 30, 2020
	Loans and accounts receivable from customers (1)	Demand and time deposits (2)	Net interest income	Net fee and commission income	Financial transactions, net (3)	Provision for loan losses	Support expenses (4)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Retail Banking	23,716,643	10,688,890	515,326	107,930	13,090	(160,801)	(299,188)	176,357
Middle-market	9,119,748	5,437,225	164,555	19,708	9,561	(56,949)	(46,574)	90,301
Global Corporate Banking	2,273,420	7,287,212	53,325	12,465	40,020	(37,351)	(35,203)	33,256
Other	178,152	3,143,078	35,436	(3,438)	37,399	(38,832)	(4,691)	25,874

Total	35,287,963	26,556,405	768,642	136,665	100,070	(293,933)	(385,656)	325,788

Other operating income								11,939
Other operating expenses								(46,596)
Income from investments in associates and other companies								596
Income tax expense								(61,325)
Result of continuous operations								230,402
Result of discontinued operations								-
Net income for the period								230,402
(1)	Loans receivable from customers plus the balance indebted by banks, without deducting their allowances for loan losses.

(2)	Corresponds to demand and time deposits.

(3)	The sum of net income (expense) from financial operations and foreign exchange gains or losses.

(4)	The sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-47

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 05

CASH AND CASH EQUIVALENTS

a)	The detail of the balances included under cash and cash equivalents is as follows:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$

Cash and deposit in banks
Cash	808,476	665,397
Deposit in the Central Bank of Chile	5,031,785	1,313,394
Deposit in domestic banks	9,454	1,571
Deposit in foreign banks	1,662,398	822,926
Subtotal	7,512,113	2,803,288

Cash items in process of collection, net	87,958	91,332

Cash and cash equivalents	7,600,071	2,894,620

The balance of funds held in cash and at the Central Bank of Chile reflects the reserves that the Bank must maintain on average each month.

b)	Operations in process of settlement:

Operations in process of settlement are transactions with only settlement pending, which will increase or decrease the funds of the Central Bank of Chile or of banks abroad, usually within the next 24 or 48 working hours to each end of operation. These operations are as follows:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$
Assets
Documents held by other banks (document to be cleared)	128,741	137,396
Funds receivable	911,676	315,567
Subtotal	1,040,417	452,963
Liabilities
Funds payable	952,459	361,631
Subtotal	952,459	361,631

Cash items in process of collection, net	87,958	91,332

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-48

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 06

TRADING INVESTMENTS

The detail of instruments deemed as financial trading investments is as follows:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	726	419
Chilean Central Bank Notes	-	-
Other Chilean Central Bank and Government securities	24,103	131,827
Subtotal	24,829	132,246

Other Chilean securities
Time deposits in Chilean financial institutions	-	-
Mortgage finance bonds of Chilean financial institutions	-	-
Chilean financial institutions bonds	-	-
Chilean corporate bonds	17,507	1,472
Other Chilean securities	-	-
Subtotal	17,507	1,472

Foreign financial securities
Foreign Central Banks and Government securities	-	-
Other foreign financial instruments	1,479	-
Subtotal	1,479	-

Investments in mutual funds
Funds managed by related entities	-	-
Funds managed by third parties	-	-
Subtotal	-	-

Total	43,815	133,718

As of June 30, 2021 and December 31, 2020, there were no trading investments sold under contracts to resell to clients and financial institutions.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-49

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

a)	As of June 30, 2021 and December 31, 2020, the Bank holds the following portfolio of derivative instruments:

	As of June 30, 2021
	Notional amount				Fair value
	Up to 3 Months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	410,981	352,096	7,738,137	8,501,214	11,220	310,921
Cross currency swaps	118,839	1,153,117	4,624,004	5,895,960	87,117	121,602
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	529,820	1,505,213	12,362,141	14,397,174	98,337	432,523

Cash flow hedge derivatives
Currency forwards	294,414	1,325,160	45,533	1,665,107	2,825	951
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	207,116	1,313,045	12,149,911	13,670,072	40,065	226,791
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	501,530	2,638,205	12,195,444	15,335,179	42,890	227,742

Trading derivatives
Currency forwards	23,090,834	13,160,495	10,135,635	46,386,964	395,726	457,045
Interest rate swaps	7,442,025	18,775,380	89,190,486	115,407,891	2,392,430	2,408,521
Cross currency swaps	2,273,479	7,593,392	74,713,958	84,580,829	3,373,660	3,194,050
Call currency options	121,540	31,010	-	152,550	587	1,339
Call interest rate options	-	-	-	-	-	-
Put currency options	125,759	8,594	714	135,067	1,240	271
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	33,053,637	39,568,871	174,040,793	246,663,301	6,163,643	6,061,226

Total	34,084,987	43,712,289	198,598,378	276,395,654	6,304,870	6,721,491

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-50

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

	As of December 31, 2020
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	50,000	410,687	5,064,113	5,524,800	33,816	83,666
Cross currency swaps	317,400	601,987	5,634,700	6,554,087	294,562	178,529
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	367,400	1,012,674	10,698,813	12,078,887	328,378	262,195

Cash flow hedge derivatives
Currency forwards	2,121,326	503,280	601,582	3,226,188	2,985	3,556
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	424,358	498,373	9,777,491	10,700,222	35,902	183,386
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	2,545,684	1,001,653	10,379,073	13,926,410	38,887	186,942

Trading derivatives
Currency forwards	22,729,787	12,175,074	8,215,576	43,120,437	1,085,327	1,158,904
Interest rate swaps	14,006,503	22,118,742	97,803,009	133,928,254	3,651,651	3,588,912
Cross currency swaps	6,719,065	15,138,056	138,352,345	160,209,466	3,921,440	3,819,446
Call currency options	129,339	31,641	57,581	218,561	1,527	909
Call interest rate options	-	-	-	-	-	-
Put currency options	112,145	16,173	58,276	186,594	4,875	1,352
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	43,696,839	49,479,686	244,486,787	337,663,312	8,664,820	8,569,523

Total	46,609,923	51,494,013	265,564,673	363,668,609	9,032,085	9,018,660

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-51

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b)	Microhedge accounting

Fair value microhedge

The Bank uses cross-currency swaps, interest rate swaps and call money swaps to hedge its exposure to changes in fair value of hedged items attributable to interest rates. The aforementioned hedging instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate.

The hedged items and hedge instruments under fair value hedges as of June 30, 2021 and December 31, 2020, classified by term to maturity are as follows:

As of June 30, 2021	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Available for sale investments
Chilean Sovereign bonds	10,981	10,981	147,825	256,306	426,093
Mortgage finance bonds	571	-	-	-	571
American treasury bonds	-	-	183,020	538,079	721,099
Chilean General treasury bonds	-	-	-	-	-
Central bank bonds (BCP)	-	-	-	-	-
Time deposits and other demand liabilities
Time deposits	222,096	59,498	-	-	281,594
Issued debt instruments
Senior bonds	148,644	903,568	2,767,551	579,340	4,399,103
Subordinated bonds	-	73,208	73,208	146,416	292,832
Obligations with Banks:
Interbank loans	-	-	-	-	-
Central bank loans	-	6,178,000	-	-	6,178,000
Total	382,292	7,225,255	3,171,604	1,520,141	12,299,292
Hedging instrument
Cross currency swaps	119,215	838,066	2,811,457	579,341	4,348,079
Interest rate swaps	263,077	6,387,189	360,147	940,800	7,951,213
Total	382,292	7,225,255	3,171,604	1,520,141	12,299,292

As of December 31, 2020	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Available for sale investments
Chilean Sovereign bonds	10,687	10,687	138,044	249,440	408,858
Mortgage financing bonds	-	918	-	-	918
American treasury bonds	-	-	178,118	-	178,118
Chilean General treasury bonds	-	-	-	-	-
Central bank bonds	-	-	-	-	-
Time deposits and other demand liabilities
Time deposits	58,238	58,217	-	-	116,455
Issued debt instruments
Senior bonds	88,023	801,349	2,112,831	1,220,521	4,222,724
Subordinated bonds	-	-	249,363	142,494	391,857
Obligations with Banks:
Interbank loans	-	-	-	-	-
Chilean central bank loans	-	-	3,865,000	-	3,865,000
Total	156,948	871,171	6,543,356	1,612,455	9,183,930
Hedging instrument
Cross currency swaps	96,261	835,484	2,056,864	1,220,521	4,209,130
Interest rate swaps	60,687	35,687	4,486,492	391,934	4,974,800
Total	156,948	871,171	6,543,356	1,612,455	9,183,930

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-52

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Cash flow microhedges

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of mortgages, bonds and interbank loans at a variable rate. To cover the inflation risk in some items, both forwards as well as currency swaps are used.

The notional values of the hedged items as of June 30, 2021 and December 31, 2020, the periods when the cash flows will be generated are the following:

As of June 30, 2021	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Mortgage loan	1,911,547	3,685,581	3,833,937	1,994,106	11,425,171
Commercial loans
Available for sale investments	-	-	42,843	14,642	57,485
Time deposits (ASI)	-	-	-	-	-
Chilean Sovereign bonds	-	150,035	911,408	200,749	1,262,192
Chilean Central Bank bonds
Time deposits and other time liabilities	29,283	-	-	-	29,283
Time deposits
Issued debt instruments	157,397	-	-	-	157,397
Senior bonds (variable rate)	770,639	228,687	715,536	417,919	2,132,781
Senior bonds (fixed rate)
Interbank borrowings
Interbank loans	270,870	-	-	-	270,870
Total	3,139,736	4,064,303	5,503,724	2,627,416	15,335,179
Hedging instrument
Cross currency swaps	1,520,161	4,018,771	5,503,724	2,627,416	13,670,072
Currency forwards	1,619,575	45,532	-	-	1,665,107
Total	3,139,736	4,064,303	5,503,724	2,627,416	15,335,179

As of December 31, 2020	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Mortgage loan	1,926,918	2,520,951	2,761,742	2,084,180	9,293,791
Commercial loans	-	-	-	-	-
Available for sale investments
Time deposits	-	-	42,532	-	42,532
Chilean Sovereign bonds	-	-	-	-	-
Chilean Central Bank bonds	-	175,875	891,791	196,428	1,264,094
Time deposits and other time liabilities
Time deposits	-	-	-	-	-
Issued debt instruments
Senior bonds (variable rate)	167,430	-	-	-	167,430
Senior bonds (fixed rate)	1,125,253	610,385	643,700	415,865	2,795,203
Interbank borrowings
Interbank loans	327,736	35,624	-	-	363,360
Total	3,547,337	3,342,835	4,339,765	2,696,473	13,926,410
Hedging instrument
Cross currency swaps	922,731	2,741,253	4,339,765	2,696,473	10,700,222
Currency forwards	2,624,606	601,582	-	-	3,226,188
Total	3,547,337	3,342,835	4,339,765	2,696,473	13,926,410

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-53

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

An estimate of the periods in which flows are expected to be produced is as follows:

b.1) Forecasted cash flows for interest rate risk:

As of June 30, 2021	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	1,831	3,471	3,883	1,506	10,691
Outflows	(308,089)	(141,513)	(106,455)	(101,001)	(657,058)
Net flows	(306,258)	(138,042)	(102,572)	(99,495)	(646,367)

Hedging instrument
Inflows	308,089	141,513	106,455	101,001	657,058
Outflows (*)	(1,831)	(3,471)	(3,883)	(1,506)	(10,691)
Net flows	306,258	138,042	102,572	99,495	646,367
(*)	Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

As of December 31, 2020	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	18,219	2,284	2,512	-	23,015
Outflows	(90,303)	(123,604)	(104,198)	(83,397)	(401,502)
Net flows	(72,084)	(121,320)	(101,686)	(83,397)	(378,487)

Hedging instrument
Inflows	90,303	123,604	104,198	83,397	401,502
Outflows (*)	(18,219)	(2,284)	(2,512)	-	(23,015)
Net flows	72,084	121,320	101,686	83,397	378,487
(*)	Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

b.2) Forecasted cash flows for inflation risk:

As of June 30, 2021	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	157,301	408,228	788,341	575,410	1,929,280
Outflows	(31,369)	(18,791)	(44,267)	(30,443)	(124,870
Net flows	125,932	389,437	744,074	544,967	1,804,410

Hedging instrument
Inflows	31,369	18,791	44,267	30,443	124,870
Outflows	(157,301)	(408,228)	(788,341)	(575,410)	(1,929,280)
Net flows	(125,932)	(389,437)	(744,074)	(544,967)	(1,804,410)

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-54

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

As of December 31, 2020	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	114,734	257,698	457,046	406,499	1,235,977
Outflows	(32,238)	(19,702)	(55,388)	(26,993)	(134,321)
Net flows	82,496	237,996	401,658	379,506	1,101,656

Hedging instrument
Inflows	32,238	19,702	55,388	26,993	134,321
Outflows	(114,734)	(257,698)	(457,046)	(406,499)	(1,235,977)
Net flows	(82,496)	(237,996)	(401,658)	(379,506)	(1,101,656)

b.3)	Forecasted cash flows for exchange rate risk:

As of June 30, 2021 and December 31, 2020, the Bank did not have cash flow hedges for exchange rate risk.

c)	The accumulated effect of the mark to market adjustment of cash flow hedges produced by hedge instruments used in hedged cash flow was recorded in the Consolidated Statement of Changes in Equity, specifically within Other comprehensive income as of June 30, 2021 and 2020, and is as follows:

	As of June 30,
Hedged item	2021	2020
	MCh$	MCh$

Interbank loans	1,476	(389)
Time deposits	244	-
Issued debt instruments	10,518	(34,639)
Available for sale investments	(31,228)	(2,639)
Loans and accounts receivable from customers	(171,727)	32,588
Chilean sovereign bond	(3,797)	-
Net flows	(194,514)	(5,079)

Since the inflows and outflows for both the hedged element and the hedging instrument mirror each other, the hedges are nearly 100% effective, which means that the fluctuations of fair value attributable to risk components are almost completely offset.

During the year, the bank did not have any cash flow hedges of forecast transactions.

d)	Below is a presentation of income generated by cash flow hedges amount that were reclassified from other comprehensive income to income for the year:

	As of June 30,
	2021	2020
	MCh$	MCh$

Bond hedging derivatives	(1,571)	(1,562)
Interbank loans hedging derivatives	-	1
Mortgage loans hedging derivatives	(10,357)	-
Cash flow hedge net income	(11,928)	(1,561)

(*)	See Note 21 “Equity”, letter e).

e)	Net investment hedges in foreign operations:

As of June 30, 2021 and December 31, 2020, the Bank does not have any net foreign investment hedges in its hedge accounting portfolio.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-55

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

f)	Fair value macrohedges

The Bank has macrocoverages for loans and accounts receivable from clients, specifically for the mortgage loan portfolio and for the commercial loan portfolio, the following is the detail,

	Notional amount
As of June 30, 2021	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Loans and accounts receivables from customers
Mortgage loan	1,152,740	-	-	395,141	1,547,881
Commercial loans	500,001	50,000	-	-	550,001
Total	1,652,741	50,000	-	395,141	2,097,882
Hedging instrument
Cross currency swaps	1,152,740	-	-	395,141	1,547,881
Currency forwards	500,001	50,000	-	-	550,001
Total	1,652,741	50,000	-	395,141	2,097,882

	Notional amount
As of December 31, 2020	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Loans and accounts receivables from customers
Mortgage loan	823,126	786,352	-	735,479	2,344,957
Commercial loans	400,000	150,000	-	-	550,000
Total	1,223,126	936,352	-	735,479	2,894,957
Hedging instrument
Cross currency swaps	823,126	786,352	-	735,479	2,344,957
Currency forwards	400,000	150,000	-	-	550,000
Total	1,223,126	936,352	-	735,479	2,894,957

As of June 30, 2021 and December 31, 2020, Ch$ 371,127 million and Ch$ 327,938 million are presented in “other assets” for the valuation of the net assets or liabilities hedged at fair value in a macro hedge, see Note 14.

As of June 30, 2021 and December 31, 2020, Ch$ 188,546 million and Ch$ 51,089 millions are presented in “other assets” for the valuation of the net assets or liabilities hedged at fair value in a micro hedge, see Note 19.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-56

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 08

INTERBANK LOANS

a)	As of June 30, 2021 and December 31, 2020, the balances for “Interbank loans” are the following:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$

Domestic banks
Loans and advances to banks	-	-
Deposits in the Central Bank of Chile - not available	-	-
Non-transferable Chilean Central Bank Bonds	-	-
Other Central Bank of Chile loans	-	-
Interbank loans	-	-
Overdrafts in checking accounts	-	-
Non-transferable domestic bank loans	-	-
Foreign trade credits Chilean exports	-	4,591
Other domestic bank loans	-	-
Allowances and impairment for domestic bank loans	-	(4)

Foreign interbank loans
Interbank loans – Foreign	7,643	14,339
Overdrafts in checking accounts	-	-
Non-transferable foreign bank deposits	-	-
Other foreign bank loans	-	-
Provisions and impairment for foreign bank loans	(6)	(6)

Total	7,637	18,920

b)	The amount of provisions and impairment of interbank loans is detailed below:

	As of June 30,			As of December 31,
	2021			2020
	Domestic banks	Foreign banks	Total	Domestic banks	Foreign banks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1	4	6	10	-	19	19
Charge-offs	-	-	-	-	-	-
Provisions established	-	12	12	9	21	30
Provisions released	(4)	(12)	(16)	(5)	(34)	(39)

Total	-	6	6	4	6	10

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-57

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS

a)	Loans and accounts receivable from customers

As of June 30, 2021 and December 2020, the composition of the loan portfolio is the following:

	Assets before allowances				Established allowances (*)
As of June 30, 2021	Normal portfolio	Substandard portfolio	Non-compliance portfolio	Total	Individual allowances	Group allowances	Total	Assets Net Balances
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans (*)	11,848,722	925,265	754,004	13,527,991	(234,774)	(258,919)	(493,693)	13,034,298
Foreign trade loans	1,063,054	41,399	42,636	1,147,089	(56,714)	(3,259)	(59,973)	1,087,116
Checking accounts debtors	88,724	14,088	10,967	113,779	(4,257)	(7,373)	(11,630)	102,149
Factoring transactions	529,349	5,459	4,511	539,319	(6,833)	(694)	(7,527)	531,792
Student Loans	52,626	-	6,886	59,512	-	(3,936)	(3,936)	55,576
Leasing transactions	1,089,013	156,390	76,011	1,321,414	(16,993)	(9,607)	(26,600)	1,294,814
Other loans and account receivable	197,775	2,845	17,459	218,079	(3,354)	(14,940)	(18,294)	199,785
Subtotal	14,869,263	1,145,446	912,474	16,927,183	(322,925)	(298,728)	(621,653)	16,305,530

Mortgage loans
Loans with mortgage finance bonds	5,791	-	287	6,078	-	(43)	(43)	6,035
Mortgage mutual loans	87,054	-	1,882	88,936	-	(327)	(327)	88,609
Other mortgage mutual loans	12,473,444	-	402,648	12,876,092	-	(71,405)	(71,405)	12,804,687
Subtotal	12,566,289	-	404,817	12,971,106	-	(71,775)	(71,775)	12,899,331

Consumer loans
Installment consumer loans	3,396,446	-	185,612	3,582,058	-	(233,136)	(233,136)	3,348,922
Credit card balances	1,072,516	-	6,792	1,079,308	-	(25,490)	(25,490)	1,053,818
Leasing transactions	2,945	-	2	2,947	-	(29)	(29)	2,918
Other consumer loans	105,931	-	1,714	107,645	-	(6,427)	(6,427)	101,218
Subtotal	4,577,838	-	194,120	4,771,958	-	(265,082)	(265,082)	4,506,876

Total	32,013,390	1,145,446	1,511,411	34,670,247	(322,925)	(635,585)	(958,510)	33,711,737

(*)	Contains fogape provisions for Ch$ 39,506 million.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-58

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

	Assets before allowances				Established allowances (*)
As of December 31, 2020	Normal portfolio	Substandar portfolio	Non-compliance portfolio	Total	Individual allowances	Group allowances	Total	Assets Net Balances
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	12,080,177	700,855	778,863	13,559,895	(268,296)	(252,388)	(520,684)	13,039,211
Foreign trade loans	1,002,748	195,262	41,261	1,239,271	(56,499)	(3,513)	(60,012)	1,179,259
Checking accounts debtors	104,216	9,389	12,005	125,610	(4,553)	(7,225)	(11,778)	113,832
Factoring transactions	488,633	5,195	3,851	497,679	(5,839)	(653)	(6,492)	491,187
Student Loans	56,040	-	7,340	63,380	-	(3,630)	(3,630)	59,750
Leasing transactions	1,119,641	153,005	82,511	1,355,157	(17,001)	(8,002)	(25,003)	1,330,154
Other loans and account receivable	171,523	2,172	22,849	196,544	(5,461)	(13,629)	(19,090)	177,454
Subtotal	15,022,978	1,065,878	948,680	17,037,536	(357,649)	(289,040)	(646,689)	16,390,847

Mortgage loans
Loans with mortgage finance bonds	7,428	-	381	7,809	-	(45)	(45)	7,764
Mortgage mutual loans	91,115	-	1,845	92,960	-	(329)	(329)	92,631
Other mortgage mutual loans	11,906,388	-	404,668	12,311,056	-	(60,907)	(60,907)	12,250,149
Subtotal	12,004,931	-	406,894	12,411,825	-	(61,281)	(61,281)	12,350,544

Consumer loans
Installment consumer loans	3,454,520	-	234,072	3,688,592	-	(247,223)	(247,223)	3,441,369
Credit card balances	1,118,130	-	7,778	1,125,908	-	(16,923)	(16,923)	1,108,985
Leasing transactions	3,105	-	16	3,121	-	(35)	(35)	3,086
Other consumer loans	121,411	-	1,847	123,258	-	(4,660)	(4,660)	118,598
Subtotal	4,697,166	-	243,713	4,940,879	-	(268,841)	(268,841)	4,672,038

Total	31,725,075	1,065,878	1,599,287	34,390,240	(357,649)	(619,162)	(976,811)	33,413,429

(*)	Contains fogape provisions for Ch$ 35,789 million.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-59

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

b)	Portfolio characteristics

As of June 30, 2021 and December 31, 2020, the portfolio before allowances by customer’s economic activity is the following:

	Domestic loans (*)		Foreign interbank loans (**)		Total loans		Distribution percentage
	As of June 30,	As of December 31,	As of June 30,	As of December 31,	As of June 30,	As of December 31,	As of June 30,	As of December 31,
	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans
Manufacturing	1,373,930	1,378,221	-	-	1,373,930	1,378,221	3.96	4.01
Mining	171,357	433,615	-	-	171,357	433,615	0.49	1.26
Electricity, gas, and water	385,662	384,274	-	-	385,662	384,274	1.11	1.12
Agriculture and livestock	1,330,645	1,345,864	-	-	1,330,645	1,345,864	3.84	3.91
Forest	182,286	179,176	-	-	182,286	179,176	0.53	0.52
Fishing	262,264	234,151	-	-	262,264	234,151	0.76	0.68
Transport	764,507	777,601	-	-	764,507	777,601	2.20	2.26
Communications	336,247	331,115	-	-	336,247	331,115	0.97	0.96
Construction	987,205	959,369	-	-	987,205	959,369	2.85	2.79
Commerce	3,831,876	3,712,568	7,643	14,339	3,839,519	3,726,907	11.07	10.83
Services	2,780,802	2,863,338	-	-	2,780,802	2,863,338	8.02	8.32
Other	4,520,402	4,442,835	-	-	4,520,402	4,442,835	13.04	12.91

Subtotal	16,927,183	17,042,127	7,643	14,339	16,934,826	17,056,466	48.84	49.57

Mortgage loans	12,971,106	12,411,825	-	-	12,971,106	12,411,825	37.40	36.07

Consumer loans	4,771,958	4,940,879	-	-	4,771,958	4,940,879	13.76	14.35

Total	34,670,247	34,394,831	7,643	14,339	34,677,890	34,409,170	100.00	100.00
(*)	Includes domestic interbank loans for Ch$ 0 million as of June 30, 2021 (Ch$ 4,591 million as of December 31, 2020), see Note 8.
(**)	Includes foreign interbank loans for Ch$ 7,643 million as of June 30, 2021 (Ch$ 14,339 million as of December 31, 2020), see Note 8.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-60

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

c)	Impaired portfolio (*)

i)	As of June 30, 2021 and December 31, 2020, the impaired portfolio is the following:

	As of June 30,				As of December 31,
	2021				2020
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Individually impaired portfolio	576,001	-	-	576,001	588,334	-	-	588,334
Non-performing loans (collectively evaluated)	304,014	99,395	43,216	446,625	331,382	108,625	46,428	486,435
Other impaired portfolio	212,529	305,422	150,904	668,855	219,660	298,269	197,285	715,214
Total	1,092,544	404,817	194,120	1,691,481	1,139,376	406,894	243,713	1,789,983

(*)	The impaired portfolio corresponds to the sum of loans classified as substandard B3 and B4 category as well as the non-compliance portfolio (C1-C6). As they are debtors subject to group evaluation, it includes all the credits of the "Portfolio in Default"

ii)	The impaired portfolio with or without warranty as of June 30, 2021 and December 2020 is the following:

	As of June 30,				As of December 31,
	2021				2020
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	740,928	381,128	28,562	1,150,618	720,785	381,182	34,720	1,136,687
Unsecured debt	351,616	23,689	165,558	540,863	418,591	25,712	208,993	653,296
Total	1,092,544	404,817	194,120	1,691,481	1,139,376	406,894	243,713	1,789,983

iii)	The non-performing loans portfolio as of June 30, 2021 and December 31, 2020 is the following:

	As of June 30,				As of December 31,
	2021				2020
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	167,291	94,215	6,716	268,222	177,316	101,279	7,136	285,731
Unsecured debt	136,723	5,180	36,500	178,403	154,066	7,346	39,292	200,704
Total	304,014	99,395	43,216	446,625	331,382	108,625	46,428	486,435

iv)	Reconciliation of loans, with past due loans as of June 30, 2021 and December 31, 2020, is the following:

	As of June 30,				As of December 31,
	2021				2020
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
With defaults equal to or greater than 90 days	303,554	98,881	42,927	445,362	329,009	107,905	43,128	480,042
With defaults up to 89 days, classified in past due portfolio	460	514	289	1,263	2,373	720	3,300	6,393
Total	304,014	99,395	43,216	446,625	331,382	108,625	46,428	486,435

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-61

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

d)	Allowances

The changes in allowances balances as of June 30, 2021 and December 31, 2020, is the following:

For the period ended as of June 30, 2021	Commercial Loans (*)		Mortgage Loans	Mortgage Loans	Interbank Loans
	Individual	Group	Group	Group		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2021	357,649	289,040	61,281	268,841	10	976,821
Allowances established	46,102	65,457	21,865	84,688	12	218,124
Allowances released	(67,062)	(24,039)	(7,058)	(31,865)	(16)	(130,040)
Allowances released due to charge-off	(13,764)	(31,730)	(4,313)	(56,582)	-	(106,389)
Balance as of June 30, 2021	322,925	298,728	71,775	265,082	6	958,516

(*)	Contains allowances for Covid-19 Fogape commercial loans equivalent to Ch$ 39,506 million.

For the period ended as of December 31, 2020	Commercial Loans (*)		Mortgage Loans	Mortgage Loans	Interbank Loans
	Individual	Group	Group	Group		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2020	236,549	275,893	68,461	312,245	19	893,167
Allowances established	184,691	124,057	15,884	223,493	30	548,155
Allowances released	(44,878)	(54,394)	(17,141)	(79,846)	(39)	(196,298)
Allowances released due to charge-off	(18,713)	(56,516)	(5,923)	(187,051)	-	(268,203)
Balance as of December 31, 2020	357,649	289,040	61,281	268,841	10	976,821

(*)	Contains allowances for Covid-19 Fogape commercial loans equivalent to Ch$ 35,789 million.

In addition to credit risk allowances, there are allowances held for:

i)	Country risk to cover the risk taken when holding or committing resources with any foreign country, these allowances are established according to country risk classifications as set forth in Chapter 7-13 of the Updated Compilation of Rules, issued by the CMF (ex SBIF), the balances of allowances as of June 30, 2021 and December 31, 2020 are Ch$ 25 million and Ch$ 49 million respectively. These are presented as “Allowances” in the liabilities section of the “Consolidated Interim Statement of Financial Position”.

ii)	According to CMF (ex SBIF) regulations (compendium of Accounting Standards), the Bank has established allowances related to the undrawn available credit lines and contingent loans. The balances of allowances as of June 30, 2021 and December 31, 2020 are Ch$ 22,615 million and Ch$17,293 million, respectively, and are presented as “Allowances” in the liabilities section of the “Consolidated Interim Statement of Financial Position”.

iii)	Under the rules of the CMF (ex SBIF), banks are allowed to establish provisions above the limits described above, in order to protect themselves from the risk of unpredictable economic fluctuations that may affect the macroeconomic environment or the situation of a specific economic sector. The Bank as of June 30, 2021 and December 31, 2020 has additional provisions for Ch$ 168,000 million and Ch$ 126,000 million, which are presented as liabilities in the “Provisions” caption of the Consolidated Statements of Financial Position.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-62

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

e)	Portfolio by its impaired and non-impaired condition

	As of June 30, 2021
	Non-impaired				Impaired				Total portfolio
	Commercial	Mortgage	Consumer	Total non-impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	15,712,967	12,423,130	4,490,862	32,626,959	652,264	218,235	102,937	973,436	16,365,231	12,641,365	4,593,799	33,600,395
Overdue for 1-29 days	68,897	26,424	55,641	150,962	52,298	7,364	18,505	78,167	121,195	33,788	74,146	229,129
Overdue for 30-89 days	52,775	116,735	31,335	200,845	84,428	80,337	29,751	194,516	137,203	197,072	61,086	395,361
Overdue for 90 days or more	-	-	-	-	303,554	98,881	42,927	445,362	303,554	98,881	42,927	445,362

Total portfolio before allowances	15,834,639	12,566,289	4,577,838	32,978,766	1,092,544	404,817	194,120	1,691,481	16,927,183	12,971,106	4,771,958	34,670,247

Overdue loans (less than 90 days) presented as portfolio percentage	0.77%	1.14%	1.90%	1.07%	12.51%	21.66%	24.86%	16.12%	1.53%	1.78%	2.83%	1.80%

Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	-	27.78%	24.43%	22.11%	26.33%	1.79%	0.76%	0.90%	1.28%

	As of December 31, 2020
	Non-impaired				Impaired				Total portfolio
	Commercial	Mortgage	Consumer	Total non-impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	15,818,599	11,872,157	4,611,792	32,302,548	717,471	223,798	140,463	1,081,732	16,536,070	12,095,955	4,752,255	33,384,280
Overdue for 1-29 days	36,813	23,997	53,581	114,391	22,016	5,806	23,549	51,371	58,829	29,803	77,130	165,762
Overdue for 30-89 days	42,748	108,777	31,793	183,318	70,880	69,385	36,573	176,838	113,628	178,162	68,366	360,156
Overdue for 90 days or more	-	-	-	-	329,009	107,905	43,128	480,042	329,009	107,905	43,128	480,042

Total portfolio before allowances	15,898,160	12,004,931	4,697,166	32,600,257	1,139,376	406,894	243,713	1,789,983	17,037,536	12,411,825	4,940,879	34,390,240

Overdue loans (less than 90 days) presented as portfolio percentage	0.50%	1.11%	1.82%	0.91%	8.15%	18.48%	24.67%	12.75%	1.01%	1.68%	2.94%	1.53%

Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	-	28.88%	26.52%	17.70%	26.82%	1.93%	0.87%	0.87%	1.40%

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-63

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 10

AVAILABLE FOR SALE INVESTMENTS

As of June 30, 2021 and December 31, 2020, details of instruments defined as available for sale investments are as follows:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank Bonds	-	-
Chilean Central Bank Notes	764,804	1,008,450
Other Chilean Central Bank and Government securities (*)	5,021,573	5,344,910
Subtotal	5,786,377	6,353,360
Sold under repurchase agreement	58,788	969,508
Other Chilean securities
Time deposits in Chilean financial institutions	494	492
Mortgage finance bonds of Chilean financial institutions	12,353	14,022
Chilean financial institution bonds	-	-
Chilean corporate bonds	-	-
Other Chilean securities	1,944	2,217
Subtotal	14,791	16,731
Sold under repurchase agreement	73	300
Foreign financial securities
Foreign Central Banks and Government securities	728,466	269,803
Other foreign financial securities	541,679	522,648
Subtotal	1,270,145	792,451
Sold under repurchase agreement		-

Total	7,071,313	7,162,542
(*) Corresponds to Treasury bonds in Chilean pesos and UF.

The Bank holds instruments maintained with "Chilean central bank and government securities", which guarantee derivatives transactions through Comder Contraparte Central S.A. in the local market as of June 30, 2021 and December 31, 2020, for an amount of MCh$ 97,100 and MCh$ 158,600 while "Foreign financial securities" guarantee derivatives transactions through London Clearing House (LCH), as of June 30, 2021 and December 31, 2020 they amount to Ch$71,961 and Ch$7,685 respectively. Additionally to comply with the initial margin required by European EMIR standard, the Bank maintains guarantees with Euroclear amounting to MCh$ 337,086 as of June 30, 2021 and MCh$ 258,183 as of December 31, 2020.

As of June 30, 2021, the instruments available for sale include balances of unrealized net profits of MCh$ 307,745 recognized as “Valuation accounts” in equity, distributed between a loss of MCh$ 308,605 attributable to equity holders of the Bank and a lass of MCh$ 860 attributable to non-controlling interest.

As of December 31, 2020 the instruments available for sale include balances of unrealized net profits of MCh$ 100,135 recognized as “Valuation accounts” in equity, distributed between a gain of MCh$ 98,976 attributable to equity holders of the Bank and a gain of MCh$ 1,159 attributable to non-controlling interest.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-64

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 11

INTANGIBLE ASSETS

a)	As of June 30, 2021 and December 31, 2020 the composition of intangible assets is as follows:

			As of June 30, 2021
	Average remaining useful life	Net opening balance as of January 1, 2021	Gross balance	Accumulated amortization	Net balance
		MCh$	MCh$	MCh$	MCh$

Software development	2	82,537	265,895	(181,922)	83,973
Total		82,537	265,895	(181,922)	83,973

			As of December 31, 2020
	Average remaining useful life	Net opening balance as of January 1, 2020	Gross balance	Accumulated amortization	Net balance
		MCh$	MCh$	MCh$	MCh$

Software development	2	73,389	320,531	(237,994)	82,537
Total		73,389	320,531	(237,994)	82,537

b)	The changes in the value of intangible assets during the periods of June 30, 2021 and December 31, 2020 is the following:

b.1) Gross balance

Gross balances	Software development	Total
	MCh$	MCh$

Balances as of January 1, 2021	284,534	284,534
Additions	18,437	18,437
Disposals and impairment (*)	(37,076)	(37,076)
Other	-	-
Balances as of June 30, 2021	265,895	265,895

Balances as of January 1, 2020	250,002	250,002
Additions	35,170	35,170
Disposals and impairment (*)	(638)	(638)
Other	-	-
Balances as of December 31, 2020	284,534	284,534

(*) See Note 31 a) for additional information.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-65

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 11

INTANGIBLE ASSETS, continued

b.2) Accumulated amortization

Accumulated amortization	Software development	Total
	MCh$	MCh$

Balances as of January 1, 2021	(201,997)	(201,997)
Amortization for the period	(14,195)	(14,195)
Other changes	34,270	34,270
Balances as of June 30, 2021	(181,922)	(181,922)

Balances as of January 1, 2020	(176,613)	(176,613)
Amortization for the period	(25,384)	(25,384)
Other changes	-	-
Balances as of December 31, 2020	(201,997)	(201,997)

c)	The Bank has no restriction on intangible assets as of June 30, 2021 and December 31, 2020. Additionally, the intangible assets have not been pledged as guarantee to secure compliance with financial liabilities. Also, the Bank has no debt related to Intangible assets as of those dates.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-66

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 12

FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT

a)	As of June 30, 2021 and December 31, 2020 the property, plant and equipment balances are the following:

		As of June 30, 2021
	Net opening balance as of January 1, 2021	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and building	114,080	182,402	(69,141)	113,261
Equipment	52,448	257,885	(204,977)	52,908
Other	20,712	77,284	(58,796)	18,488
Total	187,240	517,571	(332,914)	184,657

		As of December 31, 2020
	Net opening balance as of January 1, 2020	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and building	120,133	179,420	(65,340)	114,080
Equipment	55,494	243,084	(190,636)	52,448
Other	22,206	75,159	(54,447)	20,712
Total	197,833	497,663	(310,423)	187,240

b)	The changes in the value of property, plant and equipment as of June 30, 2021 and December 31, 2020 is the following:

b.1) Gross balance

2021	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2021	179,420	243,084	75,159	497,663
Additions	970	16,348	806	18,124
Disposals	(4)	(1,429)	(168)	(1,601)
Impairment due to damage	-	-	-	-
Other	2,016	(118)	1,487	3,385
Balances as of June 30, 2021	182,402	257,885	77,284	517,571

2020	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2020	175,370	219,600	69,758	464,728
Additions	1,556	25,233	7,500	34,289
Disposals	(3,719)	(1,748)	(2,099)	(7,566)
Impairment due to damage	-	-	-	-
Other	6,213	-	-	6,213
Balances as of December 31, 2020	179,420	243,084	75,159	497,663

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-67

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 12

FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT, continued

b.2) Accumulated depreciation

2021	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2021	(65,341)	(190,636)	(54,447)	(310,423)
Depreciation for the period	(4,795)	(14,909)	(4,477)	(24,181)
Sales and disposals during the period	-	568	128	696
Others	995	-	-	995
Balances as of June 30, 2021	(69,141)	(204,977)	(58,796)	(332,914)

2020	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2020	(55,237)	(164,106)	(47,552)	(266,895)
Depreciation for the period	(8,987)	(28,370)	(8,915)	(46,273)
Sales and disposals during the period	3,701	1,840	2,021	7,562
Others	(4,817)	-	-	(4,817)
Balances as of December 31, 2020	(65,341)	(190,636)	(54,447)	(310,423)

c) The composition of the right of use assets as of June 30, 2021 and December 31, 2020 is the following:

		As of June 30, 2021
	Net opening balance as of January 1, 2021	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and building	147,997	205,064	(61,972)	143,092
Lease improvements	53,614	128,021	(82,086)	45,935
Total	201,611	333,085	(144,058)	189,027

		As of December 31, 2020
	Net opening balance as of January 1, 2020	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and building	157,572	197,573	(49,576)	147,997
Lease improvements	52,928	129,079	(75,465)	53,614
Total	210,500	326,652	(125,041)	201,611

d)	The movement of the right of use assets under lease as of June 30, 2021 and December 31, 2020, is the following:

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-68

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

d.1) Gross balance

2021	Land and building	Lease improvements	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2021	197,573	129,079	326,652
Additions	13,518	2,372	15,890
Disposals	(6,027)	-	(6,027)
Impairment	-	-	-
Other	-	(3,430)	(3,430)
Balances as of June 30, 2021	205,064	128,021	333,085

NOTE 12

FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT, continued

2020	Land and building	Lease improvements	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2020	182,910	127,035	309,945
Additions	24,136	12,070	36,206
Disposals	(9,473)	(3,813)	(13,286)
Impairment	-	-	-
Other	-	(6,213)	(6,213)
Balances as of December 31, 2020	197,573	129,079	326,652

d.2)  Accumulated amortization

2021	Land and building	Lease improvements	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2020	(49,576)	(75,465)	(125,041)
Amortization for the period	(14,293)	(5,655)	(19,948)
Sales and disposals during the period	1,897	-	1,897
Transfers	-	-	-
Others	-	(966)	(966)
Balances as of June 30, 2021	(61,972)	(82,086)	(144,058)

2020	Land and building	Lease improvements	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2020	(25,338)	(74,107)	(99,445)
Amortization for the period	(27,731)	(10,038)	(37,769)
Sales and disposals during the period	3,496	3,862	7,358
Transfers	-	-	-
Others	(3)	4,817	4,815
Balances as of December 31, 2020	(49,576)	(75,465)	(125,041)

e)	Obligation for lease contract

As of June 30, 2021 and December 31, 2020, the obligations for lease agreements are as follows:

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-69

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$

Obligations for lease contracts	144,753	149,585
Totals	144,753	149,585

f)	Expenses associated with assets for the right to use leased assets and Obligations for lease agreements

	As of June 30,
	2021	2020
	MCh$	MCh$
Depreciation	19,948	19,082
Interests	1,143	1,386
Short term lease	1,600	1,788
Total	22,691	22,256

NOTE 12

FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT, continued

g)	As of June 30, 2021 and December 31, 2020, the maturity level of the obligations for lease agreements, according to their contractual maturity is as follows:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$

Due within 1 year	24,680	25,526
Due after 1 year but within 2 years	23,650	23,461
Due after 2 years but within 3 years	21,664	21,472
Due after 3 years but within 4 years	19,752	19,343
Due after 4 years but within 5 years	16,207	16,336
Due after 5 years	38,800	43,447

Total	144,753	149,585

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-70

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

h)	Operational leases - Lessor

As of June 30, 2021 and December 31, 2020, the future minimum lease cash inflows under non-cancellable operating leases are as follows:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$

Due within 1 year	1,017	740
Due after 1 year but within 2 years	1,391	1,015
Due after 2 years but within 3 years	964	736
Due after 3 years but within 4 years	755	639
Due after 4 years but within 5 years	612	448
Due after 5 years	1,649	1,283

Total	6,388	4,861

i)	As of June 30, 2021 and December 31, 2020 the Bank has no finance leases which cannot be cancelled unilaterally.

j)	The Bank has no restriction on property, plant and equipment as of June 30, 2021 and December 31, 2020. Additionally, the property, plant, and equipment have not been provided as guarantees to secure compliance with financial liabilities. The Bank has no debt in connection with property, plant and equipment.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-71

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 13

CURRENT AND DEFERRED TAXES

a)	Current taxes

As of June 30, 2021 and December 31, 2020, the Bank recognizes taxes payable (recoverable), which is determined based on the currently applicable tax legislation. This amount is recorded net of recoverable taxes, and is shown as follows:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$

Summary of current tax liabilities (assets)
Current tax (assets)	(77,989)	-
Current tax liabilities	-	12,977

Total tax payable (recoverable)	(77,989)	12,977

Detail of current tax (assets) liabilities (net)
Income tax	10,190	172,944
Less:
Provisional monthly payments	(86,077)	(156,387)
Credit for training expenses	(609)	(2,137)
Grant credits	-	(1,360)
Other	(1,493)	(83)
Total tax payable (recoverable)	(77,989)	12,977

b)	Income Tax

The effect that the tax expense has on income for the period ended June 30, 2021 and 2020 is comprised of the following items:

	As of June 30,
	2021 MCh$	2020 MCh$
Income tax expense
Current tax	1,997	130,298
Credits (debits) for deferred taxes
Origination and reversal of temporary differences	117,656	(70,204)
Subtotal	119,653	60,094
Tax for rejected expenses (Article N° 21)	95	577
Other	(17,228)	654
Net income tax expense	102,520	61,325

c)	Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate used in the determination of the income tax expense as of June 30, 2021 and 2020 is the following:

	As of June 30,
	2021		2020
	Tax rate	Amount	Tax rate	Amount
	%	MCh$	%	MCh$

Tax calculated over profit before tax	27.00	127,843	27.00	78,766
Permanent differences (1)	(6.56)	(31,046)	(6.36)	(18,548)
Rate change effect	0.02	95	0.20	577
Other	1.19	5,628	0.18	530
Effective rates and income tax expense	21.65	102,520	21.02	61,325

(1)	Mainly corresponds to the permanent differences originated from the Own Tax Monetary Correction and the effect of the bonds received to article 104 of LIR.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-72

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 13

CURRENT AND DEFERRED TAXES, continued

d)	Effect of deferred taxes on other comprehensive income

A summary of the separate effect of deferred tax on other comprehensive income, showing the asset and liability balances, for the periods ended June 30, 2021 and December 31, 2020 is the following:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$
Deferred tax assets
Available for sale investments	83,091	14,091
Cash flow hedges	52,519	36,927
Total deferred tax assets recognized through other comprehensive income	135,610	51,018

Deferred tax liabilities
Available for sale investments	-	(41,128)
Cash flow hedges	-	-
Total deferred tax liabilities recognized through other comprehensive income	-	(41,128)

Net deferred tax balances in equity	135,610	9,890

Deferred taxes in equity attributable to equity holders of the bank	135,842	10,203
Deferred tax in equity attributable to non-controlling interests	(232)	(313)

e)	Effect of deferred taxes on income

During 2021 and 2020, the Bank has registered in its financial statements the effects from deferred taxes.

Below are effects of deferred taxes on assets, liabilities and income allocated due to temporary differences:

	As of June 30,	As of December 31,
	2021 MCh$	2020 MCh$
Deferred tax assets
Interests and adjustments	8,147	8,166
Non-recurring charge-offs	14,134	17,705
Assets received in lieu of payment	3,106	3,294
Exchange rate adjustments	4,709	89
Property, plant and equipment	819	-
Provision for loan losses	272,341	259,245
Provision for expenses	91,211	101,321
Leased assets	79,047	89,458
Subsidiaries tax losses	22,179	7,394
Assets for the right to use leased assets	451	428
Total deferred tax assets	496,146	487,100

Deferred tax liabilities
Valuation of investments	(20,433)	(19,967)
Property, plant and equipment	(4,979)	(7,394)
Anticipated expenses	(17,763)	(16,691)
Valuation provision	(8,262)	(6,591)
Derivatives	(163,106)	(37,265)
Others	(97)	(30)
Total deferred tax liabilities	214,640	(87,938)

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-73

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 13

CURRENT AND DEFERRED TAXES, continued

f)	Summary of deferred tax assets and liabilities

The effect of deferred taxes on equity and income is the following:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$
Deferred tax assets
Recognized through other comprehensive income	135,610	51,018
Recognized through profit or loss	496,146	487,100
Total deferred tax assets	631,756	538,118

Deferred tax liabilities
Recognized through other comprehensive income	-	(41,128)
Recognized through profit or loss	(214,640)	(87,938)
Total deferred tax liabilities	(214,640)	129,066

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-74

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 14

OTHER ASSETS

The composition of other assets is the following:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$
Assets for leasing (1)	54,859	62,967
Assets received or awarded in lieu of payment (2)
Assets received in lieu of payment	5,718	8,289
Assets awarded at judicial sale	11,407	17,430
Provision on assets received in lieu of payment or awarded	(358)	(1,196)
Subtotal	16,767	24,523

Other assets
Guarantee deposits (margin accounts) (3)	753,357	608,359
Non-current assets classified as held for sale (4)	22,036	22,036
Investments in gold	765	765
VAT credit tax	34,707	27,519
Prepaid expenses (6)	371,127	327,938
Assets recovered from leasing held for sale	360,416	387,668
Macro-hedging valuation adjustment (5)	4,246	3,191
Pension plan assets	682	673
Accounts and notes receivable	112,793	100,504
Notes receivable through brokerage and simultaneous transactions	45,695	41,960
Other receivable accounts	37,890	33,567
Other assets	127,618	97,186
Subtotal	1,871,332	1,651,366

Total	1,942,958	1,738,856

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-75

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

1)	Corresponds to the assets available to be delivered under the financial lease modality.

2)	The goods received in payment correspond to the goods received as payment of debts due from customers. The set of goods that remain acquired in this way must not exceed 20% of the Bank's effective equity at any time. These assets currently represent 0.11% (0.16% as of December 31, 2020) of the Bank's effective equity.

The assets awarded in judicial auction, correspond to assets that have been acquired at judicial auction in payment of debts previously contracted with the Bank. The assets acquired at judicial auction are not subject to the above mentioned margin. These properties are assets available for sale. For most assets, the sale can be completed within one year from the date the asset is received or acquired. In case the good is not sold within a year, it must be written off.

Additionally, a provision is recorded for the difference between the initial award value plus the additions and their estimated realizable value, when the former is higher.

3)	Correspond to deposits left in guarantee from determined derivative contracts. These guarantees become operative when the valuation from these derivatives surpasses the defined thresholds for the contracts, these can be in favor or against the Bank.

4)	Corresponds to the interests in Redbanc S.A. and Transbank S.A., which have been reclassified as non-current assets classified as held for sale in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations ”, for additional information see Note 1 t), Note 36.

5)	Corresponds to the balances of the market value of the net assets or liabilities covered by hedges in a macro hedge (Note 07).

6)	In this item, the Bank has recorded the prepaid expense related to the Santander LATAM Pass program, which will naturally be consumed as our clients use the Bank's transactional products, and therefore, the respective LATAM miles are assigned to them. Pass (loyalty program administered by LATAM Airlines Group SA). During the month of May 2020, LATAM Airlines Group S.A initiated a reorganization process in the Court of the Southern District of New York under Chapter 11, a process whose main objective is for the airline to continue operating. In this context, LATAM has publicly indicated that its intention is to honor all current and future tickets, as well as travel vouchers, miles and frequent flyer programs. The Court of the Southern District of New York, agreed in the first hearing to honor and maintain the frequent flyer program, explicitly "in the ordinary course of business" (that is, without changes), since it considered it as an important asset for the company. Along the same lines, LATAM has formalized two tranches of the DIP (Debtor in Possession) financing proposal for a total of USD 2,200 million, managing to capture all the resources that LATAM has indicated as necessary to operate during the crisis. In October 2020, it made the first disbursement of USD 1,150 million of the DIP financing, which represents 50% of the amount available, which will allow it to reestablish its operation and work on the reorganization plan. On October 15, 2021, Latam Airlines' request to postpone, until November 2021, the deadline to present its reorganization plan. LATAM Airlines Group reported that it has sufficient liquidity and regular operation at this date.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-76

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 15

TIME DEPOSITS AND OTHER TIME LIABILITIES

As of June 30, 2021 and December 31, 2020, the composition of the time deposits and other time liabilities is as follows:

	As of June 30,	As of December 31,
	2021 MCh$	2020 MCh$
Deposits and other demand liabilities
Checking accounts	14,000,211	11,342,648
Other deposits and demand accounts	1,906,061	1,583,183
Other demand liabilities	1,815,980	1,635,062

Subtotal	17,722,252	14,560,893

Time deposits and other time liabilities
Time deposits	11,569,019	10,421,872
Time savings account	179,472	153,330
Other time liabilities	7,316	6,589

Subtotal	11,755,807	10,581,791

Total	29,478,059	25,142,684

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-77

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES

As of June 30, 2021 and December 31, 2020, the composition for this item is the following:

	As of June 30,	As of December 31,
	2021 MCh$	2020 MCh$
Other financial liabilities
Obligations to public sector	-	-
Other domestic obligations	192,502	175,344
Foreign obligations	21,932	8,974
Subtotal	214,434	184,318
Issued debt instruments
Mortgage finance bonds	9,677	12,314
Senior bonds	6,543,636	6,749,989
Mortgage Bonds	82,000	84,335
Subordinated bonds	1,387,052	1,357,539
Subtotal	8,022,365	8,204,177

Total	8,236,799	8,388,495

Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current. The Bank’s debts, both current and non-current, are summarized below:

	As of June 30, 2021
	Current MCh$	Non-current MCh$	Total MCh$
Mortgage finance bonds	4,391	5,286	9,677
Senior bonds	925,883	5,617,753	6,543,636
Mortgage Bonds	5,686	76,314	82,000
Subordinated bonds	-	1,387,052	1,387,052
Issued debt instruments	935,960	7,086,405	8,022,365

Other financial liabilities	214,161	273	214,434

Total	1,150,121	7,086,678	8,236,799

	As of December 31, 2020
	Current MCh$	Non-current MCh$	Total MCh$
Mortgage finance bonds	4,982	7,332	12,314
Senior bonds	1,124,558	5,625,431	6,749,989
Mortgage Bonds	5,465	78,870	84,335
Subordinated bonds	-	1,357,539	1,357,539
Issued debt instruments	1,135,005	7,069,172	8,204,177

Other financial liabilities	184,028	290	184,318

Total	1,319,033	7,069,462	8,388,495

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-78

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

a)	Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturity of these bonds is between five and twenty years. Loans are indexed to UF and create a yearly interest rate of 5.20% as of June 30, 2021 (5.20% as of December 31, 2020).

	As of June 30,	As of December 31,
	2021 MCh$	2020 MCh$

Due within 1 year	4,391	4,982
Due after 1 year but within 2 years	3,154	3,816
Due after 2 years but within 3 years	1,676	2,375
Due after 3 years but within 4 years	440	979
Due after 4 years but within 5 years	16	162
Due after 5 years	-	-
Total mortgage finance bonds	9,677	12,314

b)	Senior bonds

The following table shows senior bonds by currency:

	As of June 30,	As of December 31,
	2021 MCh$	2020 MCh$

Santander bonds in UF	3,604,869	4,017,708
Santander bonds in USD	1,396,194	1,263,714
Santander bonds in CHF	577,983	466,738
Santander bonds in Ch$	557,818	639,489
Santander bonds in AUD	127,945	125,781
Santander bonds in JPY	111,072	68,093
Santander bonds in EUR	167,755	168,466
Total senior bonds	6,543,636	6,749,989

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-79

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

i. Placement of senior bonds:

As of June 30, 2021 the Bank has placed bonds for UF 4,000,000 USD 177,000,000, JPY 10,000,000,000 y CHF 150,000,000 detailed as follows:

Series	Currency	Amount placed	Term (years)	Issuance rate (Annual)	Issue date	Placement date	Amount	Maturity date
W1	UF	4,000,000	5 and 3 months	1.55 annual	12-01-2018	02-04-2021	6,000,000	06-01-2025
Total UF		4,000,000					6,000,000
Bond USD	USD	50,000,000	2 and 10	0.71 annual	02-25-2021	02-25-2021	50,000,000	12-28-2023
Bond USD	USD	100,000,000	2 and 11	0.72 annual	02-26-2021	02-26-2021	100,000,000	01-26-2024
Bond USD	USD	27,000,000	7 years	2.05 annual	06-09-2021	02-04-2021	27,000,000	06-09-2028
Total	USD	177,000,000					177,000,000
Bono JPY	JPY	10,000,000,000	5 years	0.35 annual	05-13-2021	05-13-2021	10,000,000,000	05-13-2026
Total JPY	JPY	10,000,000,000					10,000,000,000
Bono CHF	CHF	150,000,000	6 years	0.33 annual	06-22-2021	06-22-2021	150,000,000	06-22-2027
Total CHF	CHF	150,000,000					150,000,000

In 2020, the Bank issued bonds for UF 1,996,000 and USD 742,500,000 detailed as follows:

Series	Currency	Amount placed	Term (years)	Issuance rate (Annual)	Issue date	Placement date	Amount	Maturity date
W1	UF	1,996,000	5 and 3 months	1.55 annual	12-01-2018	02-04-2020	2,000,000	06-01-2025
Total UF		1,996,000					2,000,000
Bond USD	USD	742,500,000	5 years	2.70 annual	01-07-2020	01-07-2020	750,000,000	01-07-2025
Total	USD	742,500,000					750,000,000

During 2021, the Bank repurchased the following bonds:

Date	Type	Currency	Amount
02-18-2021	Senior	UF	8,000
02-18-2021	Senior	CLP	14,720,000,000
02-22-2021	Senior	CLP	500,000,000
02-22-2021	Senior	CLP	150,000,000
02-24-2021	Senior	UF	300,000
03-04-2021	Senior	UF	519,000
03-05-2021	Senior	CLP	300,000,000
03-05-2021	Senior	CLP	1,900,000,000
03-22-2021	Senior	UF	50,000
03-24-2021	Senior	UF	150,000
03-24-2021	Senior	UF	7,000
06-01-2021	Senior	UF	107,000
06-15-2021	Senior	UF	1,000
06-17-2021	Senior	CLP	970,000,000
06-23-2021	Senior	UF	105,000
06-23-2021	Senior	UF	50,000
06-24-2021	Senior	UF	21,000
06-24-2021	Senior	UF	278,000
06-24-2021	Senior	UF	20,000
06-24-2021	Senior	UF	100,000

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-80

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

During 2020, the Bank repurchased the following bonds:

Date	Type	Currency	Amount
02-01-2020	Senior	UF	357,000
03-01-2020	Senior	UF	300,000
09-01-2020	Senior	UF	60,000
09-01-2020	Senior	UF	27,000
13-01-2020	Senior	CLP	50,000,000
14-01-2020	Senior	UF	109,000
14-01-2020	Senior	CLP	9,820,000,000
14-01-2020	Senior	UF	131,000
14-01-2020	Senior	UF	322,000
15-01-2020	Senior	USD	2,490,000
15-01-2020	Senior	UF	47,000
16-01-2020	Senior	CLP	400,000,000
16-01-2020	Senior	UF	1,000
17-01-2020	Senior	UF	28,000
20-01-2020	Senior	UF	74,000
21-01-2020	Senior	UF	171,000
21-01-2020	Senior	UF	181,000
21-01-2020	Senior	CLP	330,000,000
22-01-2020	Senior	CLP	11,430,000,000
24-01-2020	Senior	UF	2,000
29-01-2020	Senior	UF	1,000
29-01-2020	Senior	CLP	120,000,000
30-01-2020	Senior	CLP	10,000,000
31-01-2020	Senior	UF	40,000
06-02-2020	Senior	CLP	6,000,000,000
07-02-2020	Senior	CLP	1,180,000,000
11-02-2020	Senior	CLP	7,430,000,000
12-02-2020	Senior	CLP	2,520,000,000
13-02-2020	Senior	CLP	10,000,000,000
17-02-2020	Senior	UF	2,000
17-02-2020	Senior	UF	15,000
18-02-2020	Senior	UF	50,000
18-02-2020	Senior	UF	4,000
20-02-2020	Senior	UF	350,000
20-02-2020	Senior	UF	115,000
21-02-2020	Senior	UF	57,000
21-02-2020	Senior	UF	24,000
24-02-2020	Senior	UF	250,000
24-02-2020	Senior	UF	10,000
26-02-2020	Senior	UF	169,000
26-02-2020	Senior	UF	1,000
27-02-2020	Senior	UF	180,000
27-02-2020	Senior	UF	11,000
27-02-2020	Senior	CLP	6,750,000,000
02-03-2020	Senior	UF	1,000
05-03-2020	Senior	UF	2,000
09-03-2020	Senior	UF	261,000
09-03-2020	Senior	UF	150,000
11-03-2020	Senior	UF	2,000
17-03-2020	Senior	UF	850,000
18-03-2020	Senior	UF	150,000
19-03-2020	Senior	USD	5,000,000
23-03-2020	Senior	UF	95,000
23-03-2020	Senior	USD	5,000,000
24-03-2020	Senior	CLP	1,250,000,000

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-81

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

Date	Type	Currency	Amount
30-03-2020	Senior	UF	62,000
31-03-2020	Senior	UF	360,000
31-03-2020	Senior	UF	5,000
01-04-2020	Senior	CLP	1,000,000,000
02-04-2020	Senior	UF	5,184,000
02-04-2020	Senior	CLP	16,710,000,000
03-04-2020	Senior	CLP	32,800,000,000
03-04-2020	Senior	UF	27,000
06-04-2020	Senior	CLP	101,400,000,000
06-04-2020	Senior	UF	157,000
06-04-2020	Senior	USD	10,000,000
07-04-2020	Senior	CLP	3,990,000,000
07-04-2020	Senior	UF	6,659,000
07-04-2020	Senior	USD	10,000,000
08-04-2020	Senior	CLP	210,000,000
13-04-2020	Senior	CLP	970,000,000
14-04-2020	Senior	CLP	2,000,000,000
17-04-2020	Senior	CLP	11,900,000,000
05-05-2020	Senior	USD	49,000,000
14-05-2020	Senior	USD	47,000,000
02-06-2020	Senior	CLP	6,020,000,000
03-06-2020	Senior	UF	100,000
03-06-2020	Senior	CLP	10,750,000,000
05-06-2020	Senior	USD	5,000,000
08-06-2020	Senior	CLP	23,000,000,000
12-06-2020	Senior	CLP	150,000,000
16-06-2020	Senior	CHF	12,160,000
17-06-2020	Senior	CHF	36,785,000
19-06-2020	Senior	CLP	112,490,000,000
22-06-2020	Senior	CLP	1,500,000,000
26-06-2020	Senior	CLP	3,500,000,000
02-07-2020	Senior	CLP	4,620,000,000
10-07-2020	Senior	CHF	2,000,000
10-07-2020	Senior	CLP	500,000,000
15-07-2020	Senior	CLP	490,000,000
17-07-2020	Senior	UF	1,000
17-07-2020	Senior	CLP	29,780,000,000
13-08-2020	Senior	UF	345,000
14-08-2020	Senior	USD	3,350,000
21-08-2020	Senior	UF	100,000
21-08-2020	Senior	UF	77,000
24-08-2020	Senior	UF	11,000
25-08-2020	Senior	UF	14,000
09-09-2020	Senior	UF	24,000
09-09-2020	Senior	UF	70,000
09-09-2020	Senior	UF	45,000
10-09-2020	Senior	UF	210,000
23-09-2020	Senior	USD	5,000,000
28-09-2020	Senior	UF	50,000
29-09-2020	Senior	UF	1,000
30-09-2020	Senior	UF	43,000
10-01-2020	Senior	UF	4,000
10-06-2020	Senior	UF	1,000
10-06-2020	Senior	UF	1,000
10-06-2020	Senior	CLP	50,000,000
10-06-2020	Senior	UF	1,000
10-06-2020	Senior	UF	1,000
10-15-2020	Senior	UF	2,000

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-82

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

Date	Type	Currency	Amount
10-20-2020	Senior	USD	2,000,000
10-01-2020	Senior	USD	5,153,000
11-19-2020	Senior	USD	20,000,000
11-16-2020	Senior	USD	1,000,000
11-18-2020	Senior	USD	10,000,000
11-15-2020	Senior	USD	477,510,000

ii. Maturities for senior bonds are the following:

	As of June 30,	As of December 31,
	2021 MCh$	2020 MCh$

Due within 1 year	925,883	1,124,558
Due after 1 year but within 2 years	1,037,009	1,047,241
Due after 2 years but within 3 years	851,421	742,081
Due after 3 years but within 4 years	1,766,110	1,228,524
Due after 4 years but within 5 years	768,580	1,250,897
Due after 5 years	1,194,633	1,356,688
Total senior bonds	6,543,636	6,749,989

c)	Mortgage bonds

The detail of mortgage bonds per currency is the following:

	As of June 30,	As of December 31,
	2021 MCh$	2020 MCh$

Mortgage bonds in UF	82,000	84,335
Total mortgage bonds	82,000	84,335

i. Placement of Mortgage bonds

As of June 30, 2021 and December 31, 2020, the Bank has not placed any mortgage bonds.

ii. Maturities of mortgage bonds is as follows:

	As of June 30,	As of December 31,
	2021 MCh$	2020 MCh$

Due within 1 year	5,686	5,465
Due after 1 year but within 2 years	9,128	8,773
Due after 2 years but within 3 years	9,422	9,056
Due after 3 years but within 4 years	9,726	9,348
Due after 4 years but within 5 years	10,040	9,649
Due after 5 years	37,998	42,044
Total mortgage bonds	82,000	84,335

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-83

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

d)	Subordinated bonds

i. Detail of subordinated bonds per currency is as follows:

	As of June 30,	As of December 31
	2021 MCh$	2020 MCh$

Subordinated bonds denominated in Ch$	-	-
Subordinated bonds denominated in USD	202,634	202,634
Subordinated bonds denominated in UF	1,184,418	1,154,905
Total subordinated bonds	1,387,052	1,357,539

ii.	Placement of subordinated bonds

During 2021, the Bank has not placed any bonds.

As of December 31, 2020 the Bank has placed bonds for USD 200,000,000 and UF 11.000.000 detailed as follows:

Series	Currency	Amount placed	Term (years)	Issuance rate	Issue date	Series Maximum amount	Maturity date

Bono USD	USD	200,000,000	10	3.79%	01-21-2020	200,000,000	21-01-2030
Total USD		200,000,000				200,000,000
USTDH20914	UF	3,000,000	14 y 5 months	3.00%	09-01-2014	3,000,000	01-09-2034
USTDH30914	UF	3,000,000	19 y 5 months	3.15%	09-01-2014	3,000,000	01-09-2039
USTDW20320	UF	5,000,000	15 y 3 months	3.50%	03-01-2020	5,000,000	01-09-2035
Total UF		11,000,000				11,000,000

iii. The maturity of the subordinated bonds is as follows:

The maturity of the subordinated bonds is as follows:

	As of June 30,	As of December 31,
	2021 MCh$	2020 MCh$

Due within 1 year	-	-
Due after 1 year but within 2 years	-	-
Due after 2 years but within 3 years	-	-
Due after 3 years but within 4 years	-	-
Due after 4 years but within 5 years	-	-
Due after 5 years	1,387,052	1,357,539
Total mortgage bonds	1,387,052	1,357,539

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-84

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

e)	Other financial liabilities

The composition of other financial liabilities, by maturity, is detailed below:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$

Non-current portion:
Due after 1 year but within 2 years	48	42
Due after 2 year but within 3 years	53	47
Due after 3 year but within 4 years	57	50
Due after 4 year but within 5 years	63	55
Due after 5 years	52	96
Non-current portion subtotal	273	290

Current portion:
Amounts due to credit card operators	142,066	134,790
Acceptance of letters of credit	6,116	1,460
Other long-term financial obligations, short-term portion	65,979	47,778
Current portion subtotal	214,161	184,028

Total other financial liabilities	214,434	184,318

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-85

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 17

MATURITY OF FINANCIAL ASSETS AND LIABILITIES

As of June 30, 2021 and December 31, 2020, the detail of the maturities of assets and liabilities is as follows:

As of June 30, 2021	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Up to 1 year Subtotal	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	More than 1 year Subtotal	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	7,512,113	-	-	-	7,512,113	-	-	-	-	7,512,113
Cash items in process of collection	1,040,417	-	-	-	1,040,417	-	-	-	-	1,040,417
Trading investments	-	2,306	200	352	2,858	1,399	27,054	12,504	40,957	43,815
Investments under resale agreements	-	-	-	-	-	-	-	-	-	-
Financial derivatives contracts	-	135,263	156,207	512,628	804,098	1,359,138	1,351,843	2,789,791	5,500,772	6,304,870
Interbank loans (1)	-	3,896	3,747	-	7,643	-	-	-	-	7,643
Loans and accounts receivables from customers (2)	189,549	1,362,778	1,463,022	3,486,692	6,502,041	4,521,592	668,851	22,977,763	28,168,206	34,670,247
Available for sale investments	-	858,894	23,154	216,492	1,098,540	170,702	4,340,145	1,461,926	5,972,773	7,071,313
Held to maturity investments	-	-	-	-	-	-	-	-	-	-
Guarantee deposits (margin accounts)	753,357	-	-	-	753,357	-	-	-	-	753,357
Total assets	9,495,436	2,363,137	1,646,330	4,216,164	17,721,067	6,052,831	6,387,893	27,241,984	39,682,708	57,403,775

Liabilities
Deposits and other demand liabilities	17,722,252	-	-	-	17,722,252	-	-	-	-	17,722,252
Cash items in process of collection	952,459	-	-	-	952,459	-	-	-	-	952,459
Obligations under repurchase agreements	-	58,861	-	-	58,861	-	-	-	-	58,861
Time deposits and other time liabilities	186,788	6,060,887	3,094,973	2,216,212	11,558,860	126,159	46,191	24,597	196,947	11,755,807
Financial derivatives contracts	-	129,800	157,374	621,214	908,388	1,326,443	1,605,760	2,880,900	5,813,103	6,721,491
Interbank borrowings	29,901	96,926	66,767	1,913,508	2,107,102	1,781,727	4,125,089	-	5,906,816	8,013,918
Issued debts instruments	-	73,777	215,327	646,856	935,960	1,911,811	2,554,911	2,619,682	7,086,405	8,022,365
Other financial liabilities	159,998	50,499	3,633	31	214,161	101	120	52	273	214,434
Obligations for lease agreements	-	-	-	24,680	24,680	45,314	35,959	38,800	120,073	144,753
Guarantees received (margin accounts)	361,549	-	-	-	361,549	-	-	-	-	361,549
Total liabilities	19,412,947	6,470,750	3,538,074	5,422,501	34,844,272	5,191,555	8,368,030	5,564,031	19,123,617	53,967,889

(1)	Interbank loans are presented on a gross basis. The amount of allowances is Ch$ 6 million.

(2)	Loans and accounts receivables from customers are presented on a gross basis, Provisions on loans amounts according to customer type are the following: Commercial loans Ch$ 621,653 million, Mortgage loans Ch$ 71,775 million and Consumer loans Ch$ 265,082 million.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-86

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 17

MATURITY OF FINANCIAL ASSETS AND LIABILITIES, continued

As of December 31, 2020	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Up to 1 year Subtotal	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	More than 1 year Subtotal	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Financial Assets
Cash and deposits in banks	2,803,288	-	-	-	2,803,288	-	-	-	-	2,803,288
Cash items in process of collection	452,963	-	-	-	452,963	-	-	-	-	452,963
Trading investments	-	680	2,630	499	3,809	633	18,257	111,019	129,909	133,718
Investments under resale agreements	-	-	-	-	-	-	-	-	-	-
Financial derivatives contracts	-	385,231	401,486	795,881	1,582,598	1,723,334	1,692,142	4,034,011	7,449,487	9,032,085
Interbank loans (1)	-	12,969	5,961	-	18,930	-	-	-	-	18,930
Loans and accounts receivables from customers (2)	170,214	1,233,302	1,437,698	3,670,246	6,511,460	3,659,994	308,651	23,910,135	27,878,780	34,390,240
Available for sale investments	-	1,006,983	493	188,977	1,196,453	205,150	2,378,752	3,382,187	5,966,089	7,162,542
Held to maturity investments	-	-	-	-	-	-	-	-	-	-
Guarantee deposits (margin accounts)	608,359	-	-	-	608,359	-	-	-	-	608,359
Total financial assets	4,034,824	2,639,165	1,848,268	4,655,603	13,177,860	5,589,111	4,397,802	31,437,352	41,424,265	54,602,125

Financial Liabilities
Deposits and other demand liabilities	14,560,893	-	-	-	14,560,893	-	-	-	-	14,560,893
Cash items in process of collection	361,631	-	-	-	361,631	-	-	-	-	361,631
Obligations under repurchase agreements	-	969,808	-	-	969,808	-	-	-	-	969,808
Time deposits and other time liabilities	159,918	5,843,682	2,912,985	1,434,246	10,350,831	163,053	44,384	23,523	230,960	10,581,791
Financial derivatives contracts	-	386,690	445,376	931,358	1,763,424	1,552,482	1,708,509	3,994,245	7,255,236	9,018,660
Interbank borrowings	16,832	238,414	222,992	855,434	1,333,672	1,140,426	3,854,501	-	4,994,927	6,328,599
Issued debts instruments	-	344,732	447,117	343,156	1,135,005	1,813,341	2,499,560	2,756,271	7,069,172	8,204,177
Other financial liabilities	144,478	38,148	1,375	27	184,028	89	105	96	290	184,318
Obligations for lease agreements	-	-	-	25,526	25,526	44,933	35,679	43,447	124,059	149,585
Guarantees received (margin accounts)	624,205	-	-	-	624,205	-	-	-	-	624,205
Total financial liabilities	15,867,957	7,821,474	4,029,845	3,589,747	31,309,023	4,714,324	8,142,738	6,817,582	19,674,644	50,983,667
(1)	Interbank loans are presented on a gross basis. The amount of allowances is Ch$ 10 million.

(2)	Loans and accounts receivables from customers are presented on a gross basis. Provisions amounts according to customer type of loan are the following: Commercial loans for Ch$ 646,689 million, Mortgage loans for Ch$ 61,281 million and Consumer loans for Ch$ 268,841 million.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-87

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 18

PROVISIONS

a)	As of June 30, 2021 and December 31, 2020 , the detail for the provisions is as follows:

	As of June 30,	As of December 31,
	2021 MCh$	2020 MCh$

Provision for employee salaries and expenses	80,692	104,270
Provision for mandatory dividends	110,157	155,234
Provision for contingent loan risks:
Provision for lines of credit of immediate disponibility	22,615	17,293
Other provisions for contingent loans	20,918	19,460
Provision for contingencies	46,233	33,814
Additional provisions	168,000	126,000
Provision for foreign bank loans	25	49
Total	448,640	456,120

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-88

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 19

OTHER LIABILITIES

Other liabilities consist of:

	As of June 30,	As of December 31,
	2021 MCh$	2020 MCh$

Accounts and notes payable	229,258	227,518
Income received in advance	512	6,698
Adjustment due to macro-hedging valuation (2)	188,546	51,089
Guarantees received (margin accounts) (1)	361,549	624,205
Notes payable through brokerage and simultaneous transactions	45,577	12,504
Other payable obligations	18,292	139,622
Withholding VAT	13,288	14,129
Accounts payable insurance companies	192,409	13,911
Other liabilities	75,430	76,177
Total	1,124,861	1,165,853
(1)	Guarantee deposits (margin accounts) correspond to collaterals associated with derivative financial contracts. These guarantees operate when the mark to market from derivative financial instruments exceed the levels of threshold agreed in the contracts, which could result in a delivery or reception of collateral for the Bank.

(2)	Corresponds to net hedging assets and liabilities adjusted to market value see Note 7.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-89

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 20

CONTINGENCIES AND COMMITMENTS

a)	Lawsuits and legal procedures

At the date of issuance of these consolidated financial statements, there are several legal actions brought against the Bank in relationship with operations of the line of business. As of June 30, 2021, the Bank maintains provisions for this concept that amount to Ch$ 1,281 million (Ch$ 1,024 million as of December 31, 2020), which are in the Consolidated Statement of Financial Position, forming part of the item “Provisions for contingencies”.

Banco Santander-Chile

The Bank currently undergoes 15 lawsuits for various legal actions in the amount of Ch$ 972 million, our attorneys have not estimated material losses for these lawsuits.

Santander Corredores de Bolsa Limitada

Ongoing lawsuit "Echeverría with Santander Corredora" (currently Santander Corredores de Bolsa Ltda.), being held before the 21st Civil Court of Santiago, Rol C-21.366-2014, on compensation for damages due to failures in the purchase of shares, the amount of the claim is for Ch$ 60 million. Regarding its current situation as of June 30, 2021, this lawsuit is in the evidence gathering stage, therefore, Santander Corredores de Bolsa Limitada is waiting for the court to resolve.

Ongoing lawsuit "Chilena de computación with Banco Santander and Santander Corredores de Bolsa" at the 3rd Civil Court of Santiago, Rol C-12325-2020. Regarding its current situation as of June 30, 2021, the trial is in the current discussion stage, the documents requested by the Court were exhibited and possible actions of the applicants are pending "

Santander Corredora de Seguros Limitada

There are lawsuits amounting to UF 14,205 corresponding to processes mainly for goods delivered in leasing. Our lawyers have not estimated additional material losses for these trials.

Santander Consumer Finance Limitada

-	Lawsuit "Erna Mining and Machinery Service with Santander Consumer Finance Ltda.", being held by the 11th Civil Court of Santiago, Rol C-9459-2019, according to the latest update, the abandonment of the procedure has not yet been requested.

-	Lawsuit "Hawas with Santander Consumer Finance Ltda.", being held by the 30th Civil Court of Santiago, Rol C-890-2019, notice of evidence is notified, in which it is indicated that the probationary term is suspended.

-	Lawsuit “Rocío Barrientos with Santander Consumer Finance Ltda.”, being held by the 2nd San Bernardo Local Police Court, Rol 2779-5-2020, ordering evidentiary proceedings: completed. Waiting for sentence.

-	Lawsuit “Toledo with Santander Consumer Finance Ltda.”, followed before the 8th Civil Court of Santiago, Rol C-15137-2020, Judgment passed which rejects the lawsuit filed against SCF, pending certification that the judgment is final and enforceable, as there was no appeal.

-	Lawsuit “Merino with Santander Consumer”, being held by the 27th Civil Court of Santiago, Rol C-17495-2020. A Dilatory Exception was filed by SCF against the lawsuit, which is pending resolution. Once that happens, there is a period of 10 days to answer the claim.

-	Lawsuit “Romero/Zapata”. Rol C-13347-2020, followed before the 16th Civil Court of Santiago. The resolution received by the trial case was notified on April 7, 2021, by identification. Suspended probationary term.

.	Lawsuit “Hernández with Santander Consumer Finance Ltda.” Rol C-4275-2020, followed before the 20th Civil Court of Santiago. Frustrates the exhibition of the document due to defiance of the defendant.

-	Lawsuit “Ortega con Santander Consumer Finance Ltda.” Rol C-17723-2020, followed before the 9th Civil Court of Santiago. A conciliation hearing is set for July 14, 2021 at 10:00 a.m. by Zoom. At this date, this lawsuit was dismissed.

-	Lawsuit “Comercial Luis Enrique Seguel Valdebenito E.I.R.L. / Santander Consumer Finance Ltda.”, Rol C-2136-2021, followed before the 24th Civil Court of Santiago, first called to acquit positions.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-90

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 20

CONTINGENCIES AND COMMITMENTS, continued

b)	Contingent loans

To meet customer needs, the Bank acquired several irrevocable commitments and contingent liabilities, although these obligations should not be recognized in the Consolidated Statement of Financial Position, these contain credit risks and are therefore part of the Bank's overall risk.

The following table shows the Bank’s contractual obligations to issue loans:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$
Contingent loans
Letters of credit issued	295,353	165,119
Foreign letters of credit confirmed	119,853	82,779
Performance guarantees	1,157,884	1,090,643
Personal guarantees	446,473	441,508
Subtotal	2,019,563	1,780,049
On demand credit lines	8,659,243	8,391,414
Other irrevocable credit commitments	367,807	406,234
Total	11,046,613	10,577,697

c)	Held securities

The Bank holds securities in the normal course of its business as follows:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$

Third party operations
Collections	78,689	83,392
Transferred financial assets managed by the Bank	17,125	18,017
Assets from third parties managed by the Bank and its affiliates	1,366,594	1,352,032
Subtotal	1,462,408	1,453,441
Custody of securities
Securities held in custody	11,236,486	11,022,790
Securities held in custody deposited in other entity	3,046,867	808,186
Issued securities held in custody	11,364,915	10,461,847
Subtotal	25,648,268	22,292,823
Total	27,110,676	23,746,264

The Bank classified the portfolios managed by private banking in “Assets from third parties managed by the Bank and its affiliates”, as of June 30, 2021, the balance for this was Ch$ 1,366,559 million (Ch$ 1,351,997 million as of December 31, 2020),

d)	Guarantees

Banco Santander-Chile has an integral bank policy of coverage of Official Loyalty N°5207785 in force with the company Compañía de Seguros Chilena Consolidada S.A., Coverage for USD 50,000,000 per claim with an annual limit of USD 100,000,000, which covers both the Bank and its subsidiaries, with an expiration date of June 30, 2021, this policy was renewed until June 30, 2022 under the same conditions.

Santander Corredores de Bolsa Limitada

i)	As of June 30, 2021, the Company has comprehensive guarantees in the Santiago Stock Exchange to cover simultaneous operations carried out through its own portfolio for a total of Ch$ 12,041 million(Ch$ 6,493 million as of December 31, 2020).

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-91

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 20

CONTINGENCIES AND COMMITMENTS, continued

ii)	Additionally, as of June 30, 2021, the Company holds a guarantee in CCLV Contraparte Central S.A., in cash, for an amount of Ch$ 7,300 million (Ch$ 11,800 million as of December 31, 2020).

iii)	In order to ensure the correct and full compliance of all its obligations as Brokerage Broker, in accordance with the provisions of articles 30 and following of Law N° 18,045 on Securities Market, the Company has delivered fixed-income securities to the Santiago Stock Exchange for a present value of Ch$ 1,000 million as of June 30, 2021 (Ch$ 1,001 million as of December 31, 2020). This corresponds to a fixed-term deposit with Banco Santander-Chile whose maturity is September 6, 2021.

iv)	As of June 30, 2021, the company has a guarantee for equity loans in the amount of Ch$ 3,495 million (Ch$ 3,481 million as of December 31, 2020).

Santander Corredora de Seguros Limitada

i)	In accordance with those established in Circular N° 1,160 of the CMF, the company has contracted an insurance policy to respond to the correct and full compliance with all obligations arising from its operations as an intermediary in the hiring insurance.

ii)	On March 26, 2021, the insurance policy for insurance brokers was renewed N°10046944, this policy covers UF 500, and the professional liability policy for insurance brokers N°10046940 for an amount equivalent to UF 60,000, were contracted with the Insurance Company Generales Chilena Consolidada SA Both are valid from April 15, 2021 to April 14, 2022.

Klare Corredora de Seguros S.A.

In accordance with the provisions of Circular No. 1,160 of the CMF, the Company has contracted an insurance policy to respond to the correct and complete fulfilment of all the obligations arising from its operations as an intermediary in the contracting of insurance. The guarantee policy for insurance brokers No. 163143, which covers UF 500, contracted with Compañía HDI Seguros de Garantia y Crédito S.A. They are valid from April 15, 2020 to April 14, 2021. On April 5, 2021, this policy was renewed having a coverage from April 15, 2021 to April 14, 2022.

Sociedad Operadora de Cards de Pago Santander Getnet Chile S.A.

From July 1, 2020 to June 30, 2021, Banco Santander-Chile has established the integral bank policy for employee loyalty coverage No. FL00297A, in force with Compañía de Seguros Chilena Consolidada SA, coverage with a general limit of USD50,000,000 per event and USD100,000,000 in the annual aggregate, in each and every event which jointly covers both the Bank and its Subsidiaries.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-92

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 21

EQUITY

a)	Equity

As of June 30, 2021 and December 2020 the Bank has 188,446,126,794 shares outstanding amounting to Ch$ 891,303 million, all of which are subscribed for and paid in full. All shares have the same rights, and have no preferences or restrictions.

The movement in shares for the period of June 30, 2021 and December 31, 2020 is the following:

	Shares
	As of June 30,	As of December 31,
	2021	2020

Issued as of January 1	188,446,126,794	188,446,126,794
Issuance of paid shares	-	-
Issuance of outstanding shares	-	-
Stock options exercised	-	-
Issued a period end	188,446,126,794	188,446,126,794

As of June 30, 2021 and December 31, 2020 the Bank does not own any of its shares in treasury, nor do any of the consolidated companies.

As of June 30, 2021 the shareholder composition is the following:

Corporate Name or Shareholder`s Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S,A,	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank of New York Mellon	-	21,090,339,671	21,071,931,671	11.19
Banks on behalf of third parties	16,377,440,623	-	16,377,440,623	8.69
Pension funds (AFP) on behalf of third parties	11,529,918,935	-	11,529,918,935	6.12
Stock brokers on behalf of third parties	6,270,124,661	-	6,270,124,661	3.33
Other minority holders	6,585,301,636	-	6,585,301,636	3.49
Total	167,355,787,123	21,090,339,671	188,446,126,794	100.00

(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

As of December 31, 2020 the shareholder composition is the following:

Corporate Name or Shareholder`s Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S,A,	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank of New York Mellon	-	22,450,671,671	22,450,671,671	11.91
Banks on behalf of third parties	15,925,407,468	-	15,925,407,468	8.45
Pension fund (AFP) on behalf of third parties	9,929,343,874	-	9,929,343,874	5.27
Stock brokers on behalf of third parties	6,892,162,980	-	6,892,162,980	3.66
Other minority holders	6,655,539,533	-	6,655,539,533	3.53
Total	165,995,455,123	22,450,671,671	188,446,126,794	100.00

(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-93

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 21

EQUITY, continued

b)	Reserves

During 2021, on the Shareholders' Meeting held in April, it was agreed to capitalize 40% of the retained earnings from previous years to reserves, equivalent to Ch$ 206,979 million (Ch$ 220,838 million in 2020).

c)	Dividends

The distribution of dividends has been disclosed in the Consolidated Statements of Changes in Equity.

d)	Diluted earnings per share and basic earnings per share

As of June 30, 2021 and 2020, the composition of diluted earnings per share and basic earnings per share are as follows:

	As of June 30,
	2021	2020
	MCh$	MCh$

a) Basic earnings per share
Total attributable to equity holders of the Bank	367,191	228,873
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	1.949	1.215
Diluted earnings per share continuing operations (in Ch$)	1.949	1.215

b) Diluted earnings per share
Total attributable to equity holders of the Bank	367,191	228,873
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Assumed conversion of convertible debt	-	-
Adjusted number of shares	188,446,126,794	188,446,126,794
Diluted earnings per share (in Ch$)	1.949	1.215
Diluted earnings per share continuing operations (in Ch$)	1.949	1.949

As of June 30, 2021 and 2020, the Bank does not own instruments with dilutive effects.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-94

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 21

EQUITY, continued

e)	Other comprehensive income of available for sale investments and cash flow hedges:

	As of June 30,	As of December 31,
	2021	2020
	MCh$	MCh$

Available for sale investments
As of January 1,	100,135	30,398
Gain (losses) on the re-valuation of available for sale investments, before tax	(407,727)	26,128
Reclassification from other comprehensive income to net income for the year	-	-
Net income realized	(153)	43,609
Subtotal	(407,880)	69,737
Total	(307,745)	100,135

Cash flow hedges
As of January 1,	(136,765)	(40,435)
Gains (losses) on the re-valuation of cash flow hedges, before tax	(45,821)	(93,182)
Reclassification and adjustments on cash flow hedges, before tax	(11,928)	(3,148)
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or assignment was hedged as a highly probable transaction	-	-
Subtotal	(57,749)	(96,330)
Total	(194,514)	(136,765)

Other comprehensive income, before tax	(502,259)	(36,630)

Income tax related to other comprehensive income components
Income tax relating to available for sale investments	83,091	(27,037)
Income tax relating to cash flow hedges	52,519	36,927
Total	135,610	9,890

Other comprehensive income, net of tax	(366,649)	(26,740)
Attributable to:
Equity holders of the Bank	(367,277)	(27,586)
Non-controlling interest	628	846

The Bank expects that the results included in "Other comprehensive income" will be reclassified to profit or loss when the specific conditions have been met.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-95

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 22

CAPITAL REQUIREMENTS (BASEL)

In accordance with Chilean General Banking Law, the Bank must maintain a minimum ratio of effective equity to risk-weighted consolidated assets of 8% net of required allowances, and a minimum ratio of basic equity to consolidated total assets of 3%, net of required allowances. However, as a result of the Bank’s merger in 2002, the CMF (ex SBIF) has determined that the Bank’s combined effective equity cannot be lower than 11% of its risk-weighted assets. Effective net equity is defined for these purposes as basic equity (capital and reserves) plus subordinated bonds, up to a maximum of 50% of basic equity.

Assets are allocated to different risk categories, each of which is assigned a weighting percentage according to the amount of capital required to be held for each type of asset. For example, cash, deposits in banks and financial instruments issued by the Central Bank of Chile have a 0% risk weighting, meaning that it is not necessary to hold equity to back these assets according to current regulations. Property, plant and equipment have a 100% risk weighting, meaning that a minimum capital equivalent to 11% of these assets must be held. All derivatives traded off the exchanges are also assigned a risk weighting, using a conversion factor applied to their notional values, to determine the amount of their exposure to credit risk, Off-balance-sheet contingent credits are also included for weighting purposes, as “Credit equivalents”.

According to Chapter 12-1 of the CMF (former SBIF), Recopilación Actualizada de Normas (Updated Compilation of Rules) effective January 2010, the CMF changed existing regulation with the enforcement of Chapter B-3 from the Compendium of Accounting Standards, which changed the risk exposure of contingent allocations from 100% exposure to the following:

Type of contingent loan	Exposure

a) Pledges and other commercial commitments	100%
b) Foreign letters of credit confirmed	20%
c) Letters of credit issued	20%
d) Guarantees	50%
e) Interbank guarantee letters	100%
f) Available lines of credit	35%
g) Other loan commitments:
- Higher education loans Law N°. 20,027	15%
- Other	100%
h) Other contingent loans	100%

On January 12, 2019, Law 21,130 that Modernizes Banking Legislation was published in the Official Gazette. This law introduces modifications, among other regulatory bodies, to the General Law of Banks (LGB), to Law 21,000 that created the Commission for the Financial Market, to the Organic Law of the State Bank of Chile and to the Tax Code. On March 30, 2020, the CMF informs on the flexibility to implement Basel III. In coordination with the Central Bank of Chile, they resolved to postpone the implementation of the capital requirements required by the standard by one year and to maintain the current general regulatory framework for banking capital requirements until December 2021. The new General Banking Law (updated through Law 21,130) defines general guidelines to establish a capital adequacy system in line with the international standards of Basel III, giving the CMF the power to dictate the framework of capital in a prudent manner. In particular, the CMF is empowered, with the prior favorable agreement of the Board of the Central Bank of Chile (BCCh), to define, through regulations, the new methodologies for calculating assets weighted by credit, market and operational risk; the conditions of issuance of hybrid instruments AT1, and the determination and capital charges for banks of local systemic importance. It also introduced conservation and counter-cyclical buffers and expanded the CMF's powers to make prudential discounts to regulatory capital and require additional measures, including higher capital, from banks that present deficiencies in the supervisory evaluation process (pillar 2). The implementation of Basel III makes it possible to focus risk management towards a more comprehensive vision of them, with a focus on capital adequacy.

In accordance with the foregoing, last December the CMF completed the process of issuing the necessary regulations for the implementation in Chile of the capital framework of the Basel III standards. But in the current context of a coronavirus pandemic, the CMF, in coordination with the Central Bank of Chile and in line with the measures adopted by regulators at the international level, decided to postpone the implementation of the APR calculation for one year and maintain it temporarily the general regulatory framework in force until November 30, 2021.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-96

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 22

CAPITAL REQUIREMENTS (BASEL), continued

As of the date of these consolidated financial statements, the CMF has issued the following circulars related to Basel III:

•	Circular No. 2,270 - General criteria and guidelines for determining additional equity requirements as a result of the supervision process pursuant to Title V and article 66 quinines of the General Banking Law. Updates Chapter 1-13 and introduces new Chapter 21-13 to the Updated Collection of Standards for Banks.

•	Circular No. 2,272 - Additional basic capital, articles 66 bis and 66 term of the General Banking Law. Incorporates Chapter 21-12 to the Updated Compilation of Standards.

•	Circular No. 2,273 - Ratio between basic capital and total assets. Incorporates Chapter 21-30 to the Updated Compilation of Standards.

•	Circular No. 2,274 - Equity for legal and regulatory purposes. Incorporates Chapter 21-1 into the Updated Compilation of Standards to replace Chapter 12-1.

•	Circular No. 2,276 - Factors and methodology for banks or a group of banks rated as systemically important. It incorporates Chapter 21-11 the Updated Compilation of Standards and updates provisions of Chapter 12-14.

•	Circular No. 2,279 - Preferred shares, bonds without a fixed maturity term and subordinated bonds. Incorporates Chapters 21-2 and 21-3 to the Updated Compilation of Standards.

•	Circular No. 2,280 - Standardized Methodology for the Computation of Assets Weighted by Operational Risk. Incorporates Chapter 21- 8 to the Updated Compilation of Standards.

•	Circular No. 2,281 - Determination of weighted assets for credit risk. Incorporates Chapter 21-6 to the Updated Compilation of Standards.

•	Circular No. 2,282 - Incorporates a new Chapter 21-7 on the determination of assets weighted by market risk to the Updated Compilation of Standards.

•	Circular No. 2,283 - Promotion of market discipline and transparency through the disclosure of information requirements from banking entities (Pillar 3). Incorporates Chapter 21-20 to the Updated Compilation of Standards.

•	Circular No. 2,284 - Creates R11 file related to the measurement of the systemic importance index.

•	Circular No. 2,285 - File R11 on Rating of Banks of Systematic Importance. It complements instructions and extends delivery time.

•	Circular No. 2,288 - Incorporates new files R01, R02, R06, R07 and R08 related to the measurement of solvency levels, equity cash and assets weighted by credit, market and operational risk.

These standards came into effect on December 1, 2020, their applications will be gradual depending on the standard to be dealt with.

The levels of basic capital and effective net equity as of June 30, 2021 and December 31, 2020, are the following:

	Consolidated assets		Risk-weighted assets (***)
	As of June 30,	As of December 31,	As of June 30,	As of December 31,
	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$
Balance-sheet assets (net of allowances)
Cash and deposits in banks	7,512,113	2,803,288	-	-
Cash in process of collection	1,040,417	452,963	422,469	173,466
Trading investments	43,815	133,718	21,396	14,655
Investments under resale agreements	-	-	-	-
Financial derivative contracts (*)	2,421,206	2,742,701	1,683,428	1,602,495
Interbank loans, net	7,637	18,920	7,637	15,250
Loans and accounts receivables from customers, net	33,711,737	33,413,429	26,615,215	26,651,340
Available for sale investment	7,071,313	7,162,542	633,685	618,908
Investments in associates and other companies	10,490	10,770	10,490	10,770
Intangible assets	83,973	82,537	83,973	82,537
Property, plant, and equipment	184,657	187,240	184,657	187,240
Right of use assets	189,026	201,611	189,026	201,611
Current taxes	77,990	-	7,799	-
Deferred taxes	631,756	538,118	63,176	53,812
Other assets(**)	1,297,613	1,236,376	1,297,970	1,233,016
Off-balance-sheet assets
Contingent loans	4,503,176	4,378,214	2,688,239	2,615,644
Total	58,786,921	53,362,427	33,909,159	33,460,744
(*)	“Financial derivative contracts” are presented at their “Credit Equivalent Risk” value as established in Chapter 12-1 of the Updated Compilation of Rules issued by the CMF.

(**)	On March 30, 2020, the CMF published circular No. 2248, which indicates that the CMF has authorized the presentation of net positions of derivatives and guarantees granted to third parties, under the protection of bilateral compensation agreements recognized by the Central Bank of Chile. For purposes of computing assets for capital adequacy.
(***)	On August 21, 2020, the circular No. 2265 was issued by the CMF. The circular instructed the treatment for the loans guaranteed by the government (including FOGAPE and CORFO). Under the new regulation, these loans are now incorporated into category 2 of the risk-weighted asset classification, modifying its ponderation from 100% to 10%.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-97

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 22

CAPITAL REQUIREMENTS (BASEL), continued

The ratios of basic capital and effective net equity at the close of each period are as follows:

	Ratio
	As of June 30,	As of December 31,	As of June 30,	As of December 31,
	2021	2020	2021	2020
	MCh$	MCh$	%	%
Basic capital / Common equity level 1	3,330,025	3,652,599	5.81	6.84
Effective net equity	4.973,126	5,143,843	14.67	15.37

(*) In accordance with the definition found in RAN 21-1 “Equity for legal and regulatory purposes” we have incorporated the concept of non-controlling interest into the ratio of basic capital / ordinary capital level 1.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-98

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 23

NON-CONTROLLING INTEREST

a)	It reflects the net amount of equity of dependent entities attributable to capital instruments which do not belong, directly or indirectly, to the Bank, including the portion of the income for the period that has been attributed to them.

The non-controlling interest included in the equity and the income from the subsidiaries is summarized as follows:

				Other comprehensive income
As of June 30, 2021	Non controlling interest	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Corredora de Seguros Limitada	0.25	176	2	-	-	-	2
Santander Corredores de Bolsa Limitada	49.41	22,496	180	(147)	40	(107)	73
Santander Asesorías Financieras Limitada	0.97	486	(7)	(152)	41	(111)	(118)
Santander S.A. Sociedad Securitizadora	0.36	1	-	-	-	-	-
Klare Corredora de Seguros S.A.	49.90	2,271	(632)	-	-	-	(632)
Santander Consumer Finance Limitada	49.00	34,038	4,344	-	-	-	4,344
Subtotal		59,468	3,887	(299)	81	(218)	3,669

Entities controlled through other considerations:
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	4,470	(211)	-	-	-	(211)
Bansa Santander S.A.	100.00	20,174	260	-	-	-	260
Multiplica Spa	100.00	4,134	(155)	-	-	-	(155)
Subtotal		28,778	(106)	-	-	-	(106)

Total		88,246	3,781	(299)	81	(218)	3,563

			Other comprehensive income
As of December 31, 2020	Non-controlling interest	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Corredora de Seguros Limitada	0.25	174	(4)	(4)	1	(3)	(7)
Santander Corredores de Bolsa Limitada	49.41	22,614	351	(38)	9	(29)	322
Santander Asesorías Financieras Limitada	0.97	493	(5)	152	(41)	111	106
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Klare Corredora de Seguros S.A.	49.90	2,902	(880)	-	-	-	(880)
Santander Consumer Chile S.A	49.00	29,649	5,619	-	-	-	5,619
Subtotal		55,834	5,081	110	(31)	79	5,160

Entities controlled through other considerations:
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	4,808	(127)	-	-	-	(127)
Bansa Santander S.A.	100.00	19,565	349	-	-	-	349
Multiplica Spa	100.00	4,476	(187)	-	-	-	(187)
Subtotal		28,849	35	-	-	-	35

Total		84,683	5,116	110	(31)	79	5,195

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-99

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 23

NON-CONTROLLING INTEREST, continued

b)	A summary of the financial information of subsidiaries included in the consolidation with non-controlling interests (before consolidation or conforming adjustments) is as follows:

		As of June 30,				As of December 31,
		2021				2020
					Net				Net
		Assets	Liabilities	Capital	Income	Assets	Liabilities	Capital	Income
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Santander Corredora de Seguros Limitada	Filial	81,714	11,959	69,150	605	79,936	10,777	70,554	(1,395)
Santander Corredores de Bolsa Limitada	Filial	97,961	52,054	45,544	363	94,802	49,038	45,053	711
Santander Asesorías Financieras Limitada (*)	Filial	51,926	1,693	50,928	(695)	52,070	1,142	51,454	(526)
Santander S,A, Sociedad Securitizadora	Filial	865	467	455	(57)	630	175	547	(92)
Klare Corredora de Seguros S.A.	Filial	5,194	645	5,816	(1,267)	6,415	599	7,579	(1,763)
Santander Consumer Finance Limitada	Filial	565,457	495,991	60,589	8,877	693,992	633,177	49,348	11,467
Sociedad operadora de Tarjetas de Pago Santander Getnet Chile S.A.	Filial	44,501	30,613	18,990	(5,102)	16,448	1,185	16,273	(1,010)
Santander Gestión de Recaudación y Cobranzas Limitada	EPE	6,625	2,155	4,681	(211)	7,789	3,108	4,808	(127)
Bansa Santander S.A.	EPE	111,334	91,160	19,914	260	84,496	64,582	19,565	349
Multiplica Spa	EPE	4,256	122	4,289	(155)	4,336	47	4,476	(187)
Total		969,833	686,859	280,356	2,618	1,040,914	763,830	269,657	7,427

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-100

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 24

INTEREST INCOME

This item refers to interest earned in the period from the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the effect of hedge accounting.

a)	As of June 30, 2021 and 2020, the income from interest income, not including income from hedge accounting, is attributable to the following items:

	As of June 30,
	2021				2020
	Interest	Inflation adjustments	Prepaid fees	Total	Interest	Inflation adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Resale agreements	69	-	-	69	112	-	-	112
Interbank loans	-	-	-	-	36	-	-	36
Commercial loans	324,369	138,797	6,632	469,798	378,124	89,667	6,231	474,022
Mortgage loans	164,773	274,263	408	439,444	161,586	156,310	465	38,361
Consumer loans	239,263	200	2,773	242,236	300,593	195	2,873	303,661
Investment instruments	37,676	37,811	-	75,487	33,809	13,293	-	47,102
Other interest income	1,622	1,672	-	3,294	7,614	1,258	-	8,872

Interest income without income from hedge accounting	767,772	452,743	9,813	1,230,328	881,874	260,723	9,569	1,152,166

b) As indicated in section i) of Note 1, suspended interest relates to loans with payments over 90 days overdue, which are recorded in off-balance sheet accounts until they are effectively received.

As of June 30, 2021 and 2020, the suspended interest and adjustments income consists of the following:

	As of June 30,
	2021			2020
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	10,339	10,140	20,479	13,313	10,009	23,322
Mortgage loans	1,917	7,246	9,163	3,187	7,385	10,572
Consumer loans	1,998	213	2,211	3,656	241	3,897

Total	14,254	17,599	31,853	20,156	17,635	37,791

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-101

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 24

INTEREST INCOME, continued

c)	As of June 30, 2021 and 2020, the expenses from interest expense, excluding expense from hedge accounting, are as follows:

	As of June 30,
	2021			2020
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(6,083)	(1,356)	(7,439)	(6,778)	(752)	(7,530)
Repurchase agreements	(89)	-	(89)	(2,150)	-	(2,150)
Time deposits and liabilities	(22,135)	(8,033)	(30,168)	(107,915)	(13,796)	(121,711)
Interbank borrowings	(19,042)	-	(19,042)	(25,999)	-	(25,999)
Issued debt instruments	(91,510)	(107,541)	(199,051)	(126,150)	(72,088)	(198,238)
Other financial liabilities	(177)	(12)	(189)	(543)	(7)	(550)
Obligations for lease agreements	(1,143)	-	(1,143)	(1,386)	-	(1,386)
Other interest expense	(1,336)	(9,706)	(11,042)	(6,061)	(9,796)	(15,857)
Interest expense without expenses from hedge accounting	(141,515)	(126,648)	(268,163)	(276,982)	(96,439)	(373,421)

d)	As of June 30, 2021 and 2020, the income and expense from interest is as follows:

	As of June 30,
	2021	2020
Items	MCh$	MCh$

Interest income less income from hedge accounting	1,230,328	1,152,166
Interest expense less expense from hedge accounting	(268,163)	(373,421)

Net Interest income (expense) from hedge accounting	962,165	778,745

Hedge accounting (net)	(93,070)	(10,103)

Total net interest income	869,095	768,642

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-102

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 25

FEES AND COMMISSIONS

a)	Fees and commissions include the value of fees earned and paid during the year, except those which are an integral part of the financial instrument’s effective interest rate:

	As of June 30,
	2021	2020
	MCh$	MCh$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	3,583	3,732
Fees and commissions for guarantees and letters of credit	17,988	18,097
Fees and commissions for card services	115,847	94,654
Fees and commissions for management of accounts	18,635	17,681
Fees and commissions for collections and payments	12,596	14,459
Fees and commissions for intermediation and management of securities	5,503	6,181
Fees and commissions for insurance marketing	20,773	23,392
Office banking	8,368	7,418
Fees for other services rendered	22,465	22,643
Other fees earned	31,403	18,710
Total	257,161	226,967

	As of June 30,
	2021	2020
	MCh$	MCh$

Fee and commission expense
Compensation for card operations	(70,815)	(64,341)
Fees and commissions for securities transactions	(2,066)	(510)
Office banking	(1,165)	(972)
Interbank Services	(16,324)	(10,810)
Other fees	(14,799)	(13,669)
Total	(105,169)	(90,302)

Net fees and commissions income	151,992	136,665

The fees earned in transactions with letters of credit are presented in the Consolidated Interim Statement of Income in the item “Interest income”.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-103

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 25

FEES AND COMMISSIONS, continued

b)	Income and expenses from commissions that are generated through the different segments of the business are presented in the following chart as well as the calendar which recognizes ordinary activity income.

	Segments					Calendar recognizing ordinary activity income
As of June 30, 2021	Retail Banking	Middle Market	Global Corporate Banking	Others	Total	Transferred through time	Transferred in an exact moment	Deferral model
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	3,130	334	116	3	3,583	3,583	-	-
Fees and commissions for guarantees and letters of credit	5,477	8,765	3,659	87	17,988	17,988	-	-
Fees and commissions for card services	110,890	3,758	1,191	8	115,847	27,514	88,333	-
Fees and commissions for management of accounts	17,013	1,232	390	-	18,635	18,635	-	-
Fees and commissions for collections and payments	11,953	469	143	31	12,596	-	5,113	7,483
Fees and commissions for intermediation and management of securities	2,011	171	2,928	393	5,503	-	5,503	-
Fees and commissions for insurance marketing	20,773	-	-	-	20,773	-	-	20,773
Office banking	5,834	2,167	367	-	8,368	-	8,368	-
Fees for other services rendered	20,935	1,277	246	7	22,465	-	22,465	-
Other fees earned	14,269	5,934	10,966	234	31,403	-	31,403	-
Totals	212,285	24,107	20,006	763	257,161	67,720	161,185	28,256

Fee and commission expense
Compensation for card operations	(68,511)	(1,860)	(444)	-	(70,815)	-	(35,543)	(35,272)
Fees and commissions for securities transactions	-	-	(1,203)	(863)	(2,066)	-	(2,066)	-
Office banking	(736)	(161)	(268)	-	(1,165)	-	(1,165)	-
Interbank Services	(10,317)	(2,259)	(3,748)	-	(16,324)	-	(16,324)	-
Other fees	(9,503)	(959)	(2,258)	(2,079)	(14,799)	-	(14,799)	-
Totals	(89,067)	(5,239)	(7,921)	(2,942)	(105,169)	-	(69,897)	(35,272)
Net fees and commissions income	123,218	18,868	12,085	(2,179)	151,992	67,720	91,288	(7,016)
Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-104

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 25

FEES AND COMMISSIONS, continued

Income and expenses from commissions that are generated through the different segments of the business are presented in the following chart as well as the calendar which recognizes ordinary activity income, continued:

	Segments					Calendar recognizing ordinary activity income
As of June 30, 2020	Retail Banking	Middle Market	Global Corporate Banking	Others	Total	Transferred through time	Transferred in an exact moment	Deferral model
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	3,213	346	169	4	3,732	3,732	-	-
Fees and commissions for guarantees and letters of credit	5,637	8,846	3,407	207	18,097	18,097	-	-
Fees and commissions for card services	89,940	3,274	1,420	20	94,654	23,302	71,352	-
Fees and commissions for management of accounts	15,990	1,274	414	3	17,681	17,681	-	-
Fees and commissions for collections and payments	13,441	777	193	48	14,459	-	7,286	7,173
Fees and commissions for intermediation and management of securities	1,731	111	4,086	253	6,181	-	6,181	-
Fees and commissions for insurance marketing	23,392	-	-	-	23,392	-	-	23,392
Office banking	5,097	1,996	325	-	7,418	-	7,418	-
Fees for other services rendered	20,106	1,951	536	50	22,643	-	22,643	-
Other fees earned	7,481	5,888	6,300	(959)	18,710	-	18,710	-
Totals	186,028	24,463	16,850	(374)	226,967	62,812	133,590	30,565

Fee and commission expense
Compensation for card operations	(61,637)	(1,598)	(440)	(666)	(64,341)	-	(33,747)	(30,594)
Fees and commissions for securities transactions	-	-	(31)	(479)	(510)	-	(510)	-
Office banking	(620)	(204)	(147)	(1)	(972)	-	(972)	-
Interbank Services	(8,479)	(1,034)	(1,297)	-	(10,810)	-	(10,810)	-
Other fees	(7,362)	(1,919)	(2,470)	(1,918)	(13,669)	-	(13,669)	-
Totals	(78,098)	(4,755)	(4,385)	(3,064)	(90,302)	-	(59,708)	(30,594)
Net fees and commissions income	107,930	19,708	12,465	(3,438)	136,665	62,812	73,882	(29)

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-105

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 26

NET INCOME (EXPENSE) FROM FINANCIAL OPERATIONS

Includes the amount of the adjustments from the financial instruments variation, except those attributable to the interest accrued by the application of the effective interest rate method of the value adjustments of the assets, as well as the results obtained in their sale.

As of June 30, 2021 and 2020, the detail of income from financial operations is as follows:

	As of June 30,
	2021	2020
	MCh$	MCh$

Profit and loss from financial operations
Trading derivatives	11,194	180,068
Trading investments	(3,253)	645
Sale of loans and accounts receivables from customers
Current portfolio	(7)	-
Charged-off portfolio	1,728	11
Available for sale investments	3,075	67,304
Repurchase of issued bonds (1)	(2,457)	3,140
Other profit and loss from financial operations	(1,019)	(35,097)
Total	9,261	216,071
(1) As of June 30, 2021 the Bank hasn’t made any repurchases of bonds, see Note 16.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-106

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 27

NET FOREIGN EXCHANGE INCOME

Net foreign exchange income includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in a foreign currency at the time of their sale.

As of June 30, 2021 and 2020, net foreign exchange income is as follows:

	As of June 30,
	2021	2020
	MCh$	MCh$
Net foreign exchange gain (loss)
Net gain (loss) from currency exchange differences	12,258	(356,559)
Hedging derivatives	46,306	229,645
Income from assets indexed to foreign currency	3,474	10,913
Income from liabilities indexed to foreign currency	-	-
Total	62,038	(116,001)

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-107

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 28

PROVISIONS FOR LOAN LOSSES

a)	The movement in provisions for loan losses registered as of June 30, 2021 and 2020 is the following:

		Loans and accounts receivable from customers
As of June 30, 2021	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans		Additional Provisions
	Individual	Individual	Group	Group	Group	Individual	Group		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off of loans	-	(10,047)	(22,875)	(4,677)	(8,996)	-	-	-	(46,595)
Provisions established	(12)	(46,102)	(65,457)	(21,865)	(84,688)	(39,505)	(5,545)	(42,000)	(305,174)
Total provisions and charge-offs	(12)	(56,149)	(88,332)	(26,542)	(93,684)	(39,505)	(5,545)	(42,000)	(351,769)
Provisions released	16	67,062	24,039	7,058	31,865	1,216	797	-	132,053
Recovery of loans previously charged-off	-	4,867	7,170	5,117	18,519	-	-	-	35,673
Net charge to income	4	15,780	(57,123)	(14,367)	(43,300)	(38,289)	(4,748)	(42,000)	(184,043)

		Loans and accounts receivable from customers
As of June 30, 2020	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans		Additional Provisions
	Individual	Individual	Group	Group	Group	Individual	Group		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off of loans	-	(13,730)	(28,381)	(5,036)	(15,488)	-	-	-	(62,635)
Provisions established	(13)	(120,910)	(48,875)	(10,663)	(132,587)	(7,472)	(1,330)	(30,000)	(351,850)
Total provisions and charge-offs	(13)	(134,640)	(77,256)	(15,699)	(148,075)	(7,472)	(1,330)	(30,000)	(414,485)
Provisions released (*)	22	19,851	13,716	7,244	35,560	2,763	5,519	-	84,675
Recovery of loans previously charged-off	-	9,190	6,540	4,921	15,226	-	-	-	35,877
Net charge to income	9	(105,599)	(57,000)	(3,534)	(97,289)	(4,709)	4,189	(30,000)	(293,933)

b)	The detail for Charge-off to individually significant loans, is the following:

	Loans and accounts receivable from customers
As of June 30, 2021	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Charge-off of loans	23,811	54,605	8,990	65,578	152,984
Provision applied	(13,764)	(31,730)	(4,313)	(56,582)	(106,389)
Net charge offs of individually significant loans	10,047	22,875	4,677	8,996	46,595

	Loans and accounts receivables from customers
As of June 30, 2020	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Charge-off of loans	23,482	56,191	9,134	125,061	213,868
Provision applied	(9,752)	(27,810)	(4,098)	(109,573)	(151,233)
Net charge offs of individually significant loans	13,730	28,381	5,036	15,488	62,635

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-108

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 29

PERSONNEL SALARIES AND EXPENSES

As of June 30, 2021 and 2020, the composition for personnel salaries and expenses is the following:

	As of June 30,
	2021	2020
	MCh$	MCh$

Personnel compensation	121,007	130,591
Bonuses or gratuities	42,342	36,301
Stock-based benefits	(16)	(257)
Seniority compensation	14,782	10,930
Pension plans	717	397
Training expenses	1,021	1,665
Day care and kindergarten	1,360	1,406
Health and welfare funds	3,170	3,390
Other personnel expenses	16,276	18,159
Total	200,659	202,582

Share-based compensation (settled in cash)

In accordance with IFRS 2, equity instruments settled in cash are allocated to executives of the Bank and its Subsidiaries as a form of compensation for their services.

The Bank measures the services received and the cash obligation at fair value at the end of each reporting period and on the settlement date, recognizing any change in fair value in the income statement for the period.

The balance corresponding to benefits based on equity instruments as of June 30, 2021 and 2020 amounts to Ch$ 16 million and Ch$ 257 million, respectively.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-109

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 30

ADMINISTRATIVE EXPENSES

As of June 30, 2021 and 2020, the composition for administrative expenses is the following:

	As of June 30,
	2021	2020
	MCh$	MCh$

General administrative expenses	77,596	76,194
Maintenance and repair of property, plant and equipment	10,530	10,397
Expenses for short-term lease agreements	1,600	1,788
Insurance premiums	3,009	2,486
Office supplies	1,987	2,449
IT and communication expenses	39,741	32,984
Lighting, heating, and other utilities	2,519	2,810
Security and valuables transport services	6,950	6,653
Representation and personnel travel expenses	1,345	1,037
Judicial and notarial expenses	399	436
Fees for technical reports and auditing	2,946	4,420
Other administrative expenses	6,570	10,734
Outsourced services	36,591	33,996
Data processing	17,972	14,179
Archive service	358	349
Valuation service	1,338	1,732
Outsourced staff	4,191	5,086
Other	12,732	12,650
Board expenses	750	750
Marketing expenses	11,689	8,662
Taxes, payroll taxes, and contributions	9,060	8,202
Real estate taxes	992	1,236
Patents	1,232	1,052
Other taxes	6	5
Contributions to CMF (ex SBIF)	6,830	5,909
Total	135,686	127,804

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-110

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 31

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

a)	The values of depreciation and amortization during June 30, 2021 and 2020 are detailed below:

	As June 30,
	2021	2020
	MCh$	MCh$

Depreciation and amortization
Property, plant, and equipment depreciation	(24,181)	(23,111)
Intangible assets amortization	(14,195)	(13,077)
Amortization for Right of use assets	(19,948)	(19,082)
Total depreciation and amortization	(58,324)	(55,270)
Impairment of fixed assets	-	-
Impairment of intangibles (*)	-	(638)
Impairment for Right of use assets	-	-
Totals	(58,324)	(55,908)

(*) As of June 30, 2020, the amount for impairment amounts to Ch$ 638 million, due to IT project obsolescence.

b)	The changes in book value due to depreciation and amortization for June 30, 2021 and 2020 are the following:

	Depreciation and amortization 2021
	Property, plant, and equipment MCh$	Intangible assets MCh$	Right of use assets MCh$	Total MCh$
Balances as of January 1, 2021	(310,424)	(201,997)	(125,041)	(637,462)
Depreciation and amortization for the period	(24,181)	(14,195)	(19,948)	(58,324)
Sales and disposals in the period	696	34,270	1,897	36,863
Other	995	-	(966)	29
Balance as of June 30, 2021	(332,914)	(181,922)	(144,058)	(658,894)

	Depreciation and amortization 2020
	Property, plant, and equipment	Intangible assets	Right of use assets	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2020	(266,895)	(176,613)	(99,445)	(546,440)
Depreciation and amortization for the period	(23,111)	(13,077)	(19,082)	(55,270)
Sales and disposals in the period	4,490	-	7,698	12,188
Other	-	-	-	-
Balance as of June 30, 2020	(285,516)	(189,690)	(110,829)	(586,035)

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-111

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 32

OTHER OPERATING INCOME AND EXPENSES

a)	Other operating income is composed by the following concepts:

	As of June 30,
	2021	2020
	MCh$	MCh$

Income from assets received in lieu of payment
Income from sale of assets received in lieu of payment	3,238	2,476
Recovery of charge-offs and income from assets received in lieu of payment	3,545	5,851
Other income from assets received in lieu of payment	990	1,917
Subtotal	7,773	10,244

Provisions released due to country risk	24	317

Other income
Income from sale of fixed assets	176	409
Leases	406	337
Compensation from insurance companies due to damages	45	230
Other	1,892	402
Subtotal	2,519	1,378
Total	10,316	11,939

b)	Other operating expenses is composed by the following concepts:

	As of June 30,
	2021	2020
	MCh$	MCh$
Allowances and expenses for assets received in lieu of payment
Charge-offs of assets received in lieu of payment	6,254	8,926
Provisions on assets received in lieu of payment	244	1,056
Expenses for maintenance of assets received in lieu of payment	747	975
Subtotal	7,245	10,957

Credit card expenses	258	328
Customer services	822	718
Other expenses
Operating charge-offs	4,479	1,440
Life insurance and general product insurance policies	17,606	12,708
Gain (Loss) for sale of PP&E	8,389	9,698
Expense for the Retail Association	138	143
Expense on sale of participation on associates	-	19
Land tax leasing operation (*)	2,088	1,773
Commercial representation expenses	4,959	-
Other	5,401	8,174
Subtotal	43,060	33,955
Total	51,385	45,958

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-112

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 33

TRANSACTIONS WITH RELATED PARTIES

Associated and dependent entities are the Bank’s “related parties”, however, this also includes its “key personnel” from the executive staff (members of the Bank’s Board of Directors and Managers of Banco Santander-Chile and its affiliates, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

The Bank also includes those companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent company i.e., Banco Santander S.A. (located in Spain).

Article 89 of the Ley de Sociedades Anónimas (Public Companies Act), which is also applicable to banks, states that any transaction with a related party must be made under equitable conditions similar to those that customarily prevail in the market.

Article 84 of the Ley General de Bancos (General Banking Act) establishes limits for loans that can be granted to related parties and prohibits lending to the Bank’s directors, General Manager, or representatives.

Transactions between the Bank and its related parties are specified below and have been divided into four categories:

Companies with relation to the Santander Group

This category includes all the companies that are controlled by the Santander Group around the world, and hence, it also includes the companies over which the Bank exercises any degree of control (Affiliates and special-purpose entities).

Associated companies

This category includes the entities over which the Bank exercises a significant degree of influence, in accordance with section b) of Note 1, and which generally belong to the group of entities known as “business support companies”.

Key personnel

This category includes members of the Bank’s Board of Directors and managers of Banco Santander-Chile and its affiliates, together with their close relatives.

Other

This category encompasses the related parties that are not included in the groups identified above and which are, in general, entities over which the key personnel could exercise significant influence or control.

The terms for transactions with related parties are equivalent to those which prevail in transactions made under market conditions or to which the corresponding considerations in kind have been attributed.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-113

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 33

TRANSACTIONS WITH RELATED PARTIES, continued

a)	Loans to related parties

Loans and receivables as well as contingent loans are as follows:

	As of June 30,			As of December 31,
	2021			2020
	Santander Group Companies	Associated companies	Key personnel	Other	Santander Group Companies	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable
Commercial loans	397,596	230	3,899	600	352,590	265	3,939	900
Mortgage loans	-	-	22,834	-	-	-	22,428	-
Consumer loans	-	-	6,109	-	-	-	6,131	-
Loans and account receivable	397,596	230	32,842	600	352,590	265	32,498	900

Provision for loan losses	(320)	(30)	(25)	(2)	(1,138)	(9)	(137)	(14)
Net loans	397,276	200	32,817	598	351,452	256	32,361	886

Guarantees	1,162	-	28,353	419	3,323	-	27,203	442

Contingent loans
Personal guarantees	-	-	-	-	-	-	-	-
Letters of credit	852	-	-	226	3,447	-	-	93
Performance guarantees	3,745	-	-	-	811	-	-	-
Contingent loans	4,597	-	-	226	4,258	-	-	93

Provision for contingent loans	(132)	-	-	(1)	(6)	-	-	-
Net contingent loans	4,465	-	-	225	4,252	-	-	93

	As of June 30,				As of December 31,
	2021				2020
	Santander Group companies (*)	Associated companies	Key personnel	Other	Santander Group companies (*)	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1,	356,848	265	32,498	993	715,671	375	29,240	748
Loans granted	162,419	-	3,372	50	388,896	-	8,080	727
Loan payments	(117,074)	(35)	(3,028)	(217)	(747,719)	(110)	(4,822)	(482)
Total	402,193	230	32,842	826	356,848	265	32,498	993

(*)Loans with non-controlled companies (not-consolidated) amount MCh$2,076 and MCh$2,286 as of June 30, 2021 and December 31, 2020.

respectively.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-114

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 33

TRANSACTIONS WITH RELATED PARTIES, continued

b) Assets and liabilities with related parties

	As of June 30,			As of December 31,
	2021				2020
	Santander Group Companies	Associated companies	Key personnel	Other	Santander Group Companies	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	1,049,584	-	-	-	703,069	-	-	-
Trading investments	-	-	-	-	-	-	-	-
Investments under resale agreements	-	-	-	-	-	-	-	-
Financial derivative contracts	741,121	3,138	13	-	978,696	186,038	33	7
Available for sale investments	-	-	-	-	-	-	-	-
Other assets	534,787	405,079	-	-	445,609	412,277	-	-

Liabilities
Deposits and other demand liabilities	40,094	3,044	8,673	979	17,118	4,484	5,997	3,242
Obligations under repurchase agreements	32,372	-	164	-	961,718	-	101	-
Time deposits and other time liabilities	1,323,368	1,671	5,757	958	1,409,404	100	4,706	864
Financial derivative contracts	1,079,468	2,825	17	9	1,137,502	354,108	-	-
Bank obligation	549,060	-	-	-	544,291	-	-	-
Issued debts instruments	437,509	-	-	-	349,022	-	-	-
Other financial liabilities	-	-	-	-	-	-	-	-
Other liabilities	8,631	361,213	-	-	1,210	232,344	-	-

c)	Recognized income (expense) with related parties

	As of June 30,
	2021				2020
	Companies with relation to the Santander Group	Associated companies	Key personnel	Other	Companies with relation to the Santander Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Income and expenses from interest and inflation	(6,896)	35	790	14	(25,038)	11	594	(4)
Fee and commission income and expenses	9,903	10,400	100	12	71,026	12,168	81	13
Net income (expense) from financial operations and foreign exchange transactions (*)	(125,918)	10,836	-	-	(781,015)	59,265	-	-
Other operating income and expenses	252	(404)	-	-	255	(10,264)	-	-
Key personnel compensation and expenses	-	-	(20,045)	-	-	-	(15,793)	-
Administrative and other expenses	(25,797)	(27,251)	-	-	(33,027)	(10,685)	-	-
			-	-
Total	(148,456)	(6,384)	(19,155)	26	(767,799)	50,495	(15,118)	9
(*)	Primarily relates to derivative contracts used to hedge economically the exchange risk of assets and liabilities that hedge positions of the Bank and its subsidiaries.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-115

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 33

TRANSACTIONS WITH RELATED PARTIES, continued

d)	Payment to Board members and key management personnel

The compensation received by key management personnel, including Board members and all the executives holding Manager positions, is shown in the “Personnel salaries and expenses” and/or “Administrative expenses” of the Consolidated Interim Statements of Income, and detailed as follows:

	As of June 30,
	2021	2020
	MCh$	MCh$

Personnel compensation	8,118	8,091
Board member`s salaries and expenses	750	714
Bonuses or gratuity	9,293	5,770
Compensation in stock	(16)	(257)
Training expenses	512	505
Seniority compensation	717	397
Health funds	64	66
Other personnel expenses	137	138
Pension Plans	470	368
Total	20,045	15,793

e)	Composition of key personnel

As of June 30, 2021 and December 31, 2020, the composition of the Bank’s key personnel is as follows:

Position	N° of executives
	As of June 30,	As of December 31,
	2021	2020

Directors	11	11
Division managers	13	13
Managers	93	96

Total key personnel	117	120

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-116

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction on the main market (or the most advantageous) at the measurement date in the current market conditions (in other words, an exit price) regardless of whether that price is directly observable or estimated by using a different valuation technique. The measurement of fair value assumes the sale transaction of an asset or the transference of the liability happens within the main asset or liability market, or the most advantageous market for the asset or liability.

For financial instruments with no available market prices, fair values have been estimated by using recent transactions in analogous instruments, and in the absence thereof, the present values or other valuation techniques based on mathematical valuation models sufficiently accepted by the international financial community. In the use of these models, consideration is given to the specific particularities of the asset or liability to be valued, and especially to the different kinds of risks associated with the asset or liability.

These techniques are significantly influenced by the assumptions used, including the discount rate, the estimates of future cash flows and prepayment expectations. Hence, the fair value estimated for an asset or liability may not coincide exactly with the price at which that asset or liability could be delivered or settled on the date of its valuation and may not be justified in comparison with independent markets.

Determination of fair value of financial instruments

Below is a comparison between the value at which the Bank’s financial assets and liabilities are recorded and their fair value as of June 30, 2021 and December 31, 2020:

	As of June 30, 2021		As of December 31, 2020
	Book value	Fair value	Book value	Fair value
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	43,815	43,815	133,718	133,718
Financial derivative contracts	6,304,870	6,304,870	9,032,085	9,032,085
Loans and accounts receivable from customers and interbank loans, (net)	33,719,374	35,147,708	33,432,349	36,990,699
Investments available for sale	7,071,313	7,071,313	7,162,542	7,162,542
Guarantee deposits (margin accounts)	753,357	753,357	608,359	608,359

Liabilities
Deposits and interbank borrowings	37,491,977	37,688,739	31,471,283	32,047,227
Financial derivative contracts	6,721,491	6,721,491	9,018,660	9,018,660
Issued debt instruments and other financial liabilities	8,236,799	8,669,499	8,388,495	9,590,678
Guarantees received (margin accounts)	361,549	361,549	624,205	624,205

Fair value is approximated to book value in the following accounts, due to their short-term nature in the following cases: cash and bank deposits, operations with liquidation in progress and buyback contracts as well as security loans.

In addition, the fair value estimates presented above do not attempt to estimate the value of the Bank’s profits generated by its business activity, nor its future activities, and accordingly, they do not represent the Bank’s value as a going concern.

Below is a detail of the methods used to estimate the financial instruments’ fair value.

a)	Operations pending settlement, trading investments, available for sale investment instruments, repurchase agreements and securities loans

The estimated fair value of these financial instruments was established using market values or estimates from an available dealer, or quoted market prices of similar financial instruments. Investments with maturities of less than 1 year are evaluated at recorded value since they are considered as having a fair value not significantly different from their recorded value, due to their short maturity term. To estimate the fair value of debt investments or representative values in these lines of businesses, we take into consideration additional variables and elements, as long as they apply, including the estimate of prepayment rates and credit risk of issuers.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-117

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

b)	Loans and accounts receivable from customers and interbank loans

Fair value of commercial, mortgage and consumer loans and credit cards are measured through a discounted cash flow (DCF) analysis. To do so, we use current market interest rates considering product, term, amount and similar loan quality. Fair value of loans with 90 days or more of delinquency are measured by means of the market value of the associated guarantee, minus the rate and term of expected payment. For variable rate loans whose interest rates change frequently (monthly or quarterly) and that are not subjected to any significant credit risk change, the estimated fair value is based on their book value.

c)	Deposits

Disclosed fair value of deposits that do not bear interest and saving accounts is the amount payable at the reporting date and, therefore, equals the recorded amount. Fair value of time deposits is calculated through a discounted cash flow calculation that applies current interest rates from a monthly calendar of scheduled maturities in the market.

d)	Short and long term issued debt instruments

The fair value of these financial instruments is calculated by using a discounted cash flow analysis based on the current incremental lending rates for similar types of loans having similar maturities.

e)	Financial derivative contracts

The estimated fair value of financial derivative contracts is calculated using the prices quoted on the market for financial instruments having similar characteristics.

The fair value of interest rate swaps represents the estimated amount that the Bank expects to receive to cancel the contracts or agreements, considering the term structures of the interest curve, volatility of the underlying asset and credit risk of counterparties.

If there are no quoted prices from the market (either direct or indirect) for any derivative instrument, the respective fair value estimates have been calculated by using models and valuation techniques such as Black-Scholes, Hull, and Monte Carlo simulations, taking into consideration the relevant inputs/outputs such as volatility of options, observable correlations between underlying assets, counterparty credit risk, implicit price volatility, the velocity with which the volatility reverts to its average value, and the straight-line relationship (correlation) between the value of a market variable and its volatility, among others.

Fair value and hierarchy measurement

IFRS 13: Fair Value Measurement, provides a hierarchy of reasonable values which separates the inputs and/or valuation technique assumptions used to measure the fair value of financial instruments. The hierarchy reflects the significance of the inputs used in making the measurement. The three levels of the hierarchy of fair values are the following:

• Level 1: the inputs are quoted prices (unadjusted) on active markets for identical assets and liabilities that the Bank can access on the measurement date.

• Level 2: inputs other than the quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

• Level 3: inputs are unobservable inputs for the asset or liability.

The hierarchy level within which the fair value measurement is categorized in its entirety is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The best evidence of a financial instrument’s fair value at the initial time is the transaction price (Level 1).

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-118

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

In cases where quoted market prices cannot be observed. Management makes its best estimate of the price that the market would set using its own internal models which in most cases use data based on observable market parameters as a significant input (Level 2) and, in very specific cases, significant inputs not observable in market data (Level 3). Various techniques are employed to make these estimates, including the extrapolation of observable market data.

Financial instruments at fair value and determined by quotations published in active markets (Level 1) include:

-	Chilean Government and Department of Treasury bonds

-	Mutual Funds

Instruments which cannot be 100% observable in the market are valued according to other inputs observable in the market (Level 2).

The following financial instruments are classified under Level 2:

Type of financial instrument	Model used in valuation	Description
× Mortgage and private bonds	Present Value of Cash Flows Model

Internal Rates of Return (“IRRs”) are provided by Risk America, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given mnemonic, the reported rate is the weighted average amount of the observed rates.

In the case there are no valid transactions for a given mnemonic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on historical spread for the same item or similar ones.

× Time deposits	Present Value of Cash Flows Model

IRRs are provided by Risk America, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given mnemonic, the reported rate is the weighted average amount of the observed rates.

In the case there are no valid transactions for a given mnemonic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on issuer curves.

× Constant Maturity Swaps (CMS), FX and Inflation Forward (Fwd) , Cross Currency Swaps (CCS), Interest Rate Swap (IRS)	Present Value of Cash Flows Model

IRRs are provided by ICAP, GFI, Tradition, and Bloomberg according to this criterion:

With published market prices, a valuation curve is created by the bootstrapping method and is then used to value different derivative instruments.

× FX Options	Black-Scholes

Formula adjusted by the volatility smile (implicit volatility). Prices (volatility) are provided by BGC Partners, according to this criterion:

With published market prices, a volatility surface is created by interpolation and then these volatilities are used to value options.

× Guarantee deposits, guarantee received (Threshold)	Present Value of Cash Flows Model	Collateral associated to derivatives financial contracts: Swap Camara Promedio(CMS), FX and inflation Forward, Cross Currency Swap (CCS), Interest Rate Swap (IRS) y FX options.

In limited occasions significant inputs not observable in market data are used (Level 3). To carry out this estimate, several techniques are used, including extrapolation of observable market data or a mix of observable data.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-119

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following financial instruments are classified under Level 3:

Type of financial instrument	Model used in valuation	Description
× Caps/ Floors/ Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility.
	Black – Scholes	There is no observable input of implicit volatility.
	Hull-White	Hybrid HW model for rates and Brownian motion for FX. There is no observable input of implicit volatility.
	Implicit Forward Rate Agreement (FRA)	Start Fwd unsupported by MUREX (platform) due to the UF forward estimate.
× Cross currency swap, Interest rate swap, Call money swap in Tasa Activa Bancaria (Active Bank Rate) TAB	Present Value of Cash Flows Model	Validation obtained by using the interest curve and interpolating at flow maturities, but TAB is not a directly observable variable and is not correlated to any market input.
	Present Value of Cash Flows Model	Valuation using prices of instruments with similar characteristics plus a penalty rate for liquidity.
× CCS (maturity more than 25 years)	Present Value of Cash Flows Model	With the published market prices, the valuation curve is constructed using the bootstrapping method and then this curve is used to value the different derivatives.
× Recognition bonds	Spread over risk free	Valuation by stochastic dynamic model to obtain discount rate.

The Bank does not believe that any change in unobservable inputs with respect to level 3 instruments would result in a significantly different fair value measurement.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis, as of June 30, 2021 and December 31, 2020.

	Fair value measurement
As of June 30,	2021	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	43,815	24,829	18,986	-
Available for sale investments	7,071,313	7,055,982	14,791	540
Derivatives	6,304,870	-	6,298,505	6,365
Guarantee deposits (margin accounts)	753,357	-	753,357	-
Total	14,173,355	7,080,811	7,085,639	6,905

Liabilities
Derivatives	6,721,491	-	6,721,491	-
Guarantees received (margin accounts)	361,549	-	361,549	-
Total	7,083,040	-	7,083,040	-

	Fair value measurement
As of December 31,	2020	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	133,718	132,246	1,472	-
Available for sale investments	7,162,542	7,145,285	16,731	526
Derivatives	9,032,085	-	9,024,484	7,601
Guarantee deposits (margin accounts)	608,359	-	608,359	-
Total	16,936,704	7,277,531	9,651,046	8,127

Liabilities
Derivatives	9,018,660	-	9,015,900	2,760
Guarantees received (margin accounts)	624,205	-	624,205	-
Total	9,642,865	-	9,640,105	2,760

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-120

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents the assets and liabilities that are not measured at fair value in the consolidated statement of financial position. Its fair value is disclosed as of June 30, 2021 and December 31, 2020:

	Fair value measurement
As of June 30,	2021	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Credits and accounts receivable from customers and owed by banks	35,147,708	-	-	35,147,708
Total	35,147,708	-	-	35,147,708

Liabilities
Deposits and obligations with banks	37,688,739	-	19,966,487	17,722,252
Debt instruments issued and other obligations	8,669,499	-	8,669,499	-
Total	46,358,238	-	28,635,986	17,722,252

	Fair value measurement
As of December 31,	2020	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Credits and accounts receivable from customers and owed by banks	36,990,699	-	-	36,990,699
Total	36,990,699	-	-	36,990,699

Liabilities
Deposits and obligations with banks	32,047,227	-	17,486,334	14,560,893
Debt instruments issued and other obligations	9,590,678	-	9,590,678	-
Total	41,637,905	-	27,077,012	14,560,893

There was no transfer between levels 1 and 2 for the periods ended June 30, 2021 and December 31, 2020.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-121

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant entries (Level 3) as of June 30, 2021 and December 31, 2020:

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2021	8,127	2,760
Total realized and unrealized profits (losses)
Included in statement of income	(842)	-
Included in other comprehensive income	14	-
Purchases, issuances, and loans (net)	-	-
Transfer	(394)	(2,760)
As of June 30, 2021	6,905	-
Total profits or losses included in comprehensive income at June 30, 2021 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2020	(1,222)	(2,760)

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2020	15,613	2,950

Total realized and unrealized profits (losses)	(196)	1,012
Included in statement of income	(179)	-
Included in other comprehensive income	-	-
Purchases, issuances, and loans (net)	(7,111)	(1,202)

As of December 31, 2020	8,127	2,760
Total profits or losses included in comprehensive income at December 31, 2020 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2019	(7,486)	(190)

The realized and unrealized profits (losses) included in comprehensive income for 2021 and 2020, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Statement of Comprehensive Income in the associate line item.

The potential effect as of June 30, 2021 and 2020 on the valuation of assets and liabilities valued at fair value on a recurrent basis through unobservable significant entries (level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-122

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following tables show the financial instruments subject to compensation in accordance with IAS 32, for 2021 and 2020:

	Linked financial instruments, compensated in balance
As of June 30, 2021	Gross amounts	Compensated in balance	Net amount presented in balance	Remains of unrelated and / or unencumbered financial instruments	Amount in Statements of Financial Position
	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Financial derivative contracts	2,257,030	-	2,257,030	4,047,840	6,304,870
Investments under resale agreements	-	-	-	-	-
Loans and accounts receivable from customers, and Interbank loans, net	-	-	-	33,719,374	33,719,373
Total	2,257,030	-	2,257,030	37,767,214	40,024,244

Liabilities
Financial derivative contracts	619,502	-	619,502	6,101,989	6,721,491
Investments under resale agreements	58,861	-	58,861	-	58,861
Deposits and interbank borrowings	-	-	-	37,491,977	37,491,977
Total	678,363	-	678,363	43,593,966	44,272,329

	Linked financial instruments, compensated in balance
As of December 31, 2020	Gross amounts	Compensated in balance	Net amount presented in balance	Remains of unrelated and / or unencumbered financial instruments	Amount in Statements of Financial Position
	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Financial derivative contracts (*)	8,840,436	-	8,840,436	191,649	9,032,085
Investments under resale agreements	-	-	-	-	-
Loans and accounts receivable from customers, and Interbank loans, net	-	-	-	33,432,349	33,432,349
Total	8,840,436	-	8,840,436	33,623,998	42,464,434

Liabilities
Financial derivative contracts (*)	8,922,079	-	8,922,079	96,581	9,018,660
Investments under resale agreements	969,808	-	969,808	-	969,808
Deposits and interbank borrowings	-	-	-	31,471,283	31,471,283
Total	9,891,887	-	9,891,887	31,567,864	41,459,751

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-123

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 35

RISK MANAGEMENT

Introduction and general description

The Bank, due to its activities with financial instruments is exposed to several types of risk. The main risks related to financial instruments that apply to the Bank are as follow:

Market risk: rises from holding financial instruments whose value may be affected by fluctuations in market conditions, generally including the following types of risk:

a.	Foreign exchange risk: this arises as a consequence of fluctuations in market interest rates,

b.	Interest rate risk: this arises as a consequence of fluctuations in market interest rates,

c.	Price risk: this arises as a consequence of changes in market prices, either due to factor specific to the instrument itself or due to factors that affect all the instruments negotiated in the market,

d.	Inflation risk: this arises as a consequence of changes in Chile’s inflation rate, whose effect would be mainly applicable to financial instruments denominated in UF.

Credit risk: this is the risk that one of the parties to a financial instrument fails to meet its contractual obligations for reason of insolvency or inability of the individuals or legal entitles in question to continue as a going concern, causing a financial loss to the other party.

Liquidity risk: is the possibility that an entity may be unable to meet its payment commitments, or that in order to meet them, it may have to raise funds with onerous terms or risk damage to its image and reputation.

Operating risk: this is a risk arising from human errors, system error, fraud or external events which may damage the Bank’s reputation, may have legal or regulatory implication, or cause financial losses.

Capital risk: is the risk that the Bank has insufficient quantity and / or quality of capital to meet the minimum requirements to operate as a bank, respond to market expectations regarding its creditworthiness and support the growth of its business and any strategies that may emerge in accordance with your strategic plan.

This note includes information on the Bank’s exposure to these risks an on its objectives, policies, and processes involved in their measurement and management.

Risk management structure

The Board of Directors is responsible for the establishment and monitoring of the Bank's risk management structure and, to this end, has a corporate governance system in line with international recommendations and trends, adapted to the Chilean regulatory reality and adapted to best practices, advanced markets in which it operates, To better exercise this function, the Board of Directors has established the Comprehensive Risk Committee ("CIR"), whose main mission is to assist in the development of its functions related to the Bank's control and risk management, Complementing the CIR in risk management, the Board also has 3 key committees: Assets and Liabilities Committee (CAPA), Markets Committee ("CDM") and the Directors and Audit Committee ("CDA"), Each of the committees is composed of directors and executive members of the Bank's management.

The CIR is responsible for developing Bank risk management policies in accordance with the guidelines of the Board of Directors, the Global Risk Department of Santander Spain and the regulatory requirements issued by the CMF, These policies have been created mainly to identify and analyze the risk faced by the Bank, establish risk limits and appropriate controls, and monitor risks and compliance with limits, The Bank's risk management policies and systems are regularly reviewed to reflect changes in market conditions, and the products or services offered, The Bank, through the training and management of standards and procedures, aims to develop a disciplined and constructive control environment, in which all its employees understand their duties and obligations.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-124

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 35

RISK MANAGEMENT, continued

Market risk

Market risk arises as a consequence of the activity maintained in the markets, through financial instruments whose value may be affected by variations in market conditions, reflected in changes in the different assets and financial risk factors, The risk can be mitigated through hedges through other products (assets / liabilities or derivatives), or by undoing the operation / open position, The objective of market risk management is the management and control of exposure to market risk within acceptable parameters.

There are four major risk factors that affect market prices: interest rates, exchange rates, price, and inflation, Additionally, and for certain positions, it is also necessary to consider other risks, such as spread risk, base risk, commodity risk, volatility or correlation risk.

Market risk management

The internal management of the Bank to measure market risk is mainly based on the procedures and standards of Santander Spain, which are based on analyzing management in three main components:

- trading portfolio;

- local financial management portfolio;

- portfolio of foreign financial management,

The trading portfolio consists mainly of those investments valued at their fair value, free of any restriction for immediate sale and that are often bought and sold by the Bank with the intention of selling them in the short term in order to benefit from the short-term price variations, The financial management portfolios include all financial investments not considered in the trading portfolio.

The general responsibility for market risk lies with the ALCO, The Bank's risk / finance department is responsible for the preparation of detailed management policies and their application in the Bank's operations in accordance with the guidelines established by the ALCO and by the Global Risk Department of Banco Santander Spain.

The functions of the department in relation to the trading portfolio entail the following:

i, apply "Value at Risk" (VaR) techniques to measure interest rate risk.

ii, adjust the trading portfolios to the market and measure the profit and daily loss of commercial activities.

iii, compare the real VAR with the established limits.

iv, establish procedures to control losses in excess of predetermined limits and

v, Provide information on the negotiation activities for the ALCO, other members of the Bank's Management, and the Global Risk Department of Santander – Spain.

The functions of the department in relation to the financial management portfolios entail the following:

i, apply sensitivity simulations (as explained below) to measure the interest rate risk of activities in local currency and the potential loss foreseen by these simulations and

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-125

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

ii, provides the respective daily reports to the ALCO, other members of the Bank's Management, and the Global Risk Department of Santander – Spain.

Market risk - Negotiation portfolio

The Bank applies VaR methodologies to measure the market risk of its trading portfolio, The Bank has a consolidated commercial position composed of fixed income investments, foreign currency trading and a minimum equity investment position, The composition of this portfolio consists essentially of bonds of the Central Bank of Chile, mortgage bonds and locally issued low-risk corporate bonds, At the end of the year, the trading portfolio did not present investments in stock portfolios.

NOTE 35

RISK MANAGEMENT, continued

For the Bank, the VaR estimate is made under the historical simulation methodology, which consists of observing the behavior of the losses and gains that would have occurred with the current portfolio if the market conditions of a certain historical period were in force, , from that information, infer the maximum loss with a certain level of confidence, The methodology has the advantage of accurately reflecting the historical distribution of market variables and of not requiring any specific probability distribution assumption, All VaR measures are intended to determine the distribution function for the change in the value of a given portfolio, and once this distribution is known, to calculate the percentile related to the level of confidence needed, which will be equal to the value at risk in virtue of those parameters, As calculated by the Bank, the VaR is an estimate of the maximum expected loss of the market value of a given portfolio within a 1-day horizon at a confidence level of 99,00%, It is the maximum loss of a day in which the Bank could expect to suffer in a certain portfolio with a 99,00% confidence level, In other words, it is the loss that the Bank would expect to exceed only 1,0% of the time, The VaR provides a single estimate of market risk that is not comparable from one market risk to another, The returns are calculated using a 2 year time window or at least 520 data obtained from the reference date of VaR calculation backwards in time.

The Bank does not calculate three separate VaRs, A single VaR is calculated for the entire trading portfolio, which, in addition, is segregated by type of risk, The VaR program performs a historical simulation and calculates a profit and loss statement (G & P) for 520 data points (days) for each risk factor (fixed income, currencies and variable income), The G & P of each risk factor is added and a consolidated VaR calculated with 520 data points or days, At the same time, the VaR is calculated for each risk factor based on the individual G & P calculated for each factor, Moreover, a weighted VaR is calculated in the manner described above but which gives a weight greater than the 30 most recent data points, The largest of the two VaRs is reported.

The Bank uses the VaR estimates to deliver a warning in case the statistically estimated losses in the trading portfolio exceed the prudent levels and, therefore, certain predetermined limits exist.

Limitations of the VaR model

When applying this calculation methodology no assumption is made about the probability distribution of changes in risk factors, simply use the changes observed historically to generate scenarios for the risk factors in which each of the positions will be valued, in portfolio.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-126

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

It is necessary to define a valuation function fj (xi) for each instrument j, preferably the same one that it uses to calculate the market value and results of the daily position, This valuation function will be applied in each scenario to generate simulated prices of all the instruments in each scenario.

In addition, the VaR methodology must be interpreted considering the following limitations:

-	Changes in market rates and prices may not be independent and identically distributed random variables, nor may they have a normal distribution, In particular, the assumption of normal distribution may underestimate the probability of extreme market movements;

-	The historical data used by the Bank may not provide the best estimate of the joint distribution of changes in risk factors in the future, and any modification of the data may be inadequate, In particular, the use of historical data may fail to capture the risk of possible extreme and adverse market fluctuations regardless of the period of time used;

-	a 1-day time horizon may not fully capture those market risk positions that cannot be liquidated or hedged in one day, It would not be possible to liquidate or cover all positions in a day;

-	VaR is calculated at the close of business, however trading positions may change substantially during the trading day;

-	The use of 99% confidence level does not take into account, nor does it make any statement about, the losses that may occur beyond this level of trust, and

-	The model as such VaR does not capture all the complex effects of the risk factors on the value of the positions or portfolios, and therefore, could underestimate the potential loss.

NOTE 35

RISK MANAGEMENT, continued

The Bank did not exceed for the 2021 and 2020 periods the VaR limits in relation to the 3 components that make up the trading portfolio: fixed income investments, variable income investments and investments in foreign currency.

The Bank performs daily back-testing and, in general, it is discovered that trading losses exceed the estimated VaR almost one in every 100 trading days, At the same time, a limit was established for the maximum VaR that is willing to accept on the trading portfolio, In both 2021 and 2020, the Bank has remained within the maximum limit established for the VaR, even in those instances in which the real VaR exceeded the estimate.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-127

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

The high, low and average levels for each component and for each year were the following:

VAR	2021 MMUSD	2020 MMUSD
Consolidated:
High	2.83	5.10
Low	1.52	1.81
Average	2.18	3.02
Fixed income investments:
High	2.83	4.87
Low	1.53	1.38
Average	2.16	2.62

Variable income investments:
High	-	0.01
Low	-	-
Average	-	-

Foreign currency investments
High	1.75	2.49
Low	0.07	0.17
Average	0.79	0.08

Market risk – local and foreign financial management

The Bank's financial management portfolio includes most of the Bank's assets and non-trading liabilities, including the loan / loan portfolio. For these portfolios, investment and financing decisions are heavily influenced by the Bank's commercial strategies.

The Bank uses a sensitivity analysis to measure the market risk of local and foreign currency (not included in the trading portfolio), The Bank performs a scenario simulation which will be calculated as the difference between the present value of the flows in the chosen scenario (curve with parallel movement of 100 bp in all its tranches) and its value in the base scenario (current market) , All positions in local currency indexed to inflation (UF) are adjusted by a sensitivity factor of 0.57, which represents a change in the rate curve at 57 basis points in real rates and 100 basis points in nominal rates, The same scenario is carried out for net foreign currency positions and interest rates in US dollars, The Bank has also established limits regarding the maximum loss that these types of movements in interest rates may have on capital and net financial income budgeted for the year.

To determine the consolidated limit, the foreign currency limit is added to the local currency limit for both the net financial loss limit and the capital and reserve loss limit, using the following formula:

Bound limit = square root of a2 + b2 + 2ab
a: limit in national currency.
b: limit in foreign currency.
Since it is assumed that the correlation is 0. 2ab = 0.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-128

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 35

RISK MANAGEMENT, continued

Limitation of the sensitivity models

The most important assumption is the use of a change of 100 basis points in the yield curve (57 basis points for real rates), The Bank uses a change of 100 basis points given that sudden changes of this magnitude are considered realistic, The Global Risk Department of Santander Spain has also established comparable limits by country, in order to be able to compare, monitor and consolidate the market risk by country in a realistic and orderly manner.

In addition, the methodology of sensitivity simulations should be interpreted considering the following limitations:

- The simulation of scenarios assumes that the volumes remain in the Bank's Consolidated Statement of Financial Position and that they are always renewed at maturity, omitting the fact that certain considerations of credit risk and prepayments may affect the maturity of certain positions.

- This model assumes an equal change in the entire performance curve of everything and does not take into account the different movements for different maturities.

- The model does not take into account the sensitivity of volumes resulting from changes in interest rates.

- The limits to the losses of budgeted financial income are calculated on the basis of expected financial income for the year that cannot be obtained, which means that the actual percentage of financial income at risk could be greater than expected.

Market risk – Financial management portfolio – June 30, 2021 and December 31, 2020.

	2021		2020
	Effect on financial income	Effect on capital	Effect on financial income	Effect on capital

Financial management portfolio – local currency (MCh$)
Loss limit	32,865	84,864	100,000	329,275
High	23,683	83,761	66,504	302,263
Low	14,084	73,954	26,492	214,596
Average	18,533	79,469	45,380	255,070
Financial management portfolio – foreign currency (MMUSD)
Loss limit	32	31	32	53
High	4	17	19	47
Low	1	7	2	12
Average	2	10	5	33
Financial management portfolio (MCh$)
Loss limit	32,865	84,864	100,000	329,275
High	25,709	77,563	67,584	286,436
Low	15,677	67,298	25,111	210,706
Average	19,546	73,263	46,044	246,292

IBOR reform

In December 2020, the ICE Benchmark Administration Limited (IBA) launched a consultation on its intention to stop publishing LIBOR rates in currencies other than the dollar until December 31, 2021 and all other parameters of LIBOR in USD, after its publication on June 30, 2023.

The Bank has been working since 2019 on the transition of different risk-free reference rates (hereinafter also “RFR”), including the LIBOR rate. In this context, the Bank's work plan includes the identification of the impacted customers, the impacted areas, the various risks to which the Bank is exposed, the determination of work teams regarding each risk, the involvement of the high administration in a robust project governance plan and an action plan for each of the impacted / identified risk areas, which will allow us to face the challenges imposed by the changes in the reference rates.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-129

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 35

RISK MANAGEMENT, continued

To fulfill its functions, the CIR works directly with the Bank's risk and control departments, whose joint objectives include:

-	evaluate those risks that, due to their size, could compromise the solvency of the Bank, or that present potentially significant operational or reputation risks;

-	ensure that the Bank is provided with the means, systems, structures and resources in accordance with the best practices that allow for the implementation of the strategy in risk management;

-	ensure the integration, control and management of all Bank risks;

-	execute the application throughout the Bank and its businesses of homogeneous risk principles, policies and metrics;

-	develop and implement a risk management model in the Bank, so that the risk exposure is properly integrated in the different decision-making processes;

-	identify risk concentrations and mitigation alternatives, monitor the macroeconomic and competitive environment, quantify sensitivities and the foreseeable impact of different scenarios on the positioning of risks; Y

-	manage the structural liquidity risks, interest rates and exchange rates, as well as the Bank's own resources base.

To comply with the aforementioned objectives, the Bank (Administration and ALCO) carries out several activities related to risk management, which include: calculating the risk exposures of the different portfolios and / or investments, considering mitigating factors (guarantees, netting, collaterals, etc.); calculate the probabilities of expected loss of each portfolio and / or investments; assign the loss factors to the new operations (rating and scoring); measure the risk values     of the portfolios and / or investments according to different scenarios through historical simulations; establish limits to potential losses based on the different risks incurred; determine the possible impacts of structural risks in the Consolidated Statements of Results of the Bank; set the limits and alerts that guarantee the Bank's liquidity; and identify and quantify operational risks by business lines and thus facilitate their mitigation through corrective actions.

The CDA is primarily responsible for monitoring compliance with the Bank's risk management policies and procedures, and for reviewing the adequacy of the risk management framework in relation to the risks the Bank faces.

Credit risk

Credit risk is the risk that one of the parties to the financial instrument contract fails to comply with its contractual obligations due to insolvency or disability of natural or legal persons and causes a financial loss in the other party, For purposes of credit risk management, the Bank consolidates all the elements and components of credit risk exposure (e.g. risk of individual default by creditor, innate risk of a line of business or sector, and / or geographical risk).

Mitigation of credit risk for loans and accounts receivable

The Board of Directors has delegated responsibility for credit risk management to the Comprehensive Risk Committee (CIR) and the Bank's risk departments whose roles are summarized as follows:

- Formulation of credit policies, in consultation with the business units, covering the requirements of guarantee, credit evaluation, risk rating and presentation of reports, documents and legal procedures in compliance with the regulatory, legal and internal requirements of the Bank.

- Establish the structure of the authorization for the approval and renewal of credit applications, The Bank structures levels of credit risk by placing limits on the concentration of that risk in terms of individual debtors, groups of debtors, segments of industries and countries, The authorization limits are assigned to the respective officers of the business unit (commercial, consumption, PYMEs) to be monitored permanently by the Administration, In addition, these limits are reviewed periodically, The risk assessment teams at branch level interact

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-130

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

regularly with clients, however for large operations, the risk teams of the parent company and even the CIR, work directly with clients in the evaluation of credit risks and preparation of credit risk, credit applications, Inclusively, Banco Santander Spain participates in the process of approving the most significant loans, for example to clients or economic groups with debt amounts greater than USD 40 million.

- Limit concentrations of exposure to customers, counterparts, in geographic areas, industries (for accounts receivable or credits), and by issuer, credit rating and liquidity (for investments).

- Develop and maintain the Bank's risk classification in order to classify the risks according to the degree of exposure to financial loss faced by the respective financial instruments and with the purpose of focusing the management or risk management specifically on the associated risks.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-131

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 35

RISK MANAGEMENT, continued

- Review and evaluate credit risk The risk divisions of the Administration are largely independent of the commercial division of the bank and evaluate all credit risks in excess of the designated limits, prior to the approval of credits to customers or prior to the acquisition of specific investments, Credit renewals and revisions are subject to similar processes.

In the preparation of a credit request for a corporate client, the Bank verifies several parameters such as the debt service capacity (including, generally, projected cash flows), the client's financial history and / or projections for the economic sector in which it operates, The risk division is closely involved in this process, All requests contain an analysis of the client's strengths and weaknesses, a rating and a recommendation, The credit limits are not determined based on the outstanding balances of the clients, but on the direct and indirect credit risk of the financial group, For example, a limited company would be evaluated together with its subsidiaries and affiliates.

Consumer loans are evaluated and approved by their respective risk divisions (individuals, PYMEs) and the evaluation process is based on an evaluation system known as Garra (Banco Santander) and Syseva of Santander Banefe, both processes are decentralized, automated and they are based on a scoring system that includes the credit risk policies implemented by the Bank's Board of Directors, The credit application process is based on the collection of information to determine the client's financial situation and ability to pay, The parameters that are used to assess the credit risk of the applicant include several variables such as: income levels, duration of current employment, indebtedness, reports of credit agencies.

Mitigation of credit risk of other financial assets (investments, derivatives, commitments)

As part of the process of acquiring financial investments and financial instruments, the Bank considers the probability of uncollectibility of issuers or counterparties using internal and external evaluations such as independent risk evaluators of the Bank, In addition, the Bank is governed by a strict and conservative policy which ensures that the issuers of its investments and counterparties in transactions of derivative instruments are of the highest reputation.

In addition, the Bank operates with various instruments that, although they involve exposure to credit risk, are not reflected in the Consolidated Statement of Financial Position, such as: guarantees and bonds, documentary letters of credit, guarantee slips and commitments to grant loans.

The guarantees and bonds represent an irrevocable payment obligation, In the event that a guaranteed client does not fulfill its obligations with third parties who are liable to the Bank, the latter will make the corresponding payments, so that these transactions represent the same exposure to credit risk as a common loan.

Documentary letters of credit are commitments documented by the Bank on behalf of the client that are guaranteed by the merchandise shipped to which they are related and, therefore, have a lower risk than direct indebtedness, Guarantee slips correspond to contingent commitments that are made effective only if the client does not comply with the performance of works agreed with a third party, guaranteed by them.

When it comes to commitments to grant credit, the Bank is potentially exposed to losses in an amount equivalent to the unused total of the commitment, However, the probable amount of loss is less than the unused total of the commitment, The Bank monitors the maturity of credit lines because generally long-term commitments have a higher credit risk than short-term commitments.

Maximum credit risk exposure

For financial assets recognized in the Consolidated Statement of Financial Position, exposure to credit risk is equal to their book value, For financial guarantees granted, the maximum exposure to credit risk is the maximum amount that the Bank would have to pay if the guarantee were executed.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-132

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 35

RISK MANAGEMENT, continued

Below is the distribution by financial asset and off-balance a sheet commitments of the Bank’s maximum exposure to credit risk as June 30, 2021 and December 31, 2020, without deduction of collateral, security interests or credit improvements received:

		As of June 30, 2021	As of December 31, 2020
		Amount of exposure	Amount of exposure
	Note	MCh$	MCh$

Deposits in banks	5	6,703,637	2,137,891
Cash items in process of collection	5	1,040,417	452,963
Trading investments	6	43,815	133,718
Investments under resale agreements		-	-
Financial derivative contracts	7	6,304,870	9,032,085
Loans and accounts receivable from customers and interbank loans, net	8 and 9	33,719,374	33,432,349
Available for sale investments	10	7,071,313	7,162,542

Off-balance commitments:
Letters of credit issued	20	295,353	165,119
Foreign letters of credit confirmed	20	119,853	82,779
Guarantees	20	1,157,884	1,090,643
Available credit lines	20	8,659,243	8,391,414
Personal guarantees	20	446,473	441,508
Other irrevocable credit commitments	20	367,807	406,234
Total		65,930,039	62,929,245

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-133

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 35

RISK MANAGEMENT, continued

Regarding the quality of the credits, these are classified in accordance with what is described in the compendium of regulations of the CMF as of June 30, 2021 and December 31, 2020:

Category	As of June 30, 2021				As of December 31, 2020
Commercial	Individual	Percentage	Allowance	Percentage	Individual	Percentage	Allowance	Percentage
Portfolio	MCh$	%	MCh$	%	MCh$	%	MCh$	%

A1	19,250	0.06	5	-	35,166	0.10	11	-
A2	912,725	2.63	656	0.07	708,645	2.06	466	0.05
A3	1,835,821	5.30	2,813	0.29	1,971,814	5.73	2,932	0.30
A4	2,533,898	7.31	16,802	1.75	2,452,158	7.13	17,261	1.77
A5	2,436,004	7.03	32,833	3.43	2,824,129	8.21	35,107	3.59
A6	1,979,702	5.71	50,886	5.31	1,953,513	5.68	41,468	4.25
B1	747,185	2.16	25,518	2.66	715,349	2.08	21,420	2.19
B2	219,829	0.63	12,010	1.25	161,472	0.47	9,326	0.95
B3	91,504	0.26	8,143	0.85	66,379	0.19	3,331	0.34
B4	86,928	0.25	11,140	1.16	122,678	0.36	19,284	1.97
C1	179,589	0.52	3,592	0.37	168,035	0.49	3,361	0.34
C2	98,143	0.28	9,814	1.02	81,772	0.24	8,177	0.84
C3	24,973	0.07	6,243	0.65	56,928	0.17	14,232	1.46
C4	89,770	0.26	35,908	3.75	50,403	0.15	20,161	2.06
C5	44,077	0.13	28,650	2.99	40,803	0.12	26,522	2.72
C6	86,569	0.25	77,912	8.13	136,424	0.40	134,590	13.78
Subtotal	11,385,967	32.84	322,925	33.70	11,545,668	33.57	357,649	36.61

	Group	Percentage	Allowance	Percentage	Group	Percentage	Allowance	Percentage
	MCh$	%	MCh$	%	MCh$	%	MCh$	%
Commercial
Normal Portfolio	5,151,863	14.86	90,532	9.45	5,077,553	14.76	78,137	8.00
Impaired portfolio	389,353	1.12	208,196	21.72	414,315	1.20	210,903	21.59
Subtotal	5,541,216	15.98	298,728	31.17	5,491,868	15.96	289,040	29.59
Mortgage
Normal Portfolio	12,566,289	36.25	17,292	1.80	12,004,931	34.91	23,674	2.42
Impaired portfolio	404,817	1.17	54,483	5.68	406,894	1.18	37,607	3.85
Subtotal	12,971,106	37.42	71,775	7.48	12,411,825	36.09	61,281	6.27
Mortgage
Normal Portfolio	4,577,838	13.20	99,424	10.37	4,697,166	13.66	95,567	9.78
Impaired portfolio	194,120	0.56	165,658	17.28	243,713	0.72	173,274	17.75
Subtotal	4,771,958	13.76	265,082	27.65	4,940,879	14.38	268,841	27.53
Total	34,670,247	100.00	958,510	100.00	34,390,240	100.00	976,811	100.00

As of June 30, 2021 and December 31, 2020, the Bank estimates that the credit quality of its other financial assets and financial liabilities is not significant for disclosure.

Regarding the individual evaluation portfolio, the different categories correspond to:

-	Categories A or Portfolio in Normal Compliance, is one that is made up of debtors whose ability to pay them it allows compliance with its financial obligations and commitments, and that according to the evaluation of its economic-financial situation, it is not seen that this condition changes in the short term.

-	Categories B or Substandard Portfolio, is one that contemplates debtors with financial difficulties or significant worsening of their ability to pay and over which there are reasonable doubts about the total reimbursement of principal and interest in the terms agreed upon, showing a low slack to meet with your financial obligations in the short term.

-	Categories C or Portfolio in Default, is made up of those debtors whose recovery is considered remote, since they show a deteriorated or no capacity to pay.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-134

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 35

RISK MANAGEMENT, continued

As for the group evaluation portfolios, a joint evaluation of the operations that compose it is carried out.

Refer to Note 28 for details of impaired Bank loans and their respective provisions. Also refer to the Note 17 for a breakdown of the maturities of the Bank's financial assets.

Exposure to credit risk in derivative contracts with abroad

As of June 30, 2021, the Bank's foreign exposure, including the counterparty risk in the derivative portfolio, was USD 4,039.29 million or 2.46% of the assets, In the table below, the exposure to derivative instruments is calculated using the equivalent credit risk, which is equal to the net value of the replacement plus the maximum potential value, considering the collateral in cash, which mitigates the exposure.

Below, additional details are included regarding our exposure to those countries that have a rating of 1 and that correspond to the largest exposures. The following is the exposure as of June 30, 2021, considering the fair value of the derivative instruments.

		Derivative instrument
Country	Classification	(adjusted to market)	Deposits	Loans	Financial investments	Total exposure
		MMUSD	MMUSD	MMUSD	MMUSD	MMUSD
China	2	-	-	10,01	-	10,01
Colombia	2	0,22	-	-	-	0,22
Italy	2	-	1,50	0,47	-	1,97
Mexico	2	9,62	0,03	-	-	9,65
Panama	2	4,12	-	-	-	4,12
Peru	2	1,21	-	-	-	1,21
Total		1,17	1,53	10,48	-	27,18

Our exposure to Spain within the group is as follows:

Counterpart	Country	Classification	Derivative instruments (adjusted to market) MMUSD	Deposits MMUSD	Loans MMUSD	Financial investments MMUSD	Total exposure MMUSD
Banco Santander Spain (*)	Spain	1	199.90	227.44	-	-	427.34

(*) We include our exposure to Santander Hong Kong, BSCH Spain and Santander NY as exposure to Spain.

Impairment of other financial instruments

As of June 30, 2021 and December 31, 2020, the Bank did not have significant impairments in its financial assets other than credits and/or accounts receivable.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-135

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 35

RISK MANAGEMENT, continued

Security interests and credit improvements

The maximum exposure to credit risk, in some cases, is reduced by guarantees, credit enhancements and other actions that mitigate the Bank's exposure, Based on this, the constitution of guarantees is a necessary but not sufficient instrument in the granting of a loan; therefore, the acceptance of risk by the Bank requires the verification of other variables or parameters such as the ability to pay or generate resources to mitigate the risk incurred.

The procedures for the management and valuation of guarantees are included in the internal risk management policy, These policies establish the basic principles for the management of credit risk, which includes the management of guarantees received in transactions with customers, In this sense, the risk management model includes assessing the existence of appropriate and sufficient guarantees that allow the recovery of the loan to be carried out when the debtor's circumstances do not allow it to meet its obligations.

The procedures used for the valuation of the guarantees are in accordance with the best practices of the market, which involve the use of valuations in real estate guarantees, market price in stock values, value of the shares in an investment fund, etc. All the collateral received must be properly instrumented and registered in the corresponding registry, as well as having the approval of the Bank's legal divisions.

The Bank also has rating tools that allow ordering the credit quality of operations or clients, In order to study how this probability varies, the Bank has historical databases that store the information generated internally, The qualification tools vary according to the segment of the analyzed client (commercial, consumption, SMEs, etc.).

The following is a breakdown of impaired and non-impaired financial assets that have collateral, collateral or credit enhancements associated with the Bank as of June 30, 2021 and December 31, 2020:

	As of June 30, 2021	As of December 31, 2020
	MCh$	MCh$
Non-impaired financial assets:
Properties/mortgages	26,237,044	25,424,161
Investments and others	1,537,736	2,306,062
Impaired financial assets:
Properties/mortgages	1,649,184	1,548,568
Investments and others	68,064	65,668
Total	29,492,028	29,344,459

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-136

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 35

RISK MANAGEMENT, continued

Liquidity risk

Liquidity risk is the risk that the Bank has difficulties in complying with the obligations associated with its financial obligations.

Liquidity risk management

The Bank is exposed daily to requirements of cash funds from several banking transactions such as current account drafts, payments of term deposits, guarantee payments, disbursements of derivative operations, etc. As is inherent in banking activity, the Bank does not hold funds in cash to cover the balance of those positions, since experience shows that only a minimum level of these funds will be withdrawn, which can be foreseen with a high degree of certainty.

The Bank's approach to liquidity management is to ensure, to the extent possible, that it always has sufficient liquidity to meet its obligations at maturity, under normal circumstances and stress conditions, without incurring unacceptable losses or risking risk, of damage to the reputation of the Bank, The Board sets limits on a minimum portion of funds to be made available to meet such payments and on a minimum level of inter-bank operations and other lending facilities that should be available to cover drafts at unexpected levels of demand, which is reviewed periodically, On the other hand, the Bank must comply with regulatory limits dictated by the CMF for the mismatches of terms.

These limits affect the mismatches between future income and expenditure flows of the Bank considered individually and are the following:

i, Mismatches of up to 30 days for all currencies, up to once the basic capital;

ii, mismatches of up to 30 days for foreign currencies, up to once the basic capital; and

iii, mismatches of up to 90 days for all currencies, twice the basic capital.

The treasury department receives information from all the business units on the liquidity profile of its financial assets and liabilities and details of other projected cash flows derived from future businesses, According to this information, treasury maintains a portfolio of liquid assets in the short term, composed largely of liquid investments, loans and advances to other banks, to ensure that the Bank maintains sufficient liquidity, The liquidity needs of the business units are met through short-term transfers from treasury to cover any short-term fluctuation and long-term financing to address all structural liquidity requirements.

The Bank monitors its liquidity position on a daily basis, determining the future flows of its expenses and revenues, In addition, stress tests are carried out at the end of each month, for which a variety of scenarios are used, covering both normal market conditions and fluctuation conditions, The liquidity policy and procedures are subject to review and approval by the Bank's Board of Directors, Periodic reports are generated detailing the liquidity position of the Bank and its affiliates, including any exceptions and corrective measures adopted, which are regularly reviewed by the ALCO.

The Bank is based on client (retail) and institutional deposits, bonds with banks, debt instruments and time deposits as its main sources of financing, Although most of the obligations with banks, debt instruments and time deposits have maturities of more than one year, customer and retail deposits tend to have shorter maturities and a large proportion of them are payable within 90 days, days, The short-term nature of these deposits increases the liquidity risk of the Bank and therefore the Bank actively manages this risk by constantly monitoring market trends and price management.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-137

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 35

RISK MANAGEMENT, continued

Exposure to liquidity risk

One of the key measures used by the Bank to manage liquidity risk is the proportion of net liquid assets to customer deposits, For this purpose, the net liquid assets must include cash / cash, cash equivalents and debt investments for which there is an active and liquid market minus the deposits of the banks, fixed income securities issued, loans and other commitments maturing in next month, A similar measure, but not identical, is used as a calculation to measure the Bank's compliance with the liquidity limit established by the CMF, where the Bank determines the mismatch between its rights and obligations according to maturity according to the estimated performance.

The proportions of the mismatches at 30 days in relation to capital and 90 days in relation to 2 times the capital are shown in the following table:

	As of June 30, 2021	As of December 31, 2020
	%	%
30 days	43	30
30 days foreign	-	15
90 days	1	32

Following is a breakdown, by contractual maturities, of the balances of the Bank's assets and liabilities as of June 30, 2021 and December 31, 2020, also considering those unrecognized commitments:

As of June 30, 2021	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Asset expiration (Note 17)	9,495,436	2,363,137	1,646,330	4,216,164	6,052,831	6,387,893	27,241,984	57,403,775
Expiration of liabilities (Note 17)	(19,412,947)	(6,470,750)	(3,538,074)	(5,422,501)	(5,191,555)	(8,368,030)	(5,564,031)	(53,967,888)
Net expiration	(9,917,511)	(4,107,613)	(1,891,744)	(1,206,337)	861,276	(1,980,137)	21,677,953	3,435,887
Unrecognized loan / credit commitments
Guarantees and bonds	-	(2,734)	(22,035)	(402,089)	(19,438)	(177)	-	(446,473)
Letters of credit from abroad confirmed	-	(40,234)	(38,534)	(40,971)	(115)	-	-	(119,854)
Letters of documentary credits issued	-	(65,553)	(132,039)	(96,787)	(974)	-	-	(295,353)
Guarantee	-	(108,814)	(136,175)	(581,077)	(244,600)	(79,428)	(7,790)	(1,157,884)
Net maturity, including commitments	(9,917,511)	(4,324,948)	(2,220,527)	(2,327,261)	596,149	(2,059,742)	21,670,163	1,416,323

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-138

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

As of December 31, 2020	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Asset expiration (Note 17)	4,034,824	2,639,165	1,848,268	4,655,603	5,589,111	4,397,802	31,437,352	54,602,125
Expiration of liabilities (Note 17)	(15,867,957)	(7,821,474)	(4,029,845)	(3,589,747)	(4,714,324)	(8,142,738)	(6,817,582)	(50,983,667)
Net expiration	(11,833,133)	(5,182,309)	(2,181,577)	1,065,856	874,787	(3,744,936)	24,619,770	3,618,458
Unrecognized loan / credit commitments
Guarantees and bonds	-	(33,588)	(29,958)	(367,164)	(10,798)	-	-	(441,508)
Letters of credit from abroad confirmed	-	(18,247)	(48,056)	(16,163)	(313)	-	-	(82,779)
Letters of documentary credits issued	-	(42,089)	(83,764)	(36,201)	(3,065)	-	-	(165,119)
Guarantee	-	(114,653)	(181,399)	(437,835)	(303,165)	(46,971)	(6,620)	(1,090,643)
Net maturity, including commitments	(11,833,133)	(5,390,886)	(2,524,754)	208,493	557,446	(3,791,907)	24,613,150	1,838,409

The above tables show the undiscounted cash flows of the Bank's financial assets and liabilities on the estimated maturity basis. The expected cash flows of the Bank from these instruments can vary considerably compared to this analysis. For example, demand deposits are expected to remain stable or have an increasing trend, and unrecognized loan commitments are not expected to be executed all that have been arranged, In addition, the above breakdown excludes available lines of credit, since they lack contractual defined maturities.

NOTE 35

RISK MANAGEMENT, continued

Operating risk

Operational risk is the risk of direct or indirect losses arising from a wide variety of causes related to the Bank's processes, personnel, technology and infrastructure, and external factors that are not credit, market or liquidity, such as those related to legal or regulatory requirements, Operating risks arise from all Bank operations.

The objective of the Bank is the management of operational risk in order to mitigate economic losses and damages to the Bank's reputation with a flexible structure of internal control.

The Bank's Administration has the primary responsibility for the development and application of controls to deal with operational risks. This responsibility is supported by the overall development of the Bank's standards for operational risk management in the following areas:

-	Requirements for the proper segregation of functions, including the independent authorization of operations

-	Requirements for reconciliation and supervision of transactions

-	Compliance with applicable legal and regulatory requirements
-	Documentation of controls and procedures

-	Requirements for the periodic evaluation of the applicable operational risks, and the adequacy of the controls and procedures to deal with the identified risks
-	Requirements for the disclosure of operating losses and the proposed corrective measures

-	Development of contingency plans
-	Training and professional development / training

-	Establishment of business ethics standards
-	Reduction or mitigation of risks, including contracting insurance policies if they are effective.

Compliance with Bank regulations is supported by a program of periodic reviews carried out by the Bank's internal audit and whose examination results are presented internally to the management of the business unit examined and to the Directors and Audit Committee.

The Bank operates mainly in Chile, therefore most of its financial instruments are concentrated in that country. Refer to Note No. 09 of the Consolidated Financial Statements for a detail of the concentration by industry of the Bank's credits and accounts receivable.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-139

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

Capital risk

The Group defines capital risk as the risk that the Group or any of its companies may have an insufficient amount and/or quality of capital to: meet the minimum regulatory requirements in order to operate as a bank; respond to market expectations regarding its creditworthiness; and support its business growth and any strategic possibilities that might arise, in accordance with its strategic plan.

The objectives in this connection include most notably:

•	To meet the internal capital and capital adequacy targets.

•	To meet the regulatory requirements.
•	To align the Bank’s strategic plan with the capital expectations of external agents (rating agencies, shareholders and investors, customers, supervisors, etc.)

•	To support the growth of the businesses and any strategic opportunities that may arise.

The Group has a capital adequacy position that surpasses the levels required by regulations.

Capital management seeks to optimize the creation of value in the Bank and in its business segments. The Bank continually assesses its risk-return ratios through its basic capital, effective equity, economic capital, and return on equity. Regarding capital adequacy, the Banks carry out their internal process based on the CMF (ex SBIF) standards that are based on the Basel Capital Accord (Basel I) and as of December 1, 2020 the CMF will based on Basel III. Economic capital is the capital required to bear all the risk of commercial activity with a certain level of solvency.

Capital is managed according to the risk environment, the economic performance of Chile and the business cycle, Board may modify our current equity policies to address changes in the mentioned risk environment.

NOTE 35

RISK MANAGEMENT, continued

Minimum equity

Under the General Banking Law, a bank is required to have a minimum of UF 800,000 (approximately Ch$ 23,516 million or USD 32.4 million as of June 30, 2021) of paid-in capital and reserves, calculated in accordance with CMF.

Equity requirement

Chilean banks are required by the General Banking Law to maintain regulatory capital of at least 8% of risk-weighted assets, net of required loan loss allowance and deductions, and paid-in capital and reserves (“basic capital”) of at least 3% of total assets, net of required loan loss allowances, Regulatory capital and basic capital are calculated based on the consolidated financial statements prepared in accordance with the Compendium of Accounting Standards issued by the CMF, As we are the result of the merger between two predecessors with a relevant market share in the Chilean market, we are currently required to maintain a minimum regulatory capital to risk-weighted assets ratio of 11%, As of June 30, 2021, the ratio of our regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, was 14.67% and our core capital ratio was 5.81%.

Regulatory capital is defined as the aggregate of:

•	a bank’s paid-in capital and reserves, excluding capital attributable to subsidiaries and foreign branches or basic capital;

•	its subordinated bonds, valued at their placement price (but decreasing by 20% for each year during the period commencing six years prior to maturity), for an amount up to 50% of its basic capital; and

•	its voluntary allowances for loan losses for an amount of up to 1,25% of risk weighted-assets.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-140

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

On August 21, 2020, the circular No. 2265 was issued by the CMF. The circular instructed the treatment for the loans guaranteed by the government (including FOGAPE and CORFO). Under the new regulation, these loans are now incorporated into category 2 of the risk-weighted asset classification, modifying its ponderation from 100% to 10%.

Since December 1, the regulatory capital definition has changed and is defined as follows:

•	Paid capital of the bank for ordinary shares subscribed and paid;

•	Premium paid for the instruments included in this capital component;

•	Reserves, both non-profit and non-profit, due to the depreciation of bonds without a fixed maturity term and due to the expiration of bonds without a fixed maturity term;

•	Items of “other accumulated comprehensive income”;

•	Retained earnings from previous years, profit (loss) for the year, net of provisions for minimum dividends, appreciation of bonds with no fixed maturity term and payment of interest and / or dividends of issued regulatory capital financial instruments;

•	Non-controlling interest as indicated in the Compendium of Accounting Standards (CNC).

BASILEA III adoption in Chile

The new General Banking Law (updated through Law 21,130) defines general guidelines to establish a capital adequacy system in line with the international standards of Basel III, giving the CMF the power to dictate the framework of capital in a prudent manner. In particular, the CMF is empowered, with the prior favorable agreement of the Board of the Central Bank of Chile (BCCh), to define by regulation, the new methodologies for calculating assets weighted by credit, market and operational risk; the conditions of issuance of hybrid instruments AT1, and the determination and capital charges for banks of local systemic importance. It also introduced conservation and counter-cyclical buffers and expanded the CMF's powers to make prudential discounts to regulatory capital and require additional measures, including higher capital, from banks that present deficiencies in the supervisory evaluation process (pillar 2). The implementation of Basel III makes it possible to focus risk management towards a more comprehensive vision of them, with a focus on capital adequacy.

In accordance with the foregoing, last December the CMF completed the process of issuing the necessary regulations for the implementation in Chile of the capital framework of the Basel III standards. But in the current context of a coronavirus pandemic, the CMF, in coordination with the Central Bank of Chile and in line with the measures adopted by regulators at the international level, decided to postpone the implementation of the APR calculation for one year and maintain it temporarily the general regulatory framework in force until November 30, 2021.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-141

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 35

RISK MANAGEMENT, continued

Additionally, it was decided to advance in the transitory credit risk standard, a capital mitigation mechanism to facilitate the development of the debt agreement market, and that complements a similar treatment of state guarantees already granted by the CMF this year. In the case of Pillar 3, implementation was postponed until 2023.

The Bank, for its part, is already working on the implementation of the regulations through a multidisciplinary group, which are carrying out the necessary exercises and required developments, including the implementation of the files designed by the regulator for this purpose, taking into account consideration of the implementation schedule.

The basic capital and effective equity levels at the end of each period are as follows:

			Ratio
	As of June 30,	As of December 31,	As of June 30,	As of December 31,
	2021	2020	2021	2020
	MCh$	MCh$	%	%
Basic capital / Common equity level 1	3,330,025	3,652,599	5.81	6.84
Regulatory capital	4,973,126	5,143,843	14.67	15.37

Concentration of risk

The Bank operates mainly in Chile, so most of its financial instruments are concentrated in that country, Refer to Note 9 of the financial statements for a breakdown of the concentration by industry of the Bank's receivables and accounts receivable.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-142

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 36

NON-CURRENT ASSETS HELD FOR SALE

Banco Santander-Chile has embarked on an internal process of developing its acquisition network, thereby abandoning investments in the companies that provided such services. Therefore, senior management has engaged in a buyer search plan for such shareholdings.

As required by IFRS 5, the Bank has presented the non-current asset classified as held for sale by isolating it from the rest of the investments in associates, in the same way it has presented the income associated with said investments as non-current results in a comparative way.

Given the facts and circumstances arising from the social contingency in Chile and the global pandemic due to Covid-19 (situations beyond the Bank's control), the process of sale of the shares has taken a longer time than initially estimated, however the Bank continues committed to the sale plan for said assets and to its acquisition network development plan, evidenced by the recent creation of a payment card operating company and the active search for potential buyers.

The following investments in associates were classified to non-current assets held for sale:

		As of June 30, 2021		As of December 31, 2020
	Participation	Assets	Result	Assets	Result
	%	MCh$	MCh$	MCh$	MCh$
Transbank	25.00	19,093	-	19,093	-
Nexus	-	-	-	-	-
Redbanc	33.43	2,943	-	2,943	-
Totals		22,036	-	22,036	-

(*) By public deed dated January 22, 2020, the sale of 79,577 shares that Banco Santander-Chile held with Nexus S.A. was materialized with Banco Itau-Corpbanca, thus completing the total sale of the stake that the Bank held in Nexus S.A.

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-143

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 37

RECONCILIATION BETWEEN CHILEAN GAAP ACCOUNTING PRINCIPLES AND IFRS

The following table shows the required adjustment made to Chilean GAAP financial statement to full comply with IFRS requirements:

	As of June 30, 2021
	Chilean Bank GAAP	Reclassification	Adjustment	Total IFRS
ASSETS	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	7,512,113	-	-	7,512,113
Cash items in process of collection	1,040,417	-	-	1,040,417
Trading investments	43,815	(43,815)	-	-
Financial assets held for trading (*)	-	43,815	-	43,815
Investments under resale agreements	-	-	-	-
Financial derivative contracts	6,304,870	-	-	6,304,870
Interbank loans, net	7,637	(7,637)	-	-
Loans and accounts receivables from customers, net	33,711,737	(33,711,737)	-	-
Loans and account receivable at amortised cost (*)	-	33,719,374	(130,779)	33,588,595
Loans and account receivable at fair value through OCI (*)	-	-	51,241	51,241
Available for sale investments	7,071,313	(7,071,313)	-	-
Debt instrument at fair value through OCI (*)	-	7,071,313	-	7,071,313
Equity instruments at fair value through OCI (*)	-	-	173	173
Held to maturity investments	-	-	-	-
Investments in associates and other companies	10,490	-	-	10,490
Intangible assets	84,434	-	-	84,434
Property, plant, and equipment	184,657	45,952	-	230,609
Right of use assets	189,027	(45,952)	-	143,075
Current taxes	77,989	-	-	77,989
Deferred taxes	631,756	-	(28,887)	602,869
Other assets	1,942,497	-	9,525	1,952,022
TOTAL ASSETS	58,812,752	-	(98,727)	58,714,025
LIABILITIES
Deposits and other demand liabilities	17,722,252	-	-	17,722,252
Cash items in process of being cleared	952,459	-	-	952,459
Obligations under repurchase agreements	58,861	-	-	58,861
Time deposits and other time liabilities	11,755,807	-	-	11,755,807
Financial derivative contracts	6,721,491	-	-	6,721,491
Interbank borrowing	8,013,918	-	-	8,013,918
Issued debt instruments	8,022,365	-	-	8,022,365
Other financial liabilities	214,434	-	-	214,434
Obligations for lease contracts	144,753	-	-	144,753
Current taxes	-	-	-	-
Deferred taxes	214,640	-	301	214,941
Provisions	448,640	-	(173,607)	275,033
Other liabilities	1,124,861	-	-	1,124,861
TOTAL LIABILITIES	55,394,481	-	(173,306)	55,221,175
EQUITY
Attributable to the equity holders of the Bank	3,330,025	-	74,579	3,404,604
Capital	891,303	-	-	891,303
Reserves	2,548,965	-	1,594	2,550,559
Valuation adjustments	(367,277)	-	1,812	(365,465)
Retained earnings	257,034	-	71,173	328,207
Retained earnings from prior years	-	-	57,338	57,338
Income for the period	367,191	-	19,765	386,956
Minus: Provision for mandatory dividends	(110,157)	-	(5,930)	(116,087)
Non-controlling interest	88,246	-	-	88,246
TOTAL EQUITY	3,418,271	-	74,579	3,492,850
TOTAL LIABILITIES AND EQUITY	58,812,752	-	(98,727)	58,714,025

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-144

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

(*) Corresponds to reclassifications by line to convert CMF figures into IFRS.

NOTE 37

RECONCILIATION BETWEEN CHILEAN GAAP ACCOUNTING PRINCIPLES AND IFRS, continued

	As of June 30, 2021
	Chilean Bank GAAP	Reclassification	Adjustment	Total IFRS
	MCh$	MCh$	MCh$	MCh$
OPERATING INCOME
Interest income	1,217,766	-	-	1,217,766
Interest expense	(348,671)	-	-	(348,671)
Net interest income	869,095	-	-	869,095
Fee and commission income	257,161	-	-	257,161
Fee and commission expense	(105,169)	-	-	(105,169)
Net fee and commission income	151,992	-	-	151,992
Net income (expense) from financial operations	9,261	-	-	9,261
Net foreign exchange gain	62,038	(1,575)	-	60,463
Other operating income	10,316	-	(4,535)	5,781
Net operating profit before provision for loan losses	1,102,702	(1,575)	(4,535)	1,096,592
Provision for loan losses	(184,043)	1,575	26,017	(156,451)
NET OPERATING PROFIT	918,659	-	21,482	940,141
Personnel salaries and expenses	(200,659)	-	-	(200,659)
Administrative expenses	(135,686)	-	-	(135,686)
Depreciation and amortization	(58,324)	-	-	(58,324)
Impairment of property, plant, and equipment	-	-	-	-
Other operating expenses	(51,385)	-	5,542	(45,843)
Total operating expenses	(446,054)	-	5,542	(440,512)
OPERATING INCOME	472,605	-	27,024	499,629
Income from investments in associates and other companies	887	-	-	887
Income before tax	473,492	-	27,024	500,516
Income tax expense	(102,520)	-	(7,259)	(109,779)
Net income for continuing operations	370,972	-	19,765	390,737
Income from continuing operations	-	-	-	-
NET INCOME FOR THE PERIOD	370,972	-	19,765	390,737
Attributable to:
Equity holders of the Bank	367,191	-	19,765	386,956
Non-controlling interest	3,781	-	-	3,781
Earnings per share attributable to
Equity holders of the Bank:	1.949	-	0.104	2.053

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-145

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

NOTE 38

SUBSEQUENT EVENTS

On July 15, 2021, the sale of the shares held in the Banco Latinoaméricano de Comercio Exterior (Bladex), whose book value was $ 136 million, was carried out, which generated a profit of $ 148 million.

During July 2021 and September 2021, the Bank made disbursed Ch$2,500 million and Ch$4,999 million, respectively for the capital increases of Transbank S.A.

During July 2021 and August 2021, the Bank's Board of Directors approved additional voluntary credit risk provisions for an amount of Ch$15,000 million and Ch$ 15,000 million respectively, in order to mitigate possible future effects of the current health crisis on the loan portfolio.

There are no other subsequent events that occurred between July 01, 2021 and the date of issuance of these Consolidated Interim Financial Statements (October 20, 2021) to disclose.

JONATHAN COVARRUBIAS H. Chief Accounting Officer	MIGUEL MATA HUERTA Chief Executive Officer

October 2021

Consolidated Interim Financial Statements June 2021  /  Banco Santander-Chile   F-146

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristián Florence
Name: Cristián Florence
Title: General Counsel

Date: October 21, 2021